Form 20-F
period 2001-12-31
ABBEY NATIONAL PLC/ENG
filed 2002-03-25
CIK 931098

SECURITIES AND EXCHANGE COMMISSION,
WASHINGTON, D.C. 20549
(Mark One)
FORM 20-F
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                        to

Commission file number 0-25670

Abbey National plc
(Exact name of Registrant as specified in its charter)

England
(Jurisdiction of incorporation or organization)

Abbey House, Baker Street, London NW1 6XL, England
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Non-cumulative Dollar-denominated Preference Shares	New York Stock Exchange*
of nominal value $0.01 each, Series A and Series B

American Depositary Shares,	New York Stock Exchange
each representing one Non-cumulative
Dollar-denominated Preference Share
of nominal value $0.01, Series A and Series B
7% Perpetual Subordinated Capital Securities (SUA)	New York Stock Exchange
7.25% Perpetual Subordinated Capital Securities (SUD)	New York Stock Exchange
7.25% Perpetual Subordinated Capital Securities (SXA)	New York Stock Exchange

* Not for trading, but only in connection with the listing of related American Depositary Shares Securities registered or to be registered pursuant to Section 12(g) of the Act.

Ordinary Shares of nominal value 10 pence each
American Depositary Shares, each representing two Ordinary Shares of nominal value
10 pence each

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares of nominal value 10 pence each	1,446,155,227
10 3 /8 % Non-cumulative Preference Shares of nominal value £1 each	200,000,000
8 5 /8 % Non-cumulative Preference Shares of nominal value £1 each	125,000,000
8 3 /4 % Non-cumulative Dollar-denominated Preference Shares of nominal value $0.01 each, Series A	8,000,000
7 3 /8 % Non-cumulative Dollar-denominated Preference Shares of nominal value $0.01 each, Series B	18,000,000

     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

     Yes      X      No

     Indicate by check mark which financial statement item the registrant has elected to follow.

     Item 17             Item 18    X

ABBEY NATIONAL plc CROSS REFERENCE SHEET

Form 20-F item number		Page
	Part I

1	Identity of Directors, Senior Management and Advisors	n/r
2	Offer Statistics and Expected Timetable	n/r
3	Key Information
	Selected Financial Data	3
	Risk Management	70
4	Information on the Company
	Summary History of Abbey National	7
	General Business Overview	7
	Organizational Structure	7
	Property, Plants and Equipment	47
5	Operating and Financial Review and Prospects
	Financial Highlights	20
	Capital Management and Resources	45
	Research and Development, Patents and Licenses	not applicable
	Trend Information	18
6	Directors, Senior Management and Employees
	Directors and Senior Management	97
	Compensation	103
	Board Practices	98
	Employees	111
	Share Ownership	108
7	Major Shareholders and Related Party Transactions
	Major Shareholders	114
	Interests of Directors and Officers	107
8	Financial Information
	Consolidated Statements and Other Financial Information	F-3
	Significant Events	22
9	The Offer and Listing
	Share Price History	113
	Trading Markets	112
10	Additional Information
	Memorandum and Articles of Association	F-96
	Material Contracts	86
	Taxation	115
	Location of Documents Concerning the Company	F-96
11	Quantitative and Qualitative Disclosures about Market Risk
	Market Risk	73
12	Description of Securities Other Than Equity Securities	n/r

	Part II

13	Defaults, Dividend Arrearages and Delinquencies	not applicable
14	Material Modifications to the Rights of Security Holders and the Use of
	Proceeds	not applicable
15	RESERVED	not applicable
16	RESERVED	not applicable

	Part III

17	Financial Statements	not applicable
18	Financial Statements	F-3
19	Exhibits	F-96
n/r – not required as this 20-F is filed as an Annual Report

DEFINITIONS

     This is the Annual Report on Form 20-F (the ‘‘Annual Report’’) for Abbey National plc which is a public limited company incorporated under the laws of England. The principal office is situated at Abbey House, Baker Street, London NW1 6XL. The Directors’ Report and Accounts of Abbey National plc in the format required to be published in the United Kingdom are available from the Company Secretary at the above address. The registered office of Abbey National plc is Abbey National House, 2 Triton Square, Regent’s Place, London, NW1 3AN.

     In this Annual Report references to ‘‘ANTS’’ are references to Abbey National Treasury Services plc; references to ‘‘Abbey National’’ are references to Abbey National plc; references to the ‘‘Society’’ are references to Abbey National Building Society; and references to the ‘‘Group’’ are references to Abbey National and its subsidiaries or, where the context so requires, to the Society and its subsidiaries. References to the ‘‘Board’’ are references to the Board of Directors of Abbey National. References to ‘‘Conversion’’ are references to the transfer of the business of the Society to Abbey National under Section 97 of the Building Societies Act 1986 which became effective on July 12, 1989 on the completion of the offer of shares in Abbey National and the admission of the share capital of Abbey National to the Official List of the London Stock Exchange. References to ‘‘Rating Organizations’’ are references to ‘‘nationally recognized statistical rating organizations’’ within the meaning of the United States Securities Exchange Act of 1934, as amended (the ‘‘Exchange Act’’). In this Annual Report references to the ‘‘Commission’’ are references to the Securities and Exchange Commission.

     In this Annual Report, unless otherwise specified or unless the context otherwise requires, all references to ‘‘pounds’’, ‘‘sterling’’, ‘‘£’’, ‘‘p’’ and ‘‘pence’’ are to the lawful currency of the United Kingdom of Great Britain and Northern Ireland (the ‘‘United Kingdom’’ or the ‘‘U.K.’’). References to ‘‘dollars’’, ‘‘U.S.$’’ or ‘‘$’’ are to United States dollars and all references to ‘‘¢’’ are to cents. Amounts stated in dollars, unless otherwise indicated, have been translated from sterling at an assumed rate solely for convenience, and should not be construed as representations that the sterling amounts actually represent such dollar amounts or could be converted into dollars at the rate indicated or any other rate. Unless otherwise indicated, such dollar amounts have been translated from sterling at the rate of £1.00 = $1.45, the noon buying rate in the City of New York for cable transfers in sterling as certified by the Federal Reserve Bank of New York for customs purposes (the ‘‘Noon Buying Rate’’) on December 31, 2001. In this Annual Report, all references to ‘‘euros’’ or ‘‘€’’ are to the lawful currency of the member states of the European Union that adopt a single currency in accordance with the Treaty establishing the European Communities, as amended by the Treaty on European Union.

     Unless otherwise indicated, the financial information contained in this Annual Report has been prepared in accordance with accounting principles generally accepted in the United Kingdom (‘‘U.K. GAAP’’) which, as described in Note 55 to Abbey National’s Consolidated Financial Statements included elsewhere in this Annual Report, differ in certain significant respects from accounting principles generally accepted in the United States (‘‘U.S. GAAP’’). Unless otherwise indicated, any reference in this Annual Report to Consolidated Financial Statements is to the audited Consolidated Financial Statements of Abbey National (including the notes thereto) included herein. Unless otherwise indicated, financial information for the Group included in this Annual Report is presented on a consolidated basis, as described in the ‘‘Accounting Policies’’ section of the Consolidated Financial Statements included elsewhere in this Annual Report. In this Annual Report, all references to Tier 1, Tier 2 and Tier 3 capital refer to the Group’s Tier 1, Tier 2 and Tier 3 capital calculated in accordance with the standards of the Bank for International Settlements, European Community directives and the Financial Services Authority (‘‘FSA’’). In this Annual Report, all references to billions are references to one thousand millions.

     Averages in this Annual Report are based upon daily data for ANTS and its subsidiaries, excluding Cater Allen Holdings Limited and its subsidiaries, and upon monthly data for all other operations. Management believes that all daily and monthly average balances provide a fair representation of the average balances for the operations of the Group. Unless otherwise specified, statistics regarding loans have been calculated without giving effect to allowances for loan losses.

     In this Annual Report amounts classified as U.K. business reflect transactions by U.K. domiciled offices. Non-U.K. business reflects transactions booked in operations domiciled outside the United Kingdom. U.K. statistical and market-share information contained in this Annual Report has been derived from the financial statistics of the Central Statistical Office of Her Majesty’s Government, the Council of Mortgage Lenders, the Handbook of the Building Societies Association and, with respect to amounts shown for Abbey National, Abbey National’s own data. Statistics given in this Annual Report for the United Kingdom exclude Jersey and the Isle of Man except for the statistical market-share data concerning the U.K. mortgage market and the U.K. liquid savings market.

FORWARD-LOOKING STATEMENTS

      Abbey National may from time to time make written or oral forward-looking statements. Written forward-looking statements may appear in documents filed with the U.S. Securities and Exchange Commission, including this Annual Report, reports to shareholders and other communications. The U.S. Private Securities Litigation Reform Act of 1995 contains a safe harbor for forward-looking statements on which we rely in making such disclosures. Examples of such forward-looking statements include, but are not limited to:

•	projections or expectations of revenues, income (or loss), earnings (or loss) per share, dividends, capital structure or other financial items or ratios;
•	statements of plans, objectives or goals of Abbey National or its management, including those related to products or services;
•	statements of future economic performance; and
•	statements of assumptions underlying such statements.

      Words such as ‘‘believes’’, ‘‘anticipates’’, ‘‘expects’’, ‘‘intends’’, ‘‘aims’’, and ‘‘plans’’ and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

      By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. Abbey National cautions readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements made by us or on our behalf. These factors include:

•	inflation, interest rate, exchange rate, market and monetary fluctuations;
•	the effect of, and changes in, regulation and government policy;
•	the effects of competition in the geographic and business areas in which Abbey National conducts operations;
•	changes in consumer spending, saving and borrowing habits in the United Kingdom and in other countries in which Abbey National conducts operations;
•	the effects of changes in laws, regulations, taxation or accounting standards or practices;
•	the ability to increase market share and control expenses;
•	the timely development of and acceptance of new products and services of Abbey National and the perceived overall value of these products and services by users;
•	acquisitions;
•	technological changes, including those affecting European Economic and Monetary Union (‘‘EMU’’) compliance;
•	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which Abbey National conducts operations; and
•	Abbey National’s success at managing the risks of the foregoing.

     Abbey National cautions that the foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to Abbey National, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made, and Abbey National does not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

SELECTED FINANCIAL DATA

     The financial information set forth below for the twelve month periods ended December 31, 2001, 2000 and 1999, and as at December 31, 2001 and 2000 has been derived from the Consolidated Financial Statements of the Group included elsewhere in this Annual Report. The information should be read in connection with, and is qualified in its entirety by reference to, the Group’s Consolidated Financial Statements and the notes thereto. Financial information set forth below for the twelve month periods ended December 31, 1998 and 1997, and as at December 31, 1999, 1998 and 1997, has been derived from the audited consolidated financial statements of the Group for 1999, 1998 and 1997. The financial information in this Selected Financial Data does not constitute statutory accounts within the meaning of the Companies Act 1985. The auditors’ report in the accounts for each of the five years ended December 31, 2001 was unqualified and did not include a statement under sections 237(2) and 237(3) of the Companies Act 1985. The consolidated financial statements of the Group for each of the two years ended December 31, 1998 have been audited by PricewaterhouseCoopers, independent accountants, and its predecessor firm, Coopers & Lybrand. The consolidated financial statements of the Group, as at December 31, 2001, 2000 and 1999, were audited by Deloitte & Touche, independent accountants. The Group’s Consolidated Financial Statements included elsewhere in this Annual Report have been prepared in accordance with U.K. GAAP, which differ in certain significant respects from U.S. GAAP. Certain significant differences between U.K. GAAP and U.S. GAAP are discussed in Note 55 to the Consolidated Financial Statements, and Notes 57 and 58 to the Consolidated Financial Statements includes reconcilliations of certain amounts calculated in accordance with U.K. GAAP to U.S. GAAP.

	Year ended/as at December 31,

	2001 (1)		2001		2000		1999		1998		1997

	(in millions, except per share data)
U.K. GAAP income statement data
Net interest income (6)	$3,943		£2,711		£2,680		£2,661		£2,241		£2,038
Commissions, fees and other income (6)(7)	2,680		1,843		1,614		1,147		897		730
Total operating income	6,623		4,554		4,294		3,808		3,138		2,768
Other operating expenses excluding depreciation on operating lease assets	(2,690)		(1,850)		(1,815)		(1,594)		(1,285)		(1,168)
Depreciation on operating lease assets (7)	(372)		(256)		(178)		(52)		(20)		(8)
Provisions for bad and doubtful debts	(382)		(263)		(273)		(303)		(201)		(121)
Provisions for contingent liabilities and commitments	13		9		(21)		(23)		(16)		(16)
Amounts written off fixed asset investments	(372)		(256)		(32)		(26)		(28)		(3)
Income before taxes and exceptional items	2,820		1,938		1,975		1,810		1,588		1,452
Exceptional items (2)	—		—		—		(27)		(68)		(173)
Income before taxes	2,820		1,938		1,975		1,783		1,520		1,279
Net income (3)	1,767		1,215		1,327		1,223		1,024		919
Per ordinary share information (basic) (including exceptional items) (4)	123.5	¢	84.9	p	93.4	p	86.2	p	72.4	p	65.2	p
Per ordinary share information (diluted) (including exceptional items)	122.5	¢	84.3	p	92.8	p	85.5	p	71.7	p	64.7	p
Dividends (8)	72.7	¢	50.0	p	45.50	p	40.25	p	35.3	p	30.7	p
U.S. GAAP income statement data
Net operating income	$2,216		£1,524		£1,552		£1,469		£1,235		£1,104
Net income (3)	1,534		1,055		1,186		1,011		825		781
Dividends	1,043		717		636		562		491		424
Per ordinary share (basic) (4)	106.7	¢	73.4	p	83.5	p	71.3	p	58.3	p	55.4	p
Per ordinary share (diluted) (4)	106.7	¢	73.4	p	83.2	p	70.8	p	57.9	p	55.0	p
Per ordinary share (basic) (4)(9)	107.2	¢	73.7	p	83.5	p	71.3	p	58.3	p	55.4	p
Per ordinary share (diluted) (4)(9)	107.2	¢	73.7	p	83.2	p	70.8	p	57.9	p	55.0	p
U.K. GAAP balance sheet data
Loans and advances to banks and customers and net investment	$144,256		£99,193		£102,410		£92,685		£85,015		£79,804
in finance leases
Total assets (5)	312,538		214,906		204,391		180,744		162,753		144,130
Deposits by banks, customer accounts and debt securities in	223,405		153,617		158,869		141,142		131,523		119,734
issue
Long term liabilities (10)	10,016		6,887		5,871		4,641		3,333		2,463
Shareholders’ funds	11,709		8,051		6,830		6,078		5,407		4,878
Book value of equity shareholders’ funds per ordinary share	704.6	¢	484.5	p	445.6	p	395.8	p	349.8	p	313.4	p
U.S. GAAP balance sheet data
Shareholders’ funds	$12,078		£8,305		£7,574		£6,947		£6,373		£6,044
Book value of equity shareholders’ funds per ordinary share	730.2	¢	502.1	p	498.0	p	456.9	p	418.0	p	395.9	p
Total assets (5)(11)	$274,681		£188,875		£177,802		£158,354		£148,984		£134,908

(1)	Amounts stated in dollars have been translated from sterling at the rate of £1.00 = $1.4543, the Noon Buying Rate on December 31, 2001.
(2)	In 1999, 1998 and 1997, costs incurred in preparing the Group for Year 2000 and Economic and Monetary Union have been treated as exceptional items. Prior year comparatives were restated for consistency. In addition, in 1997, the U.K. Government announced a package of measures which represented a significant change to the U.K. tax regime. The effects of these measures were shown as exceptional items in the profit and loss account.

(3)	Net income equals profit on ordinary activities after tax, minority interests and dividends attributable to non-equity interests and other non-equity interest appropriations.
(4)	Net income divided by the average number of ordinary shares outstanding, unless diluted which includes effect of share options outstanding.
(5)	In 1999, following an accounting presentation change, Assets and Liabilities under stock borrowing and lending agreements were no longer reported as on-balance sheet items, but as contractual commitments. Accordingly, total assets were reduced by £15,026 million as at December 31, 1998, and £6,678 million as at December 31, 1997, with an equivalent reduction in Total liabilities.

(6)	Prior to 1999, dealing profits (included within commissions, fees and other income) also included interest receivable on trading securities and interest payable on their associated funding. Following an accounting presentation change in 1999, such interest is now included in net interest income. The prior year comparative balances were restated with the effect being a £12 million increase (1998) and a £16 million increase (1997) in net interest income and a corresponding decrease in dealing profits for these years.

(7)	Prior to 2000, depreciation on operating lease assets was reported as a charge against income on operating lease assets (within Commissions, fees and other income). Such income continues to be reported within Commissions, fees and other income, however, following an accounting presentation change, depreciation on operating lease assets is now reported within operating expenses, but shown as a separate item within that heading because such assets are used for a different purpose to fixed assets used in administrative functions.

The prior year comparatives for the three years ended 1999, were restated with the effect being a £52 million (1999), £20 million (1998) and £8 million (1997) increase in Commissions, fees and other income. This change results from the application of FRS 15, ‘‘Tangible Fixed assets’’, which first applies to the financial statements for the year ended December 31, 2000.
(8)	Equivalent U.S. dollar amounts are shown in ‘‘Shareholder Information – Dividends on Ordinary Shares’’, included elsewhere in this annual report.
(9)	In 2001, following an accounting presentation change, net earnings were reduced by £5 million. The per ordinary share information has been stated after the effect of the change in accounting policy.
(10)	Long term liabilities include reserve capital instruments.
(11)	Total assets under U.S. GAAP have been restated for each of the comparative periods.

	Year ended/as at December 31,

	2001	2000	1998	1997	1996

	(percent, except ratio of earnings to fixed charges)
Selected U.K. GAAP financial statistics
Profitability ratios:
Return on average total assets (1)(9)	0.58	0.69	0.69	0.66	0.69
Return on average ordinary shareholders’ funds(2)	17.16	21.54	22.48	21.07	20.85
Return on average risk weighted assets(3)	1.44	1.67	1.65	1.60	1.70
Net interest margin (excluding exceptional items)(4)(9)	1.47	1.61	1.75	1.66	1.71
Cost:income ratio (including exceptional items)(5)	43.04	44.10	43.07	43.27	45.69
Cost:income ratio (excluding exceptional items)(5)	43.04	44.10	42.44	41.21	42.32
Capital ratios:
Ordinary Dividends as a percentage of net income	59.26	48.91	46.77	48.93	47.23
Average ordinary shareholders’ funds as a percentage of average total assets (9)	3.39	3.21	3.09	3.15	3.30
Risk asset ratios:
Total	11.5	13.5	11.6	10.2	11.1
Tier 1	8.7	8.9	7.7	7.3	8.4
Credit quality data: (6)
Non-performing loans as a percentage of loans and advances to customers excluding finance leases(6)(7)	2.07	2.60	2.90	3.69	3.44
Allowances as a percentage of loans and advances to customers excluding finance leases (6)	0.62	0.70	0.69	0.77	0.69
Allowances as a percentage of non-performing loans(6)(7)	29.73	26.87	24.11	20.86	19.73
Provisions charge for bad and doubtful debts as a percentage of average loans and advances to customers excluding finance leases (6)	0.33	0.35	0.41	0.29	0.18
Ratio of earnings to fixed charges: (8)
Excluding interest on retail deposits	1.36	1.31	1.38	1.31	1.30
Including interest on retail deposits	1.26	1.23	1.27	1.20	1.19
Selected U.S. GAAP financial statistics
Return on average total assets (1)(10)	0.58	0.71	0.66	0.58	0.60
Return on average ordinary shareholders’ funds(2)	14.67	17.42	16.28	13.92	14.14
Dividends as a percentage of net income	63.98	50.42	51.83	55.39	49.81
Average ordinary shareholders’ funds as a percentage of average total assets (10)	3.92	4.05	4.04	4.18	4.25
Ratio of earnings to fixed charges: (8)
Excluding interest on retail deposits	1.28	1.25	1.32	1.24	1.25
Including interest on retail deposits	1.20	1.18	1.22	1.16	1.16

(1)	Net income divided by average total assets.
(2)	Net income divided by average equity shareholders’ funds.
(3)	Net income divided by average risk weighted assets.
(4)	Net interest margin represents net interest income as a percentage of average interest-earning assets.
(5)	Cost:income ratio equals operating expenses excluding depreciation on operating lease assets divided by total operating income less depreciation on operating lease assets.

(6)	All credit quality data is calculated using period-end balances, except for provisions for bad and doubtful debts as a percentage of average loans and advances to customers, excluding assets held under purchase and resale agreements.

(7)	The non-performing loans used in these statistics are calculated in accordance with conventional U.S. definitions. The value of non-performing loans represents the aggregate outstanding balance of all loans and advances 90 days or more overdue or, for unsecured loans less than 90 days overdue, the balance of loans where a provision has been made or interest suspended. Interest continues to be debited to substantially all of these loans and advances for collection purposes. The proportion of this interest whose collectability is in doubt is then suspended and excluded from the income statement. Accordingly, the interest income figures included in the income statement are the same as would be reported in the United States. However, the value of non-performing loans is higher by the cumulative amount of this suspended interest.

In cases where borrowers have made arrangements to pay off their arrears over a period of time, the arrears remain on the loan accounts until cleared and as a result the loans are included in non-performing loans even though the customers are currently performing and many will ultimately discharge their loans fully.
Abbey National generally holds a first mortgage over the properties securing the U.K. residential mortgage loans. The value of the security will in many cases completely cover the value of the loan and the arrears and in the remainder will considerably reduce the size of the loss incurred.
Non-performing loans also include the full value of loans for which Abbey National has enforced its security by taking into possession the borrowers’ properties. In many such cases the value of the losses expected to result on sale of the security is known with some certainty and is included in the specific allowances. However, the value of the losses is not charged off until the properties are sold and the losses have thus been determined precisely. Other banks, including those in the United States, may charge off losses more rapidly. Although Abbey National’s practice does not affect net income or the carrying value of loans and advances to customers, it does increase the reported value of non-performing loans.
For these reasons, the value of the non-performing loans is not necessarily indicative of the value of losses which Abbey National is likely to suffer. Management believes that it is important to consider the quality of Abbey National’s U.K. residential mortgage portfolio compared with those of its competitors. Over the reporting periods covered by this table, the number of mortgage loans which are six months or more in arrears as a percentage of the total number of outstanding mortgage loans has been broadly comparable with the U.K. Council of Mortgage Lenders’ (‘‘CML’’) industry average. As at December 31, 2001, Abbey National’s percentage was 0.58% compared with a CML percentage of 0.55%. The value of these Abbey National non-performing loans as a percentage of its total U.K. residential mortgage loan assets was 0.39%. Non-performing loans in this table also include the value of arrears cases between three and six months in arrears and the value of properties in possession. On this basis, the non-performing U.K. residential mortgage loans are 0.5% of its total U.K. residential loans and advances. If the remainder of the Group’s loans and advances (excluding finance leases) are included, this ratio increases to 2.07%.

(8)	For the purpose of calculating the ratios of earnings to fixed charges, earnings consists of income before taxes plus fixed charges. Fixed charges consists of interest payable, which includes the amortization of discounts and premiums on debt securities in issue and interest payable on finance lease obligations.

(9)	These ratios were restated for years ending December 31, 1997 and 1998. The restatement reflects an accounting presentation change whereby the stock lending and borrowing balances are now treated as off-balance sheet items (see note (5) on page 5).

(10)	These ratios have be restated for each of the comparative periods due to the U.S. GAAP total assets being restated (see note (11) on page 5).

EXCHANGE RATES

     The following tables set forth, for the periods indicated, certain information concerning the exchange rate for pounds sterling based on the Noon Buying Rate in New York City expressed in U.S. dollars per £1.00. No representation is made that amounts in pounds sterling have been, could have been or could be converted into U.S. dollars at the Noon Buying Rate or at any other rate.

Calendar Period	High	Low	Average(1)	Period End

	(dollars per pound)
Years ended December 31, 2001	1.50	1.37	1.44	1.45
2000	1.65	1.40	1.51	1.50
1999	1.68	1.56	1.61	1.62
1998	1.72	1.61	1.66	1.66
1997	1.70	1.58	1.64	1.64

Months ended: March 2002(2)	1.42	1.42
February	1.43	1.41
January	1.45	1.41
December 2001	1.46	1.42
November	1.47	1.41
October	1.48	1.42
(1)	The average of the Noon Buying Rates on the last business day of each month during the relevant period.
(2)	With respect to March 2002, for the period from March 1 through March 8.

BUSINESS OVERVIEW

     This section contains forward-looking statements that involve inherent risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. See ‘‘Forward-Looking Statements’’ above.

General
     Abbey National and its subsidiaries constitute a major financial services group in the United Kingdom. With total assets of £214.9 billion (2000: £204.4 billion) and income before taxes of £1,938 million (2000: £1,975 million) as at and for the year ended December 31, 2001, the Abbey National Group ranked as the 6th largest banking group incorporated in the United Kingdom in terms of total assets. It is the U.K.’s second largest residential mortgage lender and retail deposit taker.

     The Group currently has no exposure to highly leveraged derivative transactions that is not either hedged or collateralized and less than 2% of exposures to countries that are not members of the Organization for Economic Cooperation and Development (‘‘OECD’’). The security on the Group’s U.K. residential mortgage loans, together with the strong credit ratings of the assets held in Wholesale Banking, provide the Group with strong asset quality.

     The principal executive offices of Abbey National and ANTS are located at Abbey House, Baker Street, London NW1 6XL, England. The telephone number of Abbey National is +44-870-607-6000. The telephone number of ANTS is +44-20-7612-4000. The registered office of Abbey National is Abbey National House, 2 Triton Square, Regent’s Place, London, NW1 3AN. The designated agent for service of process of Abbey National in the United States is CT Corporation System, with offices at 111 Eight System-CT New York, NY 10011. Please see ‘‘Operating and Financial Review and Prospects – Property Plant and Equipment’’ for further information regarding the Group’s properties.

Summary History of Abbey National
     The Abbey National Building Society (‘‘the Society’’) was formed in 1944 with the merger of two long-standing building societies. In 1988, Abbey National was incorporated as a bank and in 1989 the Society transferred business to Abbey National as part of the Conversion and listing on the London Stock Exchange. Since incorporation, Abbey National has continued to develop all its principal businesses organically and through acquisitions, joint ventures and strategic alliances.

Organizational Structure
     Abbey National has four customer facing divisions. These are Retail Banking, Wholesale Banking, Business to Business, and Business to Consumer. In turn these divisions are supported by a core infrastructure area spanning the whole Group. In February 2002, the Group announced a restructuring of its business divisions. Going forward, the management of the business will be more closely aligned to the Group’s strategic direction, with the creation of three divisions: Retail Banking, Wholesale Banking and Wealth Management and Long-Term Savings. Ownership interests in each significant subsidiary of the Group are detailed in Note 22 to the Consolidated Financial Statements included elsewhere in this Annual Report.

Corporate Purpose and Strategy
     Abbey National is already a leading, broadly-based financial services institution and management continues to build a balanced business portfolio, generating high quality, stable earnings from a broad range of markets.

     Abbey National’s strategy is focused on delivering increased shareholder value through carefully managed organic growth, joint ventures, and complimentary acquisitions that achieve critical mass or contribute key skills.

     Innovation continues to play a key role in improving cost efficiency by re-engineering business processes, making greater use of shared resources and common platforms, as well as maximizing capital and balance sheet management opportunities.

Retail Banking
     The Retail Banking segment includes Abbey National’s U.K. retail banking network, Abbey National Life plc and Retail Insurance.

     The Retail Bank is the Group’s largest business, with total assets of £65.8 billion and income before taxes of £1,303 million, as at and for the year ended December 31, 2001. Retail Banking manages the design, pricing, sales, marketing, and servicing of the majority of the Group’s retail products.

     Retail Banking’s distribution network comprises a national network of 700 traditional branches, 3,175 automated teller machines (‘‘ATMs’’), of which 1,423 are at non-branch locations, an additional 38 in-store branches within Safeway supermarkets, a major U.K. food retailer, and 18 branches incorporating Costa coffee shops. These distribution platforms are combined with telephone sales and servicing and business development units, which directly service the mortgage intermediary market, and now are also supported by a mortgage Introducer Internet service. Over 1,129,000 retail customers have registered with the Abbey National e-banking service since it was launched in May 2000, providing customers access through the Internet, digital TV and WAP mobile phone technology.

     The branch network is being reorganized to focus on local markets, with a branch-franchising pilot program that began to be progressively rolled out in 2000, harnessing the entrepreneurial drive of our best sales managers and significantly increasing sales productivity.

     Retail Banking has three strategic priorities. These include maintaining its position in the traditional mortgage and savings markets, whilst broadening the services offered to customers and continuing to diversify earnings. They also include building the strength of its brand and changing the way business is conducted with customers, focusing on customer value management and cost effectiveness.

     In particular, cost efficiencies will continue to be pursued by re-engineering key processes. This has included: forming a joint venture with EDS to process mortgages and secured loans; outsourcing general insurance processing to Capita Eastgate; and outsourcing credit card management (other than selling) to MBNA. Efficiencies are also pursued by encouraging more customers to move to self-service and lower cost methods of transacting with Abbey National. Reduced transactions costs are being achieved by, for example, promoting ATM usage and focusing on direct distribution.

   Residential Mortgages
     The total amount of mortgage loans outstanding in the United Kingdom including the effect of house price inflation, increased from £432 billion at December 31, 1997 to £591 billion at December 31, 2001.

     At December 31, 2001, Abbey National had £73.1 billion of mortgage loans, representing an estimated 12.4% share of the total outstanding amount of U.K. residential mortgage loans (including housing association loans) as at that date (2000: 12.7%). As at December 31, 2001, the proportion of Abbey National’s total U.K. mortgage assets funded by U.K. retail liabilities was approximately 74% (2000: 75%).

     Abbey National Mortgage Products. Abbey National provides mortgage loans for house purchases as well as home improvement loans and secured personal loans to existing mortgage customers. Mortgage loans are offered in two payment types, repayment and interest only. Repayment mortgages require both principal and interest to be repaid in monthly installments over the life of the mortgage. Interest only mortgages require monthly interest payments and the repayment of principal at the end of the mortgage term (which can be arranged via a number of investment products including Individual Savings Accounts (ISAs) and pension policies, or by the sale of the property).

     Abbey National’s mortgage loans are almost always secured by a first mortgage over property and are typically arranged for a 25 year term, with no minimum term and a normal maximum term of 35 years. Abbey National’s mortgage loans currently have an average life of approximately 6 years depending on, among other factors, housing market conditions. Interest on mortgage loans is charged predominantly at floating rates, determined at the discretion of Abbey National by reference to the general level of market interest rates and competitive forces in the U.K. mortgage market.

     Fixed-rate products generally offer a pre-determined interest rate for between two and five years, after which they bear interest at floating rates. Fixed-rate mortgages comprised approximately 22% of Abbey National’s U.K. residential mortgage portfolio at December 31, 2001. The interest rate risk on such mortgages is managed as part of the Group’s asset and liability management procedures. See ‘‘Risk Management – Market Risk’’ included elsewhere in this Annual Report.

     Discounted mortgage products have become a common feature of the U.K. market. Mortgages may be discounted by reducing the relevant rate for a limited period of time, typically for between one and five years. After the discount period ends, the loan reverts to the full floating rate.

     Abbey National also offers cashbacks, an upfront cash payment granted to a customer as an incentive to take out a loan. In the event of redemption of fixed cashback and discounted mortgage products, within a specified period, early redemption penalty charges are payable by the customer.

     An increasing proportion of new loans are flexible mortgages. These allow the mortgagee to vary their monthly payments, or take payment holidays, within predetermined criteria.

  U.K. Retail Household Liabilities
     At December 31, 2001, Abbey National had approximately 11.7 million deposit accounts with personal customers (2000: 11.86 million) providing a funding base of £43.3 billion (2000: £43.1 billion). Abbey National provides a full range of retail savings accounts, including demand deposit accounts, notice accounts, investment accounts and ISAs. ISAs permit U.K. individuals to invest in a combination of cash, equities and life insurance up to £7,000 per annum, free of tax. ISAs have been available since April 6, 1999, and the U.K. Government has guaranteed that these will be available for a minimum of 10 years.

     Interest rates on savings in the United Kingdom are primarily set with reference to the general level of market interest rates and the level of competition for such funds. Abbey National also from time to time offers investors the opportunity of fixing their rate of return for given periods with structured products which are only available for a limited period. However, for the majority of Abbey National’s retail liabilities, interest is paid on a floating-rate basis.

   Personal Banking Services
     At the end of 2001 the Group had approximately 2.3 million Abbey National Bank Account checking accounts as a result of a 64% increase in account openings. The total bank account customer base is now around 3.6 million. Behavioral scoring is used to determine whether to grant customers overdrafts on their checking accounts and whether to issue them check guarantee and ‘‘multifunction’’ cards (combined check guaranty, debit and ATM cards). Retail Banking has centrally controlled credit scoring to enable it to manage the risks associated with overdrafts on its checking account products. In addition, Abbey National offers an Instant Plus Account and Electron Card. This offers a combined cash withdrawal and debit card facility.

     In March 2001 Abbey National entered into strategic alliance with MBNA Europe Bank Limited (‘‘MBNA’’). Under the terms of the arrangement, ownership of the Abbey National retail card assets transferred to MBNA, who are developing a range of new cards for sale under the Abbey National brand, and manage the operations for Abbey National’s retail credit card business on an ongoing basis. The total consideration for the sale of Abbey National’s credit card asset to MBNA was £289 million.

     Abbey National offers unsecured personal loans and as at December 31, 2001 the loan asset was £1.7 billion (2000: £1.5 billion).

     Abbey National has a strategic alliance with Safeway, one of the U.K.’s largest food retailers. The relationship is wide ranging and value generating, the main aspects being:

•	38 Abbey National in-store banks;
•	a range of co-branded telephone and postal savings accounts;
•	one of Abbey National’s largest hosts of ATMs (275); and
•	one of Abbey National’s largest money transmission accounts.

     This list continues to grow, with Abbey National continuing to explore with Safeway opportunities and alternate formats for an in-store presence.

     Abbey National is continuing to make its customers’ lives easier through convenience retailing, enabling customers to do business with us through integrated business channels and flexible products. It includes in-branch e-banking facilities, new Costa coffee branches, more Safeway in-store branch openings, an extended ATM network, and an increasingly flexible product range.

   Abbey National Life plc (‘‘Abbey National Life’’)
     The U.K. life insurance industry consists of three principal segments: protection, investment and savings, and pensions.

     Protection. The traditional form of protection policy, known as term insurance, provides a lump sum benefit payable on death within a specified term to a named party, typically a relative. Policies are also available to provide protection against ill health.

     Investment and Savings. Investment bonds make up the bulk of this category. In recent years there has been a switch from deposit based products to investment type products, particularly those backed up by equity investments, potentially offering better returns. Unit Trusts, ISAs and endowment life insurance policies are also included in this category.

     Pensions. In the United Kingdom pensions are a tax-efficient way of saving to provide benefits on retirement. This is a result of the tax deductibility of contributions made and the generally tax-free growth granted to pension funds. The U.K. Government introduced from April 2001 a much simplified pensions product (Stakeholder Pensions) with greater flexibility and a lower charging structure. Abbey National Life participates in this market and most of its pensions new business is now of the Stakeholder type.

     Distribution. Under the terms of the United Kingdom Financial Services and Markets Act 2000, financial advisers are required to be an ‘‘appointed representative’’, ‘‘marketing associate’’ or an ‘‘independent financial adviser’’ (IFAs). These financial advisers are required to provide ‘‘best advice’’, based on an assessment of the client’s financial position and requirements. The Abbey National Life Group of Companies distribute via the appointed representative route. The appointed representative is required to recommend the most suitable products from the product range of the company for which it acts as representative or with which it is associated. Polarization, the arrangement whereby independent financial advisors are required to provide ‘‘best advice’’, based on an assessment of the client’s financial position and requirements, is currently under review. It is still conjecture as to what may happen in the future as details are only now beginning to become available.

     Abbey National Life underwrites and services a wide range of life insurance products including pension, protection, investment and savings products. These products are sold exclusively through Abbey National’s retail distribution network. A financial planning service is offered to customers in almost all of the Group’s branches. Advisers examine the financial circumstances and needs of customers identifying pension, protection, investment and savings requirements and recommend to them the appropriate products from the Abbey National brands.

     A subsidiary of Abbey National Life plc, ANUTM, manages a range of Unit Trusts, drawing on the fund management expertise of the life insurance business. Abbey National PEP and ISA Managers Ltd. manages the PEP and ISA businesses of Abbey National. The trustee of the unit trusts are Citicorp and Clydesdale Bank plc and the investment manager is Abbey National Asset Managers Ltd.

   Retail Insurance
     The range of non-life insurance products sold by Abbey National includes property (buildings and contents), motor, payment protection, and travel insurance. Residential mortgage-related insurance remains the primary type of policy sold and is offered to customers through the branch network and over the telephone, often at the same time that a mortgage is being taken out. Abbey National markets retail insurance products to savings customers both through branches and through its telephone service operation, which enables customers to buy buildings and contents insurance and a range of motor insurance products directly over the telephone.

     In January 2001, plans were announced to accelerate the growth of the retail insurance business. This involves using a panel of competing insurers, including ongoing relationships with CGNU plc, a leading U.K. insurer, to offer a wider choice of products and more competitive retail pricing. In addition, Capita Eastgate is responsible for the management and development of new systems to support the retail insurance business, using its new Consumer Direct platform. This aims to provide market leading product flexibility and straight through processing, improved customer service and lower costs. To facilitate the improved efficiencies and service, administration of policies was outsourced to Capita Eastgate and claims administration to Norwich Union Insurance.

     In September 2001 an Internet service using the panel of insurers was launched for property insurance including on-line quotes, on-line applications and on-line sales. In 2002 motor insurance involving the panel of insurers should be available for sale through the Internet and telesales. Motor policies on existing systems will be transferred to the new systems over 2002 and 2003.

Wholesale Banking
     Abbey National Treasury Services plc (‘‘ANTS’’) is the wholesale bank of the Group. ANTS comprises a Commercial Banking business (including its asset financing, commercial lending operations, securities financing and risk management activities), a large Investment Portfolio and the Group’s Treasury. As the Group’s Treasury, ANTS provides liquidity, funding, capital management and risk management services to the Group. In addition, ANTS is a significant player in the international financial markets, where it is skilled in structuring tailored financing for internal and external customers.

     In the future, the business will focus on markets where it can leverage existing customer relationships. It will work harder to drive synergies within the Wholesale Bank and within the Group, and it will reduce its risk profile.

     The business already has existing strong customer relationships – these will be developed and relationships deepened through the provision of value added services. The business will increasingly participate in those parts of the value chain that deliver more attractive margins, fees and commission. Its structuring capability will also be leveraged to deliver more complete and tailored solutions for Group, retail, business and corporate customers.

     The business will build on its already sound risk management practices, enhancing the established risk management framework and expertise to deliver leading edge risk management tools, metrics, policies and practices. The managed portfolio of investments will be refocused on a well diversified portfolio of higher quality assets, and we do not expect to increase exposures to certain higher risk portfolios above the current level.

     Abbey National plc has fully and unconditionally guaranteed the obligations of ANTS that have been or will be incurred before July 31, 2004. The guarantee is reviewed from time to time by Abbey National with a view to extending it. The last time this occurred was on February 9, 1998 when the guarantee was extended by five years from July 31, 1999 to July 31, 2004. The effect of this guarantee is that creditors of ANTS would rank pari passu with Abbey National’s direct creditors in the event of the insolvency of the Group. Each guarantee is of any obligation issued or incurred before its expiration, and covers payments through maturity, even if the guarantee is no longer in effect for subsequent obligations. As a result of the guarantee from Abbey National, ANTS has the same short- and long-term credit ratings as Abbey National. In turn, under the terms of a guarantee dated January 28, 1998, ANTS agreed to guarantee the unsecured and unsubordinated obligations of Abbey National that have been or will be incurred before July 31, 2004.

   Commercial Banking and Investment Portfolios
     ANTS lends to well-rated banks and financial institutions, corporates and sovereign borrowers, through debt securities, bilateral and syndicated loans. ANTS has established a reputation in the lending markets as the partner of choice for financing, working as a co-arranger with other banks to provide the best-fit financing package for its customers.

     ANTS saw a strong contribution from asset financing in 2001. The business undertaken has expanded significantly over the past year and now spans a number of markets, the main ones being infrastructure finance, leasing, project finance and social housing.

     Infrastructure financing focuses on financing UK and European public private partnership projects and other public infrastructure assets. The business continued to perform strongly in 2001, with ANTS maintaining its status as one of the principal players in this sector, undertaking a number of lead-arranging roles. Management anticipates that ANTS will continue to leverage further its expertise and strong counterparty relationships within the sector.

     Operating leasing benefited from a full year’s contribution from Porterbrook Leasing Company Limited (Porterbrook), the rolling stock operating company acquired in April 2000. During the year, Porterbrook expanded its reach beyond national boundaries, concluding its first international leasing transaction in April with the Danish State Railway, in a deal valued at €58 million. In May 2001, ANTS extended its activities in the operating leasing market through the acquisition of IEM Airfinance B.V. (previously called International Equipment Management B.V.), a small Dutch aircraft leasing company, at a cost of £81 million.

     Project finance continued to grow steadily during the year, focusing on property projects in the UK and on utility projects overseas, in the US and through ANTS’ Asia regional office in Hong Kong.

     ANTS maintains a presence in the social housing finance market. ANTS’ social housing business ranked third in terms of domestic market share.

     Abbey National Financial Products (ANFP) is the risk management arm of ANTS, offering derivative structuring services to the Group’s Retail Banking, Life Assurance and Wealth Management divisions, ANTS’ businesses and to an increasing number of external wholesale counterparties. In just six years, the business has established itself as a highly-respected niche player in this growth market and is widely known for its expertise and structuring capabilities.

     Financial products comprise fixed income, equity and credit derivative solutions and, in 2001, ANFP expanded its range of equity offerings to include single stock derivatives. This latest addition has enabled the business to structure and distribute equity products, based on baskets of options on single stocks as well as equity indices, for the retail market, closely matching their requirements and risk appetite.

     ANFP’s credit structuring capabilities have quickly gained a strong following among both internal and external customers. Through vehicles such as the Marylebone Road program of synthetic collateralized bond obligations, the business effectively distributes credit risk by meeting customer demand for such products. Two Marylebone Road branded CBOs were issued in 2001, totaling approximately US$2.25 billion.

     ANTS’ UK securities financing operation, Cater Allen International Limited (‘‘CAIL’’), is a leading player in the UK repo and securities lending sector. The majority of the business stems from the sterling fixed income, equities and convertibles markets, but the business has quickly gained market share across other currency sectors, predominantly euro and dollars. In the international securities markets, CAIL trades total return swaps, and corporate bonds and convertibles. It also uses its expertise to assist other parts of the Abbey National Group.

     ANTS’ asset-backed portfolio decreased marginally during the year.

   Treasury
     ANTS is Abbey National’s Treasury operation supporting the Group’s liquidity management, funding and capital management activities.

     Liquidity management. ANTS manages the Group’s liquidity through a wide range of instruments. The opening of the US branch in October has already contributed positively and management anticipates that it will continue to provide a deep source of liquidity in the future. Securities financing continued to make an important contribution to liquidity management through its repo, securities lending and borrowing operations. In continental Europe, ANTS’ Paris branch facilitated predominantly Government repo transactions with the European Central Bank.

     Funding. ANTS is one of the largest issuers of debt securities in the international capital markets, regularly accessing funds through private and public issuance. A strong international reputation enabled funding to be raised across the maturity spectrum and in a diverse range of currencies and instruments, including subordinated liabilities.

     ANTS’ performance throughout the year clearly illustrated its capacity to attract investors at funding levels favourable to the Group, despite the difficult issuance conditions during the year. As at December 31, 2001, ANTS’ total debt issuance outstanding was £49 billion, compared with £50 billion the previous year.

     Short-term funding was accessed through money market instruments, including time deposits, certificates of deposit and commercial paper. Issuance increased significantly in the final quarter of the year as the US branch established new money market counterparties. Medium- to long-term funding was accessed through the Group’s Euro and, separately, SEC-registered medium term note programs. During the year, ANTS issued securities totaling £5.3 billion from these and other debt funding programs.

     Major debt issuance programs managed by Wholesale Banking(1):

Program	Outstanding as at December 31, 2001	Comments

$15 billion medium term notes	$9.3 billion	Issued into European markets
$7 billion U.S. medium term notes	$0.25 billion senior debt	Registered with the Commission
$4.7 billion subordinated debt(2)
$4 billion commercial paper	$1.2 billion	Issued into European markets
$8 billion U.S. commercial paper(3)	$4.5 billion	Issued Into the United States

(1)	Securities issued by ANTS unless otherwise stated.
(2)	Issued by Abbey National and Abbey National First Capital B.V.
(3)	Managed for Abbey National North America Corporation, a guaranteed subsidiary of Abbey National.

     Abbey National first registered with the Commission in October 1994. Abbey National, ANTS and Abbey National First Capital B.V. have registered various shelf facilities with the Commission, the most recent being in January 2000, permitting preference shares and debt securities, including medium term notes and other subordinated securities, to be issued from the date of registration in an aggregate principal amount of approximately $7 billion.

     Under the shelf facility registered with the Commission, ANTS may issue senior debt securities, and Abbey National and Abbey National First Capital B.V. may issue subordinated debt securities. Abbey National acts as guarantor on a senior basis of the debt securities issued by ANTS, and as guarantor on a subordinated basis of the debt securities issued by Abbey National First Capital B.V. Various Group-related entities may issue other subordinated securities under the shelf facility.

     As at December 31, 2001, the aggregate amount of outstanding claims of creditors senior to the holders of subordinated debt of the following entities (and, in the case of Abbey National, senior to the holders of subordinated debt guaranteed by Abbey National) was as follows:

Abbey National and its subsidiaries	£200,265 million
Abbey National First Capital B.V	£51 million
Abbey National	£64,252 million

     As at December 31, 2001, the aggregate amount of outstanding claims of creditors of the following entities that will rank pari passu with the subordinated debt issued by those entities (and, in the case of Abbey National, with the subordinated debt guaranteed by Abbey National) was as follows:

Abbey National First Capital B.V	£642 million
Abbey National	£7,023 million

   Capital Management
     Efficient management of capital remains a key objective for Abbey National where ANTS, acting on behalf of the Group, has established itself as a market leader. In 2001, Treasury Services assisted the Group in raising £7.3 billion in funding through three issues under Abbey National’s Holmes Financing Master Trust, bringing the total issuance under the program to more than £13 billion, 17% of the Group’s residential mortgage portfolio. The terms and conditions of the underlying mortgages remain unaffected by the securitisation process. The Group is now Europe’s largest securitiser and has regularly been acknowledged by financial press as a leader in the field.

     ANTS managed a number of additional initiatives, which increased the Group’s flexibility in managing its balance sheet. During 2001, such initiatives included a £300 million perpetual reserve capital issue and a further $450 million perpetual preference share issue, launched on behalf of the Group.

     Wholesale Banking sponsors a $10 billion asset-backed commercial paper (‘‘CP’’) program, which provides the Group with an additional and flexible source of funding. Secured by highly rated asset-backed securities, the CP is issued by Moriarty Limited and Moriarty LLC, and is rated P-I, A-I+ and FI+ by Moody’s, Standard & Poor’s and Fitch respectively. Moriarty is a bankruptcy remote funding vehicle.

     International operations. 2001 was an important year for ANTS’ international expansion. ANTS’ Hong Kong branch, launched in 2000, successfully completed its first full year of operation. The business raised over £2.2 billion of funding from the Asian time zones and generated important leads for ANTS in a wide range of markets.

     Most of ANTS’ businesses are now represented in Asia-Pacific through the Asia regional office and a wide range of products and services can be executed in the region, supported by the 26-strong team.

     Existing and new business opportunities prompted ANTS to open a branch in Stamford, Connecticut, in October 2001. This was followed by the launch of Abbey National Securities Inc. (ANSI), our US broker dealer subsidiary, a month later. The US has always been a key market for ANTS, and through the US branch and broker dealer, we have widened our reach to include clients unable to deal with non-US domiciled entities. After just a few months of operating, the branch and ANSI are already making a positive contribution and have established a large counterparty base, and the branch has surpassed its initial funding target.

     The US offices complete ANTS’ plan to be present in the three key financial timezones; Europe, through ANTS’ London head office and our Paris branch, Asia and North America.

Business to Business
     The Business to Business segment comprises Scottish Mutual Assurance (part of the Life Insurance segment prior to 2000), First National, European operations, and, since August 1, 2001, Scottish Provident.

   Scottish Mutual Assurance plc (‘‘Scottish Mutual’’)
     The U.K. life insurance industry consists of three principal segments: protection, investment and savings, and pensions.

     Protection. The traditional form of protection policy, known as term insurance, provides a lump sum benefit payable on death within a specified term to a named party, typically a relative. Policies are also available to provide protection against ill health.

     Investment and Savings. Investment bonds make up the bulk of this category. The current economic climate of low interest rates has resulted in a switch from deposit based products to investment type products, particularly those backed up by equity investments, potentially offering better returns. Unit Trusts, ISAs and endowment life insurance policies are also included in this category.

     Pensions. In the United Kingdom pensions are a tax-efficient way of saving to provide benefits on retirement. This is a result of the tax deductibility of contributions made and the generally tax-free growth granted to pension funds. The U.K. Government introduced from April 2001 a much simplified pensions product (Stakeholder Pensions) with greater flexibility and a lower charging structure. Scottish Mutual participates in this market and some of its pensions new business is now of the Stakeholder type.

     Distribution. Under the terms of the United Kingdom Financial Services and Markets Act 2000, financial advisers are required to be an ‘‘appointed representative’’, ‘‘marketing group associate’’ or an ‘‘independent financial adviser’’ (IFAs). These financial advisers are required to provide ‘‘best advice’’, based on an assessment of the client’s financial position and requirements. The Scottish Mutual Group of companies distribute via the independent financial adviser route. Independent financial advisers must provide best advice on the complete product range that exists in the marketplace. This arrangement is known as Polarization. Following a U.K. regulatory sponsored review, the principles of Polarization are now under review. It is still conjecture as to what may happen in the future as details are now only beginning to become available. It is likely that many IFAs will be tempted by the multi-tie concept, although some may choose to divide their businesses into two i.e. a multi tied and an independent side.

     Scottish Mutual and its predecessors have been in the insurance business since 1883. Under the terms of the acquisition of Scottish Mutual in 1992, Abbey National receives 10% of all surpluses arising in Scottish Mutual’s With-Profits Sub-Fund and 100% of all surpluses arising from other business generated by Scottish Mutual Other Business Sub-Fund.

     Scottish Mutual distributes its products solely through independent financial advisers in the United Kingdom, of which there are approximately 3,700 firms registered with the FSA.

     Scottish Mutual markets a broad range of products including personal pensions, conventional and unit-linked protection plans, regular investment plans, single premium products such as investment bonds and with-profit bonds, annuities, products linked to mortgages and healthcare products to cover critical illness and income protection.

     Scottish Mutual International sells both single and regular premium policies and focuses on the expatriate and international markets.

     On August 1, 2001 Abbey National completed the acquisition of Scottish Provident. Scottish Provident is a life company that specializes in the protection market and has a leading portfolio of products, service standards and a high market share. The Scottish Provident brand is being retained, and its operations are being combined with existing Life Insurance operations. It is anticipated that the integration will realise substantial cost synergies, and provide the means for significant increases in new business volumes through the promotion of individual protection products to a wider range of IFAs. Integration of existing international businesses will significantly raise the profile of Abbey National’s international Life Insurance operations. The integration is currently progressing to schedule.

     First National
      First National comprises four business areas:

•	Consumer finance – which provides: (i) unsecured and secured personal loans under the First National Bank (‘‘FNB’’) brand, and (ii) loans secured on residential property under the First National Mortgage Company (‘‘FNMC’’) brand, aimed at specialized market segments;

•	Motor finance – the provision of hire purchase, conditional sale and unsecured loans to consumers and also loans to supporting dealers; and
•	Business finance – operating in the areas of commercial mortgages, small and medium ticket leasing, vehicle contract hire and factoring. It also manages the Group’s small business banking operation, which uses the Abbey National brand.

     All businesses in the above three areas, with the exception of vehicle contract hire and business banking, primarily use introducer distribution channels.

•	Retail finance – the provision of unsecured personal loans under the First National brand at point-of-sale in retailers’ premises.

As at December 31, 2001, First National had loan assets of £8.8 billion (2000: £8.7 billion).

   European Operations
     Abbey National’s operations in France and Italy constitute the Group’s European operations. The principal activity of these operations is the provision of residential mortgages, through intermediaries.

     Abbey National France and Abbey National Bank Italy provide a range of fixed and variable rate euro-denominated mortgages to both local customers and, increasingly, U.K. and other European buyers of second homes. Abbey National France also provides unsecured personal loans to employees of major companies within France, through its corporate sales channel.

At December 31, 2001, the combined assets of the French and Italian businesses exceeded 3 billion euros.

Business to Consumer
     The purpose of the Business to Consumer Division is to provide a broad range of products and services to affluent customers both within and outside the U.K. The Division was formed in mid-2000 from the Group’s offshore and onshore retail banking businesses servicing affluent customers, and the Group’s independent financial advice, pensions administration and stockbroking businesses, and is in a growth and development phase. During 2000, two new businesses were launched, Inscape and cahoot, and in July 2001 Fleming Premier Banking was acquired, which is currently in the process of being merged with Cater Allen Limited. Businesses that have been identified as non-core have been disposed of during the period (Abbey National Benefit Consultants in 2000, and the Group’s 49% stake in Willis National in 2001, both financial advisory services).

     Business to Consumer is developing into a substantial and growing division with over 600,000 customers, £9.7 billion of retail deposits, £293 million funds under management and £7 billion pension funds under administration as at December 31, 2001.

   Abbey National Offshore
     Abbey National Treasury International Limited (‘‘ANTIL’’), the main offshore company, uses the Abbey National Offshore brand. ANTIL operates principally from Jersey and the Isle of Man. ANTIL’s retail activities focus on attracting deposits by offering savings accounts denominated in a range of currencies. ANTIL also raises wholesale funds and invests in wholesale assets. The Cater Allen brand was withdrawn from the offshore market in 2001.

   Cater Allen and Fleming Premier Banking
     Cater Allen, which is in the process of being merged with Fleming Premier Banking, offers onshore banking services through its trading name, Cater Allen Bank (‘‘CAPB’’). CAPB’s objective is to provide a high quality, personal banking service. It does not have a branch network and its customers are serviced by correspondence and by telephone. A small sales force markets directly to independent financial advisors.

   cahoot
     cahoot is Abbey National’s separately-branded, multi channel e-commerce retail banking and financial services provider. cahoot targets new customers who are ready and eager to embrace e-commerce, giving customers access through their PCs and telephones.

     cahoot provides high quality, attractively priced services, including bank account, credit card, flexible personal loans, savings and general insurance products. It is low cost, with a focus on customer self-service, using new systems based on straight-through processing technology, leveraging the Group’s procurement strength and with much of the cost base outsourced.

   Inscape
     Inscape is an innovative wealth management business offering a discretionary investment management service to individuals with at least £50,000 liquid assets to invest. Inscape offers customers value for money through competitive, transparent charges. The discretionary investment management service includes delivery through its network of advice centers where clients can meet dedicated relationship managers for face-to-face professional advice, seven days a week. The advice center network is supported by a helpline, internet access providing daily updates, and monthly and quarterly performance reports distributed by post.

     Portfolios are tailored to meet each client’s specific needs, held in Open Ended Investment Company global sub-funds. They draw on Inscape’s access to a selected range of fund managers; Abbey National Asset Managers, AXA Rosenberg, CDC Asset Management, Dresdner RCM Global Investors, Goldman Sachs Asset Management, Merrill Lynch, Schroder Investment Management, State Street Global Advisors, and Wellington Asset Management.

   James Hay
     James Hay Pension Trustees (‘‘JHPT’’), a market-leader in its field, offers specialist advice and a range of services in connection with small self-administered schemes and self-invested personal pensions. JHPT was formerly grouped with Abbey National Benefit Consultants (‘‘ANBC’’) and an associated company, Willis National. ANBC provides a range of services in connection with the setting-up and running of employee benefit arrangements and pension schemes, including administration and actuarial work. ANBC was sold in November 2000. Willis National, which was sold in July 2001, offers financial advice to individuals, partnerships and small companies.

   City Deal Services
     City Deal Services Limited offers execution-only stockbroking under its own brand and also manages the operations for the Abbey National Sharedealing Service.

Group Infrastructure
     Group Infrastructure comprises Central Services, Financial Holdings (which contains the earnings on the difference between the Group’s statutory capital and the target regulatory capital allocated to segments) and the results of certain small non-core businesses.

     In January 2001 Aitken Campbell & Company was sold for a cash consideration of £60 million. In addition, the Group’s shareholding in the London Stock Exchange was sold in February and March 2001.

COMPETITION

     This section contains forward-looking statements that involve inherent risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. See ‘‘Forward-Looking Statements’’ above.

Industry Background
     Abbey National’s main competitors have historically been U.K. based providers of personal financial services. In recent years, customer access, customer choice and customer mobility have all increased. Competitive pressures and consolidation have led to a blurring of the boundaries between U.K. banks, building societies and insurance companies. In addition, new providers of financial services have emerged and technological advances have revolutionized delivery channels.

Competitive Environment and Future Trends
     The financial services sector has witnessed an increasing number of competitors including supermarket chains, large retailers and utilities. Both new and traditional competitors are seeking new ways of doing business, particularly using e-commerce technology. Incumbent players with wide distribution and large customer bases continue to thrive, whilst effective access to customers, the ability to collect appropriate customer data and the cost of customer recruitment via direct/Internet channels, has limited the volume gains and financial viability of many new entrants.

     Government initiatives and consumerism continue to impact on financial services. For example, stakeholder pensions were introduced in April 2001. With a well-established Wealth Management and Long Term Savings business, Abbey National is well placed to take advantage of the growing requirement for personal life assurance, pensions and protection products as demand grows due to a reduction in the level of state support and the impact of an ageing population. The 2001 acquisition of Scottish Provident, a leading player in the protection market, further consolidates this position. In January 2002, the FSA published proposals for a review of the UK’s personal financial advice structure, relevant to the sales of life assurance, pensions and investment products, with the objective of providing customers with improved choice and greater access to financial advice. Management believes that as an established distributor with a strong customer franchise, Abbey National will be able to play a major role in the provision of personal finance advice in the event of depolarization.

     The Cruickshank Report into banking competition may also have an impact, particularly in money transmission and services to small and medium sized businesses (SMEs). Abbey National has recently introduced new current account pricing in addition to a well established ‘switcher service’ with a view to expanding its presence in the personal banking market.

     The conclusion of a Competition Commission enquiry into SME banking services was that a complex monopoly exists, restricting price competition. The enquiry also commented on restrictive practices and transparency issues in the provision of financial services to SMEs. The Competition Commission has imposed a pricing remedy on the UK’s largest four clearing banks which obliges them to either pay interest on in-credit SME current accounts at 2.5% below base rate or to withdraw money transmission charges. Other behavioural remedies include measures to increase the speed of switching, limit the bundling of services and to improve information and transparency. This may provide opportunities for Abbey National, which already offers SMEs interest on current accounts and free banking within certain transaction limits and has a stated intention to increase its market share in the business banking and finance market. The Group made good progress towards these targets in 2001, opening over 450,000 personal current accounts and increasing the business banking account base by 55%.

Competition Outlook
     Abbey National continues to deliver a solid performance and increased revenue despite difficult conditions in some of its markets. Wholesale Banking was particularly affected following the deterioration of certain sectors of the high yield portfolio, against the background of a slowdown in the US economy, and exposures to the Enron Group. Profitability at First National was impacted by reduced business volumes, caused by market conditions facing the retailer and motor finance businesses. In the company’s traditional markets, the retail franchise delivered record gross and net mortgage lending, and the best savings performance since 1994.

     Management expects 2002 to be another challenging year. The Wholesale Bank is being re-focused and its risk profile is being reduced. This, combined with the uncertain outlook for the US economy, is expected to constrain profits growth in the Wholesale Bank in 2002. Action is being taken in First National, and one more year of spread re-basing is expected in the Retail Bank. Whilst cautious, management remains positive on the outlook for retail credit quality in 2002.

     The Retail Bank and the Wealth Management and Long-Term Savings businesses will be the main engines of sustainable growth in the medium term – generating high quality, stable earnings as part of a strategy of building a balanced business portfolio. Growth will be supported by the right platforms, drawing upon innovative business models such as our franchising program, which is generating sustained sales uplift in the branch network. The Retail Bank has already linked up with world-class operators such as EDS, Capita Eastgate and MBNA, in the mortgage, insurance and credit card businesses, leveraging their expertise to boost sales and efficiency.

     Management believes that Abbey National is well positioned to respond to changes in competitive pressures while achieving a balance between market share and profitability and continuing its track record of revenue growth. The company has a large customer base, a powerful brand, established products and services, an integrated distribution network, and access to both the wholesale and retail liability markets.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following discussion is based on the Consolidated Financial Statements included elsewhere in this Annual Report. Such financial statements have been prepared in accordance with U.K. GAAP. Certain significant differences between U.K. GAAP and U.S. GAAP are discussed in Notes 55, 57 and 58 to the Consolidated Financial Statements, which include reconciliations of certain amounts calculated in accordance with U.K. GAAP to U.S. GAAP. Unless otherwise indicated, financial information for the Group included in this Annual Report is presented on a consolidated basis, as discussed in the Accounting policies section of the Consolidated Financial Statements. This section contains forward-looking statements that involve inherent risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. See ‘Forward-Looking Statements’ above. All analysis excludes exceptional items and all comparatives are to December 31, 2000, unless stated otherwise.

Financial Highlights
•	Income before tax down 2% to £1,938 million (2000: £1,975 million).
•	Income before provisions and tax up 6% to £2,448 million (2000: £2,301 million).
•	Total operating income up 4%(1) to £4,298 million (2000: £4,116 million).
•	Total operating expenses(2) increased by 2% to £1,850 million (2000: £1,815 million).
•	Excluding corporate advisory fees in relation to major merger and acquisition activity and goodwill amortisation, operating expenses fell 1% delivering on the commitment to keep costs below 2000 levels.
•	Cost: income ratio improved to 43.0% (2000: 44.1%).
•	Allowances for lending losses decreased by 4% to £263 million (2000: £273 million).
•	Amounts written off fixed asset investments in the Wholesale Bank, including £95 million relating to the Enron Group, were up to £256 million (2000: £32 million).
•	Earnings per share of 84.9 pence, down 9% (2000: 93.4 pence), with the post-tax return on equity at 17.3% (2000: 21.5%).
•	Full year dividend per share increased 10% to 50.0 pence (2000: 45.5 pence), including a final dividend of 33.2 pence, reflecting confidence in the future prospects of the Group.

(1)	Total operating income growth is stated after deducting depreciation of operating lease assets.
(2)	Total operating expenses excludes depreciation of operating lease assets.

Segmental Profit and Loss Account

	2001	2000	1999

	(in millions of £)
Retail Banking	1,303	1,283	1,227
Wholesale Banking	504	575	419
Business to Business	284	254	234
Business to Consumer	(37)	(48)	1
Group Infrastructure	(116)	(89)	(71)

Income before tax and exceptional items	1,938	1,975	1,810
Year 2000 and EMU costs	—	—	(27)

Income before tax	1,938	1,975	1,783

     Under U.K. GAAP, the amounts shown above as exceptional items, which are described below under ‘‘Results of Operations of the Group by Nature of Income and Expense – Exceptional Items,’’ are shown separately within the relevant line item in the profit and loss account (see ‘‘Consolidated Profit and Loss Accounts’’ for the years ended December 31, 2001, 2000 and 1999 elsewhere in this Annual Report).

Analysis of significant profit and loss items
     The tables below explain how the Group operating expense target has been achieved, and provides details of other significant items included within the Group results.

Operating expenses
	2001	2000	1999

	(in millions of £)
Operating expenses excluding operating lease depreciation	1,850	1,815	1,615
Less:
Amortisation of goodwill	(36)	(12)	(11)
Corporate advisory fees in relation to major merger and acquisition activity	(26)	(5)	—

	1,788	1,798	1,604

Profit on significant disposals
	2001	2000	1999

	(in millions of £)
Profit on sale and leaseback of property portfolio	—	65	—
Profit on sale of Irish Permanent shares	—	—	60
Profit on sale of the credit card business	49	—	—
Profit on sale of Aitken Campbell	52	—	—

	101	65	60

Profit from newly acquired business
	2001	2000	1999

	(in millions of £)
Porterbrook	53	35	—
Scottish Provident	30	—	—

	83	35	—

Other items
	2001	2000	1999

	(in millions of £)
Investment expenditure:
e-commerce	20	28	11
Branch restructuring	—	18	—
Integration / transformation of First National	27	47	27
SME banking	11	2	—

	58	95	38

Provisions
Amounts written off Enron Group exposures	95	—	—

Total Assets by Principal Business Segment
	As at December 31,

	2001	2000	1999

	(in millions of £)
Retail Banking	65,827	69,097	68,943
Wholesale Banking	101,091	102,495	81,741
Business to Business	41,437	26,722	25,087
Business to Consumer	5,850	5,517	4,491
Group Infrastructure	701	560	482

Total assets	214,906	204,391	180,744

Critical Accounting Policies and Practices
     The preparation of the Group’s financial statements requires management to make estimated assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reporting period. On an ongoing basis management evaluates its estimates and judgments.

     Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

     Full details of the Group’s key accounting policies are set out on pages F-6 to F-11. The following estimates and judgements are considered important to the portrayal of the Group’s financial condition.

(a)	Provisions for bad and doubtful debts
Provisions for bad and doubtful debts are made for the estimated losses resulting from the inability of customers to make required payments. The calculation of specific provisions is based on the likelihood of default and the estimated loss on default. These assessments are made using statistical techniques based on previous experience and on management judgement of economic conditions. General provisions are determined using management judgement given past loss experience, lending quality and economic prospects and is supplemented by formulaic calculations.

(b)	Securities
Debt securities, equity shares and similar interests held for investment purposes are stated at cost, adjusted for amortization of premium or discount on an appropriate basis. Provision is made for any impairment. The Group conducts regular impairment reviews of the investment portfolio and considers indicators, such as serious downgrades in credit ratings, breach of convenants or failure to make interest payments, that may suggest that interest and principal may not be paid in full.

(c)	Long term insurance business
The value of the shareholders’ interest in the long term insurance business is determined with reference to assumptions relating to future mortality, persistency, investment return for various categories of investments, and levels of expenses (both salary and non salary) based on experience of the business concerned. The surplus expected to emerge in the future is discounted at a risk-adjusted discount rate after provision has been made for taxation.

Significant Events
    Lloyds TSB Group plc (‘‘Lloyds TSB’’)
     During December, 2000 Abbey National received proposals from Lloyds TSB for a takeover of Abbey National by Lloyds TSB. These proposals were rejected by Abbey National as being inadequate and uncertain. On January 31, 2001 Lloyds TSB announced its firm intention, subject to pre-conditions, to make an offer to acquire Abbey National. The offer and the posting of the offer documentation was subject to satisfaction or waiver of the pre-conditions that the proposed transaction would not be referred to the Competition Commission and that the Abbey National Board would agree to recommend the offer.

     The terms of Lloyds TSB’s pre-conditional offer were the same as those put to Abbey National in December, 2000 and, on February 7, 2001, Abbey National announced that its Board had ‘‘concluded that the proposed offer terms remain inadequate and subject to material uncertainties.’’

     Following the submission by Lloyds TSB of a Merger Notice to the Office of Fair Trading under Section 75A of the Fair Trading Act 1973, the Secretary of State for Trade and Industry announced on February 23, 2001 that Lloyds TSB’s proposed takeover had been referred to the Competition Commission. On July 10, 2001 the Secretary of State for Trade and Industry accepted the unanimous conclusions of the Competition Commission, as endorsed by the Director General of Fair Trading, that the merger would be against the public interest and should be prohibited. Accordingly, Lloyds TSB cannot now proceed with an offer for Abbey National.

Results of Operation of the Group by Business Segment
     Set out below is a discussion and analysis of the Group’s income before taxes and exceptional items for each of the three years ended December 31, 2001, 2000 and 1999. The discussion includes references to the contributions to income before taxes and exceptional items, as well as total assets, by principal business segment.

     The segmental analysis is prepared on a basis which ensures the comparability of results across the Group’s business segments by assuming a consistent allocation of Group capital across those segments. The results reflect the regulatory capital notionally absorbed by each business, based on Financial Services Authority (‘‘FSA’’) regulatory requirements applicable to the Group. This is achieved by making a notional adjustment to the income before taxes of each business entity where relevant, by applying an average market-related interest rate to the difference between the capital held in the entity and the capital which would be required if the Group’s FSA risk asset ratio was applied to that entity.

   Year ended December 31, 2001 compared to year ended December 31, 2000
      For a discussion of overall results, see ‘‘Financial Highlights’’, above.

Retail Banking
	2001	2000	1999

	(in millions of £)
Net interest income	1,545	1,578	1,624
Commissions, fees and other income	807	810	670

Total operating income	2,352	2,388	2,294
Operating expenses	(912)	(944)	(885)
Provisions	(137)	(161)	(182)

Income before tax	1,303	1,283	1,227

Income by business
Mortgages and Savings	938	934	982
Banking and unsecured lending	75	51	14

U.K. Retail Bank	1,013	985	996
Abbey National Life	202	182	127
Retail Insurance	88	116	104

Total income before tax	1,303	1,283	1,227

Cost : income ratio (%)	38.8	39.5	38.6
Retail Banking net interest spread (%)(1)	1.86	2.01	2.20
Retail Banking net interest yield (%)(1)	5.93	6.79	6.53
Retail Banking net interest cost (%)(1)	4.07	4.78	4.33
Retail Banking margin (%)(1)	2.11	2.27	2.45
Average interest earning assets (£bn)(2)	68.8	65.4	61.8
Average risk weighted assets (RWA) (£m)(2)	37,310	35,347	34,223
Return on regulatory equity (RoE) (%)(2)	26.7	28.5	29.1

(1)	Spread and margin calculations exclude unsecured lending, Retail Insurance and Abbey National Life
(2)	RWAs and RoE analysis are for U.K. Retail Bank only

     Retail Banking increased its income before tax by 2% to £1,303 million, whilst the cost:income ratio decreased to 38.8% (2000: 39.5%).

     Net interest income decreased by 2% to £1,545 million (2000: £1,578 million). Strong new business flows in mortgages, savings and unsecured lending, in part offset the impact of the ongoing managed spread decline of 15 basis points to 1.86% (2000: 2.01%). The spread for 2002 will be managed down further, but is expected to remain above 1.65% in 2002 before flattening off in 2003 and beyond at around this level.

     Commissions, fees and other income decreased by £3 million to £807 million (2000: £810 million). This decrease is largely due to the removal of ATM disloyalty fees, increased introducer commissions payable, and the non repetition of the proceeds from the sale of Abbey National’s share in the insurance underwriting joint venture with CGNU, realized in 2000. This was partly offset by increased Abbey National Life embedded value earnings and the profit on sale of the credit card business to MBNA.

     Operating expenses fell by 3% to £912 million (2000: £944 million) due to ongoing efficiency programs. In 2002, costs are expected to rise as investment is made in insurance and mortgage strategic alliances and franchises are strengthened through the promotion of the current account.

     The provisions charge fell by 15% to £137 million (2000: £161 million). This was achieved through record low levels of secured arrears, unsecured arrears improving steadily, and the removal of credit card risk, in total resulting in a £21 million reduction in the bad debt provisions charge.

     Changes and innovation are embedded in the Retail Bank strategy, and have delivered numerous benefits. Ground breaking strategic alliances have been established with world-class organizations such as EDS, MBNA and Capita Eastgate, which will deliver enhanced customer services, best in class unit processing costs and the ability to respond quickly to changes in the market. The development of the internal branch franchising initiative is delivering a significant and sustained sales uplift and now covers over one third of the branch network. The initiative is delivering value to shareholders, customers and colleagues, and has now progressed to the next stage of ‘‘shared ownership’’ franchises. The rollout of a further 14 Costa coffee superstores and investment in the design of the branches as retail outlets were recognized when Abbey National became the first bank to win the ‘‘Retail Innovation of the Year Award’’. Retail Bank’s personal current account offers excellent rates whether in credit or in overdraft, in addition to fair banking charges and access through all of its distribution channels.

     Income before tax in mortgages and savings increased to £938 million (2000: £934 million) with the managed spread reduction of 15 basis points offset by strong new business flows and cost savings.

     As at December 31, 2001, Abbey National had a U.K. mortgage asset of £73.1 billion (2000: £67.9 billion), an estimated 12.4% market share (2000: 12.7%). The £5.2 billion increase during the year represents an estimated 9.5% (2000: 7.9%) market share of the increase in U.K. mortgages outstanding. This reflects an estimated 10.7% (2000: 10.7%) share of gross mortgage lending, amounting to £17.2 billion (2000: £12.8 billion), and an estimated 11.3% (2000: 12.2%) market share of mortgage capital repayments (equating to £12.0 billion). The improvement to 9.5% market share of net lending was achieved through competitive pricing supported by the relaunch of the mortgage portfolio, out performing the market in both the first time buyer and former owner occupied segments and market leading bespoke internet functionality for introducers. There has been continued improvement in arrears and the lending mix. The proportion of first time buyer business is now 27% of gross lending compared to 39% two years ago.

     As at December 31, 2001, Abbey National had retail household liabilities of £55.1 billion (2000: £50.9 billion), an estimated 8.3% (2000: 8.3%) share of the total U.K. personal liquid savings stock. Abbey National had a £3.4 billion net inflow of U.K. retail liabilities in 2001 (2000: £1.2 billion). This represents an estimated 7.0% (2000: 3.6%) market share of the increase in U.K. liquid savings. Abbey National cash ISAs took £2.5 billion (2000: £1.3 billion), a 9% market share (2000: 11%), while sales of Investment ISAs decreased to £0.3 billion (2000: £0.7 billion), a market share of 5% (2000: 7%). The deposit inflows of £3.4 billion (2000: £1.2 billion) included strong inflows into Abbey National branded business banking and deposit accounts, Offshore Wealth Management operations, cahoot and Cater Allen. In the Retail Bank, deposit inflows were over £0.5 billion (2000: £(0.2) billion) with strong inflows in the second half of the year, reflecting demand for the security of cash-based deposits combined with an improved branch-based product offering that ensured a competitive range for all groups of customers.

     In Banking and Unsecured Personal Lending, income before tax increased by 47% to £75 million (2000: £51 million) reflecting the sale of the credit card business to MBNA and increased banking and unsecured lending volumes. This was in part offset by the removal of ATM disloyalty fees and a more competitive banking fee structure.

     The number of Abbey National bank accounts increased to 2,346,000 (2000: 2,101,000). Openings of new bank accounts increased by 37% to 332,000 (2000: 242,000). The total bank account customer base (including joint account customers) is now around 3.6 million (2000: 3.4 million) representing good progress towards reaching the target of 4 million customers by the end of 2003. The launch of the graduate and youth propositions provides an opportunity to develop long-term value adding relationships. The e-banking platform provides multi-channel choice and flexibility for the customer, and encourages deeper relationships. Banking provisions decreased due to the sale of the credit card business and more effective risk and debt management on overdrafts, resulting in an 11% reduction in the value of arrears against a 22% growth in the overdraft asset. Since July, a broad range of credit cards have been launched to meet varied customer needs, manufactured and administered by MBNA, combining their scale of expertise with Abbey National distribution and retailing skills. 162,000 new credit cards have been issued and existing Abbey National credit card customers have been transferred to the new arrangements, with the total cards in issue now in excess of 610,000. All credit risk associated with existing and new credit cards is borne by MBNA. The net unsecured personal loan asset has increased by 14% to £1.7 billion, driven by the second successive year of record gross lending of £1.1 billion (2000: £1.0 billion). In total the provisions charge associated with the unsecured loan book has increased in line with growth in the overall asset. The implementation of risk based pricing in the 4th Quarter will deliver enhanced product propositions to our customers. At the same time it is expected to improve the credit quality of the portfolio.

     Retail Insurance income before tax decreased by 24% to £88 million (2000: £116 million), largely arising from lower profitability of the motor insurance portfolio, one-off disposal gains in 2000 and investment in the new policy processing platform in 2001. New business volumes outside of motor lines have increased significantly, with buildings and contents up 15% and protection insurance up 34%. Introducers have contributed strongly with sales up over 350%, and further growth is expected in 2002 with the full introduction of an online solution. The business continues to focus on existing customers, with new initiatives aimed at retaining valuable customers. The outsourcing of the policy and claims administration to Capita Eastgate and Norwich Union Insurance has been successfully implemented, and is already generating improvements in customer service standards. The development of the insurance platform is progressing well and the first phase offering home insurance over the retail e-banking platform was successfully delivered during 2001. Motor insurance through direct and internet channels is due to be launched in the 2nd Quarter of 2002, enabling greater product pricing flexibility, an improved range and a higher level of service.

     Abbey National Life has performed well in 2001, despite tough market conditions. Income before tax increased by 11% to £202 million (2000: £182 million), whilst new business premiums fell by 15% to £1.5 billion (2000: £1.7 billion) largely due to reduced single premium ISA sales. Within single premium business, pensions increased by 5% to £22 million (2000: £21 million), Life insurance decreased by 5% to £809 million (2000: £850 million), and PEP, Unit Trust and ISAs decreased by 30% to £542 million (2000: £772 million). In annual premium business, pensions increased 38% to £18 million (2000: £13 million), Life insurance increased by 25% to £20 million (2000: £16 million), and PEP, Unit Trust and ISAs increased by 5% to £41 million (2000: £39 million). There have been higher earnings from the in-force book, more than offsetting the impact of lower business volumes, reflecting the significant growth in the book in recent years. Protection plan sales have grown by 35% benefiting from a relaunch of the product earlier in the year and improved strike rates leveraging record mortgage lending. Growth in pension sales (including Stakeholder Pensions) have increased by 18%. Abbey National has been the key provider of Stakeholder Pensions for individuals and companies since they were introduced in April 2001. Sales of the With-Profit Investment Bond have increased by 30% over 2000 levels and there has been a record level of new sharesave and share incentive plans. The expense ratio has improved to 64.7% (2000: 65.4%), leveraging the benefits of the shared operating cost platforms.

Wholesale Banking
	2001	2000	1999

	(in millions of £)
Net interest income	508	441	393
Commissions, fees and other income	590	423	169

Total operating income	1,098	864	562
Operating expenses excluding depreciation of operating lease assets	(186)	(155)	(115)
Depreciation of operating lease assets	(152)	(100)	(2)
Provisions	(256)	(34)	(26)

Income before tax	504	575	419

Income by business
Wholesale lending	83	135	101
Asset financing	211	159	61
Asset-backed investments	134	149	165
Risk management and financial products	88	76	49
Securities financing	69	38	30
Treasury and other	14	18	13

Income before tax excluding amounts written off Enron Group exposures	599	575	419
Amounts written off Enron Group exposures	(95)	—	—

Income before tax	504	575	419

	(in billions of £)
Balance sheet by business:
Wholesale lending	21	21	17
Asset financing	16	13	9
Asset-backed investments	25	26	27
Risk management and financial products	3	3	2
Securities financing	24	29	19
Treasury and other	13	11	8

Total assets	102	103	82

Cost : income ratio (%)	19.7	20.3	20.5
Net interest margin (%)	0.45	0.43	0.41
Average interest earning assets (£bn)	112.9	103.0	94.6
Average risk weighted assets (RWA) (£bn)	40.0	34.3	30.0
Post tax return on regulatory equity (%)	12.4	17.2	14.0

     Wholesale Banking income before tax fell by 12% to £504 million (2000: £575 million), largely due to a marked increase in amounts written off fixed assets investments to £256 million (2000: £32 million). This stemmed from the deterioration in certain sectors of our high yield portfolio, against a backdrop of a slowdown in the US economy and exposures to Enron. Total revenue increased by 27% to £1,098 million (2000: £864 million) due to strong new business flows in asset financing, risk management and financial products and securities financing. Total assets did not change significantly at £102 billion (2000: £103 billion), and average risk weighted assets increased to £40 billion (2000: £34 billion). The return on regulatory equity decreased to 12.4% (2000: 17.2%).

Wholesale Banking participates in five main business areas:

(i)	Wholesale Lending income fell 39% to £83 million (2000: £135 million). Assets remained constant at £21 billion (2000: £21 billion).
(ii)	Asset Financing income increased by 33% to £211 million (2000: £159 million). Assets increased to £16 billion (2000: £13 billion). The business strengthened their leading market position as provider of infrastructure finance, boosted their project finance presence, and with the lease business Porterbrook, Assets Financing contributed over a third of the Wholesale Bank’s income.

(iii)	Within Asset-backed Investments, income decreased by 10% to £134 million (2000: £149 million), and assets decreased to £25 billion (2000: £26 billion).
(iv)	Within Securities Financing, income increased 82% to £69 million (2000: £38 million), due to success in the UK and European securities financing markets. This has been extended to the US market. Assets decreased to £24 billion (2000: £29 billion).

(v)	Within Risk Management and Financial Products income increased by 16% to £88 million (2000: £76 million) and assets remained constant at £3 billion (2000: £3 billion).

     Treasury and Other income decreased to £14 million (2000: £18 million), while total assets grew to £13 billion (2000: £11 billion). Treasury division ensures that wholesale funding and capital is available to the Group, managing liquidity needs and contributing to the risk management of the Group’s balance sheet.

     Total operating income increased by 27% to £1,098 million (2000: £864 million). Net interest income increased by 15% to £508 million (2000: £441 million) due to ongoing lending and strong new business margins. The net interest margin increased slightly to 0.45% (2000: 0.43%), benefiting from improved funding costs, supported by the establishment of a US branch, which has broadened Abbey National’s access to global funding markets. Average interest earning assets increased to £112.9 billion (2000: £103 billion).

     Commissions, fees and other income (excluding operating lease depreciation) increased by 36% to £438 million (2000: £323 million), reflecting strong new business flows, the full year contribution from Porterbrook and risk management and financial product income.

     Operating expenses increased by 20% to £186 million (2000: £155 million), reflecting increased investment in the development of business activities, the establishment of an international presence in the US and enhancements to the infrastructure and risk controls to support continued growth. Notwithstanding this increase, the cost:income ratio improved from 20.3 % to 19.7%.

     Amounts written off fixed asset investments increased to £256 million (2000: £34 million), largely reflecting the deterioration in certain sectors of the high yield securities portfolio, against a backdrop of a slowdown in the US economy, and exposures to the Enron Group.

     95% of the total credit exposure has remained investment grade since the half year, and the absolute level of sub-investment grade exposure has reduced. Exposure to sub-investment grade high yield securities has also been reduced, and now stands at £1.3 billion net of provisions, compared to £1.5 billion at the half year.

Business to Business

	2001	2000	1999

	(in millions of £)
Net interest income	578	593	593
Commissions, fees and other income	269	180	133

Total operating income	847	773	726
Operating expenses excluding depreciation of operating lease assets	(333)	(326)	(301)
Depreciation of operating lease assets	(104)	(78)	(50)
Provisions	(126)	(115)	(141)

Income before tax	284	254	234

Income by business
Scottish Mutual	164	113	102
Scottish Provident	30	—	—
First National	92	147	140
European operations	(2)	(6)	(8)

Income before tax	284	254	234

     Business to Business income before tax increased by 12% to £284 million (2000: £254 million), reflecting strong income growth in Scottish Mutual, up 45% to £164 million (2000: £113 million), and the acquisition of Scottish

Provident, contributing £30 million since August 1, 2001. Difficult market conditions facing First National led to a fall in income before tax of 37% to £92 million (2000: £147 million). Profit growth in Scottish Mutual (excluding Scottish Provident) is driven by higher earnings from the in-force book, normal experience variations and cost efficiencies across the enlarged business portfolio. The contribution from new business benefited from an improved product mix, and an increase in international sales, offsetting the effect of lower overall new business volumes, which fell 4% to £2.5 billion. The decline in First National profit before tax of 37% is largely due to reduced average asset balances in motor and retailer finance. In addition, margins across First National were reduced at 6.35% (2000: 7.06%) reflecting in part a change in the mix of assets, with considerable growth in Consumer Finance and Business Finance loan assets. Total net interest income decreased to £578 million (2000: £593 million), while commissions, fees and other income increased by 49% to £269 million (2000: £180 million).

     Business to Business expenses increased by 2% to £333 million (2000: £326 million), due to ongoing investment and the impact of acquisitions such as Highway Vehicle Finance. Credit quality has remained robust, with provisions marginally higher at £126 million (2000: £115 million), largely due to increased voluntary terminations in motor finance compounded by increased loss on disposal as a result of falling residual values. The business has maintained its policy of not competing at the expense of credit quality.

     Continental Europe’s results include £4 million relating to euro conversion, which was successfully completed. Excluding the euro conversion costs, both the French and Italian businesses are now profitable.

     Scottish Mutual increased income before tax by 45% to £164 million (2000: £113 million), despite competitive market conditions and uncertainty surrounding equity markets. Scottish Mutual has continued to perform well in the IFA channel in the UK, as well as diversifying into international markets. Higher earnings from the in-force book reflected the strong growth in the business portfolio over recent years, and this is the most significant driver of profitability in Scottish Mutual.

     Scottish Mutual new business premiums decreased by 4% to £2.5 billion (2000: £2.6 billion), largely due to reduced single premium investment bond sales in the UK. Within single premium business, sales of single premium pensions decreased to £717 million (2000: £720 million), and Life premiums decreased by 6% to £1,686 million (2000: £1,796 million). Sales of single premium pensions increased 36% to £532 million, excluding institutional pension mandates. Sales of Group Personal Pension regular contracts have increased 55%, boosted by the launch of Stakeholder versions in April. In annual premium business, pensions increased 27% to £47 million (2000: £37 million), and Life premiums remained constant at £17 million (2000: £17 million). Scottish Mutual International (SMI) increased income before tax by £15 million to £23 million. SMI new business premiums increased by almost 50% with sales of the With-Profit Bond rising 66%. Talorcan, Abbey National’s alternative investment fund management operation, was launched in 2001. Scottish Mutual continued to leverage its shared operating platforms, with an expense ratio of 76.2% (2000: 75.0%), one of the lowest in the industry. Funds under management of £16.2 billion are some 8% higher than at the end of 2000, compared to a stock market decline of around 15% over the same period, reflecting continued strong flows of new business.

     The acquisition of Scottish Provident was completed on August 1, 2001 and the integration is progressing well. The management structure and sales force have been fully integrated and in the 5 months since acquisition, progress has been made towards achieving the £55 million in annualized savings targeted by 2003. To date, implementation costs of £10 million have been incurred. The acquisition accelerates the Life Insurance portfolio by establishing a leading position in the individual protection market in the UK, which Scottish Provident has maintained despite increased competition and some associated margin erosion and extending the international earnings capability and providing a physical presence in Dubai, Hong Kong, and a domestic business in Ireland.

     Scottish Provident new business premiums in the 5 months since completion were £110 million (5 months from August 2000: £148 million) and the business contributed £30 million to income before tax after taking into account the implementation expenses of £10 million. Since the acquisition, total premiums earned have shown a marked improvement, and it has retained its 5 Star Service award at the 2001 Financial Adviser Life Insurance Association Service Awards.

     First National currently offers a banking service and a range of asset finance solutions to businesses, including leasing, factoring, commercial loans, deposits and vehicle finance. Income before tax decreased by 37% to £92 million (2000: £147 million), largely due to reduced average asset balances in motor and retail finance. In addition, margins across First National were reduced at 6.35% (2000: 7.06%). The cost:income ratio increased to 57.3% (2000: 52.5%). Average risk weighted assets decreased to £9.3 billion (2000: £9.4 billion), and the return on regulatory equity decreased to 9.8% (2000: 16.1%).

     First National Group total net loan assets increased by 2% to £8,828 million (2000: £8,674 million). Consumer Finance is the provider of secured and unsecured loans via introducers, for a range of purposes including the provision of funding for customers of many of the leading litigation claims management companies in the UK. Within Consumer Finance, unsecured assets increased by 20% to £1,140 million (2000: £949 million), and secured assets increased by 8% to £2,097 million (2000: £1,936 million), assisted by substantial increases in second mortgage business. A new loan administration system has been implemented which has led to immediate efficiency benefits.

     Motor Finance provides finance for new and used vehicle purchases and vehicle leasing through motor dealerships. Motor Finance assets decreased by 1% to £2,869 million (2000: £2,906 million). The market for point of sale car finance fell in 2000 and 2001. This reflected the uncertainties surrounding the review of new car prices and also the consequent fall in used car prices. As a result, First National’s average assets fell by 9% in 2001. In the second half of the year, point of sale finance has increased and First National’s market share of both new and used car finance has improved. As a result, asset balances have grown steadily from their low point in August, leading to assets at year end being broadly flat compared to 2000. The business has continued to roll out the ‘First On-line’ introducer internet facility, now operational in over 2,200 motor dealerships. During the year, First National signed a deal with MG Rover to provide finance through its dealer network. It also became the main finance provider for two of the leading e-commerce car retailers in the UK.

     Business Finance currently offers a banking service and a range of asset finance solutions to businesses, including leasing, factoring, commercial loans, deposits and vehicle finance. Business Finance assets increased by 22% to £1,356 million (2000: £1,111million). In 2001, the business invested £11 million to develop a business banking IT platform to support a new bank account for limited liability companies in 2002. This represents an area of significant growth potential for the Group. The SME bank account base increased by 55% to nearly 55,000, with deposits from SME customers up 40% to £2.3 billion. The business recently won the ‘Best Company Bank Account Provider 2002’ award from the magazine Business Moneyfacts for offering the UK’s best value business bank account. A new middle ticket asset finance business was launched in the year enhancing the product portfolio and in total First National is now serving over 190,000 business customers.

     Retail Finance provides point of sale finance through retailers of furniture, electrical and home technology goods, currently providing finance to over 2.5 million customers. Retail Finance assets decreased by 23% to £1,366 million (2000: £1,772 million) mainly due to the value of installment credit sold in 2001 declining sharply, largely as a result of a sharp decline in personal computer sales and prices. During the year the back-office administration was completely outsourced to Experian, enhancing flexibility and efficiency and a new electronic point of sale system was launched providing online loan decisions, assisting in the recruitment of new suppliers in the latter part of the year, including significant new retailers in the furniture, electrical and DIY sectors. In the second half of 2001 a pilot was launched with MBNA to sell credit cards to the Retail Finance customer base.

     European Operations reduced losses to £2 million in 2001 (2000: loss of £6 million). The systems were successfully converted to the euro during the year, providing the Group with valuable experience should the UK join the single currency. Conversion costs of £4 million have been incurred in the year – excluding these, the operations were profitable. Net lending increased by 19% to £437 million (2000: £366 million) and there was a 26% increase in assets to £2.2 billion.

Business to Consumer
	2001	2000	1999

	(in millions of £)
Net interest income	104	76	62
Commissions, fees and other income	30	56	46

Total operating income	134	132	108
Operating expenses	(163)	(177)	(107)
Provisions	(8)	(3)	—

(Loss) / income before tax	(37)	(48)	1

Income / (loss) by business type
Established Wealth Management operations	63	49	36
Inscape	(37)	(34)	(19)
cahoot	(63)	(63)	(16)

(Loss) / income before tax	(37)	(48)	1

     The Business to Consumer segment includes the Abbey National Group’s Wealth Management businesses and is made up of a range of independently branded businesses that are based on and offshore, offering higher net worth customers a broad range of financial services through different distribution channels. The division has continued to invest in developing new and established businesses, with considerable success in attracting new customers to the Group.

     The Business to Consumer division incurred a loss before tax of £37 million (2000: loss of £48 million), a reduction of 23% compared to 2000, with profits in the established Wealth Management businesses well ahead of last year. Operating losses in Inscape and cahoot are broadly unchanged, with these businesses moving through their start-up phase and progressing towards critical mass. Abbey National will continue to develop the businesses as part of an integrated wealth management portfolio. The customer propositions are performing well, and are well positioned in long-term growth markets. Excluding the investment in cahoot of £63 million (2000: £63 million), and investment in Inscape of £37 million (2000: £34 million), the pre-tax profit of the existing Wealth Management business increased by 29% to £63 million (2000: £49 million). Net interest income increased by 37% to £104 million (2000: £76 million). Commissions, fees and other income decreased by 46% to £30 million (2000: £56 million) and operating expenses decreased to £163 million (2000: £177 million). Expenses in cahoot decreased by £10 million to £50 million and costs within Inscape increased by £2 million to £38 million. Existing Wealth Management costs decreased by £6 million to £75 million.

     Established Wealth Management income before tax increased by 29% to £63 million (2000: £49 million). The business has performed strongly in 2001, targeting the UK and expatriate high net worth market. Retail deposit balances increased 61% to £7.8 billion (2000: £4.8 billion). This has been achieved through organic growth in Abbey National Offshore and the combined Cater Allen businesses of 30% and £1.5 billion of deposits arising from the Fleming Premier Banking acquisition. Good progress has been made in the integration of Fleming Premier Banking into the existing Cater Allen business, significantly increasing the market share in the premier banking market. Since acquisition, the sales and management teams have been fully integrated, customer retention has been excellent and deposit balances are up by 15% to £1.7 billion since acquisition in July. There has been a significant increase in James Hay Pensions Trustees Ltd’s market presence in self-invested personal pension funds under administration, now administering £7 billion of funds. This represents some 45% of the total market, growing the self-invested personal pension client base by 20% to 25,200. City Deal Services, the Group’s execution-only stockbroker, enhanced its strong reputation for customer service, winning the Daily Telegraph National Customer Service (small company finance) award.

     cahoot, Abbey National’s internet bank, has continued to build its account and customer base with account openings well ahead of target at over 239,000. Current accounts balances are now at £1.9 billion (2000 £0.2 billion) and the credit card assets have increased to £90 million (2000: £52 million). An unsecured loan product has been successfully launched, with over 32,000 loans issued totaling £116 million. cahoot is demonstrating encouraging customer retention and cross-selling. In particular, the average product holding per customer is now 1.25, boosted by the launch of new products, including flexible loans, savings and travel insurance. In addition, the proposition has continued to win awards from numerous independent institutions, and has achieved nearly 50% brand recognition. cahoot represents a significant platform for future growth and development. It is expected that in 2002 the business will make strong progress in moving closer to breakeven.

     The Inscape investment management business was delivered to market in November 2000. 2001 was characterized by heightened volatility in global equities market, which dampened short-term demand for equity-based products such as those provided by Inscape. There are now almost 5,000 clients registered and there has been growth in funds under management to £239 million as at 31 December 2001. Inscape has gained valuable experience since its launch a little over a year ago against a difficult economic climate, and in the last quarter, the rate of client registrations accelerated markedly. This experience will be drawn upon elsewhere in the Group, by launching a full offshore service and continuing to sell products based on Inscape funds through the Retail Bank in 2002.

Group Infrastructure
	2001	2000	1999

	(in millions of £)
Net interest income	(24)	(8)	(11)
Commissions, fees and other income	147	145	129

Total operating income	123	137	118
Operating expenses	(256)	(213)	(186)
Provisions	17	(13)	(3)

Loss before tax	(116)	(89)	(71)

(Loss) / income by business type
Central Services	(231)	(175)	(133)
Financial Holdings	115	86	62

Loss before tax	(116)	(89)	(71)

     Group Infrastructure’s loss before tax increased by 30% to £116 million (2000: £89 million). This was largely due to higher profits on sale of assets included in 2000, corporate advisory fees in relation to major merger and acquisition activity and increased amortisation of goodwill in 2001, partially offset by provision releases for commitments and contingent liabilities. Income of £115 million was recorded against Financial Holdings (2000: £86 million), and net expenses of £231 million (2000: £175 million) were taken in Central Services. In 2001, interest payable has increased to £24 million (2000: £8 million). Commissions, fees and other income increased to £147 million (2000: £145 million). Operating expenses have increased by £43 million to £256 million (2000: £213 million) partly offset by provision releases of £17 million (2000: charge of £13 million).

   Year ended December 31, 2000 compared to year ended December 31, 1999
Retail Banking
     Retail Banking increased its income before tax by 5% to £1,283 million, whilst the cost:income ratio increased to 39.5% (1999: 38.6%). Excluding non-recurring costs of investing in the business, the cost:income ratio improved to 37.6% (1999: 38.4%).

     Net interest income decreased by 3% to £1,578 million (1999: £1,624 million). The spread between Retail Banking’s average lending rates and average funding rates decreased from 2.20% to 2.01% (excluding Unsecured Personal Loans (‘‘UPLs’’), Retail Insurance and Abbey National Life), due to active management of the mortgages and savings customer base through competitive pricing, against a backdrop of stable base rates. This was in part offset by the impact of strong new business flows.

     Commissions, fees and other income increased by 21% to £810 million (1999: £670 million). The growth was driven by increased banking and mortgage fee income earned from customers, and record levels of new business in Abbey National Life, notably a 44% increase in new business premiums and the launch of three structured ISA tranches. These increases were partially offset by reduced fixed-rate mortgage booking fees as the demand for fixed-rate products reduced.

     Operating expenses rose by 7% to £944 million (1999: £885 million). Excluding a £28 million investment in developing the retail e-banking service (1999: £4 million) and redundancy costs of £18m relating to branch network reorganization, expense growth of £17m represents only a 2% increase in costs. An 11% reduction in mortgage processing costs was achieved through re-engineering processes and workflow management. A joint venture with Electronic Data Systems for the servicing and administration of Abbey National’s mortgages and personal loans was launched on May 1, 2001. In the year ended December 31, 2001 Abbey National has benefited from annualized cost savings of around £9 million.

     The provisions charge fell by 12% to £161 million (1999: £182 million). This was achieved through improving both the quality of business underwritten and arrears management. The largest improvement was within Banking where the full year charge fell by 19% to £59 million (1999: £73 million) as a result of more proactive management of early arrears and improved recoveries. There was a 16% decrease in the charge for unsecured personal loans to £53 million (1999: £63 million). This reflected an improvement in the quality of business written during the latter half of 1999 and £3 million additional recoveries. The secured loan charge increased to £38 million (1999: £31 million) arising from growth in mortgage assets, while arrears levels on 3-month-plus secured loans fell by 21%, the lowest level in the last decade.

     As at December 31, 2000, Abbey National had a U.K. mortgage asset of £67.9 billion (1999: £64.7 billion), an estimated 12.7% market share (1999: 13.1%). The £3.2 billion increase during the year represented an estimated 7.9% (1999: 6.3%) market share of the increase in U.K. mortgages outstanding. This reflected an estimated 10.7% (1999: 10.7%) share of gross mortgage lending, amounting to £12.8 billion (1999: £12.2 billion), and an estimated 12.2% (1999: 12.9%) market share of mortgage capital repayments (equating to £9.6 billion). The improvement to 7.9% market share of net lending was achieved through new product innovation, such as flexible mortgages, enhanced service delivery backed by cutting edge internet functionality for introducers, and proactive customer management through dedicated retention teams.

     As at December 31, 2000, Abbey National had retail household liabilities of £50.9 billion (1999: £49.7 billion), an estimated 8.3% (1999: 8.6%) share of the total U.K. personal liquid savings stock. Abbey National had a £1.2 billion net inflow of U.K. retail liabilities in 2000 (1999: £0.5 billion). This represented an estimated 3.6% (1999: 1.8%) market share of the increase in U.K. liquid savings. Abbey National cash ISAs took £1.3 billion (1999: £1.2 billion), an 11% market share (1999: 14%), while sales of Investment ISAs increased to £0.7 billion (1999: £0.4 billion), a market share of 7% (1999: 8%). Positive net receipts of retail liabilities have been achieved by retention initiatives, and by encouraging customers to transfer to higher rate accounts or longer-term investment products. In particular, positive flows into Direct Saver of £2.4 billion, and e-saver of £1.3 billion have been achieved since launch. Of the increase £0.9 billion related to deposits taken through Business to Consumer operations.

     The number of Abbey National bank accounts increased to 2,101,000 (1999: 1,976,000). Openings of new bank accounts increased by 40% to 172,000 (1999: 123,000), and the quality of lending improved due to enhanced credit risk management techniques. Bank account and credit card arrears improved by 5% and 8% respectively. A number of banking initiatives were launched over the year to increase the account base. This included market leading overdraft rates, a no-hassle switcher service and the launch of the student bank account. Together these initiatives resulted in a very strong fourth quarter, with openings up 150% on the equivalent period in 1999.

     Abbey National Life’s performance was outstanding in 2000 with income before tax increasing by 43% to £182 million (1999: £127 million) in line with new business premium growth of 44% to £1.7 billion (1999: £1.2 billion). Within single premium business, pensions increased by 17% to £21 million (1999: £18 million), Life assurance increased by 83% to £850 million (1999: £464 million), and PEP, Unit Trust and ISAs increased by 21% to £772 million (1999: £636 million). In annual premium business, pensions increased 63% to £13 million (1999: £8 million), Life assurance decreased by 56% to £16 million (1999: £36 million), and PEP, Unit Trust and ISAs increased by 70% to £39 million (1999: £23 million). The growth in premiums reflected success in selling investment and protection products to 14% of the active customer base. Significant increases have occurred in most product areas, notably through sales of the With Profit Bond increasing by 114% and through the launch of three structured ISA tranches during the year. The ISA products were provided with the help of Wholesale Banking’s Risk Management and Financial Products division.

     Retail Insurance income before tax increased by 12% to £116 million (1999: £104 million). In 2000, motor insurance volumes increased by 28%, supported by the launch of the motor insurance Internet site in November

2000. In addition, the business focus on retention initiatives was maintained with overall levels showing good improvements.

Wholesale Banking
     Wholesale Banking contributed to the shareholder value of the Group in two ways: firstly, as a wholesale bank contributing substantial and steady revenue streams, and secondly as the Group’s treasury providing wholesale funding, capital management, liquidity and risk management services to the Group.

     Wholesale Banking delivered an exceptionally strong set of results, with a 37% increase in income before tax to £575 million (1999: £419 million), while total revenue increased by 54% to £864 million (1999: £562 million). Total assets increased to £103 billion (1999: £82 billion), and average risk weighted assets increased to £34 billion (1999: £30 billion). The return on regulatory equity increased to 17.2% (1999: 14.0%). These results reflected the robust performance of existing income streams, and the development of new businesses targeting markets with strong sustainable growth potential, and attractive risk:rewards. A branch with a full banking license was launched in Hong Kong in November 2000.

Wholesale Banking participated in five main business areas:

(i)	Strong growth was generated in Wholesale Lending with income up 34% to £135 million (1999: £101 million). Assets increased to £21 billion (1999: £17 billion) including the provision of acquisition finance. Income growth reflected successful management of the portfolios of assets and increased volumes in acquisition finance, where the remit was extended to underwrite selected deals.

(ii)	Asset Financing was the fastest growing business area in 2000, increasing profits by 161% to £159 million (1999: £61 million). Assets increased to £13 billion (1999: £9 billion). The business provided finance solutions in operating and finance leasing, project finance and social housing markets and invests in private equity. Growth reflected the acquisition of the operating lease business Porterbrook (income of £40 million), private equity investment realizations, and increased project finance business.

(iii)	Within Asset-backed Investments, income decreased by 10% to £149 million (1999: £165 million), partly due to the cost of capital efficiency initiatives, and assets decreased to £26 billion (1999: £27 billion). The business managed substantial portfolios in asset-backed securities, including investments backed by credit card receivables, student loans, collateralized debt obligations and loans with a first charge on residential property. Return on equity increased to 11.5% (1999: 10.8%).

(iv)	Within Securities Financing, income increased 27% to £38 million (1999: £30 million), and assets increased to £29 billion (1999: £19 billion). Cater Allen International Limited (CAIL) was an active participant in the sale and repurchase of U.K. and international securities, and the lending and borrowing of equity, fixed income and government securities.

(v)	Within Risk Management and Financial Products income increased by 55% to £76 million (1999: £49 million) and assets increased to £3 billion (1999: £2 billion). Abbey National Financial Products (ANFP) combined expertise in structured products, fixed income, equity and credit derivatives to offer comprehensive derivative solutions to Group companies and third parties.

     Treasury and Other increased income to £18 million (1999: £13 million), while total assets grew to £11 billion (1999: £8 billion). Treasury division ensures that wholesale funding and capital is available to the Group, managing liquidity needs and contributing to the risk management of the Group’s balance sheet. Treasury established Abbey National as the leader in the European residential mortgage securitization market in 2000, managing the launch of two mortgage-backed floating rate note issues totaling £4.7 billion. Also on behalf of the Group, Treasury launched U.S.$1 billion perpetual preferred securities and £1.2 billion equivalent perpetual notes raising tier one and upper tier two capital respectively. Reflecting Treasury’s performance in the capital markets, Abbey National was selected by the International Financing Review as the ‘Best Bank Borrower in 2000’.

     Total operating income increased by 54% to £864 million (1999: £562 million). Net interest income increased by 12% to £441 million (1999: £393 million). The net interest margin increased slightly to 0.43% (1999: 0.41%) with the benefits of higher margin income streams largely offset by funding costs associated with fee-earning assets. Average interest earning assets increased to £103 billion (1999: £82 billion). Interest income was mainly delivered by

Wholesale Lending, through a range of financing instruments including: debt securities; asset swaps; direct loans and syndicated loans to highly rated banks, financial institutions, corporates and governments; and substantial portfolios of predominantly AAA rated Asset backed investments. Wholesale Banking focuses on lending to investment grade institutions, and is extending its presence in markets where it can use its expertise to optimize risk:reward trade offs, while maintaining its selective and discerning approach. Changes in the risk profile are partly offset by shorter maturities of assets in newer business area and the effect of collateralization of some highly rated counterparty exposures. Exposure to individual sectors, including the telecoms and high yield sector, was higher than expected in 2001 and the risk profile was reduced accordingly.

     Commissions, fees and other income (excluding dealing profits and operating lease income) increased by 65% to £119 million (1999: £72 million), largely reflecting the contributions of project finance and private equity. Wholesale Lending participated in a total of 34 acquisition finance deals, consolidating the Wholesale Bank’s position in this market and extending its remit to include underwriting and co-arranging finance for selected corporate mergers and acquisitions. Asset Financing participated in 50 project finance deals worldwide and 9 property finance deals. The book value of commitments increased from £1.2 billion to £3.6 billion. Wholesale Banking was a leading provider of finance through the U.K. government’s private finance initiative (‘‘PFI’’) and participated in a total of 15 deals. The diverse private equity investment portfolio, built up since 1997, delivered strong returns. Investments increased from £0.2 billion to £0.5 billion with holdings in 50 funds across 20 industrial sectors. Wholesale Banking focused on funds whose strategies concentrate on managing buy-outs of small and medium sized businesses. The portfolios were held at cost and as at December had unrealized gains amounting to around £60 million.

     Operating lease income increased from £4m to £197 million as a result of the acquisition of Porterbrook. Associated depreciation costs increased from £2 million to £100 million. The exercise to integrate Porterbrook is complete. Since acquisition, it has completed deals to provide funding totaling £359 million. This included funding for 400 new vehicles for commuter routes in southern England to be delivered over the next few years.

     Dealing profits increased 16% to £107 million (1999: £92 million), reflecting increased deal flow in Securities Financing and Risk Management and Financial Products, where a strong performance was complemented by new business flows and extended presence in a number of niche markets. In 2000, ANFP was a very active participant in the U.K. retail price index (‘‘RPI’’) swap market. ANFP also extended its range of equity index-linked structured retail products and was a significant provider of these products to major financial companies, and established a credit derivatives business, which completed its first synthetic collateral bond obligation in December. Within Securities Financing, CAIL continued to deliver a high return on regulatory equity, maintained its strong position in the sterling securities financing market and continued to make progress in diversifying its portfolio to include a broader product range and a larger proportion of euro and U.S.$-denominated securities.

     Operating expenses increased by 35% to £155 million (1999: £115 million). The increase in costs was due to growth in headcount and investment in new businesses and enhanced systems. Notwithstanding this increase, the cost:income ratio improved from 20.5% to 20.3%. An additional £32 million (1999: £26 million) was added to provisions.

Business to Business
     Business to Business income before tax increased by 9% to £254 million (1999: £234 million). Excluding £47 million (1999: £27 million) of integration costs in First National, income increased 15% to £301 million (1999: £261 million). Total net interest income was unchanged at £593 million, due to First National Bank growth in consumer finance lending, offset by declining Motor Finance asset and lending, and a decrease in the net interest margin to 7.06% (1999: 7.20%). Commissions, fees and other income increased by 35% to £180 million (1999: £133 million), partly within Scottish Mutual Assurance due to strong growth of new business premiums, and within First National due to higher fee charging loans and insurance rates within the consumer finance division. The acquisition of Highway Vehicle Management increased leasing income by £33m, while related depreciation increased by £28m.

     Business to Business expenses increased by 8% to £326 million (1999: £301 million), however excluding the implementation of the First National transformation process, expenses increased by only 2% to £279 million (1999: £274 million). The scope of the program included integrating businesses, replacing systems, outsourcing back-office operations, consolidation of branch networks and improved credit and fraud prevention procedures. In total, projects expected to provide future annualized cost and revenue enhancements of £28 million were completed in 2000.

Provisions for bad and doubtful debts fell by 18% to £115 million (1999: £141 million) due to a review of general provisions across the First National Group, affecting all divisions, especially Consumer and Motor Finance.

     First National Group increased income before tax by 5% to £147 million (1999: £140 million), with a change in business mix towards higher credit quality lending, and improved credit processes, resulting in reduced bad debt charge. The cost:income ratio increased to 52.5% (1999: 48.8%), however excluding one-off transformation costs the ratio was 43.9% (1999: 43.8%). Average risk weighted assets increased to £9.4 billion (1999: £8.5 billion), and the return on regulatory equity decreased to 16.1% (1999: 16.4%).

     First National Group total net loan assets increased by 1% to £8,674 million (1999: £8,624 million). Within Consumer Finance, unsecured assets increased by 7% to £949 million (1999: £885 million), and secured assets increased by 7% to £1,936 million (1999: £1,802 million). The increase was driven by second mortgage and home improvement lending. Household Mortgage Corporation was re-branded First National Mortgage Company in October, launching a competitive range of non-status mortgages. A leading position in the new litigation funding market was established, securing deals with two of the major claims management companies. Motor Finance assets decreased by 10% to £2,906 million (1999: £3,238 million), with trade continuing to be profitable despite difficult market conditions in the motor industry. Despite lower volumes, market share was maintained. The ‘First On-Line’ internet introducer facility was launched and is operational in over 900 motor dealerships, enabling dealers to submit credit applications and receive approvals on-line. Business Finance assets increased by 35% to £1,111 million (1999: £821 million), reflecting strong growth in commercial lending and invoice finance. Highway Vehicle Management was acquired in August 2000, increasing the vehicle contract hire and managed fleet from 44,000 to 70,000. Abbey National Business and Professional Banking increased its bank account base by 81% to 34,237, taking in net new deposits of £646 million to bring total deposits to over £1.5 billion. Retail Finance assets decreased 6% to £1,772 million (1999: £1,878 million) due to a program of re-pricing and tighter credit control, resulting in improvement in margins on new business and lower bad debts. Outsourcing of operational functions was completed giving access to more flexible systems and a lower cost base.

     Scottish Mutual increased income before tax by 11% to £113 million (1999: £102 million), with funds under management increasing by 13% to £15 billion. New business premiums increased by 27% to £2.6 billion (1999: £2.0 billion), which on an annualized basis equates to an increase of 22% to £306 million (1999: £250 million). Within single premium business, pensions increased by 60% to £720 million (1999: £450 million), and Life premiums increased by 19% to £1,796 million (1999: £1,512 million) reflecting continued strong demand for longer term investments. Despite new market entrants, the success of the With Profit Bond has continued, with sales exceeding £1 billion for the second successive year (an IFA market share of 14%). In annual premium business, pensions decreased 12% to £37 million (1999: £42 million), and Life premiums increased by 42% to £17 million (1999: £12 million). Overall, group personal pensions volumes increased 38%, and the commitment to stakeholder pensions was demonstrated with the launch of the pre-stakeholder Universal Group Pension. Scottish Mutual International (SMI) increased profit before tax by £6 million to £8 million. SMI new business premiums increased by 141% largely due to With Profit Bond sales and the launch of the Complete Investment Portfolio contract. Scottish Mutual Pegasus volumes of regular premiums increased 83% to £13.7 million.

     Scottish Mutual new business contribution to embedded value of £63 million (1999: £49 million) was up 29% from 1999 showing that despite increased margin pressures throughout the industry, Life Insurance continued to contribute significant earnings. See ‘‘Accounting Policies’’ in the consolidated financial statements for a definition of embedded value.

     The very low total expense ratio in Scottish Mutual of 75% (1999: 76.6%) demonstrated that the business was well placed to respond to further margin pressure with the advent of Stakeholder Pensions. Scottish Mutual became the most efficient active life insurance provider through the IFA channel in the U.K., when comparing total expense ratios using the latest available industry data (1999 FSA returns).

     In September, Abbey National entered into an agreement to transfer (subject to policyholder and Court approval) the business of Scottish Provident. The acquisition of Scottish Provident was successfully completed on August 1, 2001 and integration is progressing. The Scottish Provident brand has been retained. In the 5 months to December 31, 2001, good progress was made towards achieving the £55 million in annualized cost savings targeted by 2003. The acquisition accelerated the diversification of the Life Insurance portfolio by establishing a leading position in the individual protection market in the UK, which has been maintained despite increased competition and some associated margin erosion. It also extended the international earnings capability and provided a physical presence in Dubai, Hong Kong and a domestic business in Ireland.

     Continental Europe reduced losses to £6 million in 2000 (1999: loss of £8 million). Net lending increased by 84% to £376 million, mainly within AN Italy. Results for AN France included £3 million non-recurring Euro conversion costs. Good progress has been made, and useful experience gained, in converting these retail operations to the Euro.

Business to Consumer
     Business to Consumer division incurred a loss before tax of £48 million (1999: income of £1 million). The segment is made up largely by new business ventures. Both Inscape and cahoot invested heavily during the year to establish the infrastructure required to develop the businesses and product range. Excluding the investment in cahoot of £63 million (1999: £16 million), and investment in Inscape of £34 million (1999: £19 million), the pre-tax profit of the existing Wealth Management business increased by 36% to £49 million (1999: £36 million). Net interest income increased by 23% to £76 million (1999: £62 million) from strong growth in Wealth Management retail deposits, reaching £4.8 billion (1999: £4.0 billion), and expansion of the wholesale investment book to £5.2 billion (1999: £4.0 billion). Commissions, fees and other income increased by 22% to £56 million (1999: £46 million), mainly due to increased fee income from business growth in pension scheme administration. Operating expenses increased to £177 million (1999: £107 million). Expenses in cahoot increased by £44 million to £60 million, largely from IT development, PR and advertising. Costs within Inscape increased by £17 million to £36 million due to staff costs and software purchase and development. Wealth Management costs increased by £9 million, mainly from a 15% increase in Offshore average FTEs, and consultancy spend connected with the sale of the business of Cater Allen Trust company, offset by cost savings from outsourcing back office services in City Deal.

     Wealth Management income before tax increased by 36% to £49 million (1999: £36 million), which equated to a return on regulatory equity of 30.7%, (1999: 23.7%) and a 9% increase in average risk weighted assets to £1,633 million (1999: £1,494 million). The cost:income ratio improved to 61.8% (1999: 66.7%). The business has focused on the development of its onshore and offshore retail deposits and wholesale asset book, targeting the U.K. expatriate market, which has significant investment potential. Fee income is generated by pensions administration business within the Self Invested Personal Pensions market, with 60% growth in clients subscribed to over 15,000. City Deal Services sharedealing business completed its outsourcing program, achieving £5 million cost savings and a 31% increase in transactions.

     The Inscape investment management business was launched in November and began advertising in January 2001. Since launch the average amount invested has been well ahead of target, and over two thirds of funds invested is new money to the Group.

     cahoot, Abbey National’s internet bank, received over 189,000 applications by February 4, 2001 (December 31, 2000: 142,000). By February 4, 2001 41,000 money transmission accounts and 66,000 credit card accounts were accepted (December 31, 2000: 27,000 and 49,000 respectively), and bank account liability, bank account asset and credit card asset were £302 million (December 31, 2000: £177 million), £6 million (December 31, 2000: £5 million) and £66 million (December 31, 2000: £52 million) respectively. During the first 6 months of operations, cahoot has achieved 38% brand awareness, making it the second best known on-line U.K. financial services brand. cahoot has been recognized on two separate occasions as the best on-line credit card in the U.K. by Gomez ratings agency. It has also received the Design Council-sponsored IVCA award for the best transactional website, and was rated the best online bank in the U.K. market by Personal Computer World in February 2001.

Group Infrastructure
     Group Infrastructure’s loss before taxes increased by 25% to £89 million (1999: £71 million), of which income of £86 million was recorded against Financial Holdings (1999: £62 million), and net expenses of £175 million (1999: £133 million) were taken in Central Services. In 2000, interest payable decreased to £8 million (1999: £11 million). Commissions, fees and other income increased to £145 million (1999: £129 million) largely within Financial Holdings as a result of £65 million profit from the sale and leaseback of the Group’s entire property portfolio. In 1999, the profit on sale of the equity holding in Irish Permanent was £60 million. Excluding the above, the increase in income resulted from the disposal of other small non-core businesses, including Abbey National Benefit Consultants and the Cater Allen Trust business. Operating expenses have increased by £27 million to £213 million (1999: £186 million) in

Central Services, resulting from additional IT development expenditure, and Group performance related bonus costs. Provisions of £13 million related primarily to pension misselling provisions within Central Services.

Results of Operations of the Group by Nature of Income and Expense
   Net interest income

	Year ended December 31,

	2001	2000	1999

	(in millions of £)
Interest receivable	10,241	11,210	9,229
Interest payable	(7,530)	(8,530)	(6,568)

Net interest income	2,711	2,680	2,661

     The principal factors affecting the level of net interest income earned by the Group are the volume of interest-earning assets and the net margin earned on such assets.

     Management believes that the Group’s net interest margin will continue to be influenced by, among other factors, competitive pressures in the U.K. residential mortgage and liquid savings markets, the proportion of the Group’s balance sheet represented by Wholesale Banking, Life Insurance and First National assets, the general level of U.K. interest rates, the economic cycle and its expected impact on the level of provisions for bad and doubtful debts, the sophistication of the retail products offered to customers and competitive pressures in the markets for high-quality investment assets. The benefit from the investment of shareholders’ funds will continue to be affected by the general level of U.K. interest rates, although Abbey National’s risk management policies seek to limit the effect of interest rate volatility on net interest income.

     Future changes in the retail net interest spread will depend, among other factors, on the demand for residential mortgages and liquid savings products and on the level of competition among suppliers of these retail products. Subject to competitive pressures and market conditions, Abbey National is able to set prices for both retail assets and liabilities unilaterally and expects to use this ability, where appropriate, to limit any further downward pressure on the retail net interest spread. This ability to limit downward pressure on the retail net interest spread will depend, to some extent, on the level of competition in the mortgage market. During 2001, the retail net interest spread reduced by 15 basis points to 1.86%. Abbey National expects the spread to be managed down further, but it is expected to remain above 1.65% before flattening off in 2003 and beyond at around this level. Additionally, the Group utilizes the expertise of Wholesale Banking to design innovative retail products that contribute positively to margin management.

   Year ended December 31, 2001 compared to year ended December 31, 2000
     Net interest income has increased 1% to £2,711 million (2000: £2,680 million). The improvement has been mainly driven by balance sheet growth and strong new business margins in Wholesale Banking, largely within the Wholesale Lending and Asset Financing businesses and strong growth in retail deposit balances and improved margins in the Wealth Management businesses, particularly Abbey National Offshore and Cater Allen Offshore. This has been offset by the impact of managed spread reduction in Retail Banking partially negated by record mortgage and unsecured lending volumes and reduced margins and asset balances in First National, particularly in the motor and retailer finance businesses. Average interest earning assets grew by 11% to £183.9 million (2000: £166.1 million). The Group’s net interest margin decreased by 14 basis points to 1.47% (2000: 1.61%), while the Group net interest spread decreased by 10 basis points to 1.32% (2000: 1.42%).

   Year ended December 31, 2000 compared to year ended December 31, 1999
     Net interest income remained broadly level at £2,680 million (1999: £2,661 million), with the reduction in Retail Banking interest income being more than offset by interest income from Wholesale Banking balance sheet growth. Average interest earning assets grew 9% to £166.1 billion (1999: £152.1 billion), largely reflecting the increase in Wholesale Banking’s investment assets. The Group’s net interest margin decreased by 12 basis points to 1.64% (1999: 1.76%), while the Group net interest spread decreased by 11 basis points to 1.44% (1999: 1.55%). The fall in the Group net interest margin largely reflected margin management in the Retail Bank, through active management of the existing and new customer base, which reduced the Retail Banking spread by 19 basis points, plus the impact of funding costs associated with fee-based income streams in the Wholesale Bank, such as Porterbrook and private equity funds, and the increased proportion of Wholesale Banking assets on the balance sheet.

     The following tables set forth prevailing interest rates and yields, spreads and margins for the three years ended December 31, 2001, 2000 and 1999.

	Year ended December 31,

	2001	2000	1999

		(percent)
Prevailing Average Interest Rates
United Kingdom:
U.K. banks base rate	5.12	5.96	5.35
Abbey National base mortgage rate(1)	7.07	7.68	7.05
London inter-bank offered rate:
three month sterling	5.01	6.19	5.54
three month eurodollar	3.77	6.53	5.42
United States:
prime rate	6.92	9.23	8.00
Yields, Spreads and Margins
Gross yield:(2)
Group	5.57	6.85	6.10
U.K	5.67	6.89	6.15
Non-U.K	4.52	6.29	5.45
Interest spread:(3)
Group	1.32	1.42	1.55
U.K	1.40	1.53	1.65
Non-U.K	0.45	0.36	0.38
Net interest margin:(4)
Group	1.47	1.61	1.75

(1)	Abbey National’s base mortgage rate represents the rate charged on loans of up to £59,999. Changes in the level of Abbey National’s base mortgage rate are influenced by changes in the U.K. base rate as set from time to time by the Monetary Policy Committee of the Bank of England. Abbey National may apply different rates depending upon the amount borrowed and the precise type of mortgage and such rates may not relate to the base mortgage rate.
(2)	Gross yield represents the average interest rate earned on average interest-earning assets.
(3)	Interest spread is the difference between the average interest rate earned on average interest-earning assets and the average interest rate paid on average interest-bearing liabilities.
(4)	Net interest margin represents net interest income as a percentage of average interest-earning assets. The breakdown of net interest margin between U.K. and non-U.K. is not presented because non-U.K. operations largely function either as funding vehicles for U.K. operations or as lending operations financed principally from within the Group, and therefore non-U.K. liabilities in most cases do not have corresponding non-U.K. assets (and vice versa).

     The following table sets forth average interest-earning assets and average interest-bearing liabilities for the three years ended December 31, 2001, 2000 and 1999.

	Year ended December 31,

	2001	2000	1999

	(in millions of £)
Average interest-earning assets:
Group	183,937	163,713	151,178
U.K	167,933	151,049	141,950
Non-U.K	16,004	12,664	9,228
Average interest-bearing liabilities:
Group	177,290	157,810	144,436
U.K	156,200	141,081	131,335
Non-U.K	21,090	16,729	13,101

Commissions, fees and other income
	2001	2000	1999

	(in millions of £)
Total dividend income	3	3	2

Insurance income	238	239	210
Administration, survey and legal fees	177	211	197
Other Retail Banking income	214	246	182
Wholesale banking fees	91	72	55
Other commissions receivable	86	99	93

Fees and commissions receivable	806	867	737
Introducer fee charge	(183)	(199)	(174)
Financial markets permanent fees / brokerage fees	(11)	(9)	(9)
Other commissions payable	(81)	(61)	(63)

Fees and commissions payable	(275)	(269)	(246)

Net fees and commissions	531	598	491

Dealing profits	176	116	98

Increase in value of long term assurance business (1)	345	227	202
Fee income on high loan to value loans	100	95	77
Income from operating lease assets	441	303	78
Other financial income	247	272	199

Other operating income	1,133	897	556

Total commissions, fees and other income (2)	1,843	1,614	1,147

(1)	Income from long-term life insurance business represents the present value of profits expected to emerge in the future from policies currently in force, together with the Group’s interest in the surplus retained within the long-term insurance funds. See the ‘‘Accounting Policies’’ section of, and Note 20 to, the Consolidated Financial Statements included elsewhere in this Annual Report.
(2)	All numbers are stated pre-exceptional items.

   Year ended December 31, 2001 compared to year ended December 31, 2000

     In total, commissions, fees and other income increased by 14% to £1,843 million (2000: £1,614 million), reflecting the growth in Wholesale Banking and Business to Business. Insurance income receivable and other net fees and fees and commissions receivable amounted to £531 million (2000: £598 million). Included within this amount are gross fees and commissions receivable which fell by 7% to £806 million (2000: £867 million), including insurance income of £238 million (2000: £239 million), administration, survey and legal fees of £177 million (2000: £211 million), other Retail Banking income of £214 million (2000: £246 million), Wholesale Banking fees of £91 million (2000: £72 million) and other commissions receivable of £86 million (2000: £99 million). The amounts described above were partially offset by fees and commissions payable, which increased by 2% to £275 million (2000: £269 million). The overall reduction in insurance income receivable and other net fees and fees and commissions receivable is primarily due to reduced income in Retail Banking as a result of revised banking and ATM transaction charges and higher commissions payable to introducers, lower fees and commissions in the Business to Consumer division largely due to the sale of Abbey National Benefit Consulting (ANBC) in 2000 and reduced fees payable to introducers due to lower business volumes in First National.

     Dealing profits increased by 52% to £176 million (2000: £116 million), principally in Wholesale Banking, reflecting an increased transaction flow.

     Other operating income increased by 26% to £1,133 million (2000: £897 million). Significant growth was achieved in several areas: Income from long-term insurance business increased by 52% to £345 million (2000: £227 million), which was underpinned by increased embedded value earnings in the life assurance businesses. The Fee income in respect of high loan-to-value ratio loans increased by 5% to £100 million (2000: £95 million), and income from operating lease assets has risen to £441 million (2000: £303 million) mainly due to the expansion of the vehicle leasing business in First National and a full year contribution of Porterbrook in Wholesale Banking. Other financial income decreased by 9% to £247 million (2000: £272 million), largely due to the inclusion of the profit on the sale and leaseback of the property portfolio in 2000.

   Year ended December 31, 2000 compared to year ended December 31, 1999

     In total, commissions, fees and other income increased by 41% to £1,614 million (1999: £1,147 million), reflecting growth in Retail Banking, Wholesale Banking and Life Assurance new business levels across the Group. Insurance income receivable and other net fees and fees and commissions receivable amounted to £598 million (1999: £491 million). Included within this amount are gross fees and commissions receivable which grew by 18% to £867 million (1999: £737 million), helped by a 14% increase in insurance income to £239 million (1999: £210 million) through strong growth in Abbey National Life, sales in Retail Banking, and creditor protection volumes in First National. Administration, survey and legal fees increased by 7% to £211 million (1999: £197 million), reflecting record Abbey National Life ISA policy sales in part offset by reduced fixed rate booking fees in the Retail Bank. Other Retail Banking income increased 35% to £246 million (1999: £182 million) mainly from revised ATM and banking charges. Wholesale Banking fees increased 31% to £72 million (1999: £55 million), primarily relating to project finance and property finance transactions. Other commissions receivable were up 6% to £99 million (1999: £93 million). The increases described above were partially offset by fees and commissions payable which increased 9% to £269 million (1999: £246 million) as a result of an increase in the amount of business introduced to the Group for which fees and commissions are paid – most significantly in First National Bank.

     Dealing profits increased by 18% to £116 million (1999: £98 million), largely in Wholesale Banking, reflecting the increased deal flow in Securities Financing and Risk Management and Financial Products.

     Other operating income, excluding Dealing profits and the impact of significant one-off disposals, increased by 66% to £821 million (1999: £496 million). Significant growth was achieved in several areas: Income from long-term insurance business increased by 12% to £227 million (1999: £202 million), which was underpinned by growth in both Scottish Mutual and Abbey National Life. The Fee income in respect of high loan-to-value ratio loans, amortized on a level yield basis, increased by 23% to £95 million (1999: £77 million), including £40 million (1999: £41 million) to match provision on such loans. Income from operating lease assets has risen to £303 million (1999: £78 million) mainly due to the acquisition of Porterbrook. The increased depreciation on operating lease assets was included under operating expenses. Other financial income increased by 41% to £196 million (1999: £139 million), driven by growing fee-based income streams in Wholesale Banking, primarily realizations from private equity investments and operating lease income. In First National, there were higher fees from its joint venture with PSA, and, in Retail Banking, from the sale of shares in CGU Underwriting Limited.

     In 2000, a profit of £76 million, less £11 million in associated transaction costs, was made on the sale and leaseback of the Group’s entire property portfolio. The transaction was one of the largest of its kind in the private sector, and secured cost effective operational flexibility for the next 20 years. In addition there was the disposal of other small non-core businesses, including Abbey National Benefit Consultants and the business of Cater Allen Trust Company. In 1999, a profit of £60 million was made from the disposal of shares in Irish Permanent.

Operating Expenses
	2001	2000	1999

	(in millions of £)
Salaries and other staff costs	815	821	725

Bank legal and professional fees	145	174	133
Advertising and marketing	80	82	65

Bank, legal, marketing and professional expenses	225	256	198

Software, computer and other administration expenses	478	452	401

Premises and equipment depreciation	115	122	108
Goodwill amortization	36	12	11

Depreciation and amortization of fixed assets other than operating lease assets	151	134	119

Rent payable	108	73	70
Rates payable	23	22	27
Other running costs	50	57	54

Other property and equipment expenses	181	152	151

Total operating expenses excluding depreciation of operating lease assets	1,850	1,815	1,594

Depreciation of operating lease assets	256	178	52

   Year ended December 31, 2001 compared to year ended December 31, 2000

     Total operating expenses, excluding depreciation on operating lease assets of £256 million (2000: £178 million), increased by 2% from £1,815 million to £1,850 million. The key factors in the movement in operating expenses were reduced operating costs in Retail Banking, reflecting the continued drive to improve the efficiency of core processes, business development and other expansion costs in Wholesale Banking and reduced costs in Business to Consumer following the disposal of ANBC and lower set-up and development costs in cahoot. There are also additional costs from the amortisation of goodwill, particularly in relation to Scottish Provident, and corporate advisory fees in relation to major merger and acquisition activity in the first half of the year.

     Salaries and other staff costs decreased by 1% to £815 million (2000: £821 million), reflecting the impact of a network reorganisation completed last year in Retail Banking, growth in Wholesale Banking and savings resulting from the sale of ANBC. Bank, legal, marketing and professional expenses decreased by 12% to £225 million (2000: £256 million) despite £26 million of merger and acquisition costs, mainly as a result of lower systems and administration and consultancy charges in Retail Banking, a fall in consultancy costs in First National and reduced launch and development costs in cahoot. Software, computer and other administration expenses increased by 6% to £478 million (2000: £452 million), as a result of outsourcing and SME development costs in First National, offset by IT efficiency savings in Retail Banking. Additional depreciation and amortisation costs of £17 million, excluding operating lease assets, relates mainly to the additional costs of goodwill amortisation following the acquisition of Scottish Provident and Fleming Premier Banking. Other property and equipment expenses increased by 19% to £181 million (2000: £152 million) largely as a result of higher rent payable following the sale and leaseback of the property portfolio in 2000, and on ATM sites.

     Depreciation on operating lease assets increased by £78 million to £256 million, reflecting the full year impact of Porterbrook in Wholesale Banking and Highway Vehicle Finance in First National.

   Year ended December 31, 2000 compared to year ended December 31, 1999

     Total operating expenses, excluding exceptional items in 1999 of £21 million, and depreciation on operating lease assets of £178 million (1999: £52 million), increased by 14% from £1,594 million to £1,815 million. This increase included £116 million of investment spend within several areas: £28 million was invested in developing the Retail e-banking service, bringing total expenditure to £39 million. Branch re-organization to improve service levels by addressing local market structures resulted in redundancy costs of £18 million incurred in the first half of the year. The launch and development costs of cahoot and Inscape were £60 million and £36 million respectively, compared to £16 million and £19 million in 1999. The First National integration program, radically re-engineering existing and recently acquired businesses, incurred a further £47 million of expenditure (1999: £27 million).

     In addition to the major investment programs, there has been a range of other projects aimed at improving the business infrastructure and processing efficiency. Expenditure on these projects has totaled £66 million. This included £37 million within Retail Banking, focusing on re-engineering key processes and developing and enhancing IT systems. In Wholesale Banking, expenditure also focused on the enhancement of systems, as well as the development of new businesses. In Group Infrastructure, £14 million was incurred, mainly on Internet, telephony and e-procurement projects. Expenditure of £8 million related primarily to the newly acquired businesses of Highway Vehicle Management and Porterbrook.

     Of the remaining cost growth of £110 million, £25 million was incurred in Retail Banking, £40 million in Wholesale Banking and £32 million in Group Infrastructure. This is explained by: increased staff costs, particularly in Wholesale Banking; expenditure on smaller software and IT development projects; additional depreciation costs incurred in accelerating the write-off of desktop equipment; and costs associated with merger and acquisition activity across the Group.

     Salaries and other staff costs increased by 13% to £821 million (1999: £725 million), reflecting growth in headcount to support rapid growth in Wholesale Banking and the development of new businesses in Business to Consumer, redundancy costs of £18 million from the retail branch network reorganization to address local market structures, and annual salary increases and bonus payments across the Group, particularly in Wholesale Banking, reflecting exceptional performance during 2000. Bank, legal, marketing and professional expenses increased by 29% to £256 million (1999: £198 million) due to costs associated with the set-up and marketing of cahoot, consultancy costs in Retail Banking relating to e-commerce, other business efficiency and systems development projects and costs associated with merger and acquisition activity. Software, computer and other administration expenses increased by 13% to £452 million (1999: £401 million), primarily from the purchase and development of software in Inscape and cahoot and increased project costs in Group Infrastructure, mainly focusing on the development and enhancement of IT systems and key processes. Additional depreciation on fixed assets of £15 million, excluding operating lease assets, relates mainly to the acceleration of desktop depreciation within the Retail Bank and Group Infrastructure. Other property and equipment expenses of £152 million remained in line with those incurred in 1999. Rent payable increased during 2001 following the sale and leaseback of the property portfolio.

     Depreciation on operating lease assets increased by £126 million to £178 million, largely due to the acquisition of Porterbrook.

Provisions
	2001	2000	1999

	(in millions of £)
Retail Banking
Secured	31	38	31
Unsecured (overdrafts and credit card balances)	40	59	73
Abbey National-branded unsecured personal loans	58	53	63

	129	150	167

Business to Business
First National	126	118	132
Continental Europe	—	2	4

	126	120	136

Business to Consumer
cahoot	7	2	—
Established Wealth Management business	1	—	—

Group Infrastructure	8	1	—

Total	263	273	303

Contingent liabilities and commitments	(9)	21	23

Amounts written off fixed asset investments	256	32	26

   Year ended December 31, 2001 compared to year ended December 31, 2000

     The total loan loss provision charge reduced by 4% to £263 million (2000: £273 million). This reflected a continued focus on credit quality across the businesses and further falls in arrears levels. In the Retail Bank the provisions charge has reduced by 14% to £129 million (2000: £150 million) largely as a result of a 14% reduction in the level of secured arrears and a 40% fall in the stock of properties in possession, a decrease in unsecured (overdraft and credit card balances) provision charges arising from the removal of credit card risk to MBNA and more effective risk and debt management on overdrafts, resulting in a 11% decline in the value of arrears despite a 22% growth in asset and an increase in the Abbey National branded unsecured personal loan provision resulting from a 12% growth in asset, offset by revised debt management strategies.

     Provisions against secured lending on residential properties in Retail Banking decreased to £31 million (2000: £38 million), the provision charge for credit card and overdrafts fell by 32% to £40 million (2000: £59 million) and there was a 9% increase in the charge for unsecured personal loans to £58 million (2000: £53 million).

     In First National, provisions for bad and doubtful debts grew 7% to £126 million (2000: £118 million), largely due to increased voluntary terminations in motor finance, compounded by increased loss on disposal as a result of falling residual values, whilst credit quality has remained robust.

     The charge for contingent liabilities and commitments decreased by £30 million following the release of provisions no longer required and reduced charges relating to the pensions misselling review. Within the Wholesale Bank, amounts written off fixed asset investments increased to £256 million (2000: £32 million) largely reflecting a deterioration in certain sectors of the high yield securities portfolio, against a backdrop of a slowdown in the US economy, and exposures to the Enron Group.

   Year ended December 31, 2000 compared to year ended December 31, 1999

     The total loan loss provision charge reduced by 10% to £273 million (1999: £303 million). This reflected a combination of favorable economic conditions, and improved quality of lending and effective debt management. In the Retail Bank, revised credit and fraud detection scorecards have been introduced and debt management activities have been centralized into fewer sites. As a result, the provisions charge reduced by 10% to £150 million (1999: £167 million).

     Provisions against secured lending on residential properties in Retail Banking increased to £38 million (1999: £31 million) arising from growth in mortgage assets. Arrears levels on secured loans fell by 21% to 22,416 cases three or more months in arrears (1999: 28,270), the lowest level in the last decade.

     The provision charge for credit card and overdrafts fell by 19% to £59 million (1999: £73 million). This resulted from improved recoveries on bank account debt previously written off and from more proactive management of early arrears. Bank account arrears as a percentage of asset fell from 30% to 27%.

     There was a 16% decrease in the charge for unsecured personal loans to £53 million (1999: £63 million). This reflected an improvement in the quality of business written during the latter half of 1999 and £3 million additional recoveries.

     In First National, provisions for bad and doubtful debts fell 11% to £118 million (1999: £132 million). This largely resulted from changing the business mix (with more higher credit quality lending), and the implementation of better collection systems and processes, and the alignment of provisioning methodologies as part of the First National integration program. Prudent pricing in the vehicle leasing business has mitigated the effect of falling residual car prices.

     The net cost of bad debt decreased by 8%. This represented loan provisions, plus suspended interest charges, less high LTV fee income (see commissions, fees and other income).

     Contingent liabilities and commitments remained broadly flat. Within the Wholesale Bank, a further £34 million was added to provisions for amounts written off fixed investments.

     Taxes
     The following table provides a reconciliation of taxes payable at the standard U.K. corporation tax rate and the Group’s effective tax rate for the three years ended December 31, 2001, 2000 and 1999.

	Year ended December 31,

	2001	2000	1999

	(in millions of £)
Taxation at standard U.K. corporation rate of 30% (2001 and 2000) and
30.25% (1999)	581	593	548
Effect of non-allowable provisions and other non-equalized items	29	(3)	22
Effect of non-U.K. profits and losses	(12)	(7)	(9)
Adjustment to prior year tax provisions	7	3	(12)
Effect of loss utilization	(2)	(27)	(19)

Taxes before the effect of exceptional items	603	559	530

Effective tax rate before the effect of exceptional items(1)	31.1%	28.3%	29.3%

(1)	The effective tax rate is obtained by dividing taxes before the effect of exceptional items by income before taxes and exceptional items.

     Abbey National Treasury Services plc (ANTS) has received a demand from an overseas tax authority for an amount of £98m (at the balance sheet exchange rate) (2000: £100m) relating to the repayment of certain tax credits received and related charges. As at December 31, 2001, additional interest in relation to the demand could amount to £22m (at the balance sheet exchange rate) (2000: £18m). The subsidiary has received legal advice that they have strong grounds to challenge the validity of the demand and, accordingly, no specific provisions have been made.

   Year ended December 31, 2001 compared to year ended December 31, 2000

     In the year ended December 31, 2001 taxes increased by 8% to £603 million compared to £559 million in the year ended December 31, 2000. This was the result of the decrease in income before taxes and exceptional items together with an increase in the Group’s effective tax rate before the effect of exceptional items, to 31.1% in 2001 compared to 28.3% in 2000. The increase in the effective tax rate was due mainly to an increase in the effect of non-allowable provisions and other non-equalized items and an increase in the effect of loss utilization.

   Year ended December 31, 2000 compared to year ended December 31, 1999

     In the year ended December 31, 2000 taxes before the effect of exceptional items increased by 5% to £559 million compared to £530 million in the year ended December 31, 1999. This was the result of the increase in income before taxes and exceptional items, offset partially by a reduction in the Group’s effective tax rate, before the effect of exceptional items, to 28.3% in 2000 compared to 29.3% in 1999. The decrease in the effective rate of tax was due mainly to the reduction in the standard rate of U.K. corporation tax applying for the year (reduced from 30.25% to 30%), and to the net effects of non-allowable provisions and other non-equalized items, non-U.K. losses, adjustments to prior year tax provisions and the effect of loss utilization.

Capital Management and Resources

   Capital Management
     Abbey National continues to manage its capital resources and explore capital and balance sheet management opportunities.

     Wholesale Banking executes all of the Group’s capital raising. The Wholesale Bank also manages Abbey National’s mortgage asset-backed securitisation program. In the year, Abbey National issued £7.3 billion mortgage-backed securities spread over three transactions. This brings the value of Abbey National’s outstanding funding raised via mortgage securitisation to £13.4 billion, and reinforces the Group’s position as the leader in the European mortgage securitisation market.

     The Group will continue to manage its balance sheet capital ratios and to monitor its capital efficiency to ensure that appropriate levels of capital are allocated to each of the business segments.

     Abbey National’s risk asset ratio remains above the minimum standards for the Group set by the FSA (see below). Going forward, Abbey National intends to continue to balance the interests of shareholders and debt holders in determining the capital resources required for the business.

     We are proposing a full year dividend of 50.0 pence per share, up 10% on 2000, consistent with our progressive dividend policy. Based on current plans, the Board remains of the view that strong returns for shareholders can be achieved by continuing to retain capital in the business, rather than returning it to shareholders.

     The Company considers its working capital is sufficient for its present requirements.

   Capital Adequacy Requirements
     Capital adequacy and capital resources are monitored by the Group on the basis of techniques developed by the Basel Committee on Banking Supervision (the ‘‘Basel Committee’’) and subsequently implemented in the United Kingdom by the U.K. banking regulator (the Financial Services Authority, which took this role over from the Bank of England in June 1998).

     The supervision of capital adequacy for banks in the EC is governed by the Banking Consolidation Directive (‘‘BCD’’) and the Capital Adequacy Directive (‘‘CAD’’). These directives contain detailed rules for the definition of capital and treatment of trading book and other risks (including the definition of the trading book). The requirements set out in the BCD were originally contained in to the EC’s Own Funds Directive (‘‘OFD’’), Solvency Ratio Directive (‘‘SRD’’), Large Exposures Directive (‘‘LED’’) and Second Consolidated Supervision Directive (‘‘2CSD’’). These directives were repealed and replaced by the BCD in June 2000.

     Bank capital is defined by reference to the BCD, in the same terms as the OFD defined it, and is divided into original own funds (or Tier 1 capital) – consisting broadly of ordinary and certain preference shareholders’ funds after deducting goodwill; and additional own funds (or Tier 2 capital) – including certain debt capital instruments, particularly subordinated debt, and dated preference share issues. A further class of capital (or Tier 3 capital) is a restricted class of shorter term subordinated debt available for inclusion in the capital base to support certain trading book exposures.

     Trading book assets are basically those held for resale or in order to benefit in the short term from movements in their price or interest rate, or are positions taken in order to hedge other elements of the trading book, while the remaining assets, relating to retail and wholesale banking, are regarded as banking book assets.

     Banking book assets and certain off-balance sheet liabilities are weighted to allow for relative risk according to rules contained in the BCD (but originally derived from the SRD) using a series of risk-weighting factors ranging from 0% to 100%. Abbey National’s main class of asset, mortgage loans secured on residential property, is ordinarily assigned a weighting of 50%.

     In January 2001, the Basel Committee published a further draft of a new capital adequacy framework to replace its 1988 Capital Accord. The objective of the proposals is to align regulatory capital requirements more closely with underlying risks and to provide banks and their supervisors with several options for the assessment of capital adequacy. After consultation through the first half of 2001, the Basel Committee intends to issue a revised draft of the

New Capital Accord in 2002, to be followed by final rules later that year. It is currently expected that the New Capital Accord will be implemented in 2005, although implementation in the EU will be dependent on the adoption of a directive amending the BCD and CAD. Although the Committee intends to deliver a more risk-sensitive methodology, including a new operational risk capital charge, its goal is that, on average, the new approach should not raise nor lower regulatory capital for the banking sector. The international minimum risk asset ratio of 8% will be unchanged.

     Also in January 2001 the European Commission launched a second round of consultations on the proposals for a new EU capital adequacy framework. This process is progressing in parallel with the Basel Committee’s work and is aimed to be implemented at the same time as the New Basel Accord. The EU review will cover capital adequacy for investment firms as well as banks. The Commission intends to propose a directive amending the BCD and CAD following finalization of the New Capital Accord by the Basel Committee.

     On the basis of the developing proposals, management do not expect any material adverse change to the business of the Abbey National Group to arise from the new capital adequacy framework.

   Capital Ratios
     The following capital ratios, which exceed both the Basel Committee minimum risk asset ratio of 8% and the FSA’s specific recommendation for Abbey National, are calculated for the Group as supervised by the Complex Groups Division of the FSA. Abbey National recognizes the additional security inherent in Tier 1 capital, and hence also presents a Tier 1 to risk-weighted assets ratio. An equity Tier 1 ratio (Tier 1 excluding preference shares) is also presented.

Capital Adequacy Data

	Year ended December 31,

	2001	2000	1999

	(in millions of £ except percentages)
Tier 1	7,317	7,204	5,871
Tier 2 and Tier 3	6,234	5,902	4,532
Less supervisory deductions	(3,853)	(2,129)	(1,606)

Total regulatory capital	9,698	10,977	8,797

Total risk weighted assets:
Banking book	76,341	74,756	71,706
Trading book	8,117	6,445	4,170

Total	84,458	81,201	75,876

Capital ratios:
Risk asset ratio	11.5%	13.5%	11.6%
Tier 1 ratio	8.7%	8.9%	7.7%
Equity Tier 1 ratio	6.6%	7.5%	7.1%

     Total Tier 2 and Tier 3 capital as a percentage of Tier 1 capital as at December 31, 2001 was 85.2% (2000: 81.9%). At December 31, 2001, the Group had nil Tier 3 capital (2000: nil). Supervisory deductions mainly represent investments in life assurance and insurance companies within the Group.

     Tier 1 capital at December 31, 2001, differs from total shareholders’ funds as stated in the Consolidated Balance Sheet mainly because under U.K. GAAP goodwill incurred on the purchase of businesses after January 1, 1998 is capitalized as an intangible fixed asset, whereas such goodwill continues to be deducted from Tier 1 capital for regulatory purposes.

     Year ended December 31, 2001 compared to year ended December 31, 2000

     The Group’s Tier 1 capital increased by £113 million to £7,317 million, from the issue of US$450 million preference shares and £300 million reserve capital instruments, scrip dividends, and retained earnings, less additional goodwill arising on acquisitions. The increase in Tier 2 capital (subordinated liabilities and general provisions) of

£332 million was principally due to the issue of £200 million and US$400 million undated subordinated debt, less amortization of existing subordinated issues.

Year ended December 31, 2000 compared to year ended December 31, 1999

     The Group’s Tier 1 capital increased by £1,333 million to £7,204 million, mainly due to the issue of US$1 billion preferred perpetual notes. The increase in Tier 2 capital of £1,370 million was principally due to the issue of £1.2 billion subordinated debt in September 2000.

Property, Plants and Equipment

	Year ended December 31,

	2001	2000	1999

	(in millions of £)
Capital expenditure	143	115	138

     Capital expenditure to December 31, 2001 amounted to £143 million. Expenditure within Retail Banking mostly related to branch refurbishments, computer infrastructure, telecommunications and ATM investment. In Business to Business, Business to Consumer and Wholesale Banking, £11 million, £13 million and £14 million, were spent.

     Capital expenditure to December 31, 2000 amounted to £115 million. Expenditure was mainly within Retail Banking (£74 million), arising from the installation of the Costa Coffee and Safeway in-store branches and other branch refurbishments, the construction of a new Head Office, new computer software mainly for the e-commerce project, remote ATM installations, and upgrading the telecommunications system. In Business to Business, Business to Consumer and Wholesale Banking, £16 million, £11 million and £3 million respectively were spent, mainly on IT to build infrastructure for new businesses. The principal capital divestitures in the year related to the sale of substantially all the Group’s freehold properties.

     Capital expenditure to December 31, 1999 amounted to £138 million, with Retail Banking spending £112 million of this on the installation of the Safeway in-store branches and other branch refurbishments, new computer software for local marketing capability at the customer interface, remote ATM installations, and upgrading the telecommunications system.

The property interest of the Group at December 31, 2001 consisted of the following:

	Freehold	Leasehold(1)	Operating leases	Total	Floor Space (Sq. ft)

Retail Banking	5	39	741	785	2,906,507
Wholesale Banking	—	4	—	4	20,680
Business to Consumer	19	31	14	64	576,352
Business to Business	—	54	52	106	966,990
Group Infrastructure	11	30	42	83	1,700,522

Total	35	158	849	1,042	6,171,051

(1)	The Group’s leasehold properties are subject to leases ranging from 1 to 999 years in maturity with the majority being 9 years in average duration and subject to annual contracted rental increases.

     The above table shows the number of individual properties owned by the Group. This is less than the number of unique property interests as the Group has more than one interest in some properties.

     Included in Group Infrastructure in the above table are 37 branches that were not occupied by the Group as at December 31, 2001. Of the above properties, 960 are located in the U.K., 65 in Europe and 5 in the rest of the world. There are no material environmental issues associated with the use of the above properties.

     The Group has four main Head Office sites at Baker Street, London, Nelson Street, Bradford, St. Vincent Street, Glasgow and Grafton Gate East, Milton Keynes. The main computer center is Shenley Wood House in Milton Keynes. These properties are held under operating leases. The registered office of the Group is located at Abbey National House, 2 Triton Square, Regent’s Place, London.

     Management believes its existing properties and those under construction, in conjunction with the operating lease arrangements in place with Mapeley Columbus Limited, are adequate and suitable for its business as presently conducted or to meet future business needs. All properties are adequately maintained.

U.S. GAAP Reconciliation
     Net income under U.K. GAAP in each of the years ended December 31, 2001, 2000 and 1999 was £1,215 million, £1,327 million and £1,223 million, respectively. Under U.S. GAAP the corresponding amounts were £1,055 million, £1,186 million and £1,011 million, respectively.

     The principal differences between U.S. GAAP and U.K. GAAP, as they relate to the Abbey National Group, are the treatment of shareholders’ interest in the long term insurance business, the methods of accounting for goodwill and intangible assets, the treatment of non-trading financial instruments and the derivatives which hedge these financial instruments, loan origination fees, securitizations and the treatment of dividends declared or proposed after the year end by the Board of directors.

     For a further explanation of the differences between U.S. GAAP and U.K. GAAP, see Note 55 to the Consolidated Financial Statements included elsewhere in this Annual Report.

Current Developments in U.K. and U.S. GAAP
     U.K. GAAP. In 2000 the Accounting Standards Board issued FRS 17, ‘‘Retirement Benefits’, on the treatment of pensions and other retirement benefits in an entity’s accounts, FRS 18, ‘‘Accounting Policies’’, and FRS 19, ‘‘Deferred Tax’’.

     The main requirements of FRS 17 are:

•	pension scheme assets measured using market values;
•	pension scheme liabilities measured using a projected unit method and discounted at an AA corporate bond rate;
•	the pension scheme surplus (to the extent it can be recovered) or deficit recognized in full on the balance sheet; and
•	the movement in the scheme surplus/deficit analyzed into the current service cost and any past service costs (recognized in operating profit), the interest cost and expected return on assets (recognized as other finance costs) and actuarial gains and losses (recognized in the statement of total recognized gains and losses).

     Implementation of FRS 17 is phased as follows:

•	for accounting periods ending on or after June 22, 2001, closing balance sheet information (no comparatives required) to be given in the notes only;
•	for accounting periods ending on or after June 22, 2002, opening and closing balance sheet information and performance statement information for the period (no comparatives required) to be given in the notes only; and

•	for accounting periods ending on or after June 22, 2003, FRS 17 is fully effective.

     The relevant closing balance sheet information has been disclosed within Note 52 of the Consolidated Financial Statements. Net income and shareholders’ funds under U.S. GAAP were unaffected.

     FRS 18, effective for accounting periods ending on or after June 22, 2001, deals primarily with the selection, application and disclosure of accounting policies. As a result of implementing this standard, certain additional disclosures of accounting policies have been made, details of which are given within the Accounting Policies section of the financial statements. Net income and shareholders funds under US GAAP were unaffected.

     FRS 19 requires deferred tax to be provided for on a ‘‘full provision’’ basis – rather than the ‘‘partial provision’’ basis previously required by SSAP 15 (‘‘Accounting for deferred tax’’) – on most types of timing difference. It is effective for years ending on or after January 23, 2002. FRS 19 is not expected to have a material adverse effect on the Group’s results for U.K. reporting purposes.

     U.S. GAAP. SFAS 133, ‘‘Accounting for Derivative Instruments and Hedging Activities’’, and SFAS 137 and 138, which make various amendments to SFAS 133, became effective for the Group from January 1, 2001.

     Derivatives designated as used for non-trading purposes in the Group’s U.K. financial statements are designated as hedging transactions in accordance with U.K. GAAP, and are accounted for in the U.K. financial statements on a consistent basis with the asset, liability or position being hedged. A significant number of such transactions are undertaken with the Group’s in-house trading operation ANFP. ANFP matches internal hedging transactions with external transactions on an aggregate portfolio basis rather than on an individually matched basis, in order to manage risk in the most cost-effective and operationally practicable manner.

     While such internal transactions with ANFP meet U.K. hedge accounting requirements, they do not satisfy the more restrictive requirements of U.S. GAAP and accordingly, are not treated as hedged for the purposes of U.S. GAAP. Disclosures required under SFAS 133 can be found on Note 58 to the Consolidated Financial Statements included elsewhere in this Annual Report.

     SFAS 140, ‘‘Accounting for Transfers of Financial Assets and Extinguishments of Liabilities’’, replaced SFAS 125. Disclosures required under SFAS 140 in respect of Abbey National’s securitizations can be found on Note 58 to the Consolidated Financial Statements included elsewhere in this Annual Report.

     Future Developments in U.K. and U.S. GAAP
     U.S. GAAP. In 2001 the Financial Accounting Standards Board issued SFAS 141, ‘‘Business Combinations’’, SFAS 142, ‘‘Goodwill and Other Intangible Assets’’, SFAS 143, ‘‘Accounting for Asset Retirement Obligations’’ and SFAS 144, ‘‘Accounting for the Impairment or Disposal of Long-Lived Assets’’.

     SFAS 141 requires all business combinations be accounted for by a single method – the purchase method. Accounting for combinations by using the pooling-of-interests method is no longer allowed. In addition, the standard requires that intangible assets be recognized separately from goodwill if they met one of two criteria – the contractual-legal criterion or the separability criterion. The provisions of SFAS 141 apply to all business combinations initiated after June 30, 2001. Transition provisions for business combinations, accounted for using the purchase method, for which the acquisition date was before July 1, 2001 are as follows: acquired intangible assets that do not meet the criteria for separate recognition should be reclassified as goodwill. Intangible assets that meet the recognition criteria should be reclassified and accounted for as an asset separately from goodwill.

     Abbey National has determined that the application of SFAS 141 will have no material impact upon net income and shareholders’ funds under U.S. GAAP.

     SFAS 142 requires that goodwill resulting from acquisitions prior to July 1, 2001 no longer be amortized, but instead tested for impairment at least annually, and that recognized intangible assets with definite useful lives be amortized over their respective estimated useful lives and reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Any recognized intangible asset determined to have an indefinite useful life will not be amortized, but instead tested for impairment in accordance with SFAS 142 until its life is determined to no longer be indefinite.

     As required, the Group will adopt SFAS 142 as of January 1, 2002. Goodwill and intangible assets determined to have an indefinite useful life acquired in business combinations completed before July 1, 2001 have continued to be amortized through the adoption date. SFAS 142 also requires the Group complete a transitional goodwill impairment test as of the date of adoption. The Group is currently assessing, but has not yet determined, the impact of SFAS 142 on its financial position and results of operations.

     SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs will be capitalized as part of the carrying amount of the long-lived asset. As required, the Group will adopt SFAS 143 on January 1, 2003.

     SFAS 144 supersedes SFAS 121, ‘Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of’ and the accounting and reporting provisions of APB Opinion No. 30, ‘Reporting Results of Operations – Reporting the Effects of a Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions’, for the disposal of a segment of a business. SFAS 144 retains most of the provisions of SFAS 121 and addresses various implementation issues related to SFAS 121. In addition, SFAS 144 establishes a single accounting model for the disposal of long-lived assets, where previously APB Opinion No. 30 gave a choice of two models. As required, the Group adopted SFAS 144 on January 1, 2002.

     The Group has determined that the application of SFAS 143 and 144 would have no material impact upon net income and shareholders’ funds as determined under U.S. GAAP if they were currently in force.

SELECTED STATISTICAL INFORMATION

Average Balance Sheet

     Throughout this section, references to U.K. and Non-U.K. refer to the location of the office where the transaction is recorded.

	2001 Average balance	2001 Interest (1)	2001 Average rate %	2000 Average balance	2000 Interest (1)	2000 Average rate %	1999 Average balance	1999 Interest (1)	1999 Average rate %

	(in millions of £, except percentages)
Assets
Loans and advances to banks
U.K.	4,050	212	5.23	2,711	174	6.40	3,263	159	4.86
Non-U.K.	382	19	4.91	377	26	6.82	281	17	6.42
Loans and advances to customers(2)
U.K.	76,859	5,344	6.95	76,829	5,946	7.74	72,603	5,308	7.31
Non-U.K.	2,065	124	6.02	1,663	97	5.82	1,453	81	5.56
Lease receivables
U.K.	3,894	275	7.07	4,847	345	7.12	5,341	336	6.29
Non-U.K.	27	1	3.22	20	1	2.70	26	1	4.94
Debt securities
U.K.	36,544	1,833	5.02	36,847	2,280	6.19	35,220	1,706	4.84
Non-U.K.	12,747	579	4.54	10,604	674	6.36	7,468	403	5.39

Total average interest earning assets and interest income – banking	136,568	8,387	6.14	133,898	9,543	7.13	125,655	8,011	6.38
Total average interest earning assets and interest income – trading	38,365	1,854	4.83	29,815	1,667	5.59	25,523	1,218	4.77

Total average interest earning assets and interest income	174,933	10,241	5.85	163,713	11,210	6.85	151,178	9,229	6.10
Allowance for loan losses	(591)	—	—	(635)	—	—	(694)	—	—
Non-interest earning assets:
Long term insurance fund assets	21,727	—	—	18,207	—	—	14,687	—	—
Other	12,560	—	—	10,855	—	—	11,062	—	—

Total average assets and interest income	208,629	10,241	4.91	192,140	11,210	5.83	176,233	9,229	5.24

Non-U.K. assets as a percentage of total	7.29%	—	—	6.59%	—	—	5.67%	—	—
Total average interest-earning assets and netinterest income	174,933	2,711	1.55	163,713	2,680	1.64	151,178	2,661	1.76

	2001 Average balance	2001 Interest (1)	2001 Average rate %	2000 Average balance	2000 Interest (1)	2000 Average rate %	1999 Average balance	1999 Interest (1)	1999 Average rate %

	(in millions of £, except percentages)
Liabilities and shareholders’ funds
Deposits by banks
U.K.	11,637	527	4.53	9,645	572	5.93	5,654	332	5.88
Non-U.K.	1,066	50	4.71	819	47	5.76	750	33	4.66
Customer accounts – retail demand deposits(3)
U.K.	36,962	1,269	3.43	31,351	1,164	3.71	28,922	862	2.98
Non-U.K.	1,339	53	3.99	1,384	64	4.62	1,298	58	4.43
Customer accounts – retail time deposits(3)
U.K.	12,664	614	4.85	14,861	847	5.70	16,654	882	5.30
Non-U.K.	3,150	154	4.87	2,345	145	6.21	2,027	129	6.35
Customer accounts – wholesale deposits(3)
U.K.	8,571	385	4.49	9,977	620	6.22	9,664	494	5.11
Non-U.K.	400	17	4.18	464	28	5.96	330	19	5.61
Bonds and medium-term notes
U.K.	23,339	1,136	4.86	27,353	1,563	5.71	27,702	1,221	4.41
Non-U.K.	936	35	3.78	314	15	4.85	156	5	3.45
Other debt securities in issue
U.K.	18,560	950	5.12	18,144	1,103	6.08	13,572	716	5.28
Non-U.K.	13,323	513	3.86	10,791	649	6.01	7,918	382	4.82
Dated and undated loan capital and other subordinated liabilities
U.K.	5,600	302	5.39	4,532	278	6.13	3,450	205	5.94
Non-U.K.	639	34	5.29	612	43	7.10	622	37	5.89
Other interest bearing liabilities
U.K.	27	2	7.18	64	3	5.52	106	7	6.21
Non-U.K.	3	1	7.34	—	—	—	—	—	—

Total average interest-bearing liabilities and interest expense – banking	138,216	6,042	4.37	132,656	7,141	5.38	118,825	5,382	4.53
Total average interest-bearing liabilities and interest expense – trading	30,069	1,488	4.95	25,154	1,389	5.52	25,611	1,186	4.63

Total average interest-bearing liabilities and interest expense	168,285	7,530	4.47	157,810	8,530	5.41	144,436	6,568	4.55
Non-interest bearing liabilities:
Long term insurance fund liabilities	21,727	—	—	18,207	—	—	14,687	—	—
Other	10,789	—	—	9,511	—	—	11,219	—	—
Shareholders’ funds	7,828	—	—	6,612	—	—	5,891	—	—

Total average liabilities, shareholders’ funds and interest expense	208,629	7,530	3.61	192,140	8,530	4.44	176,233	6,568	3.73

Non-U.K. liabilities as a percentage of total	9.99%	—	—	8.71%	—	—	8.29%	—	—
Interest income as a percentage of average interest -earning assets			5.85			6.85			6.10
Interest expense as a percentage of average interest- bearing liabilities			4.47			5.41			4.55
Interest spread			1.38			1.44			1.55
Net interest margin			1.55			1.64			1.76

     Interest earning assets, interest bearing liabilities and the associated interest reflect a ‘linked presentation’ treatment for certain securitized assets (see note 16 to the Consolidated Financial Statements included elsewhere in this Annual Report). If linked presentation was not adopted, the interest spread and net interest margin would be as follows:

Interest spread	1.32	1.42	1.55
Net interest margin	1.47	1.61	1.75

(1)	For the purpose of the average balance sheet, interest income and interest expense have been stated after allocation of interest on instruments entered into for hedging purposes.
(2)	Loans and advances to customers includes non-performing loans. See ‘‘- Analysis of Allowance for Lending Losses’’ and ‘‘- Potential Credit Risk Elements in Lendings’’ below.
(3)	Demand deposits, time deposits and wholesale deposits are defined under ‘‘- Deposits’’ below.

Interest Rate Sensitivity
     Interest rate sensitivity refers to the relationship between interest rates and net interest income resulting from the periodic repricing of assets and liabilities. The largest single administered rate items in the Abbey National Group balance sheet are residential mortgages and retail deposits, the majority of which bear interest at variable rates. The contractual maturity of mortgage loans is generally more than five years but the maturity of the majority of retail deposits are primarily within three months. This apparent mismatch gives rise to issues which are addressed by the Group in its liquidity management (see ‘‘Financial Risk Management’’ elsewhere in this Annual Report). However, their effect on interest rate management is less significant. Abbey National has the ability to reprice both its retail variable-rate liabilities and variable-rate mortgage assets, subject to the constraints imposed by the competitive situation in the market place. Management believes this ability enables Abbey National to mitigate the impact of interest rate movements on net interest income in U.K. Retail Banking. Abbey National also offers fixed-rate mortgages and savings products on which the interest rate paid by or to the customer is fixed for an agreed period of time at the start of the contract. Abbey National manages the margin on fixed rate products by the use of derivatives matching the fixed rate maturity profiles. The risk of prepayment is reduced by imposing penalty charges if the customers terminate their contracts early.

     Wherever possible, the Group seeks to minimize the risks associated with movements in market prices such as interest rates or exchange rates. However, given the nature of financial activities, a level of market risk is inevitable. Abbey National has developed and implemented structures and systems to manage this market risk exposure. See ‘‘Risk Management’’ elsewhere in this Annual Report.

Changes in Net Interest Income – Volume and Rate Analysis
     The following tables allocate changes in interest income, interest expense and net interest income between changes in volume and changes in rate for the years ended December 31, 2001 and December 31, 2000. Volume and rate variances have been calculated on the movement in the average balances and the change in the interest rates on average interest-earning assets and average interest-bearing liabilities. The variance caused by changes in both volume and rate has been allocated to rate changes.

	Total change	2001/2000 Changes due to increase/(decrease) in:		Total change	2000/1999 Changes due to increase/(decrease) in:

		Volume	Rate		Volume	Rate

		(in millions of £)
Interest income
Loans and advances to banks
U.K.	38	86	(48)	15	(27)	42
Non-U.K.	(7)	—	(7)	9	6	3
Loans and advances to customers
U.K.	(601)	2	(603)	637	308	329
Non-U.K.	27	23	4	16	12	4
Lease receivables
U.K.	(71)	(68)	(3)	10	(31)	41
Non-U.K.	—	—	—	—	—	—
Debt securities
U.K.	(447)	(19)	(428)	574	79	495
Non-U.K.	(95)	136	(231)	271	169	102
Trading assets
U.K.	187	478	(291)	449	205	244
Non-U.K.	—	—	—	—	—	—
Total interest income
U.K.	(894)	479	(1,373)	1,685	534	1,151
Non-U.K.	(75)	159	(234)	296	187	109

Total	(969)	638	(1,607)	1,981	721	1,260

Interest expense
Deposits by banks
U.K.	(45)	118	(163)	240	235	5
Non-U.K.	3	14	(11)	14	3	11
Customer accounts – retail demand deposits
U.K.	105	208	(103)	302	72	230
Non-U.K.	(11)	(2)	(9)	6	4	2
Customer accounts – retail time deposits
U.K.	(233)	(125)	(108)	(35)	(95)	60
Non-U.K.	9	50	(41)	16	20	(4)
Customer accounts – wholesale deposits
U.K.	(235)	(87)	(148)	126	16	110
Non-U.K.	(11)	(4)	(7)	9	8	1
Bonds and medium-term notes
U.K.	(427)	(229)	(198)	342	(15)	357
Non-U.K.	20	30	(10)	10	5	5
Other debt securities in issue
U.K.	(153)	25	(178)	387	242	145
Non-U.K.	(136)	152	(288)	267	139	128
Dated and undated loan capital and other subordinated
liabilities
U.K.	24	65	(41)	73	64	9
Non-U.K.	(9)	2	(11)	6	(1)	7
Other interest bearing liabilities
U.K.	(1)	(2)	1	(4)	(3)	(1)
Non-U.K.	1	—	1	—	—	—
Trading liabilities
U.K.	99	271	(172)	203	(21)	224
Non-U.K.	—	—	—	—	—	—
Total interest expense
U.K.	(866)	244	(1,110)	1,634	495	1,139
Non-U.K.	(134)	242	(376)	328	178	150

Total	(1,000)	486	(1,486)	1,962	673	1,289

Net interest income before exceptional items	31	152	(121)	19	48	(29)

Deposits

     The following tables set forth the average balances of deposits for each of the three years ended December 31, 2001. Average deposits are based on the location of the office in which the deposits are recorded.

	Average: Year ended December 31,

	2001	2000	1999

	(in millions of £)
Deposits by banks.
U.K.	11,637	9,645	5,654
Non-U.K.	1,066	819	750

Total	12,703	10,464	6,404

Customers’ accounts (all interest bearing)
U.K.	58,197	56,189	55,589
Non-U.K.	4,889	4,193	3,655

Total	63,086	60,382	59,244

Customers’ Accounts – By Type
	Average: Year ended December 31,

	2001	2000	1999

	(in millions of £)
U.K.
Retail Demand deposits	36,962	31,351	28,922
Retail Time deposits	12,664	14,861	16,654
Wholesale deposits	8,571	9,977	9,664

	58,197	56,189	55,240

Non-U.K.
Retail Demand deposits	1,339	1,384	1,298
Retail Time deposits	3,150	2,345	2,027
Wholesale deposits	400	464	330

	4,889	4,193	3,655

Total	63,086	60,382	58,895

     Substantially all retail deposits are obtained through, and administered by, the Retail Banking branch network, and cahoot, the Group separately branded internet banking proposition. In addition, retail demand and time deposits are obtained outside the U.K., principally through Abbey National Offshore. They are all interest bearing and interest rates are varied from time to time in response to competitive conditions. Demand deposits largely consist of passbook based and interest accounts whose balances are available on demand. The category also includes ISAs, checking accounts, instant saver savings accounts, remote access accounts, such as those serviced by post, and a number of other accounts which are passbook or interest based but which allow the customer a limited number of notice-free withdrawals per year depending on the balance remaining in the account. These accounts are treated as demand deposits because the entire account balance may be withdrawn on demand without penalty as one of the notice-free withdrawals.

     The main constituents of retail time deposits are notice accounts which require customers to give notice of an intention to make a withdrawal and bond accounts which have a minimum deposit requirement. In each of these accounts early withdrawal incurs an interest penalty. This category also includes TESSAs which provide a tax-free return if held for five years. Investment limits are set by the U.K. Government, with early withdrawal leading to a loss of tax-free status and an interest penalty.

     Wholesale deposits are those which either are obtained through the London money markets or for which interest rates are quoted on request rather than being publicly advertised. These deposits are of fixed maturity and bear interest rates which reflect the inter-bank money market rates.

Short-term Borrowings
     The following tables set forth certain information regarding short-term borrowings (composed of deposits by banks, commercial paper and negotiable certificates of deposit) for each of the three years ended December 31, 2001. While deposits by banks are reported in the ‘‘deposits’’ section above, they are also shown under ‘‘Short-term borrowings’’ because of their importance as a source of funding to the Group.

Deposits by Banks
	Year ended December 31,

	2001	2000	1999

	(in millions of £, except percentages)
Year-end balance(1)	10,547	12,086	7,598
Average balance(2)	12,703	10,464	6,404
Maximum balance	16,878	13,042	13,535
Average interest rate during year	4.55%	5.92%	5.73%
Year-end interest rate(3)	5.41%	5.35%	5.25%

As at December 31, 2001, deposits by foreign banks amounted to £2,804 million (2000: £3,076 million).

Commercial Paper
	Year ended December 31,

	2001	2000	1999

	(in millions of £, except percentages)
Year-end balance	11,062	10,800	10,082
Average balance(2)	10,833	10,550	7,974
Maximum balance	11,633	11,851	10,082
Average interest rate during year	4.47%	6.05%	4.68%
Year-end interest rate(3)	4.38%	5.91%	6.21%

     Commercial paper is issued by the Group generally in denominations of not less than $50,000, with maturities of up to 365 days. Commercial paper is issued by ANTS and Abbey National North America Corporation, a subsidiary of Abbey National.

     Included in the above year end balance for 2001 is £5.8 billion (2000: £5.3 billion) in respect of commercial paper issued by Moriarty Limited and Moriarty LLC. Moriarty is a bankruptcy-remote asset-backed commercial paper program sponsored by ANTS. The liabilities (and the assets so funded) are included in the Group balance sheet under U.K. GAAP, but are excluded under U.S. GAAP.

Negotiable Certificates of Deposit
	Year ended December 31,

	2001	2000	1999

	(in millions of £, except percentages)
Year-end balance	21,867	18,464	13,307
Average balance(2)	20,960	18,650	14,078
Maximum balance	24,755	22,376	15,567
Average interest rate during year	4.67%	5.96%	5.06%
Year-end interest rate(3)	4.48%	6.02%	4.96%

(1)	The year-end deposits by banks balance includes non-interest bearing items in the course of transmission of £243 million (2000: £236 million; 1999: £262 million).
(2)	Average balances for 2001, 2000 and 1999 are based upon daily data for ANTS and its subsidiaries and monthly data for all other operations.
(3)	Year-end interest rates are weighted averages calculated on amounts outstanding at the applicable year-end.

Certificates of Deposit and Certain Time Deposits
     The following table sets forth the maturities of the Group’s certificates of deposit and other large wholesale time deposits from non-bank counterparties in excess of £50,000 (or the non-sterling equivalent of £50,000) at December 31, 2001. A proportion of the Group’s retail time deposits also exceed £50,000 at any given date; however, the ease of access and other terms of these accounts means that they may not have been in excess of £50,000 throughout 2001. Furthermore, the customers may withdraw their funds on demand upon payment of an interest penalty. For these reasons, no maturity analysis is presented for such deposits. See ‘‘– Short-term Borrowings’’ above for information on amounts and maturities of claims under issues of commercial paper.

	Not more than three months	In more than three months but not more than six months	In more than six months but not more than one year	In more than one year	Total

		(in millions of £)
Certificates of deposit:
U.K.	10,609	6,511	4,384	386	21,890
Non-U.K.	—	—	—	—	—
Wholesale time deposits:
U.K.	5,186	550	229	1,675	7,640
Non-U.K.	116	9	—	—	125

Total	15,911	7,070	4,613	2,061	29,655

     As at December 31, 2001, there were an additional £1,138 million of wholesale deposits which were repayable on demand. All wholesale time deposits exceeded £50,000 as at December 31, 2001.

Securities
     The following table sets forth the book and market values of securities as at December 31 for each of the three years indicated. Investment securities are valued at cost, adjusted for the amortization of premiums or discounts to redemption, less provision for any permanent diminution in value. For further information, see Notes 18 and 19 to the Consolidated Financial Statements included elsewhere in this Annual Report.

	2001 Book value	2001 Market value(1)	2000 Book value	2000 Market value(1)	1999 Book value	1999 Market value(1)

			(in millions of £)
Investment securities(2)(3)
Debt securities:
U.K. Government	166	167	16	16	31	31
U.S. Treasury and other U.S. Government agencies and corporations	1,318	1,291	2,016	2,039	2,660	2,648
Other public sector securities	3,160	3,235	4,277	4,464	3,303	3,446
Bank and building society certificates of deposit	529	540	282	291	399	400
Other issuers(4):
Floating rate notes	7,852	7,863	5,553	5,536	6,222	6,230
Mortgage-backed securities	5,149	5,113	8,454	8,413	6,897	6,894
Other asset-backed securities(6)	17,976	17,823	15,375	15,349	11,036	10,972
Other	11,779	11,958	12,545	12,350	13,133	13,109
Shares of common stock and similar securities	812	818	567	648	248	267

Sub Total	48,741	48,808	49,085	49,106	43,929	43,997

Other securities(5)
Debt securities:
U.K. Government	710	710	328	328	648	648
Other public sector securities	3,686	3,686	2,274	2,274	970	970
Bank and building society certificates of deposit	8,315	8,315	11,748	11,748	10,506	10,506
Other Issuers(4):
Floating rate notes	273	273	363	363	15	15
Mortgage-backed securities	114	114	217	217	45	45
Other asset-backed securities	541	541	214	214	229	229
Other	6,290	6,290	5,310	5,310	3,351	3,351
Shares of common stock and similar securities	3	3	34	34	47	47

Sub Total	19,932	19,932	20,488	20,488	15,811	15,811

Total	68,673	68,740	69,573	69,594	59,740	59,808

(1)	There are hedges in place in respect of certain securities where the rise or fall in their market value will be offset by a substantially equivalent reduction or increase in the value of the hedges.
(2)	Investment securities include government securities held as part of the Group’s treasury management portfolio for asset/liability management, liquidity and regulatory purposes and are for use on a continuing basis in the activities of the Group. In addition, the Group holds as investment securities listed and unlisted corporate securities. As at December 31, 2001, most of the Group’s securities portfolio was held through ANTS. A substantial majority of ANTS’ securities portfolio was rated AA- or better (or the equivalent) by one or more Rating Organizations.
(3)	Abbey National complies with the requirements of SFAS 115, ‘‘Accounting for Certain Investments in Debt and Equity Securities.’’ Under this standard the majority of investments classified as investment securities are classified as ‘‘available for sale’’ securities and reported at fair value at December 31, 2001, with unrealized gains and losses reported in a separate component of shareholders’ funds. Further details are provided in Note 55 to the Consolidated Financial Statements included elsewhere in this Annual Report.
(4)	As at December 31, 2001, 83% of other issuers constituted securities issued or guaranteed by banks or other financial institutions.
(5)	Other securities comprise securities held for trading purposes and securities used for the stock borrowing and lending business. These securities are carried at market value.
(6)	This includes a portfolio of asset backed securities managed by ANTS on behalf of Moriarty and its associated companies. See ‘‘Short Term Borrowings – Commercial Paper’’ included elsewhere in this Annual Report.

     A description of the characteristics of the securities held under each of the subcategories of securities in the table above is provided below.

   U.K. Government Securities
     The holdings of U.K. government securities (‘‘gilts’’) are primarily at fixed rates. Abbey National’s assets and liabilities are predominantly floating rate (as described under ‘‘Risk Management – Market Risk’’ below) which is used as the benchmark for risk management. Fixed-rate securities (including gilts) are generally hedged into floating rate, on either an individual or an aggregate basis within the overall management of the appropriate book.

   U.S. Treasury and Other U.S. Government Agencies and Corporations
     This category comprises U.S. Treasury securities, mortgage-backed securities (‘‘MBSs’’) issued or guaranteed by the U.S. Government National Mortgage Association, the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation (collectively, ‘‘Agency MBSs’’).

     The MBSs are predominantly adjustable rate securities. Any fixed-rate securities are hedged by instruments of a short duration, generally on an aggregate basis within the fixed-rate dollar MBS investment portfolio.

     Specific risks from investing in dollar MBSs relate to embedded options within the securities including prepayment options and periodic or absolute caps. Prepayment risk arises from uncertainty about the rate at which early repayment will take place on the underlying mortgages on which these securitized assets are based. The rate of prepayment is partly related to underlying demographic and economic conditions (for example, the income level of mortgage holders) and partly to current market interest rates. These risks are modeled using scenario analysis and option cover is arranged as appropriate. Specific limits have been developed for prepayments along with the range of other risks; these risks are included within the set of limits comprising the Treasury Mandate (the framework for managing Wholesale Banking’s market risks) as described more fully under ‘‘Risk Management’’ below.

   Other Public Sector Securities
     This category comprises issues by governments other than the U.S. and U.K. governments, issues by supranationals and issues by U.K. public sector bodies. These are a mixture of fixed-rate and floating-rate securities.

   Bank and Building Society Certificates of Deposit
     Bank and building society certificates of deposit are fixed-rate securities with relatively short maturities. These are managed within the overall position for the relevant book.

   Other Issuers : Floating-Rate Notes
     Floating-rate notes have simple risk profiles and are either managed within the overall position for the relevant book or are hedged into one of the main currencies.

   Other Issuers : Mortgage-backed Securities
     This category comprises U.S. MBSs (other than Agency MBSs) and European MBSs. The non-Agency MBSs have similar characteristics to the Agency MBSs discussed above and are managed along with the Agency MBSs for market risk purposes. European MBSs have prepayment risks but few have cap features.

   Other Issuers : Asset-backed Securities
     This category comprises a range of mostly floating-rate asset-backed securities including home equity loans, commercial mortgages, auto, dealer, lease and credit card receivables and student loans. A number of the credit card receivables incorporate cap features.

   Other Issuers : Other Securities
     This category comprises mainly synthetic floating-rate notes (which are fixed-rate bonds packaged into floating rate by means of swaps tailored to provide an exact match to the characteristics of the underlying bond), along with a number of structured transactions which are hedged, as appropriate, either on an individual basis or as part of the overall management of the books. The synthetic floating-rate notes comprise bonds issued by banks, financial institutions and corporations, the latter being largely guaranteed by banks and financial institutions.

     The following table sets forth the maturities and weighted average yields of investment securities at December 31, 2001.

	Maturing within one year:		Maturing after one but within five years:		Maturing after five years but within ten years:		Maturing after ten years:		Total

	Amount	Yield(1)	Amount	Yield(1)	Amount	Yield(1)	Amount	Yield(1)	Amount	Yield(1)

				(in millions of £, except percentages)
U.K. Government	7	6.37%	157	3.15%	1	8.68%	—	—	165	3.34%
U.S. Treasury and other U.S.
Government agencies and
corporations(2)	14	5.47%	17	4.92%	71	7.21%	1,216	6.47%	1,318	6.48%
Other public sector securities	130	1.70%	704	6.09%	1,717	7.48%	616	2.71%	3,167	6.01%
Bank and building society certificates
of deposit	525	5.45%	8	3.70%	—	—	—	—	533	5.43%
Other issuers(2)	2,543	3.24%	14,145	4.02%	12,039	4.74%	14,376	3.36%	43,103	3.95%

Sub-total	3,219	3.56%	15,031	4.11%	13,828	5.09%	16,208	3.57%	48,286	4.17%
Shares of common stock(3)	—		—		—		812		812

Total book value before provisions .	3,219		15,031		13,828		17,020		49,098

Provisions									(357)

Total book value									48,741

Total market value	3,131		15,699		13,771		16,707		48,808

(1)	The weighted average yield for each range of maturities is calculated by dividing the annualized interest income prevailing at December 31, 2001 by the book value of securities held at that date.
(2)	Included within U.S. Treasury and other U.S. Government agencies and corporations and Other issuers are a number of asset-backed securities. These securities are classified in the table according to their contractual maturity dates; however, redemption of these securities is expected on average to take place between four and ten years from date of issue. As with the underlying assets, asset-backed securities involve prepayment risks; however, the Group’s exposure to this type of risk is significantly reduced due to the high proportion of floating rate assets in this category. A further explanation of the Group’s risk management and hedging strategy is set out under ‘‘Risk Management’’ below.
(3)	Shares of common stock by their nature do not permit the calculation of yields which are meaningful in the same way as yields on debt securities; accordingly, these are omitted.

     The following table sets forth the book and market values of those securities of individual counterparties where the aggregate amount of those securities exceeded 10% of Abbey National’s shareholders’ funds at December 31, 2001.

	Book value	Market value

	(in millions of £)
Republic of Italy	2,949	2,949
HBOS plc	2,243	2,244
Royal Bank of Scotland Group	1,840	1,842
U.K. Government	1,243	1,243
Westdeutsche Landesbank Girozentral	1,026	1,026
European Investment Bank	882	882
Bank One Corporation	869	869

     For the purposes of determining the above, shareholders’ funds amounted to £8,051 million at December 31, 2001.

Loans and Advances to Banks
     Loans and advances to banks includes loans to banks and building societies and balances with central banks (excluding those balances which can be withdrawn on demand).

     The geographical analyses of loans and advances presented in the following table are based on the location of the office from which the lendings are made.

Loans and Advances to Banks

		Year ended December 31,

	2001	2000	1999	1998	1997

		(in millions of £)
U.K	9,288	12,031	11,216	7,054	7,883
Non-U.K	586	137	256	374	388

Total	9,874	12,168	11,472	7,428	8,271

     The following tables set forth loans and advances to banks by maturity and interest rate sensitivity at December 31, 2001.

Maturity Analysis of Loans and Advances to Banks

	On demand	In not more than three months	In more than three months but not more than one year	In more than one year but not more than five years	In more than five years		Total

			(in millions of £)
U.K	5,331	2,778	815	362		2	9,288
Non-U.K	383	203	—	—		—	586

Total	5,714	2,981	815	362		2	9,874

Interest Rate Sensitivity of Loans and Advances to Banks

					Fixed rate	Variable rate	Total

					(in millions of £)
Interest-bearing loans and advances to banks:
U.K				7,411		1,635	9,046
Non-U.K					358	228	586

				7,769		1,863	9,632

Items in the course of collection (non-interest bearing)
U.K							242
Non-U.K							—

Total							9,874

Loans and Advances to Customers
     The Group provides lending facilities primarily to personal customers in the form of mortgages secured on residential properties and in the form of consumer credit and also provides finance lease facilities and a limited number of lending facilities to corporate customers.

     The geographical analyses of loans and advances presented in the following table are based on the location of the office from which the lendings are made.

		Year ended December 31,

	2001	2000	1999	1998	1997

		(in millions of £)
U.K.
Advances secured on residential properties	60,738	64,053	63,693	62,338	61,023
Purchase and resale agreements	2,704	6,875	77	749	701
Other secured advances	3,920	2,367	2,539	2,018	449
Corporate lending	9,119	5,534	3,780	1,402	1,046
Unsecured personal lending	4,833	4,901	4,724	5,009	2,843
Finance lease receivables	4,671	5,174	5,420	5,296	4,626

	85,985	88,904	80,233	76,812	70,688

Non-U.K.
Advances secured on residential properties	2,091	1,635	1,270	1,071	1,025
Purchase and resale agreements	1,507	—	—	—	—
Other secured advances	48	104	115	143	189
Unsecured lending	119	108	103	92	59
Finance lease receivables	67	18	21	30	29

	3,832	1,865	1,509	1,336	1,302

Total	89,817	90,769	81,742	78,148	71,990

     No single concentration of lendings, with the exception of advances secured on residential properties and corporate lending in the United Kingdom, as disclosed above, accounts for more than 10% of Group lendings and no individual country, other than the United Kingdom, accounts for more than 5% of total Group lendings.

     The following tables set forth loans and advances to customers by maturity and interest rate sensitivity at December 31, 2001. In the maturity analysis, overdrafts are included in the ‘‘On demand’’ category. Advances secured by residential properties are included in the maturity analysis at their stated maturity; however, such advances may be repaid early. Abbey National’s mortgage loans currently have an average life of 6 years depending on, among other factors, housing market conditions.

Maturity Analysis of Loans and Advances to Customers
	On demand	In not more than three months	In more than three months but not more than one year	In more than one year but not more than five years	In more than five years	Total

	(in millions of £)
U.K.
Advances secured on
residential properties	1,321	1,390	1,307	5,798	50,922	60,738
Purchase and resale
agreements	1,109	1,445	150	—	—	2,704
Other secured advances	145	130	816	1,432	1,396	3,919
Corporate lending	421	4,439	1,273	1,111	1,875	9,119
Unsecured personal lending .	543	574	1,295	2,133	289	4,834
Finance lease receivables	—	151	197	615	3,708	4,671

Total U.K	3,539	8,129	5,038	11,089	58,190	85,985

Non-U.K.
Advances secured on residential properties	56	36	109	342	1,548	2,091
Purchase and resale agreements	—	1,389	118	—	—	1,507
Other secured advances	39	—	1	3	5	48
Unsecured lending	11	2	40	66	—	119
Finance lease receivables	—	2	1	9	55	67

Total Non-U.K	106	1,429	269	420	1,608	3,832

Total	3,645	9,558	5,307	11,509	59,798	89,817

Interest Rate Sensitivity of Loans and Advances to Customers
	Fixed rate	Variable rate	Total

	(in millions of £)
U.K	23,508	62,477	85,985
Non-U.K	2,103	1,729	3,832

Total	25,611	64,206	89,817

     The Group’s policy is to hedge all fixed rate loans and advances to customers using derivative instruments, or by matching with other on-balance sheet interest rate exposures. See ‘‘Derivatives – Non-Trading Derivatives’’ below for further information.

Allowances for Lending Losses
     The Group’s provisioning policy is in accordance with U.K. industry best practice as expressed in the British Bankers’ Association Statement of Recommended Practice on Advances. A substantial proportion of the Group’s allowances for lending losses relates to loans and advances secured either by a first charge on residential property in the United Kingdom or other appropriate security depending on the nature of the loan.

     The Group’s provisioning policy is as follows:

     Suspended interest – where loans are deemed to be impaired or non-performing interest continues to be debited to all impaired loans. Advances secured by a charge on residential property loans are deemed to be impaired or non-performing when they are 90 days overdue. The homogeneous nature of the loans, together with the size of the loan portfolio, permits a reasonably accurate estimate to be made of the amount of this interest for which eventual recovery is doubtful. This amount is omitted from the profit and loss account and placed in suspense.

Interest is no longer accrued when it is determined that there is no realistic prospect of recovery. The exception to this being some lending in France where there is either no realistic prospect of recovery or it is deemed more appropriate to place the loan assets on non-accrual status.

     Specific allowance – a specific allowance is established for all impaired loans after a specified period of repayment default where it is likely that some of the capital will not be repaid or recovered through enforcement of security, where the loan is secured. The length of the default period depends on the nature of the advance and is generally no more than three months. Once a loan is considered to be impaired an assessment of the likelihood of collecting the principal of these loans is made. This assessment is made using statistical techniques developed based on previous experience and on management judgment of economic conditions. These techniques estimate the propensity of loans to result in losses net of any recovery where applicable. For advances secured on residential property the propensity of loans to become repossessions is also calculated.

     General allowance – a general allowance is established to cover losses which are from experience known to exist at the balance sheet date but which have not yet been identified as impaired. The general allowance is determined using management judgment given past loss experience, lending quality and economic prospects, and is supplemented by formulaic calculations which corroborate the conclusions reached.

     Amounts charged off – losses are charged-off when it becomes certain how much is not going to be recovered either from repayment, from realizing any attached security, or from claiming on any mortgage indemnity guarantee or other insurance. This charge-off is determined on a case-by-case basis. In the case of secured loans it is made when the security has been realized, and since the values can then be calculated with some certainty, the instances for further charge-offs or recoveries are minimal. In the case of unsecured loans, the circumstances surrounding the asset will be considered before deciding to write off completely. The charge-off policy is regularly reviewed to assist in determining the adequacy of allowances.

     Security is realized in accordance with Abbey National’s internal debt management program. Contact is made with customers at an early stage of arrears with counseling made available to achieve a realistic and sustainable repayment arrangement. Litigation and/or enforcement of security is usually carried out only when the steps described above have been undertaken without success.

     As a result of the charge-off policy, the allowances may be made a significant time in advance of the related charge-off. This is particularly the case for the loans secured on commercial properties included within the Other secured advances category. Legal proceedings to repossess, where necessary, and realize the value of the security are a complex and lengthy process. This means that although the likely losses have been identified and appropriate allowances made on a case-by-case basis, fewer cases have been determined precisely and charged off, net of recoveries, compared to other classes of lending.

Analysis of End of Year Allowances for Lending Losses
	2001	2000	1999	1998	1997

Specific	(in millions of £)

Advances secured on residential properties — U.K	46	50	64	91	85
Other secured advances — U.K	45	57	50	50	56
Unsecured personal lending — U.K	152	170	160	136	109
Advances secured on residential properties — Non-U.K	16	11	12	15	15
Other secured advances — Non-U.K	27	41	47	68	74
Unsecured personal lending — Non-U.K	4	4	3	2	1

Total specific allowances	290	333	336	362	340

General
Advances secured on residential properties — U.K	145	139	128	107	81
Other secured advances — U.K	18	15	18	18	6
Unsecured personal lending — U.K	35	31	38	67	20
Advances secured on residential properties — Non-U.K	5	3	3	2	3
Other secured advances — Non-U.K	4	5	5	5	7
Unsecured personal lending — Non-U.K	1	1	1	—	—

Total general allowances	208	194	193	199	117

Total allowances	498	527	529	561	457

Ratios
Allowances at the year end as a percentage of year-end loans and advances to customers
Advances secured on residential properties — U.K	0.31	0.30	0.30	0.32	0.27
Other secured advances — U.K	1.56	3.03	2.64	3.37	13.81
Unsecured personal lending — U.K	3.86	4.09	4.19	4.05	4.54
Advances secured on residential properties — Non-U.K	1.00	0.87	1.18	1.68	1.76
Other secured advances — Non-U.K Unsecured personal lending — Non-U.K	64.58	44.23	45.28	51.05	42.86
	4.72	4.39	3.89	2.17	1.69
Total loans and advances to customers	0.59	0.62	0.69	0.77	0.69
Amounts charged off (net of recoveries)(1)	0.37	0.35	0.43	0.26	0.28

Percent of loans in each category to total loans
Advances secured on residential properties — U.K	67.88	70.57	77.92	79.77	84.77
Purchase and resale agreements — U.K	4.71	7.57	0.09	0.96	0.97
Other secured advances — U.K	4.38	2.61	3.10	2.58	0.62
Corporate lending — U.K	9.81	6.10	4.63	1.79	1.45
Unsecured personal lending — U.K	5.41	5.40	5.78	6.41	3.95
Finance lease receivables — U.K	5.28	5.70	6.63	6.78	6.43

Advances secured on residential properties — Non-U.K	2.34	1.80	1.55	1.37	1.43
Other secured advances — Non-U.K	0.05	0.11	0.14	0.18	0.26
Unsecured lending — Non-U.K	0.12	0.12	0.13	0.12	0.08
Finance lease receivables — Non-U.K	0.02	0.02	0.03	0.04	0.04

(1) Amounts charged off (net of recoveries) ratio as a percentage of average loans and advances to customers excluding finance leases.

Movements in Allowances for Lending Losses
	2001	2000	1999	1998	1997

	(in millions of £)
Allowances at the beginning of the year	527	529	561	457	534
Acquisition of subsidiary undertakings	—	—	—	86	—

	527	529	561	543	534

Amounts charged off — net of recoveries
Advances secured on residential properties — U.K	(32)	(36)	(38)	(28)	(44)
Other secured advances — U.K	(41)	(29)	(46)	(38)	(53)
Unsecured personal lending — U.K	(211)	(201)	(224)	(108)	(75)

	(284)	(266)	(308)	(174)	(172)

Advances secured on residential properties — Non-U.K	(1)	(2)	(2)	(1)	(2)
Other secured advances — Non-U.K	(5)	(7)	(13)	(5)	(9)
Unsecured lending — Non-U.K	(1)	—	(1)	—	(3)

Total amounts charged off	(291)	(275)	(324)	(180)	(186)

Specific provisions charged against income
Advances secured on residential properties — U.K	27	24	12	33	1
Other secured advances — U.K	29	52	49	1	(2)
Unsecured personal lending — U.K	193	213	209	134	95

	249	289	270	168	94

Advances secured on residential properties — Non-U.K	6	1	—	2	1
Other secured advances — Non-U.K	(8)	—	1	2	3
Unsecured lending — Non-U.K	1	1	2	1	—

	(1)	2	3	5	4

Total specific provisions charged against income	248	291	273	173	98

General provisions charged against income	15	(18)	30	28	23
Exchange and other adjustments	(1)	—	(11)	(3)	(12)

Allowances at the end of the year	498	527	529	561	457

     Total allowances for lending losses, at £498 million, are £29 million lower than in 2000 (£527 million) due to a continued focus on credit quality across the businesses and further falls in arrears levels.

     Allowances on U.K. advances secured on residential properties have slightly increased as the benefit of a reduction in arrears and fall in properties in possession have been offset by asset growth and an increase in the level of general provision. The non-U.K. amounts have increased as a result of asset growth in France.

     Allowances on other U.K. secured advances have slightly decreased due to a reduction in the retail finance loan asset. Other non-U.K. secured allowances have continued to reduce since 1999 due to an increase in amounts charged off in France in respect of certain historic commercial lending and due to an overall reduction in the loan asset.

     Allowances on U.K. unsecured personal lending have decreased due to the disposal of the credit card risk portfolio and more effective risk and debt management on overdrafts. This has been partially offset by the continued growth in personal banking products and unsecured personal loans. Levels of non-U.K. allowances have remained constant.

Interest in Suspense
	2001	2000	1999	1998	1997

	(in millions of £)
Interest in suspense at the beginning of the year	100	114	150	181	197
Acquisition of subsidiary undertakings	—	—	—	1	—
Net interest suspended during the year	23	32	26	47	35

	123	146	176	229	232
Interest written off	(26)	(46)	(51)	(84)	(42)
Exchange and other adjustments	(1)	—	(11)	5	(9)

Interest in suspense at the end of the year	96	100	114	150	181

Potential Credit Risk Elements in Lendings
     U.S. banks typically stop accruing interest when loans become overdue by 90 days or more, or when recovery is doubtful. In accordance with the U.K. British Bankers’ Association Statement of Recommended Practice on Advances, Abbey National continues to charge interest for collection purposes, where appropriate, to accounts whose recovery is in doubt, but the interest is suspended as it accrues and is excluded from interest income in the profit and loss account. This suspension of interest continues until such time as its recovery is considered to be unlikely at which time the advance is written off. While such practice does not affect net income in comparison with the practice followed in the United States, it has the effect of increasing the reported level of potential credit risk elements in lendings. The amount of this difference as at December 31, 2001 was £96 million. Other than for the net interest suspended during the year, interest income in the income statement is the same as would have been credited if all loans had been current in accordance with their original terms. The amount of this difference for the year ended December 31, 2001 was £23 million.

     The following table presents the potential credit risk elements in Group lendings. Additional categories of disclosure are included, however, to record lendings where interest continues to be accrued and where either interest is being suspended or specific provisions have been made. Normal U.S. banking practice would be to place such lendings on non-accrual status. However, as at December 31, 2001, 2000 and 1999 there was a small amount of loan assets placed on non-accrual status within the Group, including amounts in France, where such treatment is viewed as more appropriate given the nature of the business and the particular circumstances of the loans. The amounts are stated before deductions of the value of security held and the specific allowances provided or interest suspended.

     The Group has no loans that constitute ‘‘troubled debt restructurings’’ as defined in Statement of Financial Accounting Standards, No. 15, ‘‘Accounting for Debtors and Creditors Troubled Debt Restructurings’’.

Group Non-Performing Lendings
	2001	2000	1999	1998	1997

	(in millions of £, except percentages)
Accruing lendings on which a proportion of interest has been suspended and/or on which specific allowance has been made:
U.K	717	777	789	985	707
Non-U.K	131	138	149	199	185

	848	915	938	1,184	892

Accruing lendings 90 days overdue on which no interest has been suspended and on which no specific allowance has been made:
U.K	779	871	1,100	1,334	1,214
Non-U.K	19	14	11	1	2

	798	885	1,111	1,335	1,216

Non-accruing lendings:
U.K	1	125	103	107	130
Non-U.K	27	35	42	63	78

	28	160	145	170	208

Total non-performing lendings:
U.K	1,497	1,773	1,992	2,426	2,051
Non-U.K	177	187	202	263	265

	1,674	1,960	2,194	2,689	2,316

Non-performing lendings as a percentage of loans and advances to customers excluding finance leases
	2.07%	2.60%	2.90%	3.69%	3.44%
Allowances as a percentage of total non-performing lendings	29.73%	26.87%	24.11%	20.86%	19.73%

     Overall, non-performing lendings as a percentage of loans and advances to customers excluding finance leases has reduced from 2.60% to 2.07% due to a continued improvement in arrears across all categories of advance due to a combination of favorable economic conditions and improved debt management procedures.

     Allowances as a percentage of total non-performing lendings have increased from 26.87% to 29.73%. The continued increase was principally due to the lower levels of arrears at the end of the year. Continued improvements in arrears led to a reduction in the total amount of specific allowances required from £333 million to £290 million. This has been partially offset by an increase in general allowances, which has increased to £208 million from £194 million in 2000. This reflects the lower levels of arrears and favorable economic environment offset by the continued asset growth in advances. As a result of the increase in general allowances, total allowances were not reduced in proportion to the reduction in non-performing lendings.

Potential problem lendings
     The large number of relatively homogeneous residential mortgage loans has enabled the Group to develop statistical techniques to estimate capital and interest losses with reasonable accuracy.

     These techniques are used to establish the amount of allowances for loan losses and interest suspensions. In addition, Abbey National’s policy of initiating prompt contact with customers in arrears, together with the nature of the security held, means that a significant proportion of non-performing loans will not result in a loss to the Group.

     The categories of non-performing lendings which are statistically most likely to result in losses are cases from 6 months to 12 months in arrears and 12 months or more in arrears. Losses on cases for which the property securing the loan has been taken into possession are evaluated on a case-by-case basis with the amounts expected to be lost on realization of the security being established with a high degree of certainty. The following table sets forth the values for each of these categories included in the non-performing lendings table above for each of the last five years.

	2001	2000	1999	1998	1997

	(in millions of £)
6 months to 12 months in arrears	114	341	466	578	512
12 months or more in arrears	111	192	297	348	293
Properties in possession	14	57	80	102	112

Country Risk Exposure
      The Group has minimal exposure to countries currently experiencing liquidity problems.

Cross Border Outstandings
     The operations of Abbey National involve significant operations in non-local currencies. These cross border outstandings are controlled through a well-developed system of country limits, which are frequently reviewed to avoid concentrations of transfer, economic or political risks.

     Cross border outstandings, which exclude finance provided within the Group, are based on the country of domicile of the borrower or guarantor of ultimate risk and comprise loans and advances to customers and banks, finance lease receivables, interest-bearing investments and other monetary assets denominated in currencies other than the borrower’s local currency, but exclude balances arising from off-balance sheet financial instruments.

     At December 31, 2001, the countries where cross border outstandings exceeded 1% of adjusted assets (as defined below) were Germany, the Netherlands and the United States and consisted substantially of balances with banks and other financial institutions, governments and official institutions and commercial, industrial and other private sector entities. In this context, adjusted assets are total assets, as presented in the consolidated balance sheet, excluding long-term insurance fund assets and balances arising from off-balance sheet financial instruments. On this basis, adjusted assets amounted to £182.1 billion as at December 31, 2001 compared to £183.6 billion as at December 31, 2000 and £161.8 billion as at December 31, 1999.

Cross Border Outstandings Exceeding 1% of Adjusted Assets
	As % of adjusted assets	Total	Banks and other financial institutions	Governments and official institutions	Commercial, industrial and other private sector

		(in millions of £, except percentages)
At December 31, 2001:
Germany	3.28	5,976	5,573	—	403
Netherlands	1.49	2,721	1,531	30	1,160
United States	1.83	3,327	1,138	27	2,162
At December 31, 2000:
United States	1.23	2,254	421	141	1,692
At December 31, 1999:
United States	1.26	2,046	1,127	39	880

Cross Border Outstandings Between 0.75% and 1% of Adjusted Assets

     As at December 31, 2001, the Group had aggregate cross border outstandings with Canada of 0.82% and France of 0.96% of adjusted assets with aggregate outstandings of £1,491 million and £1,754 million, respectively.

     As at December 31, 2000, the Group had aggregate cross border outstandings with Hong Kong of 0.90% of adjusted assets with aggregate outstandings of £1,661 million. As at December 31, 1999, the Group had aggregate cross border outstandings with Germany of 0.84%, Japan of 0.84% and Hong Kong of 0.76% of adjusted assets with aggregate outstandings of £1,359 million, £1,366 million and £1,226 million respectively.

RISK MANAGEMENT

     Abbey National’s risk management focuses on the major areas of credit risk, market risk, liquidity risk, insurance risk, residual value risk and operational risk.

     Abbey National has a well developed structure for managing risk, which consists of a comprehensive set of committees. The principal committee is the Group Risk Committee (‘‘GRC’’), which is charged with the responsibility of monitoring and controlling the level of Group balance sheet risk. Below this lies Group Market Risk Committee (‘‘GMRC’’), which monitors and reviews market risk exposures and approves market risk policies and standards, and the Group Credit Committee (‘‘GCC’’) which monitors and reviews credit risk exposures and approves Group credit policies. There are further risk committees in each major business area which report into the Group committees. Specialist risk managers within each business area have responsibility for the management and control of the risks generated within that business. Risk control responsibilities are undertaken independently of the business, reporting to the Group Risk Director. A Group Risk function ensures that policies and mandates are established for the Group as a whole, monitors and reports exposures to the Board, and sets standards for risk management.

Management Structure

     The following chart shows the interrelationship of those of the Group’s boards and committees that deal with risk management.

(1)	Approves and authorizes overall Group market risk and credit policies.
(2)	Monitors and controls the level of financial risk of the Group.
(3)	Monitors and reviews credit exposure and recommends Group credit policies to the GRC for approval.
(4)	Monitors and reviews market risk exposure and approves market risk policies and standards.
(5)	Ensures the Group has an appropriate framework in place to manage operational risks by overseeing and approving operational risk standards and policy and by encouraging a best practice approach.
(6)	Approve credit transactions within mandates authorized by GCC and business area boards. Business area credit risk committees include Retail Credit Committee, ANTS Board Credit Committee, Treasury Credit Committee and credit committees of other business areas generating material credit risks.
(7)	Business area risk committees such as ANTS Risk Committee and First National Risk Policy and Pricing Committee together with business area boards also monitor exposures, and approve transactions associated with other risks such as liquidity risk and residual value risk.
(8)	Authorize dealer mandates and monitors market risk exposures against limits agreed by GMRC and business area boards. Business area market risk committees include Retail Pricing & Risk Committee, ANTS’ Risk Committee and market risk committees of other business areas generating material market risks.

Credit Risk

     Credit risk is the risk that counterparties will not meet their financial obligations, which may result in Abbey National losing the principal amount lent, the interest accrued and any unrealized gains (less any security held). Credit risk occurs mainly in the Group’s loan and investment assets, and in derivative contracts.

     Managing Credit Risk in Retail Banking

     Secured Lending. Abbey National lends on many types of property but only after a credit risk assessment of the borrower and an assessment of the property is undertaken. The systems used to manage and monitor the quality of the mortgage asset are under continual review within the Group.

     The majority of residential lending is subject to national lending policy and national lending authority levels which are used to structure lending decisions to the same high standard across the retail network, a process further improved by the addition of mortgage credit scoring. Details concerning the prospective borrower and the mortgage are subject to a criteria-based decision making process including credit references, loan-to-value (LTV) ratio, status and loan size information and mortgage credit scoring.

     The majority of loans provided by Abbey National are secured on U.K. properties. All properties must be permanent in construction; mobile homes, riverboats and commercial property are not generally acceptable. Abbey National can provide a mortgage for the purchase of properties outside the U.K., where the property is a second home and the loan is secured on the main property located in the U.K., or where Abbey National operates a European branch or subsidiary. Abbey National introduced a euro mortgage in 1999 where the loan and repayments are denominated in euros, although the property used as security may be in the U.K.

     Prior to granting any first mortgage loan on a property, Abbey National has the property valued by an approved and qualified surveyor who is often an Abbey National employee. The valuation is based on set Abbey National guidelines. In the case of a further advance below 75% loan-to-value (‘‘LTV’’) the original property value is subject to indexation and no further survey is carried out.

     The basic advance value is 75% of the lower of the valuation or the purchase price of the property. The maximum LTV ratio is usually no more than 95% where the maximum loan is £250,000. In common with experience throughout the U.K. mortgage market, Abbey National has a considerable number of customers who wish to provide the minimum deposit. As a result, a substantial portion of new lending has an LTV ratio above 90%. Abbey National typically charges a fee to customers where the LTV ratio is 90% or higher.

     Mortgage Indemnity Guarantee Insurance (‘‘MIG’’) and High LTV Fee. MIG insurance is an agreement between a lender and an insurance company to underwrite the amount of every mortgage advance which exceeds the lender’s basic advance LTV ratio.

The MIG insurance arrangements, up to December 31, 2001 for Abbey National are as follows:

•	For loans originated prior to 1993, the credit risk on the amount of every mortgage advance which exceeded an LTV ratio of 75% at the time originated is fully insured with third party insurance companies. The expected insurance recovery is taken into account in calculating the allowance for lending losses.

•	For loans originated between 1993 and 2001, Abbey National has obtained significantly all of its MIG insurance from its insurance subsidiary Carfax Insurance Limited (‘‘Carfax’’). It is Carfax’s policy to reinsure a portion of the credit risk where commercially appropriate. Such reinsurance covers a layer of risk above a level of losses which Carfax believes it can prudently bear itself. At Group level, the only external insurance purchased is the reinsurance purchased by Carfax; accordingly the Group allowance for lending losses includes an allowance for losses insured by Carfax. In the Group accounts fees charged to the customer to compensate for the additional risk of mortgage advances are deferred and taken to ‘‘Other operating income’’ in the profit and loss account over the average anticipated life of the loan.

     As from January 1, 2002, Abbey National has ceased purchasing MIG insurance from Carfax for the Retail bank mortgage book. Existing cover remains in force. Fees continue to be charged to customers which are credited to the profit and loss account over the anticipated life of the loans. MIG insurance contracts between Carfax and the rest of the Group are accounted for as intra-Group transactions and are eliminated on consolidation. The Group allowance for lending losses will not be affected by this change, therefore, and will continue to reflect the anticipated losses on impaired loans to the Abbey National Group.

     Mortgage Arrears and Repossessions. When a mortgage falls into arrears action is taken to prevent wherever possible the account deteriorating further. The debt management strategy is based around telephone contact undertaken by professional advisers which help the customer to resolve any difficulties and agree arrears repayment arrangements.

     If the agreed repayment arrangement is not maintained, legal proceedings may be taken which may result in the property being taken into possession. Abbey National sells the repossessed property at market price and uses the sale proceeds less costs to pay off the outstanding value of the loan previously secured on the property. The number of repossessed properties held by Abbey National varies according to the number of new possessions and the buoyancy of the housing market.

     Abbey National’s stock of repossessed properties in the U.K. Retail Banking segment decreased from 1,378 properties at December 31, 2000 to 819 at December 31, 2001.

     The following table sets forth information on U.K. residential mortgage arrears and properties in possession as at December 31, 2001, 2000 and 1999 for Abbey National compared to the industry average as provided by the Council of Mortgage lenders (‘‘CML’’).

	Abbey National	CML

	(percentage of total mortgage loans by number)
6 months to 12 months in arrears
December 31, 1999	0.69	0.52
December 31, 2000	0.51	0.43
December 31, 2001	0.44	0.38
12 months or more in arrears
December 31, 1999	0.31	0.27
December 31, 2000	0.17	0.19
December 31, 2001	0.14	0.17
Properties in possession
December 31, 1999	0.12	0.10
December 31, 2000	0.10	0.07
December 31, 2001	0.06	0.05

     Abbey National figures shown above exclude the activities of First National Group (part of the Business to Business segment). The activities of First National Group account for 2% of the Group’s total U.K. residential mortgage assets.

     Bank Account and Unsecured Personal Lending. Abbey National uses many systems and processes to manage the risks involved in providing unsecured personal loans and overdraft lending or facility granting on bank accounts. These include regular monitoring of the quality of the unsecured lending portfolio and associated scorecards and the use of credit scoring and behavioral scoring systems to assist in the granting of credit facilities on these products.

     Behavioral scoring examines all the relationships that a customer has with Abbey National and how the customer uses their bank account or credit card. This information generates a score which is used to assist in deciding the level of risk (in terms of overdraft facility amount, card facilities granted and preferred unsecured personal loan value), that the Group wishes to be exposed to for each customer. Individual customer scores are normally updated on a monthly basis.

     Abbey National has successfully extended the use of behavioral scoring into other areas of the business, including the refinement of debt management strategies, bank account transaction processing and the upgrade strategy for Instant Plus customers to full banking facilities.

     Managing Credit Risk in the Business to Business segment

     First National Group carries the material credit risks within this segment. Since acquisition in 1995, when First National Bank was brought into the Abbey National Group risk control framework, greater emphasis has been placed on the assessment and monitoring of risk. In December 1998, First National made a number of acquisitions which have been integrated by accommodating all activities into four distinct divisions: motor, retail, consumer and business.

     First National Group activities are generally more risky than those of a residential mortgage lender. This, together with the relative diversity of a finance house’s business, requires a system of risk control which is sensitive and close to the business generation, e.g. to monitor intermediaries’ credit quality.

     The risk management framework reflects this divisional structure and the nature of the advances provided, which are predominantly introduced to the Group by third parties.

     The motor finance division provides funds via motor dealers acting as introducers to individuals and businesses. A large majority of such arrangements are secured on the vehicle involved. In the course of these operations, advances are also provided to participating dealers. Credit risk management policies are in place which mirror the varying forms of financial products provided by the business, including the use of credit scoring.

     The retail division provides unsecured point of sale finance facilities to customers of participating retailers. Various processes are utilized to assess the credit risk associated with such transactions, including credit scoring. In addition, contingent exposure to the retailer arises which is managed via an assortment of methods appropriate to the quality of the retailer and the nature of the exposure.

     The consumer division provides secured and unsecured finance arrangements to personal customers. Credit policies pertinent to the product and delivery channel are in place, which include the use of credit scoring.

     The business finance division provides a varied range of products to assist with the finance requirements of businesses including leasing, lease purchase, contract hire, invoice finance, property finance, secured and unsecured loans. Risk management policies are aligned to the new business generation activities of the division and the inherent risks of the specific product set.

     The divisional risk management units report to a centralized risk function to maintain objectivity, adoption of best practice and appropriate overall control. First National Group has a mandate set by GRC to operate within agreed policies and limits. These are subject to monitoring by GCC.

     Managing Credit Risk in Wholesale Banking

     With respect to asset quality in Wholesale Banking, a set of credit mandates and policies has been established by GRC which is designed to ensure that a majority of credit exposures are rated AA- or better (or equivalent) by one or more rating organizations. All transactions falling within these mandates and policies are scrutinized by the appropriate treasury credit committee. Specific approval is required for all transactions which fall outside these mandates. Abbey National Financial Products (ANFP) operates within Wholesale Banking’s overall mandates. The controls over, and risk assumed by, ANFP are closely monitored and tight risk control limits are consistently applied. Analyses of credit exposures and credit risk trends are provided in summary for the ANTS Board each month, and more detailed reports are provided to GCC on a regular basis. Large exposures (as defined by the FSA) are reported monthly internally and quarterly to GRC and the FSA.

     Credit risk on derivative instruments is assessed by using scenario analysis to determine the potential future mark-to-market exposure of the instruments at a 95% statistical confidence level and adding this value to the current mark-to-market value. The resulting ‘‘loan equivalent’’ credit risk is then included against credit limits along with other non-derivative exposures.

     In addition, a policy framework to enable the collateralization of certain derivative instruments (in particular swaps) has been approved by GCC. If collateral is deemed necessary to reduce credit risk, then the amount and nature of the collateral to be obtained is based upon management’s credit evaluation of the customer.

Market Risk

     Market risk is the risk of financial loss arising from adverse price movements associated with the interest rate, foreign exchange and equity markets. The most significant sources of market risk in three areas: in Wholesale Banking as a result of investment, funding, trading and derivatives activities; in Retail Banking primarily from the provision of fixed rate and structured mortgage and savings products; and from the management of long-term structural positions in the Group balance sheet. The Group hedges substantially all of its foreign exchange risk.

     Within the life insurance businesses, market risk arises on funds managed for the benefit of the customer as well as on specific shareholder funds, with all exposures borne by the shareholder consolidated with other Group market risk exposures: such market risk arises within the Retail Banking and Business to Business segments.

     Abbey National recognizes that market risk is an inevitable result of being an active participant in financial markets. The Group manages its market risk exposure by limiting the adverse impact of market movements on profitability while seeking to enhance earnings within clearly defined parameters. Abbey National ensures that business areas have sufficient expertise to manage the risks associated with their operations, and to devolve the responsibility for risk taking and risk control within the framework prescribed by the Abbey National Group Market Risk Policy. GMRC has been established to ensure that the Group has an appropriate framework in place to manage market risks, by reviewing and approving high level policies and related controls, encouraging a best practice approach. Business area policies, limits and mandates are established within the context of the Group policy and monitored by business area market risk committees with Group Risk monitoring the consolidated short-term market risks daily and GMRC, GRC and the Board reviewing the consolidated position at least monthly.

     Senior management have recognized the different characteristics of market risk exposures across the Group, and that different risk measures are required to best reflect the risks faced in different types of business activities. In measuring exposure to market risk, the Group uses a sensitivity analysis approach, covering both value and earnings as appropriate, as a central common tool within their risk management process. The market risk disclosures shown below are calculated using a sensitivity analysis.

     Other approaches such as value at risk (using a historical simulation approach) are used as appropriate to individual business areas, most notably within Wholesale Banking and at both Group and business area levels such analysis is complemented by stress testing. In order to achieve consistency in measurement across business areas, GMRC, at the request of the Board, has approved a series of market risk measurement standards to which business areas are required to adhere.

     Senior management receive regular consolidated market risk reports covering the range of risks generated by the Group, and are considered to fall into two broad categories:

     Short-term market risk covers activities where exposed positions are subject to frequent change and where positions could be closed out over a short time horizon. Much of the exposure is generated by the Wholesale Banking activities, and includes both trading and non-trading portfolios. The risk sensitivity is calculated by applying the statistically determined potential adverse movements in market risk factors that can be expected within a 95% level of confidence as a result of one-day market movements.

     Structural market risk includes exposures which arise as a result of the structure of portfolios of assets and liabilities, or where the liquidity of the market is such that the exposure could not be closed out over a short time horizon. The risk exposure is generated by features inherent in either a product or portfolio structure which are normally present over the life of the portfolio or product. Such exposures can take a number of different forms. Included in structural market risk are the exposures arising out of the uncertainty of business volumes from the launch of fixed rate and structured retail products. Such exposures are a requirement of the decision to undertake specific business activities, and where it is possible to manage positions arising, this can only be achieved over a longer time horizon. Although most long-term balance sheet positions are hedged, the Group remains exposed to variances in customer behavior (often caused by market rate movements) impacting new business take-up and early redemption and causing unfavorable mismatches to arise. The risk sensitivity is calculated by applying the statistically determined potential adverse movements in market risk factors that can be expected within a 95% level of confidence as a result of market movements over a time horizon reflecting the reasonable management horizon of the portfolio (commonly up to three months).

     The following table shows the sensitivity based consolidated exposures for the major risk classes run by all Group companies as at December 31, 2001, together with the highest, lowest and average exposures for the year. Exposures within each risk class reflect a range of exposures associated with movements in that financial market, for example, interest rate risks include the impact of absolute rate movements, movements between interest rate bases and movements in implied volatility on interest rate options. It should be noted that due to the range of possible modeling techniques and assumptions and their statistical nature, these measures are not precise indicators of expected future losses but are estimates of the potential change in the value of the portfolio over a specified time horizon and within a given confidence interval.

     From time to time, losses may exceed the amounts stated where the movements in market rates fall outside the statistical confidence interval used in the calculation of the sensitivity analysis. The 95% confidence interval means that the theoretical loss at a risk factor level is likely to be exceeded one period in twenty. The Group addresses this risk by monitoring stress testing measures across the different business areas.

     The actual, average, highest and lowest exposures shown below are all calculated to a 95% level of confidence and are based upon one day market movements for short term market risks, and market movements of between one day and three months (as appropriate to the management of the portfolio) for structural market risk positions.

			Exposure for the year ended December 31

	Exposure as at December 31		Average Exposure		Highest Exposure		Lowest Exposure

	2001	2000	2001	2000	2001	2000	2001	2000

			(in millions of £)
Group Trading Instruments
Short Term Market Risk
Interest Rate Risks	11.0	9.5	10.2	10.8	11.9	14.3	7.0	6.3
Equity Risks	0.9	0.5	1.2	0.4	2.3	1.0	0.3	—
Spread Risks	4.7	2.7	4.2	2.2	4.9	2.8	3.0	2.0
Other Risks[1]	0.3	0.2	0.4	0.4	0.8	1.5	0.1	0.1
Structural Market Risk
Interest Rate Risks	0.8	2.8	1.3	2.0	2.3	3.4	0.3	0.7
Equity Risks	6.4	9.4	8.0	8.6	11.8	11.0	6.4	5.9

The above sensitivity exposures should not be aggregated, as no account has been taken of the correlation between risk classes.
(1)	Other risks include foreign exchange risk and inflation risk. These risks are not significant, and are therefore not separately disclosed.

     These numbers represent the potential change in market values of such instruments. Trading instruments are recorded at market value, and therefore these numbers represent the potential effect on earnings. Trading instruments are held only in Wholesale Banking.

     A hypothetical movement of 10% in the relevant market prices or rates as at December 31, 2001 would lead to an effect on reported earnings for the trading instruments in respect of short term risk of £18.6 million, £1.4 million, £3.7 million and £1.4 million (2000: £7.7 million, £1.6 million, £4.4 million, and £1.2 million) for interest rate risks, equity risks, spread risks and other risks, respectively. For structural market risk, the effect on earnings would be £0.7 million and £2.9 million (2000: £3.9 million and £3.7 million) for interest rate risk and equity risk, respectively. A hypothetical movement of 5% in the relevant market prices or rates as at December 31, 2001 would lead to an effect on reported earnings for the trading instruments in respect of short term risk of £9.3 million, £0.5 million, £1.9 million and £0.7 million (2000: £3.8 million, £0.8 million, £2.2 million, and £0.6 million) for interest rate risks, equity risks, spread risks and other risks, respectively. For structural market risk, the effect on earnings would be £0.4 million and £1.4 million (2000: £1.9 million and £1.9 million) for interest rate risk and equity risk, respectively.

     In addition, a sensitivity analysis of exposures on non-trading financial instruments calculated according to the above methodology is shown below. These numbers represent the potential change in theoretical market values of such instruments, and do not represent the potential effects on the earnings for a given time period. Separate earnings at risk measures are used to supplement these analyses for appropriate portfolios. Non-trading instruments are held for collection in the form of cash over time, and are accounted for at amortized cost, with earnings accrued over the relevant life of the instruments. The Group’s risk measures, however, focus on potential risks over the life of the non-trading instruments wherever appropriate, and are therefore based on valuation measures, using estimated discounted cash flow measures where reliable market values are not available.

			Exposure for the year ended December 31

	Exposure as at December 31		Average Exposure		Highest Exposure		Lowest Exposure

	2001	2000	2001	2000	2001	2000	2001	2000

	(in millions of £)
Group Non-Trading Instruments
Short Term Market Risk
Interest Rate Risks	2.5	2.3	2.0	2.3	3.2	4.3	1.1	1.1
Equity Risks	—	0.3	0.1	0.2	0.3	0.4	—	0.2
Spread Risk	2.4	0.8	1.7	0.8	2.7	0.9	0.7	0.7
Structural Market Risk
Interest Rate Risks	76.1	59.3	72.6	60.3	83.9	65.8	60.4	44.8
Equity Risks	0.9	0.7	5.6	2.9	15.9	6.0	0.8	0.7
Foreign Exchange Risks	1.7	3.3	2.8	2.4	4.2	3.8	1.7	0.9

The above sensitivity exposures should not be aggregated, as no account has been taken of the correlation between risk classes.

     During 2001, no major changes have been implemented to the methodology used for consolidated reporting.

     Managing Market Risk in Retail Banking. Abbey National is able to mitigate the impact of interest rate movements on net interest income in Retail Banking by re-pricing separately the administered variable rate mortgages and variable rate retail deposits, subject to competitive pressures. However, to the extent that variable rate assets and liabilities are not precisely matched, the Retail Banking balance sheet is exposed to changes in the relationship between administered rates and market rates.

     In addition to administered variable rate products, Abbey National has also a significant volume of fixed rate and structured mortgage and savings products. Abbey National has a policy of fully hedging its fixed rate and structured product exposures. Where on-balance sheet mismatches occur between fixed rate mortgage and savings products or where structured products are held, hedging activity is carried out using derivative financial instruments, transacted with ANFP, and the related market risks of such contracts are managed within the Wholesale Banking Market Risk Mandate (as defined below). However, during the period of product launches it is not possible to hedge actual volumes exactly and limits on the maximum exposure are maintained during that period. The business also remains exposed to variances from the expected redemption level of fixed rate and structured products by customers in advance of the contractual maturity, with measures and limits in place to control the exposure. The exposures below also incorporate those associated with Abbey National Life borne by the shareholder.

     The following table shows the sensitivity based exposures for Retail Banking as at December 31, 2001 together with the highest, lowest and average exposures for the year. They are all calculated to a 95% level of confidence and are based upon one day market movements for short term market risks, and market movements of between one month and three months (as appropriate to the management of the portfolio) for structural market risk positions.

			Exposure for the year ended December 31

	Exposure as at December 31		Average Exposure		Highest Exposure		Lowest Exposure

	2001	2000	2001	2000	2001	2000	2001	2000

	(in millions of £)
Retail Banking Non-Trading Instruments
Short Term Market Risk
Interest Rate Risks	0.6	0.8	0.4	0.3	1.4	1.0	—	—
Equity Risks	—	0.2	0.1	0.2	0.2	0.2	—	0.1
Structural Market Risk
Interest Rate Risks	14.0	10.5	16.4	15.4	27.3	21.7	11.4	10.5
Equity Risks	0.8	0.7	2.0	1.5	3.3	4.7	0.8	0.7

     Managing Market Risk in Wholesale Banking. As described under ‘‘Selected Statistical Information-Securities’’ above, Wholesale Banking organizes its investment activities by means of matched currency investment books in a number of currencies. The matching process is achieved either by (i) raising funding directly in the currency of assets or (ii) hedging assets or liabilities mainly through the use of cross-currency swaps.

     The Wholesale Banking Market Risk Mandate, approved by both ANTS Board and GMRC, specifies the maximum level of market risk that may be taken. This is subject to an annual review. The level of risk is monitored against the Wholesale Banking Market Risk Mandate and reported daily to the ANTS executive directors. ANTS consistently operates within the approved limits. Risk exposures are calculated on individual portfolios with limits placed on the overall level of risk in each portfolio, or limits placed on the individual risk types within the portfolio. Additionally, for trading books, correlations between risk types across portfolios are also taken into account. Typically a combination of value at risk and stress testing measures are used.

     The following table sets forth the sensitivity based exposures at 95%, confidence levels for the non-trading portfolios within Wholesale Banking as at December 31, 2001 and 2000, together with the highest, lowest and average exposures for those years. The exposures for trading portfolios within Wholesale Banking are identical to those shown above for trading instruments for the whole Group, as such instruments are only held in Wholesale Banking. The measures are based upon one day market movements for short-term market risks, and market movements of between one day and three months (as appropriate to the management of the portfolio) for structural market risk positions. These numbers are taken from the Group consolidated market risk measurement, and do not take account of correlation between risk factors, or between trading and non-trading portfolios.

			Exposure for the year ended December 31

	Exposure as at December 31		Average Exposure		Highest Exposure		Lowest Exposure

	2001	2000	2001	2000	2001	2000	2001	2000

	(in millions of £)
Wholesale Banking Non-Trading
Instruments
Short Term Market Risk
Interest Rate Risks	1.7	1.4	1.3	1.7	2.1	3.4	0.7	0.7
Spread Risk	2.4	0.8	1.7	0.8	2.7	0.9	0.7	0.7
Structural Market Risk
Interest Rate Risk	2.7	—	1.5	—	2.7	—	—	—
Foreign Exchange Risk	0.6	2.4	1.7	1.6	3.1	3.0	0.6	0.3

     Managing Market Risk In Other Divisions. Other divisions also generate market risk exposures, predominantly interest rate risk, in the course of their normal business activities. The most significant areas are as follows:

•	fixed rate and structured lending within the Business to Business segment;
•	exposures borne by the shareholder from the launch of retail investment products and the management of unit linked business within the Business to Business segment; and
•	the management of long term structural positions within the Group balance sheet.

     These risks are controlled in accordance with policies approved by business area boards and reported to GMRC.

     The following table sets forth the sensitivity based exposures for the major risk classes run by these businesses as at December 31, 2001 and 2000, together with the highest, lowest and average exposures for those years. They are all calculated to a 95% level of confidence and are based upon one day market movements for short-term market risks, and market movements of between one week and three months (as appropriate to the management of the portfolio) for structural market risk position.

			Exposure for the year ended December 31

	Exposure as at December 31		Average Exposure		Highest Exposure		Lowest Exposure

	2001	2000	2001	2000	2001	2000	2001	2000

	(in millions of £)
Other Divisions Non-trading Instruments
Short Term Market Risk
Interest Rate Risks	0.2	0.2	0.2	0.2	0.5	0.9	0.1	0.1
Equity Risks	—	—	—	—	0.1	0.2	—	—
Structural Market Risk
Interest Rate Risks	59.4	48.8	54.7	44.9	63.1	53.5	48.8	23.2
Equity Risks	—	—	3.6	1.3	12.9	3.1	—	—
Foreign Exchange Risks	1.1	0.9	1.1	0.8	1.2	0.9	0.9	0.6

 Liquidity Risk
    Liquidity risk arises across the Group balance sheet. Liquidity is managed on behalf of the banking subsidiaries of the Group by the Wholesale Banking division, within a Group liquidity policy framework laid down by the Board and monitored by GRC. This framework, together with the Group Wholesale Banking Liquidity Policy, is reviewed annually to ensure compliance with the FSA’s ‘‘Sterling Stock Liquidity’’ requirements and the ‘‘Sound Principles for Managing Liquidity in Banking Organizations’’ issued by the Basel Committee. Abbey National views the essential elements of liquidity management as controlling potential cash outflows, maintaining prudent levels of highly liquid assets and ensuring that access to funding is available from a diversity of sources. These elements are underpinned by a comprehensive management and monitoring process. Wholesale Banking management focuses on cash flow planning and day-to-day cash flow control, and on balancing the maturity profiles of Wholesale Banking’s liquid assets and wholesale funding to ensure Group funding and liquidity ratios are adequate. Abbey National’s liquidity position is reported to the FSA on a monthly basis.

     As Abbey National has become a more diverse organization, both geographically and from a management perspective, additional liquidity policies also exist for geographically diverse parts of Wholesale Banking, whether branches or subsidiaries, and for other organizational parts of the Abbey National Group which either require or provide funding. Service Level Agreements exist between Wholesale Banking and any subsidiaries or branches that require or provide funding to Wholesale Banking, covering information requirements such that liquidity management can be exercised optimally across the Group.

Residual value risk
     Residual value risk occurs when there is a possibility that the value of a physical asset at the end of certain contracts (e.g. operating leases) may be worth less than that required to achieve the anticipated return from the transaction. Residual value risk arises primarily within First National Group and Wholesale Banking.

     Within First National, exposure arises within portfolios of contract hire and contract purchase agreements relating to motor vehicles. The balance sheet value of such agreements as at December 31, 2001 amounted to £334 million. Revaluations are undertaken every quarter and any reductions in assumed values are treated in accordance with generally accepted accounting practice.

     Within Wholesale Banking, exposure increased during the year upon the acquisition of International Equipment Management BV (IEM) from ING. IEM’s principal activity involves the provision of operating leases for aircraft. Total exposure within Wholesale Banking at December 31, 2001 amounted to £2,442 million, of which £1,453 million related to train rolling stock, £305 million to aircraft and £684 million to other smaller portfolios. Periodic revaluations are undertaken and any reductions in assumed values are treated in accordance with generally accepted accounting practice.

     Tools such as residual value insurance products, repurchase agreements and appropriate return conditions are employed by the Group to mitigate the associated risks. Group mandates, risk management standards and reporting requirements are agreed by GRC.

Insurance Risk
     Insurance risk arises when a payment is taken that offers financial protection against specified contingencies, such as life expectancy, sickness, loss or damage. As a Group, Abbey National is only exposed to the contingencies of life expectancy and sickness, or mortality and morbidity. The exposure to insurance risk arises in our life insurance companies, Abbey National Life, Scottish Mutual, Scottish Mutual International, Scottish Provident and Scottish Provident International.

     The risk is managed by the relevant Appointed Actuary who has responsibility for the pricing and reserving for the risk. There are two Appointed Actuaries, one covering U.K. businesses and one covering International businesses. The Appointed Actuary (U.K.) chairs the Insurance Risk Committee which consists of a team of insurance experts who aid the Appointed Actuary in his role. An insurance risk policy provides the control framework within which insurance risk is managed. This policy is reviewed annually and approved by GRC.

     The essential elements of insurance risk management which cover assessment as well as mitigation of the risk include underwriting (from the policy proposal document through to assessment of individual claims), pricing (taken into account the level of underwriting, market experience, external studies and reassurance data), reinsurance (for assistance in pricing of some risks and for spreading of risks) and reserving (holding sufficient funds to meet expected claims).

Impact of Repricing Risks on the Group
     The interest rate repricing gap information is shown in note 49 to the Consolidated Financial Statements.

Hedging Activity
     A significant part of Abbey National’s exposures are hedged internally by offset against other categories of exposure in the balance sheet, or by using derivatives as part of an integrated approach to risk management. For further details on the use of derivatives, see ‘Derivatives’, note 50.

Operational Risk Management
     Operational risk is the risk of direct or indirect loss to Abbey National resulting from inadequate or failed internal processes and systems or from the actions of people, or from external events. It is inherent throughout the Group and is managed and controlled at business unit level.

     Operational risk is monitored throughout the Group, with oversight by the Operational Risk Committee, which considers regular Group operational risk reports. In addition there is semi-annual reporting to the Board. Operational Risk Committee approves Group operational risk policy, framework and standards.

     The Group also maintains contingency arrangements, to ensure that it can continue to function in the event of an unforeseen interruption. The management of environmental risk is supported by the Operational Risk Environmental Working Group, which is tasked with monitoring and improving Abbey National’s environmental performance. Insurance cover is arranged to mitigate potential losses associated with certain operational events.

DERIVATIVES

     Derivative financial instruments (‘‘derivatives’’) are contracts or agreements whose value is derived from one or more underlying indices or asset values inherent in the contract or agreement. They include interest rate, cross-currency and equity related swaps, forward rate agreements, futures, caps, floors, options and swaptions. Derivatives are used for trading and non-trading purposes.

     Trading book activity is the buying and selling of financial instruments in order to take advantage of short term changes in market prices or for market making purposes in order to facilitate customer requirements. Trading derivatives are carried at fair values in the balance sheet within Other assets and Other liabilities, with all gains and losses taken directly to the profit and loss account and reported within Dealing profits.

     Derivatives classified as non-trading are those entered into for the purpose of matching or eliminating risk from potential movements in foreign exchange rates, interest rates, and equity prices inherent in the Group’s non-trading assets, liabilities and positions. Non-trading assets, liabilities and positions are those intended for use on a continuing basis in the activities of the Group. Non-trading derivatives are measured on an accruals basis, equivalent to that used for the asset, liability or position being hedged.

     As described under ‘‘Risk Management – Management Structure’’ above, Abbey National has a formal structure for managing risk, comprising limits, reporting lines, mandates and other control procedures. This structure is reviewed regularly by the Board.

     In order to manage the market risks arising within the Group, authorized personnel within each subsidiary are able to use specified derivative instruments within mandated limits. The GCC regularly monitors and reviews credit exposures arising in subsidiary companies, and approves all Group credit policies. Substantially all of the Group’s derivatives activity is contracted with financial institutions. All exchange-traded instruments are subject to cash requirements under the standard margin arrangements applied by the individual exchanges. Other derivatives, where not specifically collateralized, are not subject to such cash requirements.

Risk Management of Derivatives
     The control of market risk is usually applied to portfolios in total rather than to the derivatives elements of portfolios in isolation. The use of derivatives is controlled by specific policies and mandates, approved by business area risk committees and GMRC. These mandates control the purpose of the portfolio, the instruments which can be included and the maximum amount of exposure which can be taken. For the accounting policy on derivatives, see ‘‘Accounting Policies – Derivatives’’ included elsewhere in this Annual Report.

Non-Trading Derivatives
     The main non-trading derivatives are interest rate and cross-currency swaps which are used to hedge the Group’s exposures to interest rates and exchange rates inherent in non-trading assets, liabilities and positions, including fixed-rate lending and structured savings products within the Retail Banking, Business to Business and Business to Consumer segments, and medium-term note issues, capital issues and fixed-rate asset purchases within Wholesale Banking.

Sources of Risk
     The following table sets forth certain activities undertaken by the Group, the related risks associated with such activities and provides details of the types of derivatives used in managing such risks. Such risks may also be managed using on-balance sheet instruments as part of an integrated approach to risk management.

Activity	Risk	Type of Hedge

Management of the return on variable rate assets financed by shareholders’ funds and net non- interest bearing liabilities.	Reduced profitability due to falls in interest rates.	Receive fixed interest rate swaps. Purchase interest rate floors.

Fixed rate lending.	Sensitivity to increases in interest rates.	Pay fixed interest rate swaps. Purchase interest rate caps.

Fixed rate retail and wholesale funding.	Sensitivity to falls in interest rates.	Receive fixed interest rate swaps.

Equity-linked retail funding.	Sensitivity to increases in market indices.	Receive equity swaps.

Management of other net interest income on retail activities.	Sensitivity of returns to changes in interest rates.	Interest rate swaps and caps/floors according to the type of risk identified.

Fixed rate asset investments.	Sensitivity to increases in interest rates.	Pay fixed interest rate swaps.

Investment in foreign currency assets.	Sensitivity to strengthening of sterling against other currencies.	Cross-currency and foreign exchange swaps. Foreign currency funding.

Profits earned in foreign currencies.	Sensitivity to strengthening of sterling against other currencies.	Forward foreign exchange contracts.

Investment in, and issuance of, products with embedded option features.	Sensitivity to changes in underlying rate and rate volatility causing option exercise.	Interest rate swaps plus caps/floors, and other matched options.

Investment in, and issuance of, bonds with put/call features.	Sensitivity to changes in rates causing option exercise.	Interest rate swaps combined with swaptions(1).

Firm commitments (e.g. asset purchases, issues arranged)	Sensitivity to changes in rates between arranging a transaction and completion.	Hedges are arranged at the time of commitments if there is exposure to rate movements.

(1) A swaption is an option on a swap which gives the holder the right, but not the obligation, to buy or sell a swap.

     Exchange-traded futures may be used as hedges in any of the above activities in lieu of interest rate swaps.

     Derivative products which are combinations of more basic derivatives (such as swaps with embedded option features), or which have leverage features, may be used in circumstances where the underlying position being hedged contains the same risk features, for example medium-term note issues based on equity indices or a multiple of an underlying floating market rate. In such cases the derivative used will be structured to match the risks of the underlying asset or liability. Exposure to market risk on such contracts is therefore fully hedged. Credit risk on these contracts is monitored within tightly defined risk limits on the basis of the contractual terms of the instruments, rather than the face or contract amount.

     The following tables set forth the nominal amounts, positive and negative market values and related book values of derivatives held for non-trading purposes as at December 31, 2001 and 2000. Derivatives classified as non-trading are entered into for the purposes of matching or eliminating risk from potential movements in interest rates and exchange rates. Accordingly, they are measured on an accruals basis, equivalent to that used for the asset, liability or position being hedged. The positive and negative market values reported in the following table should not be viewed in isolation, therefore, because they are substantially matched by negative and positive market values on the assets, liabilities and positions being hedged.

		At December 31, 2001

	Nominal amounts(1)(3)	Positive market values(2)	Related book value	Negative market values(2)	Related book value

	(in millions of £)
Non-trading derivatives
Exchange rate contracts	29,288	764	431	1,141	848
Interest rate contracts	118,736	2,490	1,185	2,340	938
Equity and commodity contracts	805	43	(7)	43	7

	148,829	3,297	1,609	3,524	1,793

		At December 31, 2000

	Nominal amounts(1)(3)	Positive market values(2)	Related book value	Negative market values(2)	Related book value

	(in millions of £)
Non-trading derivatives
Exchange rate contracts	21,488	762	447	1,019	938
Interest rate contracts	112,101	2,920	1,847	1,763	739
Equity and commodity contracts	1,413	32	(17)	48	7

	135,002	3,714	2,277	2,830	1,684

(1)	Nominal amounts indicate the volume of business outstanding at the balance sheet date and do not represent amounts at risk.
(2)	Positive market values arise where the present value of cash inflows exceeds the present value of cash outflows on a contract by contract basis. Negative market values arise where the present value of cash outflows exceeds the present value of cash inflows on a contract by contract basis.
(3)	Included in the above analysis of non-trading derivatives are exchange rate contracts, interest rate contracts and equity and commodity contracts, with underlying principal amounts of £4,681 million, (2000: £2,618 million), £63,922 million (2000: £61,205 million) and £48 million (2000: £126 million) respectively, which were undertaken by Group entities with ANFP. The total net negative market value of such contracts amounted to £331 million (2000: net positive £433 million). Associated contracts which ANFP transacted with external counterparties are included in the analysis of trading derivatives. Net positive market values of £331 million (2000: net negative £433 million) on all contracts held by ANFP with other Group entities are included within Other assets.

   Non-trading Swap Activity
     The tables below set forth, by nominal amount, the activity in interest rate and cross currency swaps entered into for hedging purposes, with third parties and ANFP.

		2001			2000

	Interest rate swaps	Cross- currency swaps	Total	Interest rate swaps	Cross- currency swaps	Total

	£m	£m	£m	£m	£m	£m
At 1 January (third party contracts)	45,813	15,957	61,770	38,287	11,588	49,875
At 1 January (contracts with ANFP)	53,530	2,617	56,147	47,308	2,502	49,810
New contracts	34,642	10,887	45,529	23,377	8,069	31,446
Acquisitions with a subsidiary	30	—	30	660	—	660
Matured and amortised contracts	(35,117)	(2,811)	(37,928)	(17,018)	(3,407)	(20,425)
Terminated contracts	(1,683)	(488)	(2,171)	(1,462)	(215)	(1,677)
Effect of foreign exchange rate and other movements	1,600	(389)	1,211	1,969	(78)	1,891
Net increase in contracts with ANFP	3,706	1,534	5,240	6,222	115	6,337

At 31 December	102,521	27,307	129,828	99,343	18,574	117,917

     The Group uses interest rate swaps and cross-currency swaps predominantly for hedging fixed-rate assets and liabilities so that they become, in effect, floating rate assets and liabilities. For interest rate swaps and cross-currency swaps used for these purposes, the weighted average pay fixed rates, receive fixed rates, pay variable rates and receive variable rates by maturity and contract amount as at December 31, 2001 were as follows:

	Pay fixed		Receive fixed		Pay variable		Receive variable

	Nominal amount	Rate	Nominal amount	Rate	Nominal amount	Rate	Nominal amount	Rate

	(£m)	(%)	(£m)	(%)	(£m)	(%)	(£m)	(%)
Contracts maturing(1):
Less than 1 year	9,864	5.78	20,596	4.78	27,383	3.16	16,340	3.38
1 to 3 years	14,867	5.88	18,163	5.98	29,269	2.79	25,745	3.37
3 to 5 years	7,321	6.14	4,653	5.24	10,539	3.32	12,990	4.01
Over 5 years	12,398	6.12	8,893	6.16	18,724	3.96	22,448	4.22

Total	44,450		52,305		85,915		77,523

(1) For the purpose of this analysis, the maturity date has been taken to be the date when the contract expires.

     The total pay fixed nominal amount comprises £41,853 million in respect of interest rate swaps and £2,597 million in respect of cross-currency swaps. The total receive fixed nominal amount comprises £47,729 million in respect of interest rate swaps and £4,576 million in respect of cross-currency swaps. The total pay variable nominal amount comprises £60,119 million in respect of interest rate swaps and £25,796 million in respect of cross-currency swaps. The total receive variable nominal amount comprises £54,792 million in respect of interest rate swaps and £22,731 million in respect of cross-currency swaps.

     A difference arises when comparing nominal contract assets and nominal contract liabilities. Whereas with single currency swaps there are equal and opposite nominal balances on either side of the swap leg, this is not necessarily the case with cross-currency swaps. At contract date sterling equivalent nominal amounts should be equal and opposite, however, subsequent exchange rate movements will result in divergence in the nominal amounts. This exchange rate divergence explains the difference between nominal contract asset balances and nominal contract liability balances.

     The weighted average interest rates presented in the tables above reflect interest rates in a range of currencies. These rates should not be analysed in isolation from the rates on the underlying instruments. The effect of hedges has been included in the average interest rates presented in the Average balance sheet included elsewhere in this Annual Report.

     The contract amount of each type of end-use contract (excluding cross-currency swaps and interest rate swaps which are included in the swaps detailed above) as at December 31, 2001 are set forth by currency in the table below. Of these contracts £10,517 million mature within one year and £8,436 million mature after one year.

	Contract type by nominal amount

	Forward foreign exchange	Forward rate agreements	Options caps and floors (OTC)(1)	Futures (exchange- traded)	Equity contracts

	(in millions of £)
Sterling	548	300	5,753	96	354
US dollars	1,140	—	3,157	6,380	192
European currency units	123	—	154	275	216
Canadian dollars	18	—	—	—	—
Deutschemarks	—	—	5	—	6
French francs	—	—	—	—	14
Italian lire	—	—	—	—	20
Portuguese escudo	—	—	—	—	3
Hong Kong dollar	43	—	—	11	—
Australian dollar	80	—	—	113	—

Total	1,952	300	9,069	6,875	805

(1)	All OTC option contracts are in respect of interest related instruments.

     The impact on the income statement attributable to non-trading derivative activities for the year ended December 31, 2001 was a £77 million increase in net interest income. However, these figures should not be analysed in isolation since there are compensating movements arising from the assets, liabilities and positions against which the hedges were placed.

     Wholesale Banking has a mandate to transact in credit default swaps, total return swaps, spread put options and credit linked notes. Limits are set per deal and there is also a total portfolio limit. Market risk mandates have also been approved for each credit derivative type, which sets out instrument definition, consideration of market risk sensitivities and reporting requirements. Wholesale Banking acts as principal under this mandate, and takes a fee for guaranteeing the counterparty against the default of the senior obligations of a third party. Amounts in respect of non-trading credit derivative contracts are included under Guarantees and assets pledged as collateral security in Note 45 to the Consolidated Financial Statements, elsewhere in this Annual Report.

Trading Derivatives
     Wholesale Banking is the only business within the Abbey National Group with a mandate to actively trade derivatives on its own account. ANFP is responsible for implementing Group hedging activities involving derivatives with the external market. ANFP’s objective is to gain margin value by marketing derivatives to end-users and hedging the resulting exposures efficiently. Products offered by ANFP include interest rate and cross-currency swaps, caps, floors and swaptions, variations on these products, equity swaps and equity option contracts and credit derivatives. ANFP has established clear guidelines for staff to ensure that end-users are aware of the potential risk of entering into complex derivative transactions. ANFP also uses these products, together with exchange traded options and futures, for hedging purposes.

     Comprehensive limit structures have been established for ANFP which includes interest rate, credit and equity derivatives, measured using a historical simulation approach to value at risk. The effects of instruments whose value does not change linearly with changes in interest rates are fully incorporated into the risk measures. Sensitivity controls are supplemented by stress testing the portfolios to large instantaneous shocks in market rates and volatilities. Foreign exchange risk is only generated from profits earned in currencies other than sterling. These exposures are monitored and hedged on a regular basis. The overall management and control policy framework at ANFP is consistent with the Group of 30 recommendations regarding derivatives.

     The following tables set forth the nominal amounts, positive market values and negative market values of derivatives held for trading purposes as at December 31, 2001 and 2000.

	At December 31, 2001

	Nominal amounts	Positive market values	Negative market values

	(in millions of £)
Trading derivatives
Exchange rate contracts	21,969	287	183
Interest rate contracts	369,953	4,957	5,495
Equity and credit contracts	20,947	402	1,975

	412,869	5,646	7,653

	At December 31, 2000

	Nominal amounts	Positive market values	Negative market values

	(in millions of £)
Trading derivatives
Exchange rate contracts	19,462	424	354
Interest rate contracts	244,150	3,110	3,330
Equity and credit contracts	12,391	438	1,097

	276,003	3,972	4,781

     Included within trading derivatives are contracts used in portfolio management within the ANTS trading books, with net negative fair value of £160 million as at December 31, 2001. These contracts principally relate to synthetic floating rate notes, which are packages of fixed rate debt securities and swaps with precisely matched interest rate and other characteristics (see ‘‘Selected Statistical Information – Securities’’). This figure, which related only to the swaps in such packages, should not be analysed in isolation, therefore, because it is substantially matched by a corresponding surplus of net positive fair value over cost on the related trading securities.

     For the year ended December 31, 2001, ANFP contributed £131 million (2000: £82 million) to the dealing profits of the Group.

     For a discussion of risk management of derivatives within the trading and non-trading portfolios, see ‘‘Risk management’’ included elsewhere in this Annual Report.

     For further disclosures relating to trading derivative activity, see Note 50 to the Consolidated Financial Statements, elsewhere in this Annual Report.

LEGAL PROCEEDINGS

     Abbey National and its subsidiaries are party to various legal proceedings in the ordinary course of business, the ultimate resolution of which is not expected to have a material adverse effect on the financial position or the results of operations of the Group.

MATERIAL CONTRACTS

     Abbey National and its subsidiaries are party to various contracts in the ordinary course of business. For the two years ended December 31, 2001 there have been no material contracts entered into outside the ordinary course of business.

MONETARY AND FISCAL POLICIES AND EUROPEAN ECONOMIC AND
MONETARY UNION

U.K. Monetary and Fiscal Policies
     The profitability and operations of U.K. banks, including Abbey National, are affected significantly by the U.K. government’s monetary and fiscal policies. The Bank of England, the Government-owned central bank, influences conditions in the money and credit markets, which affect the growth in lending, the distribution of lending between various industry sectors, interest rates and the growth of deposits. Likewise, the monetary and fiscal policies of governments in countries in which Abbey National operates influence the operations and profitability of the Group in those countries.

     The U.K. Government has stated that its central economic objective is to achieve high and stable levels of growth and employment. The Government has established a framework for policy-making under which the Government has set the economic objectives (in particular, the inflation target) and the Bank of England takes the operational decisions needed to meet the inflation target. Operational responsibility for setting interest rates resides with the Monetary Policy Committee of the Bank of England. The monetary policy objective is to maintain price stability and, subject to that, to support the Government’s economic policy. Low inflation is central to the Government’s economic policy.

     As described below, one of the most important issues affecting the conduct of U.K. monetary and fiscal policy is the process of Economic and Monetary Union (EMU) and, in particular, the adoption of a single currency among member states of the EU.

European Economic and Monetary Union
     The process of EMU began in 1990 and has seen the completion of an internal EU market and substantial convergence of the domestic economies within the EU. This culminated in the third stage of EMU which began on January 1, 1999 with the rates of conversion between the euro and the participating national currencies being fixed and the euro becoming the single currency in the participating member states. The following 11 member states were the initial participants in the third stage of EMU: Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain. Greece joined as an additional participant on January 1, 2001. The transition to the euro currency was concluded on January 1, 2002 with the adoption of euro notes and coins in the participating states to replace their existing notes and coinage.

     The three EU member states that retain their national currencies and have not adopted the euro are therefore Denmark, Sweden and the U.K. Neither the Danish nor Swedish Government has indicated any current intention to apply to participate.

     Under the Treaty on European Union (the ‘‘Treaty’’), the United Kingdom secured an ‘‘opt-in’’ which allows it to choose whether it wishes to be considered for joining the euro. The U.K. Government has stated that it would support adopting the euro if that is clearly in the national economic interest. An assessment on whether or not this is so is to be made within two years of the beginning of the current Parliament (by June 2003). The Government has stated that five economic tests will have to be met. These are: is there sustainable convergence between U.K. and the eurozone economies? Is there sufficient flexibility to cope with economic change? Will the introduction of the Euro encourage or discourage companies from investing in the U.K.? What will the impact be on the financial services industry? Will it be good for employment? If a decision to recommend joining the euro is taken by the U.K. Government, it will be put to a vote in Parliament, with the final decision then being made by a referendum of the U.K. electorate.

     A new voluntary exchange rate mechanism (known as ERM 2) was introduced on January 1, 1999 to encourage convergence between the currencies of the non-participating member states and the euro. This mechanism operates within fairly broad bands anchored around the euro along the lines of the former exchange rate mechanism. The U.K. has not joined ERM 2. The Eurosystem (namely the ECB and the national central banks of the participating member states) is responsible for the monetary policy for the euro area, in particular the setting of short term interest rates. The ECB also oversees and seeks to encourage sustained convergence of the economies of the participating member states. The ECB and national central banks, among others, co-ordinate the setting of interest rates to encourage member states to align their policies towards stability and faster convergence. A stability and growth pact ensures national budgetary discipline on a sustained basis by co-ordinating monetary and fiscal policy. In particular, this involves a system designed to avoid excessive budget deficits (in excess of 3% of GDP) and to monitor participating member states carefully to ensure stability. Breach of the stability and growth pact could ultimately result in sanctions and fines. However, the rules will be mitigated in certain circumstances, such as a deep recession.

SUPERVISION AND REGULATION

European Union Directives
   General
     The framework for supervision of banking and financial services in the U.K. is largely formed by EU Directives which are required to be implemented in member states through national legislation. Directives aim to harmonize banking and financial services regulation and supervision throughout the EU by laying down minimum standards in key areas, and requiring member states to give mutual recognition to each other’s standards of prudential supervision. This has led to the ‘‘passport’’ concept enshrined in the Banking Codification Directive (‘‘BCD’’) and the Investment Services Directive (‘‘ISD’’): that is, freedom to establish branches in, and freedom to provide cross-border services into, other EU member states once a bank or investment firm is authorized in its ‘‘home’’ state.

   Prudential Supervision and Capital Adequacy
     The BCD sets out minimum conditions for authorization and the ongoing prudential supervision of banks. Minimum conditions for the authorization and prudential supervision of investment firms are set out in the ISD. The overall responsibility for prudential supervision falls on the home state regulator of a bank or investment firm. Supervision of capital adequacy for both banks and investment firms is governed by the Capital Adequacy Directive (‘‘CAD’’). The CAD contains detailed rules for the regulatory capital treatment of risks arising in the trading book, that is broadly positions and securities that a U.K. bank or investment firm holds for proprietary trading purposes. For other (non-trading) risks, the CAD refers to the BCD, which regulates the quality and proportions of different types of capital to be held by an institution, the amount of capital to be held for counterparty exposures arising outside the trading book and restrictions on exposures to an individual counterparty or group of connected counterparties. In addition, the CAD and the BCD require consolidated supervision of financial groups.

U.K. Regulations
   General
     On December 1, 2001, the Financial Services Authority (‘‘FSA’’) assumed its full powers and responsibilities under the Financial Services and Markets Act, 2000 (‘‘FSMA’’). The FSA is now the single statutory regulator responsible for regulating deposit taking, insurance, investment and most other financial services business. It is a criminal offence for any person to carry on a regulated activity in the UK unless that person is authorized by the FSA or falls under an exemption.

     The FSA has authorized members of the Group to engage in certain regulated activities. The regulated activities they are authorized to engage in depend upon permissions granted by the FSA. The main permitted activities of the Group are listed below.

   Banking Authorization
     Deposit taking is a regulated activity that requires a bank to be authorized and supervised by the FSA. European institutions are not authorized by the FSA and responsibility for their prudential supervision rests with the authorities in their home member state. The FSA does, however, have certain powers over their activities in the U.K. and a responsibility (in co-operation with the home member state authorities) to supervise the liquidity of U.K. branches of such institutions.

     The Group includes a number of FSA authorized companies with deposit taking permission.

   Supervision and Change in Control
     In its role as supervisor of banks, the primary objective of the FSA is to fulfill its responsibilities under the FSMA regime relating to the safety and soundness of banks with the aim of strengthening, but not guaranteeing, the protection of depositors. The FSA carries out this prudential supervision of banks through the collection of information from statistical returns, through review of accountants’ reports, by visits to banks and through regular formal interviews.

     The FSA has adopted a risk-based approach to the supervision of banks. Under this approach the FSA performs a formal risk assessment of every bank or banking group in the United Kingdom during each supervisory period, which varies in length according to the risk profile of the bank. The FSA performs the risk assessment by analyzing information which it receives during the normal course of its supervision, such as regular prudential returns on the financial position of the bank, or which it acquires through a series of meetings with senior management of the bank. After each risk assessment, the FSA will inform the bank of its views on the bank’s risk profile. This will include details of any remedial action which the FSA requires the bank to take and the likely consequences if this action is not taken by the bank (this may include increasing the bank’s capital ratios or, in extreme cases, revoking the bank’s permission).

     The FSA requires the Group to maintain a certain minimum capital adequacy ratio of total capital to risk weighted assets and to report large exposures. The Interim Prudential Sourcebook for Banks, on a general level, requires banks operating in the United Kingdom to maintain adequate liquidity, taking into account the nature and scale of their business so that they are able to conduct business in a prudent manner and meet their obligations as they fall due. As part of its supervision, the FSA requires the banks subject to its supervision to provide the FSA with information that the FSA may reasonably require in performing its functions under the FSMA regime.

     Further, the FSA must be notified of any steps proposed to be taken by a person which would result in him acquiring control over, an additional kind of control in respect of, or an increase in a relevant kind of control such person already has over an authorized person. A person who without himself taking any such step acquires such control or additional or increased control must notify the FSA within 14 days from his becoming aware that such control has been acquired.

     The threshold level of control under FSMA that triggers the requirement for notification and FSA approval is 10 per cent of the shares or voting power in an authorized person or its parent undertaking. Any acquisition of shares or voting power which takes a new or existing controller over 10 per cent, 20 per cent, 33 per cent, or 50 per cent thresholds, or which results in the controller becoming a parent undertaking of the authorized person, will trigger the requirement for notification and subsequent FSA approval. Additionally, control is acquired for the purposes of FSMA where a person (the acquirer) is able to exercise significant influence over the management of the authorized person or its parent undertaking by virtue of his shareholding or voting power in either. Furthermore, the definition of an acquirer includes, separately or together, the acquirer and any associates (which term includes the acquirer’s directors, and any subsidiaries of the acquirer.

     In considering whether to grant or withhold its approval, the FSA must be satisfied that both the acquirer is a fit and proper person to have control over the authorized person that he has or would have if he acquired the control in question; and the interests of consumers would not be threatened by the acquirer’s control or by his acquiring control.

     The FSA must determine whether to grant or withhold its approval within 3 months from receipt of notice from a person proposing to acquire or increase his control over an authorized person. If the FSA withholds its approval and serves the requisite notice of objection but the person seeking to acquire or increase his control acquires or continues to hold shares in contravention of the FSA’s decision, the FSA may direct that the transfer agreement by which such shares were or are to be transferred be void, that the voting rights ordinarily exercisable with respect to such shares be suspended, no further shares may be issued by virtue of such shares and, except in a liquidation, no dividend or capital be payable in respect of such shares.

   Solvency Requirements
     The requirement to have adequate capital is one of the criteria for permission to accept deposits under FSMA. A bank should have sufficient capital to provide a stable resource to absorb any losses arising from the risks in its business. In assessing a bank’s capital adequacy, the FSA takes into account not only the level of a bank’s own funds but also other matters such as concentration of the loan book (large exposures) and liquidity.

     The FSA applies capital adequacy guidelines that accord with relevant EU Directives and the Basel Accord of 1988, which established a framework for measuring the capital adequacy of international banking organizations. These guidelines implement a number of EU Directives, including the Own Funds Directive, concerning capital requirements, the Solvency Ratio Directive, concerning solvency ratios that credit institutions must maintain, and the Capital Adequacy Directive, as amended, referred to as CAD, requiring credit institutions to provide capital for market risk. The FSA’s guidelines impose on banks a requirement that they maintain a minimum level of capital to support on and off-balance sheet exposures, weighted according to broad categories of risk. Each bank subject to the FSA’s guidelines must maintain a capital adequacy ratio of total capital to risk-weighted assets, of no less than 8%.

     The FSA introduced a new market risk regime as from October 1, 1998 for implementation of its policy based on the Basel Accord and the parallel EU Market Risk Directive, known as the ‘‘CAD Amending Directive.’’ Both the 1996 Basel Amendment to the Basel Accord and the CAD Amending Directive enable banks to use internal value-at-risk models to calculate capital charges for market risks.

     Banks that have a trading book over a certain size are obliged to meet the trading book capital requirements of the CAD and the CAD Amending Directive in respect of the market and credit-related risks arising from their trading activities. This involves splitting their business between trading and banking books. U.K. banks are required to maintain, in interest-free accounts at the Bank of England, a cash balance, known as the cash ratio deposit, which is based on eligible liabilities, primarily pound sterling deposits less amounts on loan to other monetary institutions. Although these balances count towards the liquidity requirements for the real time gross settlement system introduced in the United Kingdom during 1996, they are generally regarded as non-operational and, accordingly, do not count towards overall liquidity requirements. The liquidity standard for sterling, which the U.K. government introduced in January 1996, requires the maintenance of sufficient holdings of liquid assets to cover potential cash outflows over the next five business days. This policy applies to U.K. incorporated retail banks and group U.K.-based sterling operations.

     In June 1999, the Basel Committee on Banking Supervision issued a proposal for a new capital adequacy framework to replace the Basel Accord of 1988. The new capital framework consists of three ‘‘pillars": minimum capital requirements that will expand and develop the standardized rules set out in the 1988 Accord, a supervisory review of an institution’s capital adequacy and internal assessment process and effective use of market discipline to strengthen disclosure and encourage safe banking practices. In furtherance of its objective to replace the Basel Accord of 1988, on January 16, 2001 the Basel Committee published its consultation paper entitled ‘‘The New Basel Capital Accord’’ and is currently conducting an extended consultation process in connection with the paper with banking industry participants and intends to finalize the terms of a new capital adequacy Accord during 2002. The Basel Committee hopes to implement the new Accord in 2005.

     On November 23, 1999, the European Commission published a consultation document on its proposals to review the existing capital adequacy framework for EU credit institutions and investment firms. The Commission’s paper complements the Basel Committee’s paper and similarly contains proposals on minimum capital requirements, supervisory review, and disclosure as an aid to market discipline.

     The European Commission also launched on February 5, 2001 a second round of consultations on a new capital adequacy framework for banks and investment firms. New proposals will be drafted in light of the response to the second consultation, but their broad aim will be to reflect market change by taking into account the different needs of global players. At a local level, the aim of the proposals is to align capital charges and underlying economic risk more closely, provide incentives for enhanced risk mitigation standards and provide a framework to support a comprehensive assessment of the risks banks and investment firms are exposed to. These new proposals are in their infancy and, accordingly, the potential impact of the new solvency framework for the Group is difficult to assess fully. The proposals are expected, however, to improve the efficiency of the Group in its use of capital, risk management and disclosure.

   Insurance Authorization
     U.K. banking groups may provide insurance services through other group companies. Insurance business is authorized and supervised by the FSA. Insurance business in the U.K. is divided between two main categories: long-term insurance (which is primarily investment-related) and general insurance (e.g. building and contents cover and automobile insurance). Under FSMA effecting or carrying out any contract of insurance, whether general or long term, is a regulated activity requiring authorization. Dealing in, arranging deals in, managing or advising on a contract of insurance is only regulated where the contract of insurance is long term insurance (see ‘‘Investment Business’’ below). As with banking regulation, a number of these regulations have been adopted pursuant to EU Directives.

     The Group includes a number of FSA authorized companies with a permission to effect contracts of insurance. Abbey National also acts as a broker, receiving commissions for the policies arranged.

   Long-Term Assets and Liabilities
     Long-term business assets and liabilities – those assets and liabilities relating to, broadly, life and health insurance policies – must be segregated from the assets and liabilities attributable to non-life insurance business or to shareholders. Separate accounting and other records must be maintained and a separate long-term fund sub-fund must be established to hold all receipts of long-term business.

     The Interim Prudential Sourcebook for Insurers restricts the extent to which long-term fund assets may be used for purposes other than long-term business. Only the ‘‘established surplus’’ – the excess of assets over liabilities in the long-term fund, as determined by an investigation by the appointed actuary – may be transferred so as to be available for other purposes. Restrictions also apply to the payment of dividends by the insurance company or its parent, as described below. In practice, the level of assets held in the long-term fund will need to remain well in excess of the insurer’s long-term liabilities.

   Solvency Requirements
     The Interim Prudential Sourcebook for Insurers also requires that insurance companies maintain a margin of solvency at all times in respect of both any long-term insurance and general insurance undertaken by the insurance company, the calculation of which in any particular case depends on the type and amount of insurance business a company writes. The method of calculation of the solvency margin is set out in the Interim Prudential Sourcebook for Insurers, and for these purposes, an insurer’s assets and its liabilities are subject to specific valuation rules set out in the Interim Prudential Sourcebook for Insurers. Failure to maintain the required solvency margin is one of the grounds on which wide powers of intervention conferred upon FSA may be exercised.

   Appointed Actuary
     Under the Interim Prudential Sourcebook for Insurers, every insurance company that carries on long-term business must appoint an actuary who must prepare an annual report for the company’s directors quantifying the company’s long-term liabilities attributable to the insurance company’s long-term insurance business, determining the value of any excess over those liabilities of the assets representing the long-term insurance fund, and where any rights of long-term policy holders to participate in profits relate to particular parts of such a fund, a valuation of any excess of assets over liabilities in respect of each of those parts.

     An abstract of the appointed actuary’s report, including the methods and assumptions adopted, is part of the annual return that the company must submit to the FSA. The role of the appointed actuary is to monitor the financial well-being of the company and to make recommendations to the board of directors. Long-term insurance policy holders are entitled to request copies of the actuary’s report within 30 days of the date of their request.

     The appointed actuary has a professional duty to be satisfied at all times that the company is solvent and policyholders’ reasonable expectations are safeguarded. The U.K. Institute of Actuaries and the U.K. Faculty of Actuaries require all members, including appointed actuaries, to comply with their Professional Conduct Standards.

     FSMA empowers HM Treasury to make detailed rules concerning the qualifications, duties and disclosure and ‘‘whistle-blowing’’ obligations of appointed actuaries.

   Reporting Requirements
     U.K. insurance companies must prepare their financial statements under the Companies Act 1985 (as amended), which requires the filing with Companies House of audited financial statements and related reports, and to make such information available to its shareholders. Where the insurance company is a private limited company, the accounts must be delivered to Companies House within 10 months of the financial year end; where the insurance company is a public limited company, the accounts must be delivered within 7 months from the financial year end.

     Under the Interim Prudential Sourcebook for Insurers, audited accounts and the appointed actuaries reports for the financial year ending December 31, 2001 must be filed with the FSA within 3 months and 15 days following the financial year end (or 4 months where the delivery of accounts is made electronically), and for the financial years ending December 31, 2002 and thereafter, within 2 months and 15 days (or 3 months where the delivery of accounts is made electronically).

   Equalization Reserves
     Each insurance company writing property, aviation, marine, business interruption or nuclear insurance or reinsurance business is required by the Interim Prudential Sourcebook for Insurers to maintain an equalization reserve in respect of business written in the financial years ending on or after December 23, 1996 calculated in accordance with the provisions of the Interim Prudential Sourcebook for Insurers.

     Insurance companies writing credit insurance business must maintain equalization reserves calculated in accordance with certain provisions of the Interim Prudential Sourcebook for Insurers as related specifically to credit insurance business.

   Supervision of Management and Change of Control
     The FSA closely supervises the management of insurance companies through the approved persons regime, by which any appointment of persons to a position of significant influence within an authorized person must be approved by the FSA.

     The legislative provisions applicable to the change of control of insurers are identical to the provisions on change of control of banks described above, as both insurers and banks are authorized persons under FSMA and are consequently each subject to the provisions of FSMA governing changes of control. FSMA also imposes restrictions on the ability of an authorized person to transfer an insurance business. FSMA requires a scheme of transfer to be prepared and to be approved by the High Court before any such transfer may take place.

   Intervention and Enforcement
     The FSA has extensive powers to intervene in the affairs of an authorized person. FSMA imposes on the FSA statutory obligations to monitor compliance with the requirements imposed by FSMA, and to enforce the provisions of FSMA and its related secondary legislation. The FSA has power, amongst other things, to enforce – and take disciplinary measure in respect of – breaches of both the Interim Prudential Sourcebook for Insurers and breaches of the conduct of business rules generally applicable to authorized persons.

     FSMA permits the FSA to refer matters directly to its enforcement division in order to implement disciplinary or regulatory action, but more commonly enforcement action is preceded by the exercise of the FSA’s interventionist supervisory powers.

     The FSA has a general power on giving notice to require information and documents from authorized persons that the FSA reasonably requires in connection with the exercise of its functions under the regulatory regime. The FSA also has two statutory powers to appoint investigators.

     Under section 167 of FSMA, the FSA or the Secretary of State may appoint suitably competent persons to conduct an investigation on its behalf into the nature, conduct or state of the business of an authorized person, a particular aspect of that business or the ownership or control of an authorized person where there is general concern about an authorized person but the circumstances of the case do not suggest a specific breach or contravention of the regulatory regime.

     By contrast, under section 168 of FSMA, the FSA or the Secretary of State may order an investigation if there appears to be circumstances suggesting that certain specified breaches or offences under the regulatory regime have occurred (for example, breach of the general prohibition on performing regulated activities without suitable permission, insider dealing, market abuse, breach of an FSA rule or misconduct by an approved person). Investigators appointed under section 168 have significantly wider powers than investigators appointed under section 167.

     The FSA may also require an authorized person to provide a report prepared by certain skilled professionals to be approved by the FSA on any matter which the FSA has or could require the provision of documents.

     The FSA’s has many enforcement powers available to use against an authorized or approved person. These include public censure, unlimited fines and, in serious cases, the power to revoke or vary permission to carry on regulated activities or an individual’s approval. A serious case is one involving the failure of an authorised person to satisfy the threshold conditions or the FSA considering that an approved person is no longer fit and proper to perform the function in question. In addition, the FSA may revoke an authorised person’s permission if it is necessary to protect the interests of consumers or potential consumers.

     The FSA has further powers to obtain injunctions against authorised persons and to impose or seek restitution orders where persons have suffered loss. Once the FSA has made a decision to take enforcement action (other than in the case of an application to the court for an injunction or restitution order) against an authorized or approved person, the person affected may refer the matter to the Financial Services Tribunal, a quasi-judicial entity staffed and operated independently of the FSA and administered by the Lord Chancellor’s Department. Appeal from the Tribunal on a matter of law lies to the Court of Appeal provided that either the Tribunal or the Court of Appeal grants permission.

     The FSA has been granted by FSMA certain important powers with respect to insolvency proceedings and authorized persons. The FSA – although not a creditor – may seek administration orders under the Insolvency Act 1986 (as amended), present a petition for the winding-up of an authorized person or have standing to be heard in the voluntary winding-up of an authorized person (other than insurers carrying on long-term insurance business, which cannot voluntarily be wound up – see ‘‘Winding-Up Rules’’ below).

     Finally, the FSA is granted the power to prosecute criminal offences arising under FSMA, and to prosecute insider dealing under Part V of the Criminal Justice Act 1993, and breaches of money laundering regulations. The FSA’s stated policy is to pursue criminal prosecution in all appropriate cases.

   Winding-Up Rules
     The general insolvency laws applicable to U.K. companies are modified in certain respects in relation to insurance companies. In particular, insurance companies are not subject to the administration procedures in the U.K. Insolvency Act 1986 (as amended) and holders of long-term policies are permitted to claim not only what is owing to them but also in respect of their reasonable expectations. Furthermore, instead of making a winding-up order where an insurance company has proved unable to pay its debts, a U.K. court may, under section 378 of FSMA, reduce the amount of the insurance company’s contracts subject to terms and conditions that the court considers just. Where an insurance company is in financial difficulties but not in liquidation, the FSMA Compensation Scheme has certain powers, including the power to take measures for securing the transfer of all or part of the business to another insurance company.

     Section 376 of FSMA provides further insolvency protection to insurance companies effecting or carrying out contracts of long-term insurance. Without the permission of the court, a liquidator must carry on the insurer’s business so far as it consists of carrying out the insurer’s contracts of long-term insurance with a view to it being transferred as a going concern. In carrying on the business, the liquidator may agree to the variation of any contracts of insurance in existence when the winding up order is made, but must not effect any new contracts of insurance.

     FSMA confers a power on HM Treasury to make an order removing the prohibition on putting insurance companies into administration. The Treasury has indicated that it intends to make use of this power. Also included in FSMA is a provision removing the current prohibition on the voluntary winding up of an insurer which carries on long-term insurance business, subject to obtaining the FSA’s prior permission.

   Legislative Restrictions on Ownership
     There are generally no restrictions in the United Kingdom on investments by foreign persons, although there are restrictions on the ability of any person to acquire holdings in excess of 10 per cent of the rights to vote in authorized persons without the FSA’s approval – see ‘‘Supervision of Management and Change of Control’’ above.

   Data Protection
     The U.K. Data Protection Act 1998 limits the ability of a United Kingdom company to hold and use personal information relating to its customers. The law requires that United Kingdom companies notify the Data Protection

Commissioner of their activities concerning the processing of personal data and obtain a registration prior to commencing those activities. In addition, companies regulated by the Data Protection Act 1998 must comply with a code of good conduct called the ‘‘data protection principles’’ and submit to requests from the individual who is the subject of the data concerning matters such as access to the data and rights to object to incorrect data being held or to direct marketing.

   Investment Business
     Investment business such as dealing in, arranging deals in, managing and giving investment advice in respect of, most types of securities and other investments, including options, futures and contracts for differences (which would include interest rate and currency swaps) and long term insurance contracts are all regulated activities under the FSMA and also require authorization by the FSA.

     The Group includes a number of FSA authorized companies with permissions to engage in a wide range of retail investment businesses including selling certain life insurance and pension products, unit trust products and personal equity plans (tax exempt saving products) and providing certain retail equity services.

     The FSA additionally authorizes the sales and marketing activities of these members of the Group who market their own life insurance products separately from Abbey National Life and solely through independent financial advisors.

     ANUTM is authorized by the FSA in respect of the management, marketing and sale of unit trust products and Abbey National PEP & ISA Managers in respect of the management, marketing and sale of personal equity plans.

   FSA Conduct of Business Rules
     The FSA Conduct of Business Rules apply to every authorized person carrying on regulated activities and regulate the day-to-day conduct of business standards to be observed by authorized persons in carrying on regulated activities. The Conduct of Business Rules in many ways reflect the standards of conduct prescribed under the FSMA regulatory regime, but there are certain important developments relevant to the Group’s insurance business, including financial promotion and polarization.

     The Conduct of Business Rules prescribe stringent rules relating to the circumstances and manner in which authorized persons may communicate and approve ‘‘financial promotions,’’ being communications in the course of business of invitations or inducements to engage in investment activity.

     Following completion in mid-2000 of the economic review conducted by London Economics on behalf of the FSA of the so-called polarization rules – under which directly employed staff or tied agents can usually only sell the products of one company or group, while independent financial advisers must offer best advice across the whole range of products offered by companies in the relevant sector – the FSA has relaxed the polarization rules in relation to stakeholder pension schemes and direct offer financial promotions for packaged products. As a result, the FSA’s Conduct of Business Rules allow product providers and their marketing associates to adopt the stakeholder pensions of more than one authorized person and to advise on them, and to make direct offer financial promotions for different packaged products whether or not such products have been adopted by such authorized person (including life products, units in regulated collective investment schemes and investment trust savings schemes) provided that the financial promotions relating to those products do not contain advice. If such packaged products have been adopted, the financial promotions relating to those products may contain advice.

   The Financial Services Compensation Scheme (‘‘FSCS’’)
     The FSCS is a ‘‘one stop compensation shop’’ which covers claims against authorized firms (or any participating European Economic Area (EEA) firms) where they are unable, or likely to be unable to pay claims against them. FSCS covers insurance companies, deposit takers and investment firms and is funded by imposing levies on authorized persons to meet its expenses.

     Deposit taking: FSCS provides protection for customers of deposit taking companies when such companies go out of business. The maximum level of compensation for a deposit claim is £31,700.

     Investments: FSCS provides cover when an authorized investment firm goes out of business and cannot return the investment or money and losses arising from bad investments or poor investment management. The maximum level of compensation for a deposit claim is £48,000.

     Insurance: Policy holders are protected if they are insured by authorized insurance companies under contracts of insurance issued in the UK, or in some cases in the EEA. The FSCS covers compulsory, general and life insurance and is triggered if an insurance company goes out of business. The level of compensation depends on the type of insurance.

Current and Future Developments
   Banking Services Review
     In November 1998, Her Majesty’s Treasury appointed Don Cruickshank to chair a review of banking services in the U.K., with a particular focus on competition. The report resulting from this review was published in March 2000. The main recommendations of the report are that:

•	the provision of banking services to small and medium-sized enterprises be the subject of an urgent complex monopoly investigation by the Competition Commission;
•	the market for money transmission be reformed, including the introduction of a licensing system supervised by a regulator;
•	in personal banking services, better information and redress procedures will be sufficient, when taken with the effects of new market entrants and technological changes, to accelerate the process towards effective competition. Further banking product regulation is not recommended. Any U.K. Government intervention should be focused on setting standards for the availability and quality of information on products, and benchmarking basic low cost products.

     The U.K. Government published its response to the report in August 2000, having already confirmed that banking services to small and medium-sized enterprises would be the subject of a Competition Commission enquiry. It broadly welcomed the other two main recommendations noted above and will explore further the possibility of a licensing system for money transmission services. Apart from the case of residential mortgages, already mentioned, the Government agrees that the case for regulating retail banking products is weak.

     On March 6, 2001 the Competition Commission published its provisional conclusions on its investigation into the provision of banking services to small and medium-sized enterprises, in which Abbey National is identified (amongst others) as being part of a complex monopoly situation.

     The Competition Commission has provisionally identified two complex monopoly situations that exist in relation to the U.K. clearing banks, both including Abbey National. The first relates to the terms on which business accounts are offered to SMEs. The second relates to clearing services provided under agency arrangements.

     The conclusion of a Competition Commission enquiry into SME banking services was that a complex monopoly exists, restricting price competition. The enquiry also commented on restrictive practices and transparency issues in the provision of financial services to SMEs. The Competition Commission has imposed a pricing remedy on the UK’s largest four clearing banks which obliges them to either pay interest on in-credit SME current accounts at 2.5% below base rate or to withdraw money transmission charges. Other behavioural remedies include measures to increase the speed of switching, limit the bundling of services and to improve information and transparency. This may provide opportunities for Abbey National, which already offers SMEs interest on current accounts and free banking within certain transaction limits and has a stated intention to increase its market share in the business banking and finance market.

     As a response to the Cruickshank report the government set up a Banking Services Consumer Codes Review Group headed by Dr DeAnne Julius. The Julius Report aimed at improving services to banking customers by reviewing the self regulatory codes banks adhere to. The main recommendations the report made were: customers should be enabled to switch accounts between banks more easily; add more and better routine information should be given to customers. The Julius Report also recommended measures to improve the updating of, and compliance with, voluntary banking codes.

     Residential mortgage lending was due to be brought into the scope of FSA regulation on September 1, 2002 (‘‘N3’’). However, this is likely to be delayed following the government’s decision to regulate mortgage intermediaries (see below). It is not yet clear how much of a delay there will be. The new rules for mortgage lenders will cover such matters as: the fitness, propriety and solvency of lenders; the suitability of their controllers and managers; the advertising and other promotion or mortgages; the disclosure of the essential features of a mortgage loan; and the ongoing relationship between lender and borrower.

     In the meantime, until FSA regulation of mortgages is introduced, the Government has encouraged voluntary benchmark standards for certain types of mortgages.

     The Julius Group (see above) called for the FSA to regulate mortgage advice. The government on December 12, 2001 announced its decision, partly on the basis of this recommendation, to extend the FSA’s powers to enable it to regulate mortgage intermediaries. The government also announced that general insurance intermediaries would be regulated by the FSA. It is not yet clear when this new regulation will be introduced.

   Variable Mortgage Rates
     Under the FSMA, the Financial Services Ombudsman (‘‘FSO’’) is required to make decisions, on amongst other things, complaints relating to the terms in agreements on the basis of what, in the Ombudsman opinion, would be fair and reasonable in all the circumstances of the case, taking into account, amongst other things, law and guidance.

     Recently, an adjudication at the FSO has considered a case where a mortgage provider had in effect two standard variable rates (known as dual pricing which is the practice of offering a lower standard variable rate to new borrower as an inducement to take out a mortgage while maintaining a higher standard variable rate for existing borrowers). Such issues, if the FSO is asked to consider them, must be decided on a case-by-case basis, with reference to the particular facts of any individual case. Each case would first be adjudicated by an adjudicator. Either party to the case may appeal against the adjudication. In the event of an appeal, the case proceeds to final decision by the Ombudsman.

     Although the Ombudsman has recently made adverse findings against other lenders with regard to dual pricing, Abbey National believes that the criticisms made by the Ombudsman do not apply to Abbey National mortgage products.

     On January 30, 2002 Abbey National received an initial review from an adjudicator indicating that Abbey National had engaged in dual pricing. Abbey National has not accepted the adjudicators finding and has appealed to the Ombudsman. Although Abbey National believes that it will be successful in its appeal, if the Ombudsman nevertheless finds that Abbey National has engaged in dual pricing with respect to a particular borrower, then that borrower may not be liable to pay the higher rate. To the extent that the borrower has paid the higher rate the borrower may be able to claim that the relevant loan has been overpaid and require Abbey National to pay back the overpaid sum or the borrower may set off the overpaid sum against the amount owing by the borrower under the loan.

   Other Relevant Legislation
     The Consumer Credit Act 1974 regulates both brokerage and lending activities in the provision of personal secured and unsecured lending. The Data Protection Act 1998 was bought into force on March 1, 2000 and regulates the retention and use of data relating to individual customers. The Unfair Terms in Consumer Contracts Regulations 1999, together with the Unfair Contract Terms Act 1977, apply to certain contracts for goods and services entered into with consumers. The main effect of the Regulations is that a contractual term covered by the Regulations which is ‘‘unfair’’ will not be enforceable against a consumer. These Regulations apply, inter alia, to mortgages and related products and services.

Non-Statutory Practice Recommendations
   Codes of Practice
     The U.K. Council of Mortgage Lenders introduced a voluntary Code of Mortgage Lending Practice in 1997 (updated 1998), which is followed by lenders in their relations with personal customers in the U.K., and to which Abbey National subscribes. Abbey National also subscribes to the Banking Code, sponsored by the British Bankers’ Association, which sets minimum standards for the provision of banking services to personal customers.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management
     The following table sets forth the directors and executive officers of Abbey National as at March 8, 2002, their current positions at Abbey National, their principal external directorships and the years when their positions with Abbey National were assumed.

Name and age	Current position	Principal external directorships/other activities	Year appointed

Lord Burns Aged 57	Chairman (since 2002)	Chairman, Glas Cymru Limited (Welsh Water) Non-Executive Director, Pearson Group PLC Non-Executive Directors, British Land PLC	2001
Executive Directors
Ian Harley, F.C.A., F.C.I.B. Aged 51	Chief Executive (since 1998)	President, Institute of Bankers Director, Dah Sing Financial Holdings Limited Non-Executive Director, Rentokil Initial plc	1993
Yasmin Jetha, F.C.M.A. Aged 49	Group IT and Infrastructure Director (since 2001)		2001
Mark A Pain, F.C.A. Aged 40	Managing Director, Wholesale Banking (since 2001)		1998
Malcolm Millington Aged 50	Managing Director, Wealth Management and Long Term Savings (since 2002)		1999
Andrew H Pople Aged 44	Managing Director, Retail Banking (since 1996)	Chairman of the Executive Committee of the Council of Mortgage Lenders	1996
Executive Managers
Jim Smart Aged 42, F.C.A.	Head of Corporate Resources (since 2002)		2002
Andrew Newell, F.C.I.B., M.B.A. Aged 45	Head of Finance (since 2001)		2001
Non-executive Directors
Leon Allen Aged 62		Non-Executive Chairman, Braes Group Ltd	1998
Lord Currie Aged 55		Dean, City University Business School Non-Executive Chairman of Coredeal MTS Non-Executive Director, Joseph Rowntree Reform Trust Limited	2001
Richard Hayden Aged 56		Executive Chairman, GSC Partners Europe Ltd	1999
Vittorio Radice Aged 44		Chief Executive, Selfridges PLC Non-Executive Director, Shoppers Stop India Limited Non-Executive Director, New West End Company Limited	2001
Peter J Ogden Aged 54		Director, Computacenter PLC Chairman, Computasoft Limited Chairman, Omnia Limited Director, PSION PLC	1994
Lord Shuttleworth, F.R.I.C.S. Aged 53			1996
Keith S Woodley, F.C.A. Aged 62	Deputy Chairman and Senior Independent Non-Executive Director (since 1999)	Complaints Commissioner for the London Stock Exchange	1996

     The following table sets forth the directors of ANTS as at March 8, 2002, their current positions at ANTS and their other principal activities.

Name	Current position	Other principal activities

Ian Harley, F.C.A., F.C.I.B.	Chairman	Chief Executive, Abbey National plc President, Institute of Bankers Director, Dah Sing Financial Holdings Limited Non-Executive Director, Rentokil Initial plc
Mark A Pain, F.C.A.	Chief Executive	Managing Director, Wholesale Banking, Abbey National plc
Gwen M Batchelor, F.C.C.A., F.C.T.	Finance Director	Non-Executive Director, Office for National Statistics
Alex S Braun, A.C.A., M.C.T.	Director, Funding & Asset Management
Robin Garratt, A.C.A., F.C.I.B., M.C.T.	Director, Credit and Corporate Development
John Hasson	Director, IT and Treasury Operations	Non-Executive Director, CHAPS Clearing Co. Ltd.
Tony S Hibbitt	Executive Director	Chief Executive, Cater Allen International Limited
Anna Merrick	Director, Special Finance
Brian W Morrison	Director, Treasury Services & International
Steven M Warr, A.C.A., M.C.T.	Director, Financial Products
Antony W Elliott, F.C.I.B.	Non-Executive Director	Group Risk Director, Abbey National plc
Andrew Newell	Non-Executive Director
Graham Pottinger	Non-Executive Director
Rodney D Galpin, F.C.I.B	Independent Non-Executive Director	Non-Executive Director, The Peninsular &Oriental Steam Navigation Company Chairman, Alpha Airports Group plc
Keith S Woodley, F.C.A.	Independent Non-Executive Director	Deputy Chairman and Senior Independent Non-Executive Director, Abbey National plc Complaints Commissioner for the London Stock Exchange
Raphael W Hodgson	Independent Non-Executive Director

     The business address of each of the directors and officers in the two tables above is Abbey House, Baker Street, London NW1 6XL, England.

Corporate Governance
     Corporate governance is concerned with how companies are directed and controlled and in particular with the role of the Board of Directors and the need to ensure a framework of effective accountability.

   Combined Code
     This statement, together with the Directors’ remuneration report, set out on pages 102 to 110, explains how Abbey National has applied the principles of good practice in corporate governance set out by the Financial Services Authority in Section 1 of the Combined Code. Abbey National has complied with all the provisions of Section 1 of the Combined Code throughout the year ended December 31, 2001.

   The Board
     At December 31, 2001, the Board comprised a part-time Chairman, eight executive directors, including the Chief Executive, and seven independent non-executive directors, who bring a wide range of skills and experience to the Board. Since January 1, 2002, Lord Tugendhat retired as chairman on January 31, 2002. Ian Treacy, Timothy Ingram and John King resigned as executive directors on February 28, 2002. The roles of Chairman and Chief Executive are separated and clearly defined. The Chairman is primarily responsible for the working of the Board and the Chief Executive for the running of the business and implementation of Board strategy and policy. The Chief Executive is assisted in managing the business on a day-to-day basis by the Executive Committee, which he chairs and which meets weekly and comprises his direct reports. All the non-executive directors are independent of management and they make a significant contribution to the functioning of the Board, thereby helping to ensure that no one individual or group dominates the Board’s decision-making process. The Board met on twelve scheduled occasions during 2001, including a separate session specifically devoted to the long-term strategic direction of the

Group. The Board’s focus is on strategy formulation, policy and control. A corporate governance framework has been agreed by the Board, which maps out its roles and responsibilities and how these are discharged. The framework also defines how and which decisions are delegated and which decisions are reserved for the Board itself.

     Risk management in banking continues to be critical and the Board devotes appropriate time to considering the significant risks (see internal control statement below). The Group Risk Committee (‘GRC’) plays an important role by monitoring and controlling the level of Group structural balance sheet risk. GRC oversees a number of subcommittees: principally the Group Credit Committee (‘GCC’) and the Operational Risk Committee (‘ORC’) and the Group Market Risk Committee (GMRC). GRC meets monthly, chaired by the Chief Executive, and its membership comprises all his direct reports plus one executive manager. GCC comprises three members from GRC plus several members of the Executive Management Group, including business area risk specialists, and meets monthly to review and oversee high-level credit policies and exposures. ORC includes three executive directors and meets quarterly to review and monitor operational risk exposures within the Group. GMRC meets monthly to review and oversee market risk policies and controls within the Group, and includes two executive directors in its membership. The Board, at its regular monthly meetings, reviews in detail the minutes of GRC, which incorporate key points from the minutes of GCC, ORC and GMRC.

     One of the responsibilities of the Chairman is to ensure that Board members receive sufficient and timely information regarding corporate and business issues to enable them to discharge their duties. The adequacy of this information is periodically reviewed.

     All directors have access to the advice and services of the Company Secretary and the Board has established a procedure whereby directors, wishing to do so in the furtherance of their duties, may take independent professional advice at the Company’s expense. The Company Secretary is also charged with ensuring that all new Board members are equipped to fulfill their duties and responsibilities. As part of the early familiarization programme, new non-executive directors are encouraged to meet the executive directors individually and engage in an induction programme of visits to different areas of the Group.

     Non-executive directors are appointed for a three year term after which their appointment may be extended upon mutual agreement. It is envisaged that the maximum term for a non-executive director under this regime is unlikely to exceed nine years. In accordance with the Company’s Articles of Association, one-third of the Board are required to retire by rotation each year but over a three year period all directors must have retired from the Board and faced re-election. The Company’s Articles of Association also require that a director must retire at the first Annual General Meeting after their 70th birthday.

     The Boards of Scottish Mutual Assurance plc, Abbey National Life plc, Abbey National Treasury Services plc and First National Bank plc include at least one independent non-executive director with requisite expertise who is not necessarily a member of the Abbey National plc Board.

   Board Committees
     The Board maintains three standing committees, all of which operate within written terms of reference. Their minutes are circulated for review and consideration by the full complement of directors, supplemented by oral reports from the committee chairmen.

   Audit Committee
     The Audit Committee is chaired by Keith Woodley and comprises three members. The Audit Committee met five times in 2001. Its prime tasks are to review the scope of external and internal audit, to receive regular reports from Deloitte & Touche and the Chief Internal Auditor, and to review the preliminary results, interim information and annual financial statements before they are presented to the Board, focusing in particular on accounting policies and compliance, and areas of management judgement and estimates. The Audit Committee more generally acts as a forum for discussion of internal control issues and contributes to the Board’s review of the effectiveness of the Company’s internal control and risk management systems and processes. The Audit Committee also conducts a review of the remit of the internal audit function, its authority, resources and scope of work. Detailed subsidiary level issues are considered by the audit committees’ set up for key trading subsidiaries and key issues are reported to the Group Audit Committee. Membership of the Audit Committee is restricted to independent non-executive directors.

   Personnel and Remuneration Committee
     The Personnel and Remuneration Committee is chaired by Lord Shuttleworth and met six times in 2001. Its principal function is to monitor the human resource policies of the Group to ensure they are consistent with the Company’s business objectives and philosophy. It is charged with recommending to the full Board the Company’s policy on executive director and executive management remuneration. The Personnel and Remuneration Committee determines the individual remuneration package of each executive director. The Board’s report to shareholders on how directors are remunerated, together with details of individual directors’ remuneration packages, is to be found on pages 102 to 110.

   Nomination Committee
     The Nomination Committee is chaired by Lord Burns and comprises four members. The Nomination Committee meets when necessary and at least once in each year. The Nomination Committee’s primary function is to make recommendations to the Board on all new appointments and also to advise generally on issues relating to Board composition and balance. It met twice during 2001.

     The number of full scheduled Board meetings and committee meetings attended by each director during the year was as follows:

	Scheduled Board meetings	Audit Committee meetings	Personnel and Remuneration Committee meetings	Nomination Committee meetings

Lord Tugendhat	12			2
Lord Burns	1
Ian Harley	12			2
Leon Allen	11	5
Mair Barnes	7		3	1
Lord Currie	12		3
Richard Hayden	12	5
Sir Terence Heiser	9	4
Timothy Ingram	12
Yasmin Jetha	12
Gareth Jones	10
John King	12
Malcolm Millington	12
Peter Ogden	10		5
Mark Pain	12
Andrew Pople	12
Vittorio Radice	3
Lord Shuttleworth	12		6
Ian Treacy	12
Keith Woodley	12	5		2

   Relations with shareholders
     Abbey National values its dialogue with both institutional and private investors. Effective two-way communication with fund managers, institutional investors and analysts is actively pursued and this encompasses issues such as performance, policy and strategy. During 2001, Abbey National directors held meetings with 151 institutional investors whose combined shareholdings represented over 45% of the total issued ordinary share capital of the Company.

     Private investors are encouraged to participate in the Annual General Meeting at which the Chairman presents a review of the results and comments on current business activity. The Chairmen of the Audit, Personnel and Remuneration and Nomination Committees will be available at the Annual General Meeting to answer any shareholder questions.

     This year’s Annual General Meeting will be held on April 25, 2002. The Notice of the Annual General Meeting, which is in plain English, is circulated more than 20 working days before the Meeting and Abbey National will continue its practice of proposing only unbundled individual resolutions, including a separate resolution relating to the Directors’ Report and Accounts.

   Pension funds
     The assets of the Company’s main pension schemes are held separately from those of the Group and are under the control of the trustees of each scheme. The four Abbey National pension schemes have a common corporate trustee which, at December 31, 2001, had nine directors, comprising six Company appointed directors, including Lord Tugendhat, and three other directors of the Company, together with three member-nominated directors. The National and Provincial Pension Fund has a different corporate trustee, the Board of which at December 31, 2001 comprised Lord Tugendhat, two other Company appointed directors and three member-elected directors. The Scottish Mutual Assurance (SMA) plc Staff Pension Scheme is administered by six trustees, of which SMA appoints four (two of whom are directors and two of whom are members), whilst the active members appoint two of their number as trustees. The rules of The Scottish Provident Institution (SPI) Staff Pension Fund allow for eight trustees, including three non-executive directors of Scottish Provident Limited (SPL), the principal officer of SPL, the officer next in seniority to the said principal officer, and three trustees nominated by the active members from their number.

     With the exception of The SPI Staff Pension Fund, asset management of the schemes is delegated to a number of fund managers and the trustees receive independent professional advice on the performance of the managers. Asset management of the SMA Staff Pension Scheme is through a Trustee Investment Account invested in units of SMA’s Pooled Managed Fund. Assets (other than petty cash) of The SPI Staff Pension Fund are invested in a Managed Fund policy held with Scottish Provident Limited.

     Legal advice to the trustees of the various schemes is provided by external firms of solicitors. The audits of Group Pension Schemes are separated from that of Abbey National. The audit of the Abbey National pension schemes and the National and Provincial Pension Fund is undertaken by Grant Thornton. The audit of the SMA Staff Pension Scheme is undertaken by KPMG Audit Plc. The audit of the SPI Staff Pension Fund is undertaken by PricewaterhouseCoopers.

   Going concern
     The directors confirm that they are satisfied that the Group has adequate resources to continue in business for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

   Internal control
     The Board of Directors has overall responsibility for the system of internal control and for reviewing its effectiveness throughout the Abbey National Group. However, it is important to note that any control system can only provide reasonable and not absolute assurance against material misstatement or loss, and this is compounded by the size and complexity of the Group’s operations.

     The objective of the system of internal control is not to eliminate risk, but to enable the Group to achieve its corporate objectives within a managed risk profile. The effectiveness of internal controls should be reviewed in this context. The Board is responsible for determining strategies and policies for risk and control, whilst management is responsible for designing, operating and monitoring risk management and control processes to implement Board policies effectively.

     The Board confirms that an on-going process for identifying, evaluating and managing the Group’s significant risks has operated throughout the year and up to the date of approval of the Directors’ Report and Accounts. This process has been subject to regular review by the Board and accords with the guidance contained in ‘Internal Control – Guidance for Directors on the Combined Code’ issued by the Institute of Chartered Accountants in England and Wales in September 1999. The key elements of this process are as follows:

•	Strategic risks are considered by both the Board and the Executive Committee in the context of an agreed strategic framework, which is refreshed during the year through a series of strategy conferences. The strategic planning process is supported by a corporate development function who use external consultants as appropriate. Annually, each value center produces a three year plan to reflect and respond to the strategic challenges facing the Group. The consolidated three year plan is approved by the Board. Detailed financial and operating plans are developed for the year ahead and monthly reports are provided to the Board covering actual performance against plan, analysis of significant variances, and scrutiny of key performance indicators by the Group’s finance function.

•	Financial risks (credit, market, liquidity, insurance and residual value) are considered on behalf of the Board by the Group Risk Committee (GRC) as described in the ‘Board’ section above. The Board reviews the minutes of GRC in detail and in addition receives half yearly reports from the Group Risk Director, and annually considers financial risk scenarios.

•	Operational risks are considered on behalf of the Board by the Group Operational Risk Committee as described in the ‘Board’ section above. The Board also receives half yearly reports from the Group Risk Director. In addition there are a series of specific reports produced covering various aspects of operational risk such as compliance with the Financial Services and Markets Act 2000 and money laundering,

•	The Executive Committee manages the business on a day to day basis and the divisional directors are responsible for embedding risk management and control in accordance with the corporate governance framework.

•	A key feature of the risk management framework is the segregation of duties between the customer facing divisions, and the Group infrastructure divisions. Together with other responsibilities, the Group infrastructure divisions define standards and guidelines which enable Board policies to be translated into operational practice and also measure and monitor the overall risk exposures.

     The Board has established a process for reviewing the effectiveness of the system of internal control through reports it, and the board committees, receive from the executive risk committees and various independent monitoring functions. The Audit Committee, as described above, makes an important contribution to this assurance process. Internal Audit provides independent and objective assurance that the processes by which significant risks are identified, assessed and managed are appropriate and effectively applied. Internal and external audit utilize common protocols to report and escalate significant exceptions and Internal Audit follow up all significant exceptions until satisfactory resolution by management. In addition, the self-certification process requires management throughout the Group to attest to the effectiveness (or otherwise) of their risk management and control processes. The Board undertook a formal annual assessment of the overall risk management and control arrangements on January 22, 2002 in order to form a view on the effectiveness of the system of internal control.

     Following the collapse of the US energy company, Enron, the Group suffered a loss of £95 million, which is equivalent to 5% of the Group’s pre-tax profits. The collapse of Enron was essentially an event risk and the US Justice department has recently launched a criminal investigation into the failure. The Board has considered the circumstances surrounding this loss and concluded that the loss was not the result of a control failure. A review of the risk profile is underway. This reflects the dynamic nature of risk management which must continuously adapt to shifts and developments in the external marketplace.

     During the year the Group acquired a number of subsidiaries, the most significant of which was The Scottish Provident Institution. These businesses have been reviewed (and will continue to be reviewed) against the Group’s expected risk management and control standards and plans have been established to address any improvements required.

Directors’ Remuneration
    Overall remuneration strategy
     The aim of the remuneration strategy is to enable the Company to secure the talent that it needs to meet its business objectives, encourage superior performance and appropriate behaviors, and align the interests of employees and shareholders.

     We will achieve this through policies which aim to make sure:

•	overall rewards are competitive in the relevant market;
•	salary increases and bonus payments are based on contribution; and
•	all staff have an opportunity to buy shares in the Company.

     These policies govern the design of remuneration arrangements for staff at all levels and in all companies across the Group.

Personnel and Remuneration Committee (the ‘Committee’)
     The Committee makes sure that the Company has human resource policies that are consistent with the Company’s business aims and philosophy. The Committee must recommend policies on executive directors’ remuneration to the Board and, in line with the Combined Code, decide the remuneration of each executive director, including pension rights and any compensation payments.

     Membership of the Committee is restricted to independent, non-executive directors. It is chaired by Lord Shuttleworth. The other members are Peter Ogden and Lord Currie. The Committee consults the Chairman and the Chief Executive as appropriate. The Committee is supported by the Corporate Development and Resources Director and regularly obtains advice from external advisers.

Executive directors’ remuneration policy
    Basic salary
     Basic salaries are reviewed every year and are set to reflect personal performance in the context of the pay of people in similar roles in other organizations. When making comparisons the Committee looks particularly at pay levels in other financial services companies, major retailers and in other UK companies with a similar market capitalization. ‘Market capitalization’ is the value of the Company. This is calculated from the trading price of the shares on the stock market, multiplied by the number of ordinary shares we have issued to shareholders.

     In reaching its decisions on pay levels, the Committee gets advice and information from several independent experts.

   Yearly performance bonus
     The discretionary yearly performance-related bonus is designed to provide a direct link between each individual’s remuneration and the performance of the Company in the short term.

     Total payments under the scheme are based on the Committee’s assessment of the Company’s performance against a range of measures agreed at the beginning of the financial year. The total amount that can be distributed under the scheme is limited to 70% of the total basic salaries of the executive directors. Payments to individual directors reflect their performance and contribution during the year. In exceptional circumstances, the payment to an individual director may be more than 70% of his or her salary.

     Total payments under the scheme for 2001 represented 45% of the salaries earned during the year (2000: 40%).

   Share matching scheme
     Executive directors may also participate in a share-matching scheme. Under the scheme, executives may choose to invest some or all of their annual bonus in the Company’s shares (‘‘the purchased shares’’). After three years, as long as the executive remains in employment and has not sold the purchased shares, he or she will receive a matching award (‘‘the matching shares’’) with a value at the start of the three years equal to the value of the pre-tax bonus invested in the purchased shares. These matching shares will be available in full only if the Company’s ‘earnings per share’ growth is more than inflation by an average of at least 7% each year; 10% of the shares will be matched if growth in earnings per share is more than inflation by an average of 3% each year, and in proportion between these two points. This performance target will apply over a fixed three-year period.

     This scheme was approved by shareholders at the Annual General Meeting in April 2001. Executive directors and other senior executives will be eligible to participate in the scheme for the first time in March 2002, based on the bonus payments awarded in relation to performance during 2001.

   Long Term Incentive Plan (‘LTIP’)
     The awards made in March 2001 are the last which will be made under this scheme. It has now been replaced by the Executive Share Option Scheme that was approved at the 2001 Annual General Meeting. This is described in the following section.

     Under the LTIP, each year individuals were conditionally granted shares to a maximum value of 70% of their basic salary. The number that will eventually be awarded to the individual depends on performance conditions that are met over a fixed three-year period. Half of the award depends on the total shareholder return of the Company compared to the FTSE 100 Share Index. The other half of the award depends on the total shareholder return of the Company compared to specified financial institutions.

     The two parts of the award are worked out separately. For each part, the award is made in full if the Company is ranked in the top quarter of the relevant group; 25% of the award is made if the Company is ranked at the half way point; and in proportion between these two points. No award is made for either part if the Company is ranked below the half way point of the group. So, if the Company is ranked below the half-way point of both groups, no award will be made. For the award to be made in full, the Company must be ranked in the top quarter of both groups.

     If the performance conditions are met, one half of the shares awarded is transferred to the individual on the third anniversary of the date the conditional rights were originally granted. The other half is held in trust for another two years. The LTIP for the performance period 1999-2001 generates an award of 79%, of the shares conditionally granted in 1999, half will be transferred in 2002, half will be deferred until 2004. Details of the grants to directors under the LTIP are set out on page 110.

   Executive Share Option Scheme
     An executive option scheme was introduced in 1991. Executive directors stopped taking part in that scheme when the LTIP was introduced in 1997. Other senior executives, who did not take part in the LTIP, continued to take part in the 1991 scheme until the final grants were made in March 2001.

     A new executive share option scheme was approved by shareholders at the 2001 Annual General Meeting. From January 1, 2002, this replaces the LTIP described earlier. The new scheme will grant options to executive directors, senior executives and other managers. Grants will be made every year and will include a range of demanding performance targets. Because executives will only benefit under the scheme to the extent that the Company’s share price rises, executives’ interests will be clearly in line with those of shareholders. The value of the shares under option which an executive may initially receive in any financial year will not normally be more than twice his or her basic salary. These options can only be exercised in full if:

•	the Company’s total shareholder return performance is ranked in the top quarter in relation to other financial services companies and the FTSE 100 companies; and
•	our earnings per share growth is more than inflation by an average of at least 7% each year.

     Some of the options can be exercised if the Company’s total shareholder return performance is ranked at the half way point in relation to other financial services companies, or to FTSE companies, or if our earnings per share growth is more than inflation by an average of at least 3% each year.

     Directors’ interests in shares and options are set out on pages 107 to 109.

   Other Benefits
     Taxable benefits for executive directors include medical expenses and mortgage allowance.

     The executive directors are also eligible to take part in the Company’s Sharesave Scheme and the Partnership Shares Scheme on the same terms as other employees.

   Pensions
     Directors are eligible to join one of the Company’s pension schemes. No elements of remuneration are treated as pensionable, other than basic salary.

Service contracts
     All of the executive directors have one-year service contracts. At the Company’s discretion, if an individual who is leaving the Company does not have to work his or her contractual notice period, and in such cases he or she will be able to receive pay instead of notice. If an executive director is made redundant within the meaning of the relevant employment legislation, he or she will be eligible to receive a redundancy payment in line with the Company’s conditions that apply to most staff. We work this out based on 3.25 weeks’ pay for each year of service. There are minimum payments based on service and a maximum payment of two years salary. Directors who are over 50 years old when they are made redundant may also be entitled to an addition to their pension.

     The Chairman’s contract is renewable every year at the first Board meeting following each Annual General Meeting. This provides for paying fees for 12 months.

     Compensation of £1,853,982 was made to D G Jones in relation to the termination of his contract. This comprised £1,059,082 in respect of severance payment and payments instead of his salary and bonus, in accordance with the terms of his service agreement, and a transfer of value of £794,900 relating to an increase in his pension benefits. This included an increase of two years service benefits, as provided for in his service agreement, and a further year instead of notice.

Non-executive directors’ fees
     The Board decides the remuneration arrangements for the Chairman and non-executive directors.

     The Chairman’s receives fees, benefits and expenses for services. He or she is not entitled to take part in any bonus or profit-sharing arrangements or in the LTIP or the Executive Share Option Scheme. (The previous Chairman was entitled to participate in the Company’s Sharesave Scheme, which is available to all eligible employees.) The Chairman’s appointment is non-pensionable.

     Fees are paid to non-executive directors. The basic fee for non-executive directors is reviewed every two years and the last full review took place during 2000. The basic fee is currently £30,000 a year. An extra fee of £7,500 is paid for service on the Audit Committee and the Personnel and Remuneration Committee. There is an extra fee of £2,500 a year for chairing the Personnel and Remuneration Committee. An extra fee of £5,000 is paid for service on the Retail Strategy Board. (This is not a committee of the Board but an advisory group to help the management team of the Retail Banking Division.) Lord Shuttleworth receives an extra fee as director of Abbey National Group Pension Scheme Trustees Limited and The National and Provincial Building Society Pension Fund Trustees Limited. Keith Woodley’s benefits include payments for services as Deputy Chairman of Abbey National plc, a non-executive director of Abbey National Treasury Services plc and Chairman of both their audit committees.

     Taxable benefits for non-executive directors include travel and other expenses for going to Board meetings.

Analysis of Directors’ Remuneration
The following table shows an analysis of directors’ remuneration, excluding pensions:

	Salary/Fee	Performance related yearly bonus	Other payments	Taxable benefits	2001 Total	2000 Total

			(in £)
Chairman
Lord Tugendhat (retired January 31, 2002)
	355,467	—	—	19,442	374,909	359,244
Executive directors
I Harley	605,000	272,000	—	6,305	883,305	774,162
T C W Ingram	352,000	99,000	—	2,213	453,213	454,242
Y Jetha (appointed January 23,
2001)	243,000	117,000	—	1,085	361,085	—
D G Jones (resigned October 31,
2001)(1)	385,000	—	1,059,082	1,505	1,445,587	515,515
J King	258,500	117,000	—	2,241	377,741	335,904
M J Millington	291,500	131,000	—	1,611	424,111	330,313
M A Pain	360,250	180,000	—	1,139	541,389	404,955
A H Pople	374,000	202,000	—	1,289	577,289	474,738
I K Treacy	269,500	121,000	—	2,183	392,683	352,937
C N Villiers (retired January 31,
2001)	26,063	—	—	111	26,174	481,292
Non-executive directors
L R Allen	41,667	—	—	317	41,984	36,559
M Barnes (retired June 30, 2001) .	24,167	—	—	2,161	26,328	41,540
Lord Burns (appointed December 1,
2001)	27,500	—	—	342	27,842	—
Lord Currie (appointed January 23,
2001)	31,942	—	—	317	32,259	—
R M Hayden	36,667	—	—	317	36,984	30,464
Sir Terence Heiser (retired
September 30, 2001)	27,292	—	—	796	28,088	35,166
P J Ogden	36,875	—	—	—	36,875	34,059
V Raddice (appointed October 23,
2001)	6,680	—	—	317	6,997	—
Lord Shuttleworth	47,917	—	—	1,755	49,672	45,973
K S Woodley	98,167	—	—	3,916	102,083	96,554

Totals	3,899,154	1,239,000	1,059,082	49,362	6,246,598	4,803,617

Notes
1.	Other payments represent severance payment and payments in lieu of salary and bonus, in line with the terms of his service agreement. This excludes the increase in pension benefits, which is shown in the Directors’ pensions table shown elsewhere in this Annual Report.

Directors’ Pensions
     Executive directors are eligible to join one of the Company’s pension schemes.

     The following table shows an analysis of the accrued pension benefits as at December 31, 2001 for executive directors participating in the Company’s defined benefits pension schemes during the period. Further information concerning the Company’s pension schemes is set out in Note 52 to the financial statements.

	Contributions from directors during 2001(6)	Increase in accrued pensions during 2001(1)(4)	Transfer value of the increase in accrued pensions during 2001(2)	Total accrued pensions as at December 31, 2001(3)	Total accrued pensions as at December 31, 2000

			(in £)
Executive directors
I Harley	15,488	43,883	607,767	291,087	239,307
T C W Ingram(5)	—	31,308	409,761	148,622	113,566
Y Jetha	36,101	27,120	327,169	104,611	—
D G Jones(7)	52,535	60,891	1,130,532	173,250	112,359
J King	2,585	28,999	493,748	158,104	124,981
M J Millington	2,915	27,380	373,225	145,031	113,892
M A Pain	3,603	18,698	157,275	84,447	63,649
A H Pople	11,931	21,644	205,852	104,720	80,422
I K Treacy	27,264	27,538	464,241	164,844	132,920
C N Villiers(8)	3,909	1,132	18,074	171,059	169,927

Totals	156,331	288,593	4,187,644	1,545,775	1,151,023

Notes:
1.	The increase in accrued pension during 2001 represents the increase in the annual pension which each director would be entitled to receive from normal retirement age (less the statutory inflationary increase of 3.3%, where relevant), if he/she had left service voluntarily at December 31, 2001 or at his actual retirement date if earlier.
2.	The transfer value of the increase in accrued pension represents the current capital sum which would be required, using demographic and financial assumptions, to produce an equivalent increase in accrued pension and ancillary benefits, excluding the statutory inflationary increase, and after deducting members’ contributions (including Additional Voluntary Contributions). Although the transfer value represents a liability to the Company, it is not a sum paid or due to be paid to the individual director and cannot therefore meaningfully be added to the annual remuneration.
3.	The accrued pension as at December 31, 2001 represents the annual pension which each director would be entitled to receive from normal retirement age if he/she had left service voluntarily at December 31, 2001 or at his/her actual retirement date if earlier.
4.	In most cases the figure for the increase in accrued pension during 2001 which appears in the table does not equal the difference between the total accrued pension as at December 31, 2001 and the total accrued pension as at December 31, 2000. The difference arises where the increase in accrued pension is stated after deducting the statutory inflationary increase which would have been applied to the deferred pension entitlement had the director left at the start of the year. This deduction had been made where directors have been in service for the whole year, and is made in order to present a figure showing that element of the increase which results from an extra full year of service and from changes in remuneration.
5.	T C W Ingram does not participate in the Company’s defined benefits pension scheme. His pension arrangements are on a defined contributions basis. However, the Company has agreed to provide additional benefits as if he were participating in the defined benefits scheme.
6.	Additional Voluntary Contributions made have been included in the above table where these payments result in an increase in the value of the directors’ pension entitlements.
7.	D G Jones resigned as a director on October 31, 2001. The greater part of the actuarial increase in transfer value in respect of D G Jones relates to the effect, on the year, of his full pension being paid immediately and the contractual requirement for his pension to be calculated as though his service has ceased three years later than his actual leaving date.
8.	C N Villiers retired as a director on January 31, 2001.

Interests of Directors and Officers
     In 2001, loans were made by the Group to 13 directors and the executive officers of the Group and connected persons and of these loans, principal amounts of £1,413,000 were outstanding as at December 31, 2001. See Note 54 to the Consolidated Financial Statements included elsewhere in this Annual Report for disclosures of deposits and investments made and insurance policies entered into by directors, executive officers and connected persons with the Group as at December 31, 2001.

     In 2001 there were no other transactions, arrangements or agreements with Abbey National or its subsidiaries in which directors or executive officers or persons connected with them had a material interest, other than options to subscribe for ordinary shares under the Abbey National Executive Share Option scheme, the Employee Sharesave scheme and the Employee Share Option scheme. No director had a material interest in any contract of significance other than a service contract with the Group, or any of its subsidiaries, at any time during the year.

     The following table sets forth the aggregate shareholdings, as at December 31, 2001, of the directors and executive officers of Abbey National as a group. No director or executive officer held more than one per cent of the Ordinary shares of Abbey National during the year ended December 31, 2001.

			% of
Title of Class	Owner	Number Owned	Class

	Directors and executive officers
Ordinary shares of nominal value 10p each	of Abbey National	443,580	0.03

Directors’ Share Interests
     The beneficial interests of directors and their immediate families in the ordinary shares of 10 pence each in the Company are shown below:

	Number of shares

	At	At	At
	January 1,	December 31,	March 8,
Ordinary shares	2001	2001	2002

L R Allen	4,000	4,000	4,000
Lord Burns	—	—	2,500
Lord Currie	—	—	—
I Harley	76,081	76,231	76,231
R M Hayden	4,000	4,000	4,000
T C W Ingram(1)	39,425	43,306	n/a
Y Jetha	32,159	32,315	32,315
J King (1)	45,964	44,939	n/a
M J Millington	37,752	84,057	84,057
P J Ogden	4,000	4,000	4,000
M A Pain	22,964	21,944	30,102
A H Pople	55,489	53,302	53,502
V Raddice	—	—	2,000
Lord Shuttleworth	832	868	868
I K Treacy(1)	49,364	49,364	n/a
Lord Tugendhat(2)	19,885	19,899	n/a
K S Woodley	5,160	5,160	5,160

Notes:
1.	T C W Ingram, J King and I K Treacy resigned as directors on February 28, 2002.
2.	Lord Tugendhat retired as Chairman on January 31, 2002.

Directors’ Share Interests continued

Share options	At January 1, 2001 or date of appointment				At December 31, 2000	Exercise price £	Market price at date of exercise £	Gain on exercise £	Date from which exercisable	Expiry date	Scheme
		Number of options:
		granted	exercised	lapsed/ cancelled

I Harley	568				568	6.07			04/01/02	09/30/02	Sharesave
	349				349	9.88			04/01/03	09/30/03	Sharesave
		1,117			1,117	9.06			04/01/06	10/01/06	Sharesave
	28,053				28,053	5.65			03/25/99	03/24/06	Executive
	36,379				36,379	5.91			09/09/99	09/08/06	Executive#
	150		150		—	5.91	10.39	672	09/09/99	09/08/06	Employee

	65,499	1,117	150		66,466			672

T C W Ingram	3,701		3,701		—	4.66	11.41	24,982	04/01/01	09/30/01	Sharesave
		1,862			1,862	9.06			04/01/06	10/01/06	Sharesave
	150				150	5.91			09/09/99	09/08/06	Employee

	3,851	1,862	3,701		2,012			24,982

Y Jetha	179		179		—	10.87	11.54	120	04/01/01	09/30/01	Sharesave
	342				342	5.65			04/01/03	09/30/03	Sharesave
		777			777	9.97			04/01/04	10/01/04	Sharesave
	16,991				16,991	5.65			03/25/99	03/24/06	Executive
	16,620				16,620	7.22			03/24/00	03/23/07	Executive
	11,342				11,342	11.70			03/13/01	03/12/08	Executive
	7,198				7,198	13.06			03/12/02	03/11/09	Executive
	4,179				4,179	6.46			03/09/03	03/09/10	Executive
	12,521				12,521	6.46			03/09/03	03/09/10	Executive
	7,235				7,235	7.48			08/11/03	08/10/10	Executive
	150				150	5.91			09/09/99	09/08/06	Employee

	76,757	777	179		77,355			120

J King	349				349	9.88			04/01/03	09/30/03	Sharesave
		582			582	9.97			04/01/04	10/01/04	Sharesave
	4,455				4,455	3.98			04/11/99	04/10/04	Executive
	23,181				23,181	5.91			09/09/99	09/08/06	Executive#
	150				150	5.91			09/09/99	09/08/06	Employee
	657				657	5.13			04/01/05	09/30/05	Sharesave

	28,792	582			29,374

M J Millington	1,315				1,315	5.13			04/01/05	09/30/05	Sharesave
	19,000		19,000		—	4.83	11.45	125,780	04/10/98	04/09/05	Executive
	20,353		20,353		—	5.65	11.45	118,047	03/25/99	03/24/06	Executive
	6,000		6,000		—	5.64	11.45	34,860	04/04/99	04/03/06	Executive
	17,451				17,451	7.22			03/24/00	03/23/07	Executive
	10,769				10,769	11.70			03/13/01	03/12/08	Executive
	300			150	150	5.91			09/09/99	09/08/06	Employee
	150			150	—	11.95			04/01/03	03/31/08	Employee

	75,338		45,353	300	29,685			278,687

M A Pain	1,285				1,285	6.07			04/01/04	09/30/04	Sharesave
	8,008				8,008	5.65			03/25/99	03/24/06	Executive
	13,850				13,850	7.22			03/24/00	03/23/07	Executive
	150				150	5.91			09/09/99	09/08/06	Employee
	1,973				1,973	5.13			04/01/05	09/30/05	Sharesave

	25,266				25,266

A H Pople	568				568	6.07			04/01/02	09/30/02	Sharesave
		1,117			1,117	9.06			04/01/06	10/01/06	Sharesave
	150				150	5.91			09/09/99	09/08/06	Employee
	657				657	5.13			04/01/05	09/30/05	Sharesave

	1,375	1,117			2,492

I K Treacy	25,042				25,042	5.91			09/09/99	09/08/06	Executive#
	150				150	5.91			09/09/99	09/08/06	Employee
	1,714				1,714	5.65			04/01/03	09/30/03	Sharesave

	26,906				26,906

Lord Tugendhat	1,714				1,714	5.65			04/01/03	09/30/03	Sharesave

	1,714				1,714

Directors’ Share Interests continued

Share options	At January 1, 2001 or date of appointment				At December 31, 2000	Exercise price £	Market price at date of exercise £	Gain on exercise £	Date from which exercisable	Expiry date	Scheme
		Number of options:
		granted	exercised	lapsed/ cancelled

Former directors
C N Villers(1)	568		456	112	—	6.07	11.66	2,549	02/01/01	07/31/01	Sharesave
	349		212	137	—	9.88	11.66	377	02/01/01	07/31/01	Sharesave
	9,612		9,612		—	4.68	11.04	61,132	02/01/01	07/31/01	Executive
	3,204		3,204		—	3.98	11.04	22,620	02/01/01	07/31/01	Executive
	32,086		32,086		—	4.83	11.04	199,254	02/01/01	07/31/01	Executive
	36,988		36,988		—	5.91	11.02	189,009	02/01/01	07/31/01	Executive#
	150		150		—	5.91	11.30	808	02/01/01	07/31/01	Executive

	82,957		82,708	249	—			475,749

D G Jones(2)	568				568	6.07			01/01/02	06/30/02	Sharesave
	179		179		—	10.87	11.33	82	04/01/01	09/30/01	Sharesave
	8,012				8,012	3.98			01/01/02	06/30/02	Executive
	36,106				36,106	5.65			01/01/02	06/30/02	Executive
	22,829				22,829	5.91			01/01/02	06/30/02	Executive#
	150				150	5.91			01/01/02	06/30/02	Executive
	1,052				1,052	5.13			01/01/02	06/30/02	Sharesave
		582			582	9.97			01/01/02	06/30/02	Sharesave

	68,896	582	179		69,299			82

# Replacement options

General notes:

1.	The executive share options detailed above are subject to performance conditions based on the average growth of earnings per ordinary share relative to the average increase in the retail price index in any three years prior to exercise.
2.	Executive share options granted since 1996 become exercisable if the average growth in earnings per ordinary share exceeds the average increase in the retail price index by 2%. Executive share options granted since 1997 become exercisable if the growth in earnings per ordinary share over a three year period exceeds the average increase in inflation by an average of at least 2% per annum, and the Company’s total shareholder return at least matches the median performing company in a group of specified financial institutions.
3.	The options refer to those granted under the Company’s Executive Share Option, Employee Share Option and Sharesave schemes, as set out in note 40 to the financial statements.
4.	Options shown under the headings ‘Number of options: granted, exercised or lapsed/cancelled’ refer to options granted, exercised or cancelled during the year.
5.	Market price at the date of exercise is the Middle Market Quotation, as derived from the London Stock Exchange Daily Official List. The market price of the shares on December 31, 2001 was 980p (December 29, 2000: 1219p) and the range during 2001 was 885p to 1305p.
6.	There have been no changes to the beneficial and other interests of the directors in the ordinary shares of the Company as shown above up to February 20, 2002.
7.	The gains made upon the exercise of options during the year are based on the amount by which the market value of shares on the date of exercise exceeded the option price irrespective of whether the shares were sold or retained.

Notes on former directors:

1.	C N Villers retired with effect from January 31, 2001. In accordance with the scheme rules, all options were exercisable from February 1, 2001 with an expiry date of July 31, 2001.
2.	D G Jones resigned with effect from October 31, 2001 and his employment ceased on December 31, 2001. In accordance with the scheme rules, all options were exercisable from January 1, 2002 with an expiry date of June 30, 2002.

   All employee share ownership scheme (partnership shares)
     I Harley, T C Ingram, Y Jetha, J King, M A Pain and A H Pople all participate in the Abbey National employee share ownership scheme (partnership shares) which is available to all eligible employees. Under this scheme, participants may make 12 monthly contributions, up to a maximum of £1,500 per annum, to acquire shares in Abbey National plc. These shares may be purchased within 30 days from May 31, 2002 at their market value on June 1, 2001 or, if lower, their market value on or shortly after May 31, 2002. The number of shares which may be acquired under this scheme by each of the above, calculated on the basis of the contributions they are making and the share price on June 1, 2001 (£12.35), is 121 shares. If the share price at May 31, 2002 (or shortly after) is lower then the number of shares may increase. Based on the shares price at December 31, 2001 (£9.80), 153 shares would be the maximum number that could be acquired by each of the above directors under the scheme.

   Long Term Incentive Plan
     Details of the Company’s ordinary shares over which the directors have conditional rights under the Long Term Incentive Plan are as follows:

Conditional rights	Conditional rights held under plan at January 1, 2001	Conditional rights granted during year	Shares awarded during year	Conditional rights lapsed during year	Conditional rights held under plan at December 31,2001

I Harley	77,986	38,640	19,468	5,083	92,075
T C W Ingram	44,722	22,481	11,681	3,050	52,472
D G Jones (4)	51,714	24,589	12,979	31,563	31,761
J King	33,193	16,510	8,652	2,259	38,792
M J Millington	33,193	18,617	8,652	2,259	40,889
M A Pain	40,595	22,481	9,734	2,541	50,801
A H Pople	46,482	23,886	12,113	3,163	55,092
I K Treacy	34,861	17,212	9,085	2,372	40,616
Y Jetha	—	15,456	—	—	15,456
C N Villiers	—	—	—	—	—

Shares held in trust	Shares held in trust at January 1, 2001	Shares awarded during year	Shares transferred during year	Shares held in trust at December 31, 2001	These shares are receivable in: 2002 2004

I Harley	4,882	19,468	—	24,350	14,616	9,734
T C W Ingram	3,568	11,681	—	15,249	9,408	5,841
D G Jones	4,506	12,979	—	17,485	17,485	—
J King	3,061	8,652	—	11,713	7,387	4,326
M J Millington	—	8,652	—	8,652	4,326	4,326
M A Pain	—	9,734	—	9,734	4,867	4,867
A H Pople	3,943	12,113	—	16,056	9,999	6,057
I K Treacy	3,286	9,085	—	12,371	7,828	4,543
Y Jetha	—	—	—	—	—	—
C N Villiers	4,694	—	—	4,694	4,694	—

Notes:
1.	Shares sufficient to satisfy the conditional rights granted under the LTIP during the year were bought in the market and are held by the Abbey National Employee Trust (the Trust), which is administered by an independent professional trustee. The cost of these conditional rights, net of write back of amortization of lapsed rights, is being credited/(charged) to the profit and loss account over the three year performance period to which they relate. In 2001, £379,945 (2000: £(2,219,976)) was credited/(charged) to the profit and loss account.
2.	Shares are awarded to directors upon the relevant performance criteria being met. Directors receive 50% of the shares awarded to them three years from the date the conditional rights are granted and the remainder five years from the same date. The shares awarded form part of directors’ emoluments in the year in which they are received and are disclosed at the value of the shares on the date of receipt by the directors.
3.	The aggregate maximum value of the conditional rights and shares held in trust shown above, based on the maximum number of shares that are receivable by the directors if the Company is ranked in the top quartile of both the relevant comparator groups, and on the market price of the Company’s ordinary shares at December 31, 2001, the last day of trading in 2001, 980p (2000: 1219p), would have been £5,551,141 (2000: £4,763,559). As stated above, all conditional rights are subject to performance criteria. The directors do not receive any of the shares if the Company is ranked below the median of both the relevant comparator groups. Shares held in trust are not subject to any further performance criteria.
4.	The entitlement of D G Jones over the conditional rights held at December 31, 2001 are subject to the relevant performance criteria being met. Such entitlement to the conditional rights has been determined pro-rata to the period of service completed within the three year performance period to which those rights relate.
5.	By virtue of their being potential beneficiaries of the Trust, each executive director is deemed, for the purpose of the Companies Act 1985, to have an interest in the shares held in the Trust. At December 31, 2001, the Trust held 604,362 ordinary shares (December 31, 2000: 604,362 ordinary shares) for the above-named directors.

Employees
     Abbey National has a ‘Partnership Agreement’ with ANGU, the Trade Union it recognizes for employee representation. Consultation takes place at both national and local levels. Regular relationship management meetings are held to ensure communication is open and two-way.

     Details of the number of staff employed by Abbey National are included in Note 1 to the Consolidated Financial Statements, included elsewhere in this Annual Report.

SHAREHOLDER INFORMATION

Dividends on Ordinary Shares
     Abbey National has paid dividends on its Ordinary Shares (defined below) every year without interruption since its incorporation in 1989. Abbey National pursues a progressive dividend policy (i.e. it is expected that the dividend will be increased year-on-year); this annual growth has been double digit in each of the last eleven years.

The dividends (including interim dividends) declared for each of the last five years were as follows:

Pence per 10 pence Ordinary Share
	2001	2000	1999	1998	1997

Interim	16.80	15.15	13.40	11.75	10.20
Final	33.20	30.35	26.85	23.55	20.50

Total	50.00	45.50	40.25	35.30	30.70

Cents per 10 pence Ordinary Share

	2001	2000	1999	1998	1997

Interim	24.36	22.66	21.64	19.54	16.45
Final	48.14	45.39	43.36	39.80	33.68

Total	72.50	68.05	65.00	59.34	50.13

     Dividends expressed in cents are translated from sterling at the Noon Buying Rate on December 31 of the year to which they relate (or the last business day in December if December 31 was not a business day that particular year). No representation is made that pounds sterling amounts have been, or could have been, or could be, converted into dollars at these rates.

Dividends on Dollar-denominated Preference Shares
     Dividends on the Non-cumulative Dollar-denominated Preference Shares, Series A and Series B, are paid quarterly at such rates as will, including the U.K. associated tax credit and before deduction of U.K. withholding tax (see ‘‘Taxation’’ below), result in annual dividends to holders amounting to 8 3/4% and 7 3/8% of the $25.00 issue price, respectively.

Trading Market for Ordinary Shares and American Depositary Shares
     The authorized ordinary share capital of Abbey National consists of 1,750,000,000 Ordinary Shares of nominal value 10 pence each (the ‘‘Ordinary Shares’’). At the close of business on December 31, 2001, 1,446,155,227 Ordinary Shares were issued and outstanding.

     There were 2,847 recorded holders of Ordinary Shares with U.S. addresses at December 31, 2001 whose shareholdings represented approximately 0.04% of total issued and outstanding Ordinary Shares on that date.

     The sole trading market for Abbey National Ordinary Shares is the London Stock Exchange. American Depositary Shares (‘‘ADSs’’), each representing two Ordinary Shares, may be traded in the U.S. over-the-counter market. As at the close of business on December 31, 2001, there were 3,405,870 ADSs outstanding for which 3 holders were registered.

Trading Market for Dollar-denominated Preference Shares and American Depositary Shares
     At December 31, 2001, Abbey National had outstanding 8,000,000 Series A Non-cumulative Dollar-denominated Preference Shares and 18,000,000 Series B Non-cumulative Dollar-denominated Preference Shares, nominal value $0.01 each. The Series A Preference Shares were issued in November 1996 and the Series B Preference Shares were issued in November 2001. Currently, the only trading market for these shares is the New

York Stock Exchange where they are traded in the form of Series A and Series B American Depositary Shares, respectively, each representing one Preference Share.

     At December 31, 2001, the Series A American Depositary Shares were held by 35 holders of record, all with U.S. addresses. The Series A American Depositary Shares traded on the New York Stock Exchange at prices ranging from a high of $26.8 to a low of $24.5 during 2001.

     At December 31, 2001, the Series B American Depositary Shares were held by 38 holders of record, all with U.S. addresses. The Series B American Depositary Shares traded on the New York Stock Exchange at prices ranging from a high of $26.8 to a low of $24.5 during 2001.

Share Price History
     The following tables show the high and low sale prices for the Ordinary Shares during the periods indicated, based on mid-market prices at the close of business on the London Stock Exchange for the following periods:

(i)	The five most recent financial years;
(ii)	Each financial quarter for the two most recent financial years; and
(iii)	Each of the six most recent months.
(i) Five most recent financial years
	Ordinary Shares

	High	Low

	(pence)
2001	1,305	885
2000	1,219	622
1999	1,435	939
1998	1,340	882
1997	1,147	715

(ii) Quarterly for the two most recent financial years
2001: Fourth quarter	1,112	926
Third quarter	1,259	885
Second quarter	1,305	1,105
First quarter	1,274	992
2000: Fourth quarter	1,219	823
Third quarter	899	711
Second quarter	939	732
First quarter	990	622

(iii) The six most recent months
March 2002, through March 8, 2002	980	959
February	1,075	953
January	1,088	984
December 2001	990	926
November	1,090	978
October	1,112	967

Note: Past performance of the Ordinary Shares, Preference Shares and related American Depositary Shares cannot be relied upon as a guide to future performance.

Major Shareholders
     As at December 31, 2001, Abbey National did not know, and had not been notified of any interest in the register maintained under Section 211 of the Companies Act, of any corporation, foreign government or other person that directly or indirectly owned a controlling interest in it.

     As at December 31, 2001 Abbey National had no major shareholders, defined as owning 5% or more of the outstanding ordinary share capital. There have been no significant changes in the percentage ownership of major shareholders in the past three years.

     There were 1,914,893 recorded holders of Ordinary Shares with U.K. addresses at December 31, 2001 whose shareholdings represented approximately 99.96% of total issued and outstanding Ordinary Shares on that date.

TAXATION

Taxation of Ordinary Shares, American Depositary Shares, Preference Shares, Series A American Depositary Shares and Series B American Depositary Shares
     The following is a summary of certain U.S. federal and U.K. tax considerations relevant to the acquisition, ownership and disposition of Ordinary Shares, non-cumulative dollar-denominated Preference Shares (‘‘Preference Shares’’), American Depositary Shares (‘‘ADS’’) and Preference Shares traded in the form of Series A American Depositary Shares and Series B American Depositary Shares by a holder that is a resident of the United States for purposes of, and is fully entitled to benefits under, the income tax convention between the United States and the United Kingdom (the ‘‘Treaty’’). A holder entitled to Treaty benefits (an ‘‘Eligible U.S. Holder’’) is defined below.

     For purposes of this summary, the term ‘‘Eligible U.S. Holder’’ means a beneficial owner of an Ordinary Share, Preference Share, ADS, Series A ADS or Series B ADS (and of the dividends paid thereon) that (i) is an individual resident of the United States, a U.S. corporation or is otherwise subject to U.S. federal income tax on a net income basis in respect of an Ordinary Share, Preference Share, ADS, Series A ADS or Series B ADS; and (ii) is not subject to one of the limitations on Treaty benefits listed below. Limitations on Treaty benefits apply to, and the term ‘‘Eligible U.S. Holder’’ does not include, a holder (i) that is also resident in the United Kingdom for U.K. tax purposes; (ii) that controls, directly or indirectly, 10% or more of the voting stock of Abbey National; or (iii) whose holding of Ordinary Shares, Preference Shares, ADS, Series A ADS or Series B ADS is effectively connected with a permanent establishment in the United Kingdom through which it carries on business or with a fixed base in the United Kingdom from which it performs independent personal services. Limitations on Treaty benefits also apply in certain circumstances to, and the term ‘‘Eligible U.S. Holder’’ does not include, a holder that (A) is an investment or holding company, 25% or more of the capital of which is owned, directly or indirectly, by persons that are not individual citizens or residents of the United States; (B) is exempt from federal income tax on dividends received from Abbey National; or (C) owns 10% or more of the class of shares of Abbey National in respect of which a dividend is paid. Prospective investors that are not Eligible U.S. Holders should consult their own tax advisers.

     This summary deals only with original purchasers that will hold Ordinary Shares, Preference Shares, ADS, Series A ADS or Series B ADS as capital assets, and does not address tax considerations applicable to investors that may be subject to special tax rules, such as banks, insurance companies, tax-exempt entities, dealers in securities, persons holding Ordinary Shares, Preference Shares, ADS, Series A ADS or Series B ADS as a position in a straddle conversion transaction, synthetic security or other integrated financial transaction and persons that have a ‘‘functional currency’’ other than the U.S. dollar. Investors should consult their own advisers as to the tax consequences of the purchase, ownership and disposition of Ordinary Shares, Preference Shares, ADS, Series A ADS or Series B ADS in light of their particular circumstances, including the effect of any state, local or other national laws.

     The statements regarding U.S. and U.K. tax laws set forth below are based on the Treaty and laws in force on the date hereof, which are subject to change. On July 24, 2001, representatives of the U.K. and U.S. signed a new income tax convention (the ‘‘New Treaty’’). As at the date hereof, the New Treaty has not yet been ratified by the U.S. Senate or the government of the U.K. and there can be no assurance that it will enter into force. Thus, the New Treaty does not currently have the force and effect of law. However, if it is ratified, the tax treatment of dividends paid to U.S. shareholders will change (see below).

     For purposes of the Treaty and the U.S. Internal Revenue Code of 1986, as amended, (the ‘‘Code’’), Eligible U.S. Holders of ADS, Series A ADS or Series B ADS will be treated as the beneficial owners of the Ordinary Shares or Preference Shares represented thereby.

Dividends
     Under existing U.K. law, individual shareholders receiving a dividend from Abbey National who are resident (for tax purposes) in the United Kingdom are entitled to a tax credit (the ‘‘associated U.K. tax credit’’) equal to one ninth of the dividend. The Treaty contains provisions that are intended to extend the benefits of the U.K. integrated tax system to Eligible U.S. Holders. The Treaty provides that Eligible U.S. Holders are entitled to receive a payment from the U.K. Inland Revenue equal to the amount of the associated U.K. tax credit, reduced by the U.K. withholding tax. However, under U.K. tax law, the amount of the associated U.K. tax credit will be fully offset by the U.K. withholding tax. Accordingly, Eligible U.S. Holders are no longer entitled to receive a net cash payment from the U.K. Inland Revenue. Abbey National is not otherwise required, under current U.K. tax legislation, to withhold any amounts in respect of United Kingdom income tax from any dividend payments that are made. It is no longer necessary to provide information to the U.K. Inland Revenue to establish a holder’s entitlement to Treaty benefits.

     Under new procedures recently announced by the Internal Revenue Service, to claim credits for U.K. withholding tax, an Eligible U.S. Holder must file an election on form 8833 with the holder’s income tax return for the relevant year. An Eligible U.S. Holder who makes such an election will be subject to U.S. taxation on the sum of the distributions received with respect to the Ordinary Shares or the Preference Shares and the associated U.K. tax credit (the ‘‘gross dividend’’). The gross dividend will constitute foreign source dividend income and will not be eligible for the dividend received deduction.

     If an Eligible U.S. Holder makes the election discussed above, the holder will be treated as paying U.K. withholding tax equal to the associated U.K. tax credit that, subject to generally applicable restrictions and limitations, may be claimed as a credit against the holder’s U.S. federal income tax liability or, at the election of the holder, may be deducted in computing taxable income. Foreign tax credits are not allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities or in respect of arrangements in which a holder’s expected economic profit, after non-U.S. taxes, is insubstantial. U.S. holders should consult their own advisers concerning the implications of these rules in light of their particular circumstances.

     If the New Treaty enters into force, you will no longer be entitled to the benefits discussed above, and will therefore not be able to claim a foreign tax credit in respect of any dividends that we pay. For this purpose, the New Treaty will generally be effective for amounts credited on or after the first day of the second month next following the date on which instruments of ratification are exchanged by the United Kingdom and United States governments, except that you may continue to receive the special foreign tax credit benefits described above for a 12 month period from such date if you elect to apply the Current Treaty in its entirety for such period.

     An eligible U.S. Holder must include in income the amount of any dividend paid in pounds at the equivalent U.S. dollar value of the pounds received calculated by reference to the exchange rate in effect on the date the dividend is received by the Eligible U.S. Holder, in the case of Ordinary Shares, or Preference Shares or by the depositary, in the case of ADSs or Series A ADSs, regardless of whether converted into U.S. dollars. Foreign currency exchange gain or loss, if any, realized on the sale or other disposition of the pounds will be ordinary income or loss to the Eligible U.S. Holder.

Capital Gains
     A Holder of an Ordinary Share, Preference Share, ADS or Series A ADS that is not resident (nor, in the case of an individual, ordinarily resident) in the United Kingdom for tax purposes normally will not be liable for U.K. taxation on any capital gain realized on the disposal of an Ordinary Share, Preference Share, ADS or Series A ADS unless such Holder carries on a trade, profession or vocation in the United Kingdom through a branch or agency and such Share or ADS is or has been used, or acquired, for the purposes of such trade, profession or vocation, or such branch or agency.

     Upon the sale or exchange of an Ordinary Share, Preference Share, ADS or Series A ADS, an Eligible U.S. Holder will generally recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized and the holder’s tax basis in the Ordinary Share, Preference Share, ADS or Series A ADS.

     An Eligible U.S. Holder normally will not be liable for U.K. taxation on redemption by Abbey National of a Preference Share.

     The redemption by Abbey National of a Preference Share will constitute a taxable transaction for U.S. federal income tax purposes on which an Eligible U.S. Holder generally will recognize capital gain or loss (assuming that such holder does not own, and is not deemed to own, any other equity interest in Abbey National). U.S. holders are advised to consult their own tax advisers as to the U.K. tax and U.S. federal income tax consequences of a redemption of the Preference Shares.

U.K. Stamp Taxes
     No U.K. stamp duty will be payable on the transfer of, or agreement to transfer, an ADS or Series A ADS or beneficial ownership of an ADS or Series A ADS, provided that the ADS or Series A ADS and any separate instrument of transfer or written agreement to transfer is executed and remains at all times outside the United Kingdom. No U.K. stamp duty reserve tax will be payable in respect of an agreement to transfer ADSs or Series A ADSs or beneficial ownership of ADSs or Series A ADSs.

     U.K. stamp duty or stamp duty reserve tax will normally be payable on or in respect of transfers of the Ordinary Shares or Preference Shares and accordingly any holder who acquires or intends to acquire Ordinary Shares or Preference Shares is advised to consult his own professional advisers in relation to U.K. stamp duty and stamp duty reserve tax.

(Intentionally left blank)

STATEMENT OF DIRECTORS’ RESPONSIBILITIES

     The following statement, which should be read in conjunction with the Auditors’ reports set out below, is made with a view to distinguishing for shareholders the respective responsibilities of the directors and of the Auditors in relation to the financial statements.

     The directors of Abbey National plc are required by United Kingdom company law to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Group as at the end of the financial year, and of the profit for the Group for the year. They are also responsible for ensuring that proper and adequate accounting records have been maintained and that reasonable procedures have been followed for safeguarding the assets of the Group and for preventing and detecting fraud and other irregularities.

In respect of the financial statements the directors are required to:

•	ensure that suitable accounting policies, which follow generally accepted accounting practice, have been applied consistently;
•	ensure that reasonable and prudent judgments and estimates have been used in the preparation of the financial statements;
•	prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business; and
•	state whether applicable United Kingdom accounting standards have been followed and to disclose and explain any material departures in the financial statements.

REPORT OF INDEPENDENT ACCOUNTANTS
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF ABBEY NATIONAL plc

     We have audited the Consolidated Financial Statements of Abbey National plc and its subsidiary undertakings for each of the three years in the period ended 31 December 2001 on pages F-3 to F-92 inclusive. These Consolidated Financial Statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United Kingdom, and in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the Consolidated Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Consolidated Financial Statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall account presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the Consolidated Financial Statements referred to above present fairly, in all material respects, the consolidated financial position of Abbey National plc and its subsidiary undertakings at 31 December 2001 and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2001, in conformity with accounting principles generally accepted in the United Kingdom.

     Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America as set out in Note 55 to the Consolidated Financial Statements.

Deloitte & Touche
Chartered Accountants
London, England.
22 March 2002

     CONSOLIDATED PROFIT AND LOSS ACCOUNT
FOR THE YEARS ENDED 31 DECEMBER 2001, 2000, AND 1999

2001	2000	1999
Notes	Total	Total	Total

£m	£m	£m
Interest receivable:
Interest receivable and similar income arising from debt securities	3,543	3,968	2,902
Other interest receivable and similar income	2	6,698	7,242	6,327
Interest payable	4	(7,530)	(8,530)	(6,568)

Net interest income	2,711	2,680	2,661

Dividend income	5	3	3	2
Fees and commissions receivable	806	867	737
Fees and commissions payable	(275)	(269)	(246)
Dealing profits	6	176	116	98
Other income:
Income from long term assurance business	20	345	240	196
Other operating income	7	788	657	354

Total operating income	4,554	4,294	3,802

Administrative expenses	8	(1,699)	(1,681)	(1,496)
Depreciation on fixed assets excluding operating lease assets	25	(115)	(122)	(108)
Depreciation on operating lease assets	26	(256)	(178)	(52)
Amortization of goodwill	24	(36)	(12)	(11)

Depreciation and amortization	(407)	(312)	(171)
Provisions:
Provisions for bad and doubtful debts	9	(263)	(273)	(303)
Provisions for contingent liabilities and commitments	37	9	(21)	(23)
Amounts written off fixed asset investments	(256)	(32)	(26)

Operating profit and profit on ordinary activities before tax	1,938	1,975	1,783
Tax on profit on ordinary activities	10	(603)	(559)	(522)

Profit on ordinary activities after tax	1,335	1,416	1,261
Minority interests — non-equity	39	(59)	(51)	—

Profit for the financial year attributable to the shareholders of Abbey National plc	1,276	1,365	1,261

Transfer to non-distributable reserve	41	(167)	(156)	(13)
Dividends including amounts attributable to non-equity interests	11	(762)	(687)	(610)
Other non-equity interest appropriations	42	(19)	—	—

Retained profit for the financial year	328	522	638

Profit on ordinary activities before tax includes for acquired operations	25	—	—
Earnings per ordinary share — basic	12	84.9	p	93.4	p	86.2	p
Earnings per ordinary share — diluted	12	84.3	p	92.8	p	85.5	p

     The Group’s results as reported are in all material respects on a historical cost basis. Accordingly, no note of historical cost profits and losses has been presented.

     All results arise from continuing operations.

CONSOLIDATED BALANCE SHEET AS AT 31 DECEMBER 2001 AND 2000

			Notes	2001	2001	2000	2000

				£m	£m	£m	£m
Assets
Cash and balances at central banks					494		437
Treasury bills and other eligible bills			13		2,489		1,159
Loans and advances to banks			14		9,874		12,168
Loans and advances to customers				78,650		81,752
Loans and advances to customers subject to securitization		.	16	18,883		7,927
Less: non-returnable finance				(12,952)		(4,629)

Loans and advances to customers after non-returnable finance			15		84,581		85,050
Net investment in finance leases			17		4,738		5,192
Debt securities			18		67,858		68,972
Equity shares and other similar interests			19		815		601
Long term assurance business			20		2,015		1,538
Interests in associated undertakings			21		59		57
Intangible fixed assets			24		1,243		245
Tangible fixed assets excluding operating lease assets			25	356		389
Operating lease assets			26	2,522		1,963

Tangible fixed assets					2,878		2,352
Other assets			27		4,773		4,351
Prepayments and accrued income			28		2,531		3,186
Assets of long term assurance funds			20		30,558		19,083

Total assets					214,906		204,391

Liabilities
Deposits by banks			30		24,945		34,996
Customer accounts			31		74,259		66,795
Debt securities in issue			32		54,413		57,078
Dividend proposed					482		433
Other liabilities			33		10,570		7,948
Accruals and deferred income			34		2,903		3,250
Provisions for liabilities and charges			35		1,454		1,443
Subordinated liabilities including convertible debt			38		6,590		5,871
Liabilities of long term assurance funds			20		30,558		19,083
Minority interests –non-equity			39		681		664

					206,855		197,561

Called up share capital	— ordinary shares		40	145		143
	— preference shares		40	325		325
Share premium account			40	2,050		1,610
Reserves			41	770		616
Reserve capital instruments			42	297		—
Profit and loss account			41	4,464		4,136

Shareholders’ funds including non-equity interests			43		8,051		6,830

Total liabilities					214,906		204,391

Memorandum items
Contingent liabilities
Guarantees and assets pledged as collateral security			45		2,393		2,134
Other contingent liabilities			46		129		299

					2,522		2,433

Commitments
Obligations under stock borrowing and lending agreements		.	47		22,221		19,763
Other commitments			47		5,848		8,047

					28,069		27,810

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES FOR THE YEARS ENDED 31 DECEMBER 2001, 2000 AND 1999

	Notes	2001	2000	1999

		£m	£m	£m
Profit attributable to the shareholders of Abbey National plc		1,276	1,365	1,261
Translation differences on foreign currency net investment	43	—	—	(1)
Unrealised surplus on revaluation of investment properties	43	—	11	3

Total recognised gains relating to the year		1,276	1,376	1,263

CONSOLIDATED CASH FLOW STATEMENT FOR THE YEARS ENDED 31 DECEMBER 2001, 2000 AND 1999

	Notes		2001	2000	1999

			£m	£m	£m
Net cash inflow from operating activities	51	a	1,740	6,093	10,527
Returns on investments and servicing of finance:
Interest paid on subordinated liabilities			(323)	(289)	(198)
Preference dividends paid			(42)	(38)	(41)
Payments to non-equity minority interests			(59)	(51)	—

Net cash outflow from returns on investments and
servicing of finance			(424)	(378)	(239)

Taxation:
UK corporation tax paid			(438)	(402)	(316)
Overseas tax paid			(8)	(4)	(3)

Total taxation paid			(446)	(406)	(319)

Capital expenditure and financial investment:
Purchases of investment securities			(17,781)	(18,169)	(20,384)
Sales of investment securities			3,282	4,971	4,166
Redemptions and maturities of investment securities			13,993	10,898	7,383
Purchases of tangible fixed assets			(1,001)	(502)	(364)
Sales of tangible fixed assets			197	508	95
Transfers from (to) life assurance funds			43	(328)	(145)

Net cash outflow from capital expenditure and financial investment			(1,267)	(2,622)	(9,249)

Acquisitions and disposals	51	e,g	(371)	(968)	(30)
Equity dividends paid			(570)	(548)	(520)

Net cash (outflow) inflow before financing			(1,338)	1,171	170

Financing:
Issue of ordinary share capital			27	11	18
Issue of preferred securities			—	620	—
Issue of loan capital			686	1,355	1,525
Issue of reserve capital instrument			297	—	—
Issue of preference share capital			298	—	—
Repayments of loan capital			—	(365)	(195)

Net cash inflow from financing	51	c	1,308	1,621	1,348

(Decrease) increase in cash	51	b	(30)	2,792	1,518

For the purposes of the consolidated cash flow statement, cash includes all cash in hand and loans and advances to banks repayable on demand without notice or penalty, including amounts denominated in foreign currencies.

ACCOUNTING POLICIES

Basis of presentation
     The consolidated financial statements are prepared in accordance with the special provisions of Part VII of the Companies Act 1985 applicable to banking companies and banking groups.

Accounting convention
     The Group prepares its financial statements under the historical cost convention, modified by the revaluation of certain assets. They are prepared in accordance with applicable accounting standards of the Accounting Standards Board and pronouncements of its Urgent Issues Task Force and with the Statements of Recommended Accounting Practice issued by the British Bankers’ Association and the Irish Bankers’ Federation. Accounting policies are reviewed regularly to ensure they are the most appropriate to the circumstances of the Group for the purposes of giving a true and fair view.

Basis of consolidation
     The Group financial statements comprise the financial statements of Abbey National plc and all its subsidiary undertakings. The accounting reference date of Abbey National plc and its subsidiary undertakings is 31 December, with the exception of those leasing, investment, insurance and funding companies, which, because of commercial considerations, have various accounting reference dates. The financial statements of these subsidiaries have been consolidated on the basis of interim financial statements for the period to 31 December 2001.

     The assets and liabilities of the long term assurance funds are presented separately from those of other businesses in order to reflect the different nature of the shareholders’ interest therein.

Interests in subsidiary undertakings and associated undertakings
     The Group’s interests in associated undertakings are stated as the Group’s share of the book value of the net assets of the associated undertakings.

Goodwill
     Goodwill arising on consolidation as a result of the acquisitions of subsidiary undertakings and the purchase of businesses after 1 January 1998 is capitalized under the heading Intangible fixed assets and amortized on a straight line basis over its expected useful economic life. Such goodwill is subject to review for impairment in accordance with FRS 11, ‘Impairment of fixed assets and goodwill’ (see below). The useful economic life is calculated using a valuation model which determines the period of time over which returns are expected to exceed the cost of capital, subject to a maximum period of 20 years.

     Goodwill arising on consolidation as a result of the acquisitions of subsidiary undertakings, and the purchase of businesses prior to 1 January 1998, has previously been taken to reserves. On disposal of subsidiary undertakings and businesses, such goodwill is charged to the profit and loss account balanced by an equal credit to reserves. Where such goodwill in continuing businesses has suffered an impairment, a similar charge to the profit and loss account and credit to reserves is made.

Impairment of fixed assets and goodwill
     Tangible fixed assets, other than investment properties, and goodwill are subject to review for impairment in accordance with FRS 11. The carrying values of tangible fixed assets and goodwill are written down by the amount of any impairment, and the loss is recognized in the profit and loss account in the period in which this occurs. Should an external event reverse the effects of a previous impairment, the carrying value of the tangible fixed assets and goodwill may be written up to a value no higher than the original depreciated or amortized cost.

Depreciation
     Tangible fixed assets excluding operating lease assets are depreciated on a straight line basis over their estimated useful lives, as follows:

Premises and Equipment
Freehold buildings:	100 years
Long and short leasehold premises:	Over the remainder of the lease, with a maximum of 100 years. Acquisition premiums are depreciated over the period to the next rent review.
No depreciation is provided on freehold land.
Office fixtures, equipment and furniture:	5 to 8 years
Computer equipment:	3 to 5 years
For a description of depreciation on operating lease assets, see ‘Assets leased to customers’ below.

Interest receivable and payable
     Interest receivable and payable is recognized in the profit and loss account as it accrues. Interest is suspended where due but not received on loans and advances in arrears where recovery is doubtful. The amounts suspended are excluded from interest receivable on loans and advances until recovered.

Fees, commissions and dividends receivable
     Fees and commissions receivable in respect of services provided are taken to the profit and loss account when the related services are performed. Where fees, commissions and dividends are in the nature of interest, these are taken to the profit and loss account on a systematic basis over the expected life of the transaction to which they relate, and are included under the heading, Interest receivable. Income on investments in equity shares and other similar interests is recognized as and when dividends are received, and included within Dividend income. Fees received on loans with high loan-to-value ratios are accounted for as described under Deferred income.

Lending-related fees and commissions payable and discounts
     Under certain schemes, payments and discounts may be made to customers as incentives to take out loans. It is usually a condition of such schemes that incentive payments are recoverable by way of early redemption penalty charges in the event of redemption within a specified period, ‘the penalty period’, and it is the Group’s policy and normal practice to make such charges. Such incentive payments are charged to the profit and loss account over the penalty period where their cost is recoverable from the net interest income earned from the related loans over the penalty period, or from the penalty charge in the event of early redemption. When the related loan is redeemed, sold or becomes impaired any amounts previously unamortised are charged to the profit and loss account. The profit and loss account charge for such amounts is included under the heading, Interest receivable.

     Commissions payable to introducers in respect of obtaining certain lending business, where this is the primary form of distribution, are charged to the profit and loss account over the anticipated life of the loans. The profit and loss account charge for such commissions is included under the heading, Fees and commissions payable.

Dealing profits
     Dealing profits include movements in prices on a mark to market basis, including accrued interest, on trading derivatives. Dealing profits also include movements in prices, on a mark to market basis excluding accrued interest, on trading debt securities and trading treasury and other eligible bills.

Deferred income
     The arrangement of certain UK loans and advances secured on residential properties with high loan-to-value ratios may result in a fee being charged.

     In the Group accounts, such fees are deferred and are included in the balance sheet under the heading, Accruals and deferred income. The deferred income balance is taken to the profit and loss account over the average anticipated life of the loan and is included under the heading, Other operating income.

Pensions
     Where pensions are provided by means of a funded defined benefits scheme, annual contributions are based on actuarial advice. The expected cost of providing pensions is recognized on a systematic basis over the expected average remaining service lives of members of the scheme.

Provisions for bad and doubtful debts
     Specific provision is established for all impaired loans where it is likely that some of the capital will not be repaid or, where the loan is secured, recovered through enforcement of security. No provision is made where the security is in excess of the secured advance. Default is taken to be likely after a specified period of repayment default. The length of the default period depends on the nature of the advance and is generally no more than three months. Once a loan is considered impaired, an assessment of the likelihood of collecting the principal of these loans is made. This assessment is made using statistical techniques developed based on previous experience and on management judgment of economic conditions. These techniques estimate the propensity of loans to result in losses net of any recovery where applicable.

     A general provision is made against loans and advances to cover bad and doubtful debts which have not been separately identified, but which are from experience to be present in portfolios of loans and advances. The general provision is determined using management judgment given past loss experience, lending quality and economic prospects, and is supplemented by formulaic calculations.

     The specific and general provisions are deducted from loans and advances. Provision made during the year, less amounts released and recoveries of amounts written off in previous years are charged to the profit and loss account.

Foreign currency translation
     Income and expenses arising in foreign currencies are translated into sterling at the average rates of exchange over the accounting period unless they are hedged in which case the relevant hedge rate is applied. Dividends are translated at the rate prevailing on the date the dividend is receivable. Monetary assets and liabilities denominated in foreign currencies are translated into sterling at the rates of exchange current at the balance sheet date. In the Group financial statements, exchange differences on the translation of the opening net assets of foreign Group undertakings to the closing rate of exchange are taken to reserves, as are those differences resulting from the restatement of the profits and losses of foreign Group undertakings from average to closing rates. Exchange differences arising on the translation of foreign currency borrowings used to hedge investments in overseas undertakings are taken directly to reserves and offset against the corresponding exchange differences arising on the translation of the investments. Other translation differences are dealt with through the profit and loss account.

Securities
     Debt securities, equity shares and other similar interests held for investment purposes are stated at cost, adjusted for any amortization of premium or discount on an appropriate basis over their estimated remaining lives. Provision is made for any impairment. Investment securities are intended for use on a continuing basis by the Group and have been identified as such.

     In accordance with industry practice, securities which are not held for the purpose of investment and the associated funding of these assets are stated at market value and profits and losses arising from this revaluation are taken directly to the profit and loss account. The net return on these assets, excluding interest, appears in Dealing profits in the profit and loss account. This net return comprises the revaluation profit and loss referred to above, plus profits and losses on disposal of these assets. The difference between the cost and market value of securities not held for investment is not disclosed as its determination is not practicable.

     Where securities are transferred from portfolios held for investment purposes to portfolios held for other purposes, the securities are transferred at market value. Gains and losses on these transfers are taken directly to the profit and loss account, and are included within Other operating income.

     Interests in securities are recognized as assets or, in the case of short positions, liabilities, at the date at which the commitment to purchase or sell is considered to be binding.

     Securities sold subject to sale and repurchase agreements are retained on the balance sheet where the risks and rewards of ownership of the securities remain with the Group. Similarly, securities purchased subject to purchase and resale agreements are treated as collateralized lending transactions where the Group does not acquire the risks and rewards of ownership.

Sale and repurchase agreements
     The Group enters into purchase and resale and sale and repurchase agreements as part of its money market business. These amounts are included within Loans and advances to banks, Loans and advances to customers, Deposits by banks and Customer accounts. The difference between sale and repurchase and purchase and resale prices for such transactions is charged or credited to the profit and loss account over the life of the relevant transactions within Interest receivable and Interest payable.

Stock borrowing and lending agreements
     The Group enters into stock borrowing and lending agreements as a means of carrying out its money market business. In addition, stock borrowing and lending agreements are entered into for the purpose of acquiring and selling equities. Obligations taken on pursuant to entering into such agreements are reported as Commitments.

     Income earned and expense paid on stock borrowing and lending agreements is reported as Fees and commissions receivable and Fees and commissions payable, except when in the nature of interest, in which case they are reported as Interest receivable and Interest payable.

Deferred Taxation
     Deferred taxation is accounted for where it is probable that a liability or asset will arise. Provision is calculated at rates expected to be applicable when the liability or asset crystallizes.

Subordinated Liabilities Including Convertible Debt and Debt Securities in Issue
     Premiums, discounts and expenses relating to bonds and notes issued as part of the Group’s funding programme are amortized over the life of the underlying transaction. Bonds and notes issued are therefore stated at net issue proceeds adjusted for amortization. Where premiums, discounts and expenses are matched by swap fees, the presentation of these premiums, discounts and expenses has been matched with the presentation of the swap fees, in Prepayments and accrued income and Accruals and deferred income.

Derivatives
     Transactions are undertaken in derivative financial instruments, (‘derivatives’), which include interest rate swaps, cross-currency swaps, futures, equity and credit derivatives, options and similar instruments for both trading and non-trading purposes.

     Derivatives classified as trading are held for market making or portfolio management purposes within the Group’s trading books. Trading book activity is the buying and selling of financial instruments in order to take advantage of short term changes in market prices or for market making purposes in order to facilitate customer requirements. Trading derivatives are carried at market value in the balance sheet within Other assets and Other liabilities. Valuation adjustments to cover credit and market liquidity risks and future administration costs are made. Positive and negative market values of trading derivatives are offset where the contracts have been entered into under master netting agreements or other arrangements that represent a legally enforceable right of set-off which will survive the liquidation of either party. Gains and losses are taken directly to the profit and loss account and reported within Dealing profits.

     Derivatives classified as non-trading are those entered into for the purpose of matching or eliminating risk from potential movements in foreign exchange rates, interest rates, and equity prices inherent in the Group’s non-trading assets, liabilities and positions. Non-trading assets, liabilities and positions are those intended for use on a continuing basis in the activities of the Group.

     A derivative is designated as non-trading where there is an offset between the effects of potential movements in market rates on the derivative and designated non-trading asset, liability or position being hedged. Non-trading derivatives are reviewed regularly for their effectiveness as hedges. Non-trading derivatives are initially recorded at cost and accounted for on an accruals basis, consistent with the assets, liabilities, or positions being hedged. Income and expense on non-trading derivatives are recognized as they accrue over the life of the instruments as an adjustment to interest receivable or payable.

     Where a non-trading derivative no longer represents a hedge because either the underlying non-trading asset, liability or position has been de-recognized, or transferred into a trading portfolio, or the effectiveness of the hedge has been undermined, it is restated at market value and any change in value is taken directly to the profit and loss account and reported within Other operating income. Thereafter the derivative is classified as trading or redesignated as a hedge of a non-trading item and accounted for accordingly.

     In other circumstances, where non-trading derivatives are reclassified as trading or where non-trading derivatives are terminated, any resulting gains and losses are amortized over the remaining life of the hedged asset, liability or position. Unamortised gains and losses are reported within Prepayments and accrued interest and Accruals and deferred income respectively on the balance sheet.

     Derivatives hedging anticipatory transactions are accounted for on a basis consistent with the relevant type of transaction.

     Where anticipatory transactions do not actually occur, related derivatives are restated at fair value and changes in value are taken directly to the profit and loss account and reported within Other operating income. Where retained, such derivatives are reclassified as trading or re-designated as a hedge of a non-trading item and accounted for accordingly.

Assets leased to customers
     Assets leased to customers under agreements which transfer substantially all the risks and rewards associated with ownership, other than legal title, are classified as finance leases. All other assets leased to customers are classified as operating lease assets. The net investment in finance leases represents total minimum lease payments less gross earnings allocated to future periods. Income from finance leases is credited to the profit and loss account using the actuarial after tax method to give a constant periodic rate of return on the net cash investment.

     Operating lease assets are reported at cost less depreciation. They are shown as a separate class of tangible fixed asset because they are held for a different purpose to tangible fixed assets used in administrative functions. In the profit and loss account, income in respect of operating lease assets is reported within Other operating income, and depreciation on operating lease assets is reported within Depreciation and amortization.

     The Group selects the most appropriate method for recognition of income and depreciation according to the nature of the lease. This is determined by various factors including the length of the lease in proportion to the total economic life of the asset, any terms providing protection against early cancellation and the amount of income retained in the lease to cover future uncertainties in respect of the realization of residual values. For a large proportion of the Group’s operating leases, the most appropriate method of accounting for income and depreciation is the actuarial after tax method. Other operating leases are accounted for on a straight line basis.

Securitizations
     Certain Group undertakings have issued debt securities, or have entered into funding arrangements with lenders, in order to finance the purchase of certain portfolios of loan and investment assets. These obligations are secured on the assets of the undertakings. Where the conditions for linked presentation as stipulated in FRS 5 are met, the proceeds of the note issues (to the extent that there is recourse) are shown deducted from the securitized assets on the face of the balance sheet.

Long term assurance business
     The value of the long term assurance business represents the value of the shareholders’ interest in the long term assurance funds, which consists of the present value of the surplus expected to emerge in the future from business currently in force, together with the Group’s shareholders’ interest in the surplus retained within the long term assurance funds.

     In determining this value, assumptions relating to future mortality, persistency and levels of expenses are based on experience of the business concerned. The surplus expected to emerge in the future is discounted at a risk-adjusted discount rate after provision has been made for taxation. Changes in the value, which is determined on a post-tax basis, are included in the profit and loss account grossed up at the effective rate of tax. The post-tax increase in the value is treated as non-distributable until it emerges as part of the surplus arising during the year.

     The values of the assets and liabilities of the long term assurance funds are based on the amounts included in the financial statements of the Life Assurance companies. The values are determined in accordance with the terms of the Companies Act 1985 (Insurance Companies Accounts) Regulations 1993, adjusted for the purposes of inclusion in the Group financial statements in order to be consistent with the Group’s accounting policies and presentation, where a separate asset is established to account for the value of long term assurance business.

Reserve capital instruments
     Reserve capital instruments (RCIs) are unsecured securities, subordinated to the claims of unsubordinated and subordinated creditors. RCIs are included within non-equity shareholders’ funds, with interest payable on the RCIs included within other non-equity interest appropriations.

NOTES TO THE FINANCIAL STATEMENTS

1. Segmental analysis
a) By class of business

	Retail Banking £m	Wholesale Banking £m	Business to Business £m	Business to Consumer £m	Group Infrastructure £m	Group Total £m

2001
Net interest income	1,545	508	578	104	(24)	2,711
Other income and charges	807	590	269	30	147	1,843

Total operating income	2,352	1,098	847	134	123	4,554
Operating expenses excluding depreciation on operating lease assets	(912)	(186)	(333)	(163)	(256)	(1,850)
Depreciation on operating lease assets	—	(152)	(104)	—	—	(256)
Provisions for bad and doubtful debts	(129)	—	(126)	(8)	—	(263)
Provisions for contingent liabilities and commitments	(8)	—	—	—	17	9
Amounts written off fixed asset investments	—	(256)	—	—	—	(256)

Profit (loss) before taxation	1,303	504	284	(37)	(116)	1,938

Includes for: acquired operations	—	(6)	30	2	(1)	25
Total assets	65,827	101,091	41,437	5,850	701	214,906
Net assets	2,834	2,772	1,645	144	656	8,051
The average number of staff employed by the Group during the year was as follows:
Employees	16,445	908	7,365	1,427	4,425	30,570

2000
Net interest income	1,578	441	593	76	(8)	2,680
Other income and charges	810	423	180	56	145	1,614

Total operating income	2,388	864	773	132	137	4,294
Operating expenses excluding depreciation on operating lease assets	(944)	(155)	(326)	(177)	(213)	(1,815)
Depreciation on operating lease assets	—	(100)	(78)	—	—	(178)
Provisions for bad and doubtful debts	(150)	—	(120)	(2)	(1)	(273)
Provisions for contingent liabilities and commitments	(11)	—	5	(3)	(12)	(21)
Amounts written off fixed asset investments	—	(34)	—	2	—	(32)

Profit (loss) before taxation	1,283	575	254	(48)	(89)	1,975

Total assets	69,097	102,495	26,722	5,517	560	204,391
Net assets	2,674	2,510	1,231	129	286	6,830
The average number of staff employed by the Group during the year was as follows:
Employees	18,141	702	6,750	1,465	4,210	31,268

1999
Net interest income	1,624	393	593	62	(11)	2,661
Other income and charges	667	169	130	46	129	1,141

Total operating income	2,291	562	723	108	118	3,802
Operating expenses excluding depreciation on operating lease assets	(882)	(115)	(298)	(107)	(186)	(1,588)
Depreciation on operating lease assets	—	(2)	(50)	—	—	(52)
Provisions for bad and doubtful debts	(167)	—	(136)	—	—	(303)
Provisions for contingent liabilities and commitments	(15)	—	(5)	—	(3)	(23)
Amounts written off fixed asset investments	—	(26)	—	—	—	(26)

Profit (loss) before taxation and exceptional items	1,227	419	234	1	(71)	1,810
Year 2000 and EMU costs	(16)	(2)	(7)	(1)	(1)	(27)

Profit (loss) before taxation	1,211	417	227	—	(72)	1,783

Total assets	68,943	81,741	25,087	4,491	482	180,744
Net assets	2,740	2,087	1,442	107	(298)	6,078
The average number of staff employed by the Group during the year was as follows:
Employees	18,005	561	6,693	1,141	2,809	29,209

     Consistent with previous years, when arriving at the segmental analysis, certain adjustments have been made. They include an adjustment to reflect the capital notionally absorbed by each segment, based on the Group’s Financial Services Authority regulatory requirements, and an allocation across the segments of the earnings on Group reserves.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

b) By geographical region

	UK £m	Europe (excluding UK) £m	United States £m	Rest of World £m	Group Total £m

2001
Net interest income	2,549	134	28	—	2,711
Dividend income	1	2	—	—	3
Net fees and commissions receivable	551	(20)	—	—	531
Dealing profits	180	—	(4)	—	176
Other operating income	1,093	40	—	—	1,133

Total operating income	4,374	156	24	—	4,554
Operating expenses excluding depreciation on operating lease assets	(1,765)	(82)	(2)	(1)	(1,850)
Depreciation on operating lease assets	(243)	(13)	—	—	(256)
Provisions for bad and doubtful debts	(263)	—	—	—	(263)
Provisions for contingent liabilities and commitments	9	—	—	—	9
Amounts written off fixed asset investments	(256)	—	—	—	(256)

Profit (loss) before taxation	1,856	61	22	(1)	1,938

Total assets	186,260	17,240	11,290	116	214,906
Net assets	7,324	412	311	4	8,051

2000
Net interest income	2,591	89	—	—	2,680
Dividend income	1	2	—	—	3
Net fees and commissions receivable	591	7	—	—	598
Dealing profits	111	5	—	—	116
Other operating income	886	11	—	—	897

Total operating income	4,180	114	—	—	4,294
Operating expenses excluding depreciation on operating lease assets	(1,741)	(74)	—	—	(1,815)
Depreciation on operating lease assets	(178)	—	—	—	(178)
Provisions for bad and doubtful debts	(271)	(2)	—	—	(273)
Provisions for contingent liabilities and commitments	(21)	—	—	—	(21)
Amounts written off fixed asset investments	(34)	2	—	—	(32)

Profit before taxation	1,935	40	—	—	1,975

Total assets	190,291	14,100	—	—	204,391
Net assets	6,523	307	—	—	6,830

1999
Net interest income	2,569	92	—	—	2,661
Dividend income	1	1	—	—	2
Net fees and commissions receivable	485	6	—	—	491
Dealing profits	104	(6)	—	—	98
Other operating income	538	12	—	—	550

Total operating income	3,697	105	—	—	3,802
Operating expenses excluding depreciation on operating lease assets	(1,518)	(70)	—	—	(1,588)
Depreciation on operating lease assets	(52)	—	—	—	(52)
Provisions for bad and doubtful debts	(299)	(4)	—	—	(303)
Provisions for contingent liabilities and commitments	(22)	(1)	—	—	(23)
Amounts written off fixed asset investments	(26)	—	—	—	(26)

Profit before taxation and exceptional items	1,780	30	—	—	1,810
Year 2000 and EMU costs	(27)	—	—	—	(27)

Profit before taxation	1,753	30	—	—	1,783

Total assets	168,297	12,447	—	—	180,744
Net assets	5,809	269	—	—	6,078

NOTES TO THE FINANCIAL STATEMENTS (Continued)

2. Other interest receivable and similar income

	2001	2000	1999

	£m	£m	£m
On secured advances	4,515	5,227	4,550
On unsecured advances	1,049	1,055	839
On finance leases	276	346	337
On other interest earning assets and investments	858	614	601

	6,698	7,242	6,327

     Interest receivable on secured advances has been reduced by £556m (2000: £384m, 1999: £235m) in respect of the charge for lending-related fees and discounts payable, which are charged against interest income over the period of time in which the Group has the right to recover the incentives in the event of early redemption. The movements on such incentives are as follows:

	Interest rate discounts	Cashbacks	Total

	£m	£m	£m
At 1 January 2001	83	400	483
Expenditure incurred in the year	348	70	418
Transfer to profit and loss account	(376)	(180)	(556)

At 31 December 2001	55	290	345

     Interest due but not received on loans and advances in arrears has not been recognized in interest receivable where collectability is in doubt, but has been suspended. A table showing the movements on suspended interest is included in note 9.

3. Exceptional items

    2001: There were no exceptional items recorded in the period

    2000: There were no exceptional items recorded in the period

    1999: Year 2000 and EMU costs

     The costs incurred during 1999 in preparing the Group for Year 2000 and Economic and Monetary Union (EMU) were treated as exceptional items but included within existing captions in the profit and loss account. No such costs were incurred in 2000. An analysis of the expenditure incurred, including comparatives, is shown below:

Year ended 31 December 1999	Year 2000	EMU	Total

	£m	£m	£m
Expenditure charged to the profit and loss account:
Included within:
Other administrative expenses	17	4	21
Income from long term assurance business	6	—	6
Capital expenditure (included within Tangible fixed assets)	2	—	2

NOTES TO THE FINANCIAL STATEMENTS (Continued)

4. Interest payable

	2001	2000	1999

	£m	£m	£m
On retail customer accounts	2,091	2,220	1,930
On sale and repurchase agreements	42	110	776
On other deposits and debt securities in issue	5,061	5,879	3,621
On subordinated liabilities including convertible debt	336	321	241

	7,530	8,530	6,568

5. Dividend income

	2001	2000	1999

	£m	£m	£m
Income from equity shares	3	3	2

6. Dealing profits

	2001	2000	1999

	£m	£m	£m
Securities	45	34	20
Interest rate, equity and credit derivatives	131	82	78

	176	116	98

7. Other operating income

	2001	2000	1999

	£m	£m	£m
Fee income from high LTV lending (see note 34)	100	95	77
Profits less losses on disposal of investment securities	5	33	33
Profit on disposal of equity shares	46	28	60
Profit on disposal of fixed assets	6	67	11
Income from operating leases	441	303	78
Profit on disposal of subsidiaries and associates	67	45	—
Income from associated undertakings	14	17	12
Other	109	69	83

	788	657	354

NOTES TO THE FINANCIAL STATEMENTS (Continued)

8. Administrative expenses

	2001	2000	1999

	£m	£m	£m
Staff costs(1):
Wages and salaries	682	700	621
Social security costs	58	55	49
Other pension costs	75	72	69

	815	827	739

Property and equipment expenses:
Rents payable	108	75	72
Rates payable	23	23	27
Hire of equipment	4	4	5
Other property and equipment expenses	46	53	50

	181	155	154

Other administrative expenses(2)	703	699	603

	1,699	1,681	1,496

Notes:
(1)	Excludes the following staff costs incurred by the Life Assurance businesses, which are charged to Income from long term assurance business:
	2001	2000	1999

	£m	£m	£m
Staff costs:
Wages and salaries	66	44	39
Social security costs	5	4	3
Other pension costs	8	4	4

	79	52	46

(2) The aggregate remuneration for audit and other services payable to Deloitte & Touche is analyzed below:

	2001	2000	1999

	£m	£m	£m
Audit services	4.1	3.4	3.2
Reporting accountants and other regulatory reporting	0.8	0.6	0.9

Sub-total: Audit and similar services	4.9	4.0	4.1

Tax services	0.4	—	0.1
Consultancy and advisory services	2.4	3.8	1.9

Sub-total: Other services	2.8	3.8	2.0

	7.7	7.8	6.1

     Of the fees payable to the Group’s auditors for audit services, £3.8m (2000: £3.2m; 1999: £3.0m) related to the United Kingdom.

     Payments to Deloitte & Touche for consultancy and advisory services represents less than 5% of the Group’s total consultancy expenditure.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

9. Provisions for bad and doubtful debts

	On advances secured on residential properties	On other secured advances	On unsecured advances	Total

	£m	£m	£m	£m
At 1 January 2001
General	142	20	32	194
Specific	61	98	174	333
Exchange adjustments	—	(1)	—	(1)
Transfer from profit and loss account	42	23	198	263
Irrecoverable amounts written off	(33)	(46)	(212)	(291)

At 31 December 2001	212	94	192	498

Being for the Group:
General	150	22	36	208
Specific	62	72	156	290

At 1 January 2000
General	131	23	39	193
Specific	76	97	163	336
Transfer from profit and loss account	34	34	205	273
Irrecoverable amounts written off	(38)	(36)	(201)	(275)

At 31 December 2000	203	118	206	527

Being for the Group:
General	142	20	32	194
Specific	61	98	174	333

At 1 January 1999
General	109	23	67	199
Specific	106	118	138	362
Exchange adjustments	(2)	(9)	—	(11)
Transfer from profit and loss account	34	47	222	303
Irrecoverable amounts written off	(40)	(59)	(225)	(324)

At 31 December 1999	207	120	202	529

Being for the Group:
General	131	23	39	193
Specific	76	97	163	336

Total provisions as at:
31 December 2001
UK	191	63	187	441
Non-UK	21	31	5	57
31 December 2000
UK	189	72	201	462
Non-UK	14	46	5	65
31 December 1999
UK	192	68	198	458
Non-UK	15	52	4	71

NOTES TO THE FINANCIAL STATEMENTS (Continued)

   Capital provisions as a percentage of loans and advances to customers

	On advances secured on residential properties	On other secured advances	On unsecured advances	Total

	%	%	%	%
At 31 December 2001
UK	0.3	2.0	1.2	0.6
Non-UK	1.0	53.9	5.2	2.5
At 31 December 2000
UK	0.3	2.5	1.8	0.6
Non-UK (restated)	1.1	59.1	4.4	3.5
At 31 December 1999
UK	0.3	2.3	2.3	0.6
Non-UK	1.2	38.4	3.4	4.6

Analysis of movements on suspended interest
	£m	£m	£m	£m
At 1 January 2001	36	54	10	100
Exchange adjustments	—	(1)	—	(1)
Amounts suspended in the period	17	(4)	10	23
Irrecoverable amounts written off	(14)	(2)	(10)	(26)

At 31 December 2001	39	47	10	96

At 1 January 2000	42	62	10	114
Amounts suspended in the period	16	4	12	32
Irrecoverable amounts written off	(22)	(12)	(12)	(46)

At 31 December 2000	36	54	10	100

At 1 January 1999	61	78	11	150
Exchange adjustments	(3)	(8)	—	(11)
Amounts suspended in the period	9	3	14	26
Irrecoverable amounts written off	(25)	(11)	(15)	(51)

At 31 December 1999	42	62	10	114

The value of loans and advances at 31 December 2001 on
which interest is suspended is as follows:
Loans and advances to customers	324	208	281	813
Provisions on these amounts	(62)	(71)	(146)	(279)

The value of loans and advances at 31 December 2000 on
which interest is suspended is as follows:
Loans and advances to customers	362	283	212	857
Provisions on these amounts	(66)	(53)	(129)	(248)

The value of loans and advances at 31 December 1999 on
which interest is suspended is as follows:
Loans and advances to customers	466	131	207	804
Provisions on these amounts	(76)	(97)	(110)	(283)

Analysis of Group non-performing loans and advances
     The following table presents loans and advances which are classified as ‘non-performing’. No interest is suspended or provisions made in respect of such cases where the Group does not expect to incur losses.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

	2001	2000	1999

	£m	£m	£m
Loans and advances on which a proportion of interest has been suspended and/or on which specific provision has been made
	848	915	938
Loans and advances 90 days overdue on which no interest has been suspended and on which no specific provision has been made
	798	885	1,111
Non-accruing loans and advances	28	160	145

Total non-performing loans and advances	1,674	1,960	2,194

Non-performing loans and advances as a percentage of total loans and advances to
customers	2.07%	2.60%	2.90%
Provisions as a percentage of total non-performing loans and advances	29.73%	26.87%	24.11%

10. Tax on profit on ordinary activities

	2001	2000	1999

	£m	£m	£m
UK Corporation tax:
Current year at 30% (2000: 30%; 1999: 30.25%)	516	466	457
Prior years	(1)	(37)	(53)
Double tax relief	(3)	—	(1)
Deferred tax:
Current year	70	78	73
Prior years	7	43	41
Share of associated undertakings taxation	4	6	3
Overseas taxation	10	3	2

	603	559	522

11. Dividends

	2001	2000	1999	2001	2000	1999

	Pence per share	Pence per share	Pence per share	£m	£m	£m

Ordinary shares (equity)
Interim (paid)	16.80	15.15	13.40	242	216	190
Final (proposed)	33.20	30.35	26.85	478	433	382

	50.00	45.50	40.25	720	649	572

Preference shares (non-equity)				42	38	38

				762	687	610

NOTES TO THE FINANCIAL STATEMENTS (Continued)

12. Earnings per ordinary share

	2001	2000	1999

Profit attributable to the shareholders of Abbey National plc (£m)	1,276	1,365	1,261
Preference dividends (£m)	(42)	(38)	(38)
Other non-equity interest appropriations (£m)	(19)	—	—

Profit attributable to the ordinary shareholders of Abbey National plc (£m)	1,215	1,327	1,223

Weighted average number of ordinary shares in issue during the year – basic (million)
	1,431	1,420	1,418
Dilutive effect of share options outstanding (million)	11	9	12

Weighted average number of ordinary shares in issue during the year – diluted (million)
	1,442	1,429	1,430

Basic earnings per ordinary share (pence)	84.9	93.4	86.2

Diluted earnings per ordinary share (pence)	84.3	92.8	85.5

13. Treasury bills and other eligible bills

	2001		2000

	Book value	Market value	Book value	Market value

	£m	£m	£m	£m
Treasury bills	1,852	1,852	53	53
Other eligible bills	637	637	1,106	1,106

	2,489	2,489	1,159	1,159

Treasury and other eligible bills are mainly held for purposes other than investment.

14. Loans and advances to banks

	2001	2000

	£m	£m
Items in the course of collection	242	229
Purchase and resale agreements	7,358	9,896
Other loans and advances	2,274	2,043

	9,874	12,168

Repayable:
On demand	5,714	5,594
In not more than 3 months	2,981	5,448
In more than 3 months but not more than 1 year	815	372
In more than 1 year but not more than 5 years	362	560
In more than 5 years	2	194

	9,874	12,168

Banking business	2,516	2,272
Trading business	7,358	9,896

	9,874	12,168

NOTES TO THE FINANCIAL STATEMENTS (Continued)

     The loans and advances to banks in the above table have the following interest rate structures:

	2001	2000

	£m	£m
Fixed rate	7,769	10,472
Variable rate	1,863	1,467
Items in the course of collection (non-interest bearing)	242	229

	9,874	12,168

     The Group’s policy is to hedge all fixed rate loans and advances to banks to floating rates using derivative instruments, or by matching with other on-balance sheet interest rate exposures. See note 50, ‘Derivatives – Non-trading derivatives’ for further information.

15. Loans and advances to customers

	2001	2000

	£m	£m
Advances secured on residential properties	62,867	65,430
Purchase and resale agreements	4,212	6,875
Other secured advances	2,709	2,450
Unsecured advances	14,662	10,214
Collateralized and guaranteed mortgage loans	131	81

	84,581	85,050

Repayable:
On demand or at short notice	3,651	7,133
In not more than 3 months	9,405	7,934
In more than 3 months but not more than 1 year	5,108	3,642
In more than 1 year but not more than 5 years	10,884	8,868
In more than 5 years	56,031	58,000
Less: provisions (see note 9)	(498)	(527)

	84,581	85,050

Banking business	80,363	78,175
Trading business	4,218	6,875

	84,581	85,050

     Included within Group unsecured advances are two contingent loans owed by the with profit sub funds of the long term business funds of Scottish Mutual Assurance plc and Scottish Provident Limited to Abbey National Scottish Mutual Assurance Holdings Limited of £500m and £627m respectively. See note 20, ‘Long term assurance business’ for further information.

     The loans and advances to customers included in the above table have the following interest rate structures:

	2001	2000

	£m	£m
Fixed rate	24,581	28,682
Variable rate	60,498	56,895
Provisions	(498)	(527)

	84,581	85,050

     The Group’s policy is to hedge all fixed rate loans and advances to customers using derivative instruments, or by matching with other on-balance sheet interest rate exposures. See note 50, ‘Derivatives – Non-trading derivatives’ for further information.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

16. Loans and advances to customers subject to securitization

     Loans and advances to customers include portfolios of residential mortgage loans which are subject to non-recourse finance arrangements. These loans have been purchased by, or assigned to, special purpose securitization companies from Abbey National plc, and have been funded primarily through the issue of mortgage-backed floating rate notes (FRNs). No gain or loss has been recognized as a result of these sales. These special purpose securitization companies are consolidated and included in the Group financial statements as quasi-subsidiaries.

     Abbey National plc and its subsidiaries are under no obligation to support any losses that may be incurred by the securitization companies or holders of the FRNs except as described below, and do not intend to provide such further support. Mortgage indemnity guarantee (MIG) insurance is provided to the securitization companies by a subsidiary of Abbey National plc to cover a proportion of potential losses on high loan-to-value ratio loans, in line with normal market practice. Holders of the FRNs are only entitled to obtain payment of principal and interest to the extent that the resources of the securitization companies are sufficient to support such payments, and the holders of the FRNs have agreed in writing not to seek recourse in any other form. Abbey National plc receives payments from the securitization companies in respect of fees for administering the loans, and payment of deferred consideration for the sale of the loans. In addition, Abbey National plc has made interest bearing subordinated loans to ILSE No.1 plc, Holmes Funding No.1 plc, Holmes Funding No.2 plc and Holmes Funding Limited and receives interest income thereon. Abbey National plc does not guarantee the liabilities of the subsidiary which provides MIG insurance. Abbey National plc is contingently liable to pay to the subsidiary any unpaid amounts in respect of share capital. At a Group level, a separate presentation of assets and liabilities is adopted to the extent of the amount of insurance cover provided by the subsidiary.

     Abbey National Treasury Services plc has entered into a number of interest rate swaps with the securitization companies with the exception of Holmes Financing (No.1) plc, Holmes Financing (No.2) plc, Holmes Financing (No.3) plc, Holmes Financing (No.4) plc and Holmes Financing (No.5) plc. These swaps in effect convert a proportion of the interest flows receivable from customers into variable rate interest rate flows to match with the interest payable on the FRNs.

     Abbey National plc has no right or obligation to repurchase the benefit of any securitized loan, except if certain representations and warranties given by Abbey National plc at the time of transfer are breached.

     During the year Abbey National plc assigned a further portfolio of residential mortgage loans with a book value of £11.3bn to Holmes Trustees for the purpose of securitization. Holmes Funding Limited acquired, at book value, a beneficial interest in the trust property vested in Holmes Trustees Limited. The beneficial interest in the trust property was acquired in three stages, the first for £2.167bn on 23 May 2001, the second for £2.667bn on 5 July 2001 and the third for £2.479bn on 8 November 2001. Holmes Funding Limited financed its acquisitions through borrowing from Holmes Financing (No.3) plc, Holmes Financing (No.4) plc and Holmes Financing (no.5) plc which funded their advances to Holmes Funding Limited principally through the issue of mortgage-backed floating rate notes. The remaining share of the beneficial interest in residential mortgage loans held by Holmes Trustees Limited belongs to Abbey National plc, and amounts to £5.64bn as at 31 December 2001.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

     The balances of assets securitized and non-returnable finance at 31 December 2001 were as follows:

Securitization company	Date of securitization	Gross assets securitized		Non-returnable finance	Subordinated loans made by the Group

		£m		£m	£m
ILSE No.1 plc	26 February 1998	50		48	—
Holmes Funding No 1 plc	25 February 1999	455		449	—
Holmes Funding No 2 plc	25 October 1999	764		773	—
Holmes Financing (No.1) plc	19 July 2000	2,256	*	2,191	—
Holmes Financing (No.2) plc	29 November 2000	2,405	*	2,336	—
Holmes Financing (No.3) plc	23 May 2001	2,167	*	2,106	18
Holmes Financing (No.4) plc	5 July 2001	2,667	*	2,641	8
Holmes Financing (No.5) plc	8 November 2001	2,479	*	2,408	5

* Represents the interest in the trust property at book value held by Holmes Funding Limited related to the debt issued by these companies.

     Abbey National plc does not own directly, or indirectly, any of the share capital of any of the above securitization companies or their parents.

     A summarized profit and loss account for the years ended 31 December 2001, 2000 and 1999 and an aggregated balance sheet as at 31 December 2001 and 2000 for the above companies is set out below:

   Profit and loss account for the year ended 31 December

	2001	2000	1999

	£m	£m	£m
Net interest income	8	2	8
Other operating income	(6)	(2)	1
Administrative expenses	(1)	(5)	(2)
Provisions	(1)	(4)	(7)

Loss for the financial period	—	(9)	—

   Balance sheet as at 31 December

	2001	2000

	£m	£m
Loans and advances to banks	747	224
Loans and advances to customers	13,243	6,229
Prepayments and accrued income	42	30

Total assets	14,032	6,483

Deposits by banks	453	127
Debt securities in issue	13,420	6,315
Accruals and deferred income	168	50
Profit and loss account	(9)	(9)

Total liabilities	14,032	6,483

NOTES TO THE FINANCIAL STATEMENTS (Continued)

17. Net investment in finance leases

	2001	2000

	£m	£m
Amounts receivable	8,453	9,559
Less: deferred income	(3,703)	(4,355)
Less: provisions for impairment (see below)	(12)	(12)

	4,738	5,192

Repayable:
In not more than 3 months	152	147
In more than 3 months but not more than 1 year	199	267
In more than 1 year but not more than 5 years	623	745
In more than 5 years	3,764	4,033

	4,738	5,192

Cost of assets acquired for the purpose of letting under finance leases in the year	171	313
Gross rentals receivable	488	483
Commitments as lessor for the purchase of equipment for use in finance leases	48	124
Amounts outstanding subject to a sub-participation	90	194

Provisions for impairment relate to small ticket leasing assets.

18. Debt securities

	2001		2000

	Book value	Market value	Book value	Market value

	£m	£m	£m	£m
Investment securities
Issued by public bodies:
Government securities	3,246	3,316	4,404	4,592
Other public sector securities	1,405	1,378	1,905	1,927

	4,651	4,694	6,309	6,519

Issued by other issuers:
Bank and building society certificates of deposit	529	540	282	291
Other debt securities	43,106	42,756	42,036	41,648

	43,635	43,296	42,318	41,939

Less: provisions	(357)	—	(109)	—

Sub-total – Non-trading book	47,929	47,990	48,518	48,458

Other securities
Issued by public bodies:
Government securities	4,396	4,396	2,602	2,602

Issued by other issuers:
Bank and building society certificates of deposit	8,315	8,315	11,748	11,748
Other debt securities	7,218	7,218	6,104	6,104

	15,533	15,533	17,852	17,852

Sub-total – Trading book	19,929	19,929	20,454	20,454

Total	67,858	67,919	68,972	68,912

     Investment securities held by the Group include £20m (2000: £20m) of subordinated investments in associates and are included within Other debt securities.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

	2001		2000

	Book value	Market value	Book value	Market value

	£m	£m	£m	£m
Analyzed by listing status:
Investment securities
Listed in the UK	5,649	5,697	4,995	5,004
Listed or registered elsewhere	37,505	37,517	40,250	40,344
Unlisted	4,775	4,776	3,273	3,110

Sub-total – Non-trading book	47,929	47,990	48,518	48,458

Other securities
Listed in the UK	994	994	2,146	2,146
Listed or registered elsewhere	5,628	5,628	7,084	7,084
Unlisted	13,307	13,307	11,224	11,224

Sub-total – Trading book	19,929	19,929	20,454	20,454

Total	67,858	67,919	68,972	68,912

	2001	2000

	£m	£m
Book value analyzed by maturity:
Due within 1 year	14,579	16,190
Due in more than 1 year but not more than 5 years	18,242	21,388
Due in more than 5 years but not more than 10 years	17,936	12,337
Due in more than 10 years	17,458	19,166
Less: provisions	(357)	(109)

	67,858	68,972

The movement on debt securities held for investment purposes was as follows:

	Cost	Provisions	Net book value

	£m	£m	£m
At 1 January 2001	48,627	(109)	48,518
Exchange adjustments	670	(2)	668
Additions	17,713	—	17,713
Disposals	(2,956)	—	(2,956)
Redemptions and maturities	(13,993)	—	(13,993)
Transfers to other securities (net)	(1,784)	—	(1,784)
Transfer from profit and loss account	—	(246)	(246)
Amortization of discounts (premiums)	9	—	9

At 31 December 2001	48,286	(357)	47,929

     The total net book value of debt securities held for investment purposes at 31 December 2001 includes unamortized discounts of £155m (2000: £239m).

     Market values of investment securities are based on quoted market prices of securities where available. Where market prices are not available, valuations are determined using in-house pricing models or, where not appropriate, are stated at amortized cost less any provision for impairment.

     Included within investment securities are a number of securities held for hedging purposes. Some of these provide temporary hedging cover where permanent hedges are not immediately available. There are hedges in place in respect of the majority of fixed rate investment securities whereby the rise or fall in their market value, due to interest rate movements, will be offset by a substantially equivalent reduction or increase in the value of the hedges.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

The Group also purchases credit protection by entering into credit derivative transactions such as credit default swaps and total return swaps with highly rated banks. The book value of investment debt securities issued by other issuers covered by these transactions is £11,565 million.

     Investment debt securities include-asset backed and mortgage-backed securities sold to various bankruptcy-remote special purpose vehicles.

     The special purpose vehicles are owned directly by charitable trusts and are therefore not legal subsidiaries of the Group. However, they have been consolidated into the Group on the basis that substantially all the rewards inherent in those entities are retained in the Group.

     The debt security acquisitions by these special purpose vehicles have been funded primarily through the issue of commercial paper to the market.

     An aggregated summary profit and loss account for the years ended 31 December 2001, 2000 and 1999 and an aggregated balance sheet as at 31 December 2001 and 2000 for these entities are shown below.

   Profit and loss account for the year ended 31 December

	2001	2000	1999

	£m	£m	£m
Interest receivable	282	359	166
Interest payable	(255)	(334)	(156)

Net interest income	27	25	10
Profit on disposal of investment debt securities	2	4	—

Profit for the financial year	29	29	10
Amounts charged to entities of the Group	(29)	(29)	(10)

Retained profits	—	—	—

   Balance sheet as at 31 December

	2001	2000

	£m	£m
Investment debt securities	5,787	5,217
Prepayments and accrued income	60	52

Total assets	5,847	5,269

Debt securities in issue	5,838	5,261
Accruals and deferred income	9	8

Total liabilities	5,847	5,269

19. Equity shares and other similar interests

	2001		2000

	Book value	Market value	Book value	Market value

	£m	£m	£m	£m
Listed in the UK	58	57	21	30
Listed elsewhere	50	55	40	50
Unlisted	717	709	540	602
Less: provisions	(10)	—	—	—

	815	821	601	682

     Included within unlisted securities of the Group are equity shares held for purposes other than investment, having book and market values of £3m (2000: £34m). All other equity shares and similar interests are held in the non-trading book for investment purposes and are carried at cost less any provision for impairments.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

     Where available, equity shares and other similar interests have been valued using quoted market prices. Where market prices are not available, a valuation based on discounted cash flows, market prices of comparable securities and other appropriate valuation techniques have been used.

     The movement on equity shares and other similar interests held for investment purposes was as follows:

	Cost	Provisions	Net book value

	£m	£m	£m
At 1 January 2001	567	—	567
Additions	561	—	561
Disposals	(304)	—	(304)
Exchange adjustment	(2)	—	(2)
Transfer from profit and loss account	—	(10)	(10)

At 31 December 2001	822	(10)	812

20.	Long term assurance business The value of the long term assurance business is as follows:
	2001	2000

	£m	£m
Value of shareholders’ interest in the long term assurance funds	2,015	1,538

     The assets and liabilities of the long term assurance funds are presented separately from those of other businesses in order to reflect the different nature of the shareholders’ interest in them.

     The value of the long term assurance business is calculated by discounting the proportion of surplus which is projected to accrue to shareholders in future years from business currently in force, and adding the shareholders’ interest in the surplus retained within the long term assurance funds. The basis on which this value is determined is reviewed regularly in the light of the experience of the business and expectations regarding future economic conditions. The principal long term economic assumptions used are as follows:

	2001	2000

	%	%
Risk adjusted discount rate (net of tax)	8.5	10.0
Return on equities (gross of tax – pension business)	7.0	8.5
Return on equities (gross of tax – life business)	7.5	9.0
Return on gilts (gross of tax)	5.0	6.5
Return on corporate bonds (gross of tax)	5.75	6.5
Inflation (indexation)	2.5	4.0
Inflation (expenses)	3.5	4.0

     The assumed rates of return on investments above are applied to the value of investments adjusted by reference to the assumed long term rate of investment return.

     Following the acquisition of the business of Scottish Provident in 2001, a review of the assumptions used in the embedded value calculation has been carried out, to ensure that these assumptions remain appropriate for the enlarged life and pensions business in the context of forecast long-term economic trends. As a result of this review certain assumptions have been amended, including the risk-adjusted discount rate which has been reduced fro 10% to 8.5%

     The adoption of the revised assumptions, which have been used with effect from 1 January 2001 for Scottish Mutual and Abbey National Life, has resulted in a credit to the profit and loss account of £4 million. The effect by entity is Scottish Mutual Assurance, a charge of £15m, Scottish Mutual International, a charge of £2m, and for Abbey

NOTES TO THE FINANCIAL STATEMENTS (Continued)

National Life, a credit of £13m. The same assumptions have been used for the Scottish Provident business from the date of acquisition.

     Business in force is defined as all live policies where the first premium has been paid. Recurrent single premium policies are treated as single premium policies, with the exception of Department of Social Security rebate policies, which are treated as regular premium policies. Shareholders are entitled to 10% of the value of bonuses declared in any particular year derived from the Scottish Mutual with profits fund, with the exception of the unitized with profits element. The level of assumed future bonuses is calculated by projecting the portfolio of with profits business forward and applying reversionary and terminal bonus rates at such a level as to exhaust the level of projected surplus of assets over liabilities. For all other business the entire surplus is attributable to shareholders.

     Income from long term assurance business, which is included as Other operating income in the consolidated profit and loss account, is calculated as follows:

	2001	2000

	£m	£m
Value of shareholders’ interest in the long term assurance funds at 31 December	2,015	1,538
Value of shareholders’ interest in the long term assurance funds at 1 January	1,538	1,042

Increase in value of long term assurance business	477	496
Value of shareholders’ interest in long term assurance funds acquired	(271)	—
Transfers into long term assurance funds	(39)	(340)

Net increase in value of long term assurance business	167	156
Surplus transferred from long term funds	82	12

Income after tax from long term assurance business	249	168

Income before tax from long term assurance business	345	240

     The amounts of these assets, which are valued at market value, and liabilities of the long term assurance funds included in the consolidated balance sheet are based on the Life Assurance balance sheets prepared under the Companies Act 1985 (Insurance Companies Accounts) Regulations 1993.

     The assets and liabilities of the long term assurance funds are:

	2001	2000

	£m	£m
Investments	20,700	12,046
Assets held to cover linked liabilities	7,962	5,956
Debtors and prepayments	1,328	699
Other assets	568	382

Assets of the long term assurance funds	30,558	19,083

Technical provisions	18,307	9,690
Technical provisions for linked liabilities	7,958	5,965
Fund for future appropriations	(69)	251
Other creditors	4,362	3,177

Liabilities of the long term assurance funds	30,558	19,083

     Included within other creditors above are two contingent loans owed by the with profit sub funds of the long term business funds of Scottish Mutual Assurance plc and Scottish Provident Limited (SPL) to Abbey National Scottish Mutual Assurance Holdings Limited of £500m and £627m respectively.

     The payment of interest and capital repayments of these loans are contingent on the solvency of the respective funds as determined by the appointed actuary. In addition, the loan to the with-profit sub-fund of the long term business fund of SPL is a limited recourse loan where recourse is limited to the surpluses emerging from the non-profit sub fund of the long term business fund of Scottish Provident.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

21. Interests in associated undertakings

     The movement in interests in associated undertakings for 2001 and 2000 was as follows:

£m
At 1 January 2001	57
Disposals	(8)
Retained profits	10

At 31 December 2001	59

At 1 January 2000	59
Additions	1
Disposals	(15)
Retained profits	12

At 31 December 2000	57

The principal associated undertakings at 31 December 2001 are:

Name and nature of business	Issued share capital	Interest

		(%)
DAH Holdings Ltd, Private banking	1,000,000 US$1 ordinary shares	24.5
EDS Credit Services Ltd, Information technology services	5,000 A ordinary shares of £0.01 each and 1,000 B ordinary shares of £0.01 each	25
PSA Finance plc, Personal finance	40,000,000 £1 ordinary shares	50

     On 2 May 2001, Abbey National plc acquired a 25% interest in EDS Credit Services Ltd for a nominal cash consideration.

     On 31 July 2001, Abbey National plc disposed of its interest in Willis National Holdings Ltd. The amount receivable for the issued share capital was £17m and was received in cash. The Group profit on disposal of £13m is included within other operating income.

     The United Kingdom is the principal area of operation of principal associated undertakings except for DAH Holdings, whose principal area of operation is the Channel Islands, and all are registered in England & Wales, except for DAH Holdings which is registered in Bermuda.

     All associated undertakings are unlisted and have a year end of 31 December. Income from associated undertakings is included within Other operating income.

22. Shares in Group undertakings

	2001	2000
	Cost and book value	Cost and book value

	£m	£m
Subsidiary undertakings
Banks	2,390	1,320
Others	5,122	3,483

	7,512	4,803

NOTES TO THE FINANCIAL STATEMENTS (Continued)

     The movement in shares in Group undertakings was as follows:

£m
At 1 January 2001	4,803
Exchange adjustments	(1)
Additions	2,743
Disposals	(33)

At 31 December 2001	7,512

     Increases in interests in subsidiary undertakings during the year amounted to £2,743m, including £1,326m relating to the acquisition of Scottish Provident, £1,000m in Abbey National Treasury Services plc, £180m in Abbey National SMA Holdings Limited, £95m in Scottish Mutual International Holdings Ltd, £70m in Cater Allen Limited and £48m in Abbey National Property Investments.

     Companies purchased and businesses acquired during the year were as follows:

Date	Company purchased/ business acquired	Purchaser	Consideration

1 February	Kredietfinance loan book	First National Bank	£70m cash
2 May	International Equipment Management BV (IEM)	ANTS plc	£81m cash
29 June	Area Banca SpA mortgage book	Abbey National plc	£15m cash
24 July	Fleming Premier Banking	Cater Allen Ltd	£109m cash
1 August	Scottish Provident	Abbey National plc/	£1,836m*
Scottish Provident Ltd
*	The remainder of the unpaid consideration of £1,613m (including £10m of advisor fees) was settled in either cash or loan notes, at the option of the members, on 28 February 2002 under the terms of the agreement.

     All of the above transactions are included in the consolidated financial statements as acquisitions. Further disclosures relating to these transactions can be found in note 23, Summary of the effect of acquisitions and note 51, Consolidated cash flow statement.

Date	Company disposed of	Consideration

31 January	Aitken Campbell	£60m cash
31 January	AN December Leasing (3) Ltd	£2m cash
26 June	Home Rent Companies 1–23	£60m cash

NOTES TO THE FINANCIAL STATEMENTS (Continued)

     The principal subsidiaries of Abbey National plc at 31 December 2001 are shown below, all of which are directly held and unlisted except where indicated.

	Nature of business	Country of Incorporation or registration

Abbey National General Insurance Services Ltd	General insurance	England & Wales
Abbey National Leasing Companies* (23 companies)	Finance leasing	England & Wales
Abbey National Treasury Services plc	Treasury operations	England & Wales
Abbey National Unit Trust Managers*	Unit trust management	Scotland
Abbey National Treasury International Ltd*	Personal finance and treasury operations	Jersey
Cater Allen International Ltd*	Money market and stockbroking	England & Wales
First National Bank plc*	Personal finance and commercial lending	England & Wales
Scottish Mutual Investment Managers Ltd*	Investment managers	Scotland
Carfax Insurance Ltd	Insurance	Guernsey
Abbey National Life plc	Insurance	England & Wales
Abbey National PEP and ISA Managers Ltd*	PEP and ISA management	Scotland
Scottish Mutual Assurance plc*	Insurance	Scotland
Scottish Provident Limited*	Insurance	Scotland
Scottish Mutual Pension Funds Investment Ltd	Investment	Scotland
Abbey National North America Corporation	Funding	United States
*	Held indirectly through subsidiary companies.

     All of the above entities have accounting reference dates of 31 December with the exception of the following: Abbey National March Leasing (1), (2), (3), (4) and (5) Limited (all 31 March); Abbey National June Leasing (1), (2), (3), (4), (5), (6) Limited and Carfax Insurance Limited (all 30 June); and Abbey National September Leasing (1), (2), (3), (4), (5) and (6) Limited (all 30 September).

     All the above companies are included in the consolidated financial statements. All companies operate principally in their country of incorporation or registration. Abbey National Treasury Services plc also has branch offices in France, USA and Hong Kong. Abbey National Treasury International Ltd has representative offices in Hong Kong, Portugal and Spain, and branches in the Isle of Man and Gibraltar. Abbey National plc has branches in Italy and France and a representative office in Dubai.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

23. Summary of the effect of acquisitions
   (1) Scottish Provident
     On 1 August 2001, the Group completed the transfer of the long term fund (the ‘Fund’) of Scottish Provident Institution to Scottish Provident Limited, a wholly owned subsidiary of the Group. The results of Scottish Provident Limited have been consolidated in full from that date. The premium on acquisition of £922m has been capitalized and is being amortised over 20 years.

     The transfer of the Fund is a complex transaction, and while no further adjustment to the purchase consideration, fair values and goodwill is anticipated, these amounts will continue to be reviewed during 2002, and any adjustments will be made as necessary in accordance with FRS 7.

     A summarized revenue account of the Fund for the period from 1 January 2001 to 31 July 2001 is set out below.

£m

Earned premiums (net of reinsurance)	400
Other income and charges	16
Net investment returns	(544)
Claims paid (net of reinsurance)	(359)
Changes in technical provisions	195
Operating expenses	(571)
Transfer from fund for future appropriations	924
Tax attributable to the long term business account	(61)

Net surplus	—

Transfer from fund for future appropriations for the year ended 31 December 2000	131

     All recognized gains and losses are included in the revenue account.

     As a mutual life society, Scottish Provident did not calculate a profit or loss account, but instead disclosed the transfer to or from the fund for future appropriations. Such a transfer is not a measure of profit or loss.

     The balance sheet of the Fund at 31 July 2001 was as follows:

	Book value before acquisition	Total fair value adjustments	Fair value at acquisition

	£m	£m	£m
Debt securities	7,110	(6,476)	634
Assets held to cover linked liabilities	2,553	(2,553)	—
Prepayment and accrued income	542	(542)	—
Other assets	52	(40)	12
Long term assurance business	—	271	271
Assets of long term assurance funds	—	9,411	9,411

Total assets	10,257	71	10,328

Technical provisions	6,761	(6,761)	—
Technical provisions for linked liabilities	2,553	(2,553)	—
Fund for future appropriations	513	(513)	—
Other liabilities	430	(427)	3
Liabilities of the long term assurance funds	—	9,411	9,411

Total liabilities	10,257	(843)	9,414

Net assets acquired	—	914	914

Fair value of the consideration			1,824
Cost of acquisition			12

Total fair value of the consideration and cost of acquisition			1,836

Goodwill on acquisition			922

NOTES TO THE FINANCIAL STATEMENTS (Continued)

     As a mutual life assurance society, Scottish Provident prepared accounts under the modified statutory solvency basis required under the modified statutory solvency basis required under the Companies Act 1985 (Insurance Companies Accounts) Regulations 1993. This is a different method of accounting to that followed by Abbey National in its Group accounts and, accordingly, fair value adjustments summarized above are required to:

—	show the net assets of Scottish Provident in accordance with the Group’s accounting policy for long term assurance business; and
—	reflect the fair value of assets and liabilities.

     If Scottish Provident had been acquired by the Group on 1 January 2001, net income before tax of the Group would have increased by 2% for the year ended 31 December 2001. If Scottish Provident had been acquired by the Group on 1 January 2000, net income before tax of the Group would have increased by 2.7% for the year ended 31 December 2000.

   (2) Other acquisitions

     The following table summarizes the effect of all subsidiary undertakings and purchases of businesses in the year ended 31 December 2001, excluding Scottish Provident:

	Book value before acquisition	Accounting policy adjustments	Revaluation adjustments	Total fair value adjustments	Fair value at acquisition

	£m	£m	£m	£m	£m
Loans and advances to banks	1,590	—	—	—	1,590
Net investment in finance leases	15	—	—	—	15
Operating lease assets	69	—	20	20	89
Tangible fixed assets	6	(5)	—	(5)	1
Other assets	9	—	—	—	9

Total assets	1,689	(5)	20	15	1,704

Customer accounts	1,507	—	—	—	1,507
Deferred taxation	16	—	—	—	16
Other liabilities	16	—	2	2	18

Total liabilities excluding shareholders’
funds	1,539	—	2	2	1,541

Net assets acquired	150	(5)	18	13	163

Total fair value of the consideration and
cost of acquisitions					275

Goodwill on acquisition of subsidiary
undertakings					112

     Excluding Scottish Provident, the only significant undertakings included in the above table are Fleming Premier Banking and IEM. Fleming Premier Banking’s profit after tax for the period 1 January 2001 to 23 July 2001, and for the nine months ended 31 December 2000, calculated using Fleming Premier Banking’s accounting policies, was £1m and £3m respectively. IEM’s profit after tax for the period 1 January 2001 to 1 May and for the year ended 31 December 2000, calculated using IEM’s accounting policies, was £2m and £3m respectively.

     Excluding Scottish Provident, the only material fair value adjustment made to the book values on acquisition, as included above, is the £20m revaluation adjustment to the value of operating lease assets.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

24. Intangible fixed assets

Purchased goodwill

£m
Cost
At 1 January 2001	269
Additions	1,034

At 31 December 2001	1,303

Amortization
At 1 January 2001	24
Charge for the year	36

At 31 December 2001	60

Net book value
At 31 December 2001	1,243
At 31 December 2000	245

     Intangible fixed assets comprises positive purchased goodwill arising on acquisitions of subsidiary undertakings and purchases of businesses made since 1 January 1998.

     Goodwill included above in respect of all material acquisitions is currently being amortized over a period of 20 years.

     Previously, goodwill arising on acquisitions of subsidiary undertakings and purchases of businesses was taken directly to reserves.

     The cumulative amount of goodwill taken to the profit and loss account reserve in previous periods by the Group and not subsequently recognized in the profit and loss account is £1,201m (2000: £1,201m).

NOTES TO THE FINANCIAL STATEMENTS (Continued)

25. Tangible fixed assets excluding operating lease assets

	Investment properties	Other premises	Equipment	Total

	£m	£m	£m	£m
Cost or valuation
At 1 January 2001	62	20	1,042	1,124
Acquisitions of subsidiary undertakings	—	—	1	1
Additions	—	16	127	143
Disposals	(61)	—	(31)	(92)

At 31 December 2001	1	36	1,139	1,176

Depreciation
At 1 January 2001	—	4	731	735
Charge for the year	—	4	111	115
Disposals	—	(1)	(29)	(30)

At 31 December 2001	—	7	813	820

Net book value
At 31 December 2001	1	29	326	356
At 31 December 2000	62	16	311	389

     As at 31 December 2001, investment properties are included in Tangible fixed assets at their open market value. For properties let out to tenants this is based on their existing value in use and for vacant possessions the market value is calculated accordingly. They are valued on a rolling basis such that the portfolio is valued in full every five years. The valuations are conducted by Colleys, an independent firm of professional valuers.

	2001	2000

	£m	£m
The net book value of Other premises comprises:
Freeholds	11	12
Long leaseholds	8	1
Short leaseholds	10	3
Land and buildings occupied for own activities:
Net book value at 31 December	29	16
The net book value of Equipment includes:
Assets held under finance leases	11	19
Depreciation charge for the year on these assets	8	6
Capital expenditure which has been contracted, but not provided for in the financial statements	32	30

NOTES TO THE FINANCIAL STATEMENTS (Continued)

26. Operating lease assets

2001

£m
At 1 January 2001	2,736
Acquisitions of subsidiary undertakings	108
Additions	858
Disposals	(229)

At 31 December 2001	3,473

Depreciation
At 1 January 2001	773
Acquisitions of subsidiary undertakings	19
Charge for the year	256
Disposals	(97)

At 31 December 2001	951

Net book value
At 31 December 2001	2,522
At 31 December 2000	1,963

	2001	2000 (restated)

	£m	£m
Capital expenditure which has been contracted, but not provided for in the financial
statements	493	525

27. Other assets

	2001	2000

	£m	£m
Foreign exchange, interest rate, equity and credit contracts:
Positive market values of trading derivative contracts (see note 50)	2,221	1,600
Translation differences on foreign exchange derivatives used for hedging purposes	444	605
Debtors and other settlement balances	1,449	1,505
Introducer fees	276	264
Own shares	40	29
Other	343	348

	4,773	4,351

     Own shares represent Abbey National plc shares held in trust to be used to satisfy exercises under certain employee share option and ownership schemes. The nominal value of own shares held at 31 December 2001 was £1m.

     The charge for the period in respect of introducer fees is £184m (2000: £199m).

28. Prepayments and accrued income

	2001	2000

	£m	£m
Unamortized lending-related fees (see note 2)	345	483
Other accrued interest	1,855	2,490
Prepayments and other accruals	331	213

	2,531	3,186

NOTES TO THE FINANCIAL STATEMENTS (Continued)

29. Assets subject to sale and repurchase transactions

	2001	2000

	£m	£m
Treasury bills and other eligible bills	—	506
Debt securities	5,654	7,046

	5,654	7,552

     The above amounts are the assets held under sale and repurchase transactions included within the amounts disclosed in note 13, Treasury bills and other eligible bills and note 18, Debt securities.

30. Deposits by banks

	2001	2000

	£m	£m
Items in the course of transmission	243	236
Sale and repurchase agreements	15,177	23,630
Other deposits	9,525	11,130

	24,945	34,996

Repayable:
On demand	4,706	10,495
In not more than 3 months	18,391	20,441
In more than 3 months but not more than 1 year	1,303	3,221
In more than 1 year but not more than 5 years	77	192
In more than 5 years	468	647

	24,945	34,996

Banking business	10,547	12,086
Trading business	14,398	22,910

	24,945	34,996

31. Customer accounts

	2001	2000

	£m	£m
Retail deposits	57,399	51,340
Sale and repurchase agreements	7,956	7,287
Other customer accounts	8,904	8,168

	74,259	66,795

Repayable:
On demand	49,809	46,966
In not more than 3 months	19,994	16,177
In more than 3 months but not more than 1 year	1,895	1,498
In more than 1 year but not more than 5 years	785	387
In more than 5 years	1,776	1,767

	74,259	66,795

Banking business	65,781	59,383
Trading business	8,478	7,412

	74,259	66,795

     Included in customer accounts are amounts due to associated undertakings of £1m (2000: £3m).

NOTES TO THE FINANCIAL STATEMENTS (Continued)

32. Debt securities in issue

	2001		2000

	Book value	Market value	Book value	Market value

	£m	£m	£m	£m
Bonds and medium term notes	21,271	21,663	27,707	27,983
Other debt securities in issue	33,142	33,206	29,371	29,390

	54,413	54,869	57,078	57,373

     The market values for medium and long term debt securities in issue have been determined using quoted market prices where reliable prices are available. In other cases, market values have been determined using in-house pricing models, or stated at amortized cost.

	2001	2000

	£m	£m
Bonds and medium term notes are repayable:
In not more than 3 months	2,824	2,851
In more than 3 months but not more than 1 year	2,564	5,765
In more than 1 year but not more than 2 years	5,761	4,775
In more than 2 years but not more than 5 years	6,848	9,749
In more than 5 years	3,274	4,567

	21,271	27,707

Other debt securities in issue are repayable:
In not more than 3 months	19,285	21,448
In more than 3 months but not more than 1 year	13,271	7,792
In more than 1 year but not more than 2 years	280	1
In more than 2 years but not more than 5 years	82	55
In more than 5 years	224	75

	33,142	29,371

33. Other liabilities

	2001	2000

	£m	£m
Creditors and accrued expenses	3,033	1,263
Short positions in government debt securities and equity shares	2,261	2,300
Taxation	435	474
Foreign exchange, interest rate, equity and credit contracts:
Negative market value of trading derivative contracts (see note 50)	3,897	2,842
Translation differences on foreign exchange derivatives used for hedging purposes	934	1,052
Obligations under finance leases all payable in:
less than 1 year	6	7
1 year to 5 years	4	10

	10,570	7,948

     Short positions in government debt securities are mainly held for purposes other than investment. The market value of short positions in debt securities and equity shares is £2,258m (2000: £2,259m).

     Included within Creditors and accrued expenses is an amount of £1,613m (including £10m of advisor fees), which is the remaining consideration payable in the form of cash and loan notes to the members of Scottish Provident.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

34. Accruals and deferred income

	2001	2000

	£m	£m
Other accrued interest	2,372	2,915
Deferred income from residential mortgage lending	211	240
Other deferred income	320	95

	2,903	3,250

     See Accounting policies for a description of the accounting treatment of deferred income from residential mortgage lending. During the year, £100m (2000: £95m) of deferred income was taken to the profit and loss account.

35. Provisions for liabilities and charges

	2001	2000

	£m	£m
Deferred taxation (see note 36)	1,413	1,351
Other provisions for liabilities and charges (see note 37)	41	92

	1,454	1,443

36. Deferred taxation

£m
At 1 January 2001	1,351
Transfer from profit and loss account	77
Acquisitions of subsidiary undertakings	16
Disposals of subsidiary undertakings	(31)

At 31 December 2001	1,413

     The amounts provided and total potential liability are:

		Total
	Amount	potential
	provided	liability

	£m	£m
Tax effect of timing differences due to:
Excess of capital allowances over depreciation	216	216
Capital allowances on finance lease receivables	1,072	1,072
Other	125	125

	1,413	1,413

NOTES TO THE FINANCIAL STATEMENTS (Continued)

37. Other provisions for liabilities and changes

	Pension and other similar obligations(1)	Provisions for commitments(2)	Pension misselling compensation(3)	Other provisions(4)	Total

	£m	£m	£m	£m	£m
At 1 January 2001	(19)	32	37	42	92
Transfer from profit and loss account	74	15	3	—	92
Pension contributions/provisions utilized .	(69)	(20)	(25)	(2)	(116)
Unutilized provisions reversed	—	—	—	(27)	(27)

At 31 December 2001	(14)	27	15	13	41

     The £9m credit shown in the profit and loss account in respect of provisions for contingent liabilities and commitments comprises the amounts transferred from the profit and loss account and unutilized provisions reversed for provisions for commitments, pension misselling compensation and other provisions.

   (1) Pension and other similar obligations
     The above balance represents the difference between amounts paid to the respective pension schemes of the Group and amounts charged to the profit and loss account in accordance with SSAP 24, ‘Accounting for pension costs’.

     In addition to Pension and other similar obligations included in the above table, a balance in respect of the pension surplus acquired with the purchase of the business of National and Provincial Building Society (N&P) is included within Other assets. This balance, which was £19m (2000: £21m) as at 31 December 2001, is being amortized over the remaining service lives of employees contributing to the scheme, and £2m (2000: £2m) was charged to the profit and loss account in the year ended 31 December 2001. See also note 52, ‘Retirement Benefits’.

   (2) Provisions for commitments
     This comprises amounts in respect of committed expenditure, including: administrative costs of carrying out the review of business involving transfers from occupational to personal pension schemes and the opting-out of and the non-joining of occupational pension schemes (see also below); amounts in respect of vacant premises; and provisions for loyalty bonuses payable in certain unit trusts managed within the Life Assurance businesses.

   (3) Product misselling compensation
     This comprises amounts in respect of compensation payable as a result of the ongoing review of business involving the transfers from occupational to personal pension schemes and the opting-out of and the non-joining of occupational pension schemes.

     Amounts provided in respect of the Life Assurance businesses are charged to Income from long term assurance business and carried against the asset Long term assurance business in the balance sheet. During the year £2m (2000: £(2)m) was transferred from the profit and loss account in respect of the Life Assurance businesses and the amount currently provided is £6m (2000: £11m). In addition, provisions have been made for the administrative costs of carrying out the review, which are included within Provisions for commitments (see also above).

NOTES TO THE FINANCIAL STATEMENTS (Continued)

   (4) Other provisions
     Other provisions principally comprise amounts in respect of litigation.

38. Subordinated liabilities including convertible debt

	2001	2000

	£m	£m
Dated subordinated liabilities:
9.00% Subordinated guaranteed bond 2002 (€24.8m)*	15	15
Subordinated guaranteed floating rate notes 2002 (US $75m)	52	50
8.00% Subordinated guaranteed bond 2002 (€90.8m)*	55	57
10.375% Subordinated guaranteed bond 2002	100	100
Subordinated guaranteed floating rate notes 2003 (US $100m)	69	67
Subordinated collared floating rate notes 2004 (CAN $100m)	43	45
8.75% Subordinated guaranteed bond 2004	150	150
8.2% Subordinated bond 2004 (US $500m)	345	336
6.69% Subordinated bond 2005 (US $750m)	516	501
10.75% Subordinated bond 2006	101	101
Subordinated guaranteed floating rate step-up notes 2009 (Swiss Fr 130m)	54	53
5.00% Subordinated bond 2009 (€511.3m)*	310	317
4.625% Subordinated notes 2011 (€500m)	304	310
11.50% Subordinated guaranteed bond 2017	149	150
10.125% Subordinated guaranteed bond 2023	149	149
7.983% Subordinated notes 2029 (US $1,000m)	681	663
6.50% Subordinated notes 2030	149	148
7.25% Subordinated notes 2021	200	—
Undated subordinated liabilities:
10.0625% Exchangeable subordinated capital securities	199	199
7.35% Perpetual subordinated reset capital securities (US $500m)	343	334
7.25% Perpetual subordinated capital securities (US $150m)	100	98
7.10% Perpetual callable subordinated notes (US $150m)	102	99
7.00% Perpetual subordinated capital securities (US $250m)	167	163
6.70% Perpetual subordinated reset capital securities (US $500m)	342	333
6.00% Step-down perpetual callable subordinated notes (€100m)	60	61
5.56% Subordinated guaranteed notes (YEN 15bn)	79	87
5.50% Subordinated guaranteed notes (YEN 5bn)	26	29
Fixed/Floating rate subordinated notes (YEN 5bn)	26	29
7.50% 10 Year step-up perpetual subordinated notes	319	319
7.50% 15 Year step-up perpetual subordinated notes	425	318
7.38% 20 Year step-up perpetual subordinated notes	173	173
7.13% 30 Year step-up perpetual subordinated notes	279	170
7.13% Fixed to floating rate perpetual subordinated notes (€400m)	241	247
7.25% Perpetual callable subordinated notes (US $400m)	267	—

	6,590	5,871

*	These represent liabilities originally denominated in European currencies which have been converted to euros. The conversion to euros reflects the currency in which the issues will be redeemed.

     The subordinated floating rate notes pay a rate of interest related to the LIBOR of the currency of denomination.

     The 10.0625% Exchangeable subordinated capital securities are exchangeable into fully paid 10.375% non-cumulative non-redeemable sterling preference shares of £1 each, at the option of Abbey National. Exchange may take place on any interest payment date providing that between 30 and 60 days notice has been given to the

NOTES TO THE FINANCIAL STATEMENTS (Continued)

holders. The holders will receive one new sterling preference share for each £1 principal amount of capital securities held. The rights attaching to these preference shares would be the same as those detailed in note 40.

     The 7.35% Perpetual subordinated reset capital securities are redeemable at par, at the option of Abbey National, on 15 October 2006 and each fifth anniversary thereafter.

     The 7.25% Perpetual subordinated capital securities are redeemable at par, at the option of Abbey National, on or after 15 June 2004.

     The 7.10% Perpetual callable subordinated notes are redeemable at par, at the option of Abbey National, on 12 March 2004 and thereafter on each interest payment date.

     The 7.00% Perpetual subordinated capital securities are redeemable at par, at the option of Abbey National, on or after 29 April 2004.

     The 6.70% Perpetual subordinated reset capital securities are redeemable at par, at the option of Abbey National, on 15 June 2008 and each fifth anniversary thereafter.

     The 6.00% Step-down perpetual callable subordinated notes are redeemable at par, at the option of Abbey National, on 19 April 2004 and thereafter on each interest payment date.

     The 5.56% Subordinated guaranteed notes are redeemable at par, at the option of Abbey National, on 31 January 2015 and each fifth anniversary thereafter.

     The 5.50% Subordinated guaranteed notes are redeemable at par, at the option of Abbey National, on 27 June 2015 and each fifth anniversary thereafter.

     The Fixed/Floating rate subordinated notes are redeemable at par, at the option of Abbey National, on 24 December 2016 and each fifth anniversary thereafter.

     The 7.50% 10 Year step-up perpetual subordinated notes are redeemable at par, at the option of Abbey National, on 28 September 2010 and each fifth anniversary thereafter.

     The 7.50% 15 Year step-up perpetual subordinated notes are redeemable at par, at the option of Abbey National, on 28 September 2015 and each fifth anniversary thereafter.

     The 7.38% 20 Year step-up perpetual subordinated notes are redeemable at par, at the option of Abbey National, on 28 September 2020 and each fifth anniversary thereafter.

     The 7.13% 30 Year step-up perpetual subordinated notes are redeemable at par, at the option of Abbey National, on 30 September 2030 and each fifth anniversary thereafter.

     The 7.13% Fixed to floating rate perpetual subordinated notes are redeemable at par, at the option of Abbey National, on 28 September 2010 and each fifth anniversary thereafter.

     The 7.25% Perpetual callable subordinated notes are redeemable at par, at the option of Abbey National, at any time on or after 15 August 2006.

     In common with other debt securities issued by Group companies, the capital securities are redeemable in whole at the option of Abbey National, on any interest payment date, in the event of certain tax changes affecting the treatment of payments of interest on the capital securities in the United Kingdom, at their principal amount together with any accrued interest.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

     Subordinated liabilities including convertible debt securities in issue are repayable:

	2001	2000

	£m	£m
In one year or less	223	—
In more than one year but not more than two years	69	222
In more than two years but not more than five years	1,154	1,099
In more than five years	1,996	1,891
Undated	3,148	2,659

	6,590	5,871

     Subordinated liabilities including convertible debt issued by the Group have a market value, calculated using quoted market prices where available, of £7,357m (2000: £6,491m).

39. Minority interests – non-equity

     Abbey National Capital Trust I (the ‘trust’) issued US $1,000m of 8.963% non-cumulative trust preferred securities (the ‘preferred securities’) in 2000. Each preferred security represents an undivided beneficial interest in the assets of the trust, the assets of which consist of partnership preferred securities representing non-cumulative, perpetual preferred limited partnership interests issued by Abbey National Capital LP I, a Delaware limited partnership (the ‘partnership’). Abbey National plc has 100% indirect ownership of the general partnership interest and priority limited partnership interest.

     Distributions on the preferred securities are made on 30 June and 31 December of each year. The distribution rate is initially 8.963% per annum. After 30 June 2030, the distribution rate on the preferred securities will be at the rate of 2.825% per annum above the three-month US $ LIBOR rate for the relevant distribution period.

     The preferred securities are not redeemable at the option of the holders and the holders do not have any rights against other Abbey National Group companies. The partnership preferred securities may be redeemed by the partnership, in whole or in part, on 30 June 2030 and on each distribution payment date thereafter. Redemption by the partnership of the partnership preferred securities may also occur in the event of a tax or regulatory change. Generally, holders of the preferred securities will have no voting rights.

     The preferred securities and the partnership preferred securities have the benefit of subordinated guarantees of Abbey National plc. On a return of capital or on a distribution of assets on a winding up of the partnership, holders of the partnership preferred securities will be entitled to receive, for each partnership preferred security a liquidation preference of US $1,000, together with any due and accrued distributions and any additional amounts, out of the assets of the partnership available for distribution.

     The preferred securities, the partnership preferred securities and the subordinated guarantees taken together will not entitle the holders to receive more than they would have been entitled to receive had they been the holders of directly issued non-cumulative, non-voting preference shares of Abbey National plc.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

40. Called up share capital and share premium account

	Ordinary shares of 10 pence each	Preference shares of £1 each	Preference shares of US$0.01 each	Preference shares of €0.01 each	Total

	£m	£m	£m	£m	£m
Authorized share capital
At 31 December 2000	175	1,000	6	6	1,187
At 31 December 2001	175	1,000	6	6	1,187

Issued and fully paid share capital
At 31 December 2000	143	325	—	—	468
At 31 December 2001	145	325	—	—	470

Share premium account
At 1 January 2001	1,485	9	116	—	1,610
Shares issued	129	—	298	—	427
Capitalization of reserves in respect of shares
issued via QUEST	13	—	—	—	13

At 31 December 2001	1,627	9	414	—	2,050

     During the year 18,000,000 US dollar preference shares were issued with nominal value of $0.01 each and an offer price of $25. The net proceeds amounted to £298m.

     Under the Company’s Executive, All Employee and Sharesave Schemes, employees hold options to subscribe for 35,621,083 (2000: 31,478,172) ordinary shares at prices ranging from 315 to 1306 pence per share, exercisable up to August 2011. During the year 4,455,279 (2000: 4,245,329) ordinary shares were issued on the exercise of options for a consideration of £35m (2000: £34m). In addition, 10,026,358 ordinary shares were issued in lieu of cash for dividends in 2001, in accordance with the terms of the Alternative Dividend Plan.

     The Group has taken advantage of the exemption from the provisions of UITF 17 (Revised 2000), ‘Employee Share Schemes’, as they relate to the Group’s Sharesave Scheme which is an Inland Revenue approved SAYE scheme.

     The Qualifying Employee Share Trust (QUEST) operates in conjunction with the Sharesave Scheme by acquiring shares in the Company and using them to satisfy Sharesave options, by delivering the shares to the employees on payment of the option price.

     During the year the QUEST has subscribed at market value for ordinary shares at a total cost of £21m (2000: £27m). The Company provided £13m (2000: £15m) to the QUEST for this purpose and £8m (2000: £12m) was received from Sharesave participants. The shares were all transferred by the QUEST to participants in the Group’s Sharesave Scheme in satisfaction of their options. The price paid by option holders, including executive directors, was 466 pence per share (five year options) and 315 pence per share (seven year options). The Company’s contribution has been included as a capitalization of reserves.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

     As of 31 December 2001 there were 1,919,694 shareholders. The following tables show an analysis of their holdings:

Size of shareholding	Shareholders	Number of ordinary shares of 10 pence eachShares

1-100	1,159,354	111,870,313
101-1,000	726,220	286,146,263
1,001+	32,166	1,048,138,651

	1,917,740	1,446,155,227

Size of shareholding	Shareholders	Preference shares of £1 each Shares

1-100	3	102
101-1,000	33	24,216
1,001+	1,845	324,975,682

	1,881	325,000,000

Size of shareholding	Shareholders	Preference shares of US$0.01 eachShares

1-100	7	522
101-1,000	59	30,515
1,001+	7	25,968,963

	73	26,000,000

   Sterling preference shares
     Holders of the sterling preference shares are entitled to receive a bi-annual non-cumulative preferential dividend payable in sterling out of the distributable profits of the Company. The rate per annum will ensure that the sum of the dividend payable on such date and the Associated Tax Credit (as defined in the terms of the sterling preference shares) represents an annual rate of 8 5/8% per annum of the nominal amount of shares issued in 1998, and an annual rate of 10 3/8% for shares issued in 1995 and 1997. On a return of capital or on a distribution of assets on a winding up, the sterling preference shares shall rank pari passu with any other shares that are expressed to rank pari passu therewith as regards participation in assets, and otherwise in priority to any other share capital of the Company.

     On such a return of capital or winding up, each sterling preference share shall, out of the surplus assets of the Company available for distribution amongst the members after payment of the Company’s liabilities, carry the right to receive an amount equal to the amount paid up or credited as paid together with any premium paid on issue and the full amount of any dividend otherwise due for payment.

     Other than as set out above, no sterling preference share confers any right to participate on a return of capital or a distribution of assets of the Company.

     Holders of the sterling preference shares are not entitled to receive notice of or attend, speak and vote at general meetings of the Company unless the business of the meeting includes the consideration of a resolution to wind up the Company or any resolution varying, altering or abrogating any of the rights, privileges, limitations or restrictions attached to the sterling preference shares or if the dividend on the sterling preference shares has not been paid in full for the three consecutive dividend periods immediately prior to the relevant general meeting.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

     In any such case, the sterling preference shareholders are entitled to receive notice of and attend the general meeting at which such resolution is proposed and will be entitled to speak and vote on such a resolution but not any other resolution.

   US dollar preference shares
     Holders of the US dollar preference shares issued in 1996 are entitled to receive a quarterly non-cumulative preferential dividend payable in US dollars out of the distributable profits of the Company payable at a rate annum which will ensure that the sum of the dividend payable on such date and the Associated Tax Credit represents a gross return of 8.75% per annum of the offer price (US$25) of such shares. Holders of the US dollar preference shares issued on 8 November 2001 are entitled to receive a quarterly non-cumulative preferential dividend payable in US dollars out of the distributable profits of the Company payable at the fixed rate US$1.84375 per share annually (or 7.375% of the US$25 offer price).

     The US dollar preference shares are redeemable, in whole or in part, at the option of Abbey National at time and from time to time after five years and one day after the date of original issue. For the 1996 issue, redemption may occur only if the sterling dollar exchange rate is at or above its level at date of allotment, US$1.654:£1, or in the event of a tax or regulatory change. The redemption amount, for both the 1996 and 2001 issues, will be US$25, unless redeemed in years five to ten in which instance a redemption premium will be payable

     On a return of capital or on a distribution of assets on a winding up, the US dollar preference shares shall rank pari passu with any other shares that are expressed to rank pari passu therewith as regards participation in assets, otherwise in priority to any other share capital of the Company. On such a return of capital or winding up, each dollar preference share shall, out of the surplus assets of the Company available for distribution amongst members after payment of the Company’s liabilities, carry the right to receive an amount equal to £22.67, payable US dollars (for the 1996 issue) and an amount equal to US$25 (for the 2001 issue), together with any accrued unpaid dividends at that time.

     Other than as set out above, no US dollar preference share confers any right to participate on a return of capital or a distribution of assets of the Company.

     Holders of the US dollar preference shares are not entitled to receive notice of or attend, speak and vote general meetings of the Company unless the business of the meeting includes the consideration of a resolution wind up the Company or any resolution varying, altering or abrogating any of the rights, privileges, limitations restrictions attached to the US dollar preference shares or if the dividend on the US dollar preference shares has been paid in full for the six consecutive quarters immediately prior to the relevant general meeting.

     In any such case, the US dollar preference shareholders are entitled to receive notice of and attend the general meeting at which such resolution is proposed and will be entitled to speak and vote on such a resolution but not any other resolution.

41. Reserves and profit and loss account

Profit and loss account

£m
At 1 January 2001	4,136
Profit retained for the financial year	328
Revaluation transferred to profit and loss account reserve during the year (see below)	13
Capitalized on exercise of share options issued via QUEST	(13)

At 31 December 2001	4,464

     Exchange gains arising from foreign currency borrowings used to hedge investments in overseas Group undertakings of £1m (2000: £2m) have been taken to the reserves of the Group. These exchange movements are

NOTES TO THE FINANCIAL STATEMENTS (Continued)

matched by corresponding exchange movements on the net assets of overseas Group undertakings in the Group financial statements.

     The revaluation movement transferred to the profit and loss account reserve during the year relates to the cumulative revaluation adjustments in respect of a portfolio of investment properties sold in the year.

	Revaluation reserve	Non-distributable reserve

	£m	£m
At 1 January 2001	14	602
Transfer from profit and loss account	—	167
Revaluation movement in the year	(13)	—

At 31 December 2001	1	769

     The non-distributable reserve represents the value of the Group’s shareholders’ interest in the long term assurance funds of the Life Assurance businesses. The revaluation reserve represents cumulative revaluation adjustments in respect of the Group’s portfolio of investment properties.

42. Reserve capital instruments

     £300m Step-up Callable Perpetual Reserve Capital Instruments (RCIs) were issued on 14 February 2001 by Abbey National plc. Issue costs were £3m.

     RCIs are redeemable by Abbey National on 14 February 2026 or on each coupon payment date thereafter, subject to the prior approval of the FSA and provided that the auditors have reported to the Trustee within the previous six months that the solvency condition is met. In addition, upon the occurrence of certain tax or regulatory events, the RCIs may be exchanges, their terms varied, or redeemed. The RCIs are not redeemable at the option of the holders and the holders do not have any rights against other Abbey National Group companies.

     The RCIs bear interest at a rate of 7.037% per annum, payable annually in arrear, from 14 February 2001 to 14 February 2026. Thereafter, the RCIs will bear interest at a rate, reset every five years, of 3.75% per annum above the gross redemption yield on the UK five year benchmark gilt rate. Abbey National may elect to defer coupon payments at any time.

     The RCIs are unsecured securities of Abbey National and are subordinated to the claims of unsubordinated creditors and subordinated creditors holding Abbey National loan capital. Upon winding up of Abbey National, the holder of each RCI will rank pari passu with the holders of the most senior class or classes of preference shares (if any) of Abbey National then in issue and in priority to all other Abbey National shareholders.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

43. Reconciliation of movements in shareholders’ funds

	2001	2000	1999

	£m	£m	£m
Profit attributable to the shareholders of Abbey National plc	1,276	1,365	1,261
Other non-equity interest appropriations	(19)	—	—
Dividends (see note 11)	(762)	(687)	(610)

	495	678	651
Other recognised net gains and losses relating to the year	—	—	(1)
Increases in ordinary share capital including share premium	144	75	43
Increases in preference share capital including share premium	298	—	—
Issue of reserve capital instruments	297	—	—
Capitalised reserves on exercise of share options	(13)	(15)	(25)
Movement on other reserves	—	11	3
Goodwill transferred from profit and loss account reserve
during the year	—	3	—

Net addition to shareholders’ funds	1,221	752	671
Shareholders’ funds at 1 January	6,830	6,078	5,407

Shareholders’ funds at 31 December	8,051	6,830	6,078

Comprising
Equity shareholders’ funds	7,006	6,380	5,628
Non-equity shareholders’ funds	1,045	450	450

     Equity shareholders’ funds comprise called up ordinary share capital, ordinary share premium account, profit and loss account and reserves.

     Non-equity shareholders’ funds comprise called-up preference share capital and preference share premium account and reserve capital instruments.

44. Assets and liabilities denominated in foreign currency

     The aggregate amounts of assets and liabilities denominated in currencies other than sterling were as follows:

	2001	2000

	£m	£m
Assets	73,485	72,389
Liabilities	85,520	77,622

     The above assets and liabilities denominated in foreign currencies do not indicate the Group’s exposure to foreign exchange risk. The Group’s foreign currency positions are substantially hedged by off-balance sheet hedging instruments, or by on-balance sheet assets and liabilities denominated in the same currency.

45. Guarantees and assets pledged as collateral security

	2001	2000

	£m	£m
Guarantees given to third parties	1,287	1,009
Mortgaged assets granted	1,106	1,125

	2,393	2,134

     Mortgaged assets granted are to secure future obligations to third parties who have provided security to the leasing subsidiaries.

     Guarantees given to third parties include amounts in respect of credit derivative contracts of £406m (2000: £374m). Non-trading credit derivatives include contracts such as credit default swaps, spread put options and credit linked notes, whereby credit risk is accepted in respect of reference assets. Trading credit derivatives are included in note 50.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

46. Other contingent liabilities

	2001	2000

	£m	£m
Other contingent liabilities	129	299

     The principal other contingent liabilities are as follows:

   Rediscounted commercial bills
     Eligible bills sold by Cater Allen International Limited to the Bank of England under a ‘Master Agreement’, which provides for recourse in the event of the issuers’ default, all matured during 2001 (£132m at 31 December 2000).

   Overseas tax demand
     Abbey National Treasury Services plc (ANTS) has received a demand from an overseas tax authority for an amount of £98m (at the balance sheet exchange rate) (2000: £100m) relating to the repayment of certain tax credits received and related charges. As at 31 December 2001, additional interest in relation to the demand could amount to £22m (at the balance sheet exchange rate) (2000: £18m).

     ANTS has received legal advice that it has strong grounds to challenge the validity of the demand and accordingly no specific provision has been made.

47. Commitments
   Obligations under stock borrowing and lending agreements
     Obligations under stock borrowing and lending agreements represent contractual commitments to return stock borrowed. These obligations totalling £22,221m at 31 December 2001 (2000: £19,763m) are offset by a contractual right to receive stock under other contractual agreements.

   Other commitments
     The table below shows the contract or principal amount of commitments other than those relating to derivatives (see note 50).

	2001	2000

	£m	£m
Formal standby facilities, credit lines and other commitments to lend:
Less than 1 year	1,225	1,567
1 Year and over	4,475	4,415
Forward sale and repurchase agreements	148	2,064
Other commitments	—	1

	5,848	8,047

48. Operating leases

	2001 Property	2001 Equipment	2000 Property	2000 Equipment

	£m	£m	£m	£m
Further rental commitments under operating leases expiring:
In not more than 1 year	14	1	11	1
In more than 1 year but not more than 5 years	20	3	29	3
In more than 5 years	87	—	67	—

	121	4	107	4

NOTES TO THE FINANCIAL STATEMENTS (Continued)

     As at 31 December 2001 the Group held various leases on land and buildings, many for extended periods, and other leases for equipment, which require the following aggregate annual rental payments:

	2001	2000

	£m	£m
Year ended 31 December:
2002	125	111
2003	107	100
2004	102	87
2005	93	90
2006	90	71
Total thereafter	840	725

	2001	2000

	£m	£m
Group rental expense comprises:
In respect of minimum rentals	112	81
Less: sub-lease rentals	(1)	(5)

	111	76

49. Financial instruments
     For disclosures required by FRS 13 regarding market risk, see ‘Risk management – market risk’ included elsewhere in this Annual Report.

Interest rate risk
     In accordance with FRS 13, interest rate repricing gap information is shown in the table (the ‘gap table’) below, as at 31 December 2001. It provides an estimate of the repricing profile of the Group’s assets, liabilities and other off-balance sheet exposures for non-trading activities. For the major categories of assets and liabilities, the gap table shows the values of interest earning assets and interest bearing liabilities which reprice within selected time bands. Items are allocated to time bands by reference to the earlier of the next interest rate repricing date and the maturity date. This leads to an apparent timing mismatch where the anticipated maturity date is different from the legal maturity date and hedges have been structured accordingly.

     The positions shown reflect both the repricing behaviour of the administered rates on mortgage and savings products (over which Abbey National has control) and contracted wholesale on and off-balance sheet positions. The tables do not purport to measure market risk exposure.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

   Interest Rate Repricing Gap as at 31 December 2001

			Non-Trading					Trading	Total

	Not more than 3 months	In more than 3 months but not more than 6 months	In more than 6 months but not more than 12 months	In more than 1 year but not more than 5 years	In more than 5 years	Non- interest bearing amounts	Non- Trading Total

	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Treasury and other eligible bills	—	—	—	—	—	—	—	2,489	2,489
Cash and loans and advances to banks(1)	2,020	—	13	167	—	810	3,010	7,358	10,368
Loans and advances to customers (2)	60,330	1,682	2,236	13,463	2,613	39	80,363	4,218	84,581
Net investment in finance leases	3,695	554	288	184	17	—	4,738	—	4,738
Securities and investments	33,265	2,221	503	3,845	8,095	812	48,741	19,932	68,673
Other assets	—	—	—	—	—	11,278	11,278	2,221	13,499
Assets of long term assurance funds	—	—	—	—	—	30,558	30,558	—	30,558

Total assets	99,310	4,457	3,040	17,659	10,725	43,497	178,688	36,218	214,906

Liabilities
Deposits by banks (1)	1,193	820	387	23	118	749	3,290	21,655	24,945
Customer accounts	58,748	1,336	2,492	3,051	125	29	65,781	8,478	74,259
Debt securities in issue	27,358	7,750	6,935	11,001	1,369	—	54,413	—	54,413
Subordinated liabilities	397	136	55	1,508	4,494	—	6,590	—	6,590
Other liabilities	1,071	166	76	5	35	7,971	9,324	6,085	15,409
Liabilities of long term assurance funds	—	—	—	—	—	30,558	30,558	—	30,558
Minority interests – non-equity	—	—	—	—	—	681	681	—	681
Shareholders’ funds – non-equity	—	—	—	—	—	1,045	1,045	—	1,045
– equity	—	—	—	—	—	7,006	7,006	—	7,006

Total liabilities	88,767	10,208	9,945	15,588	6,141	48,039	178,688	36,218	214,906

Off-balance sheet items (3)	(6,376)	5,261	4,544	(3,145)	(560)	276
Interest rate repricing gap	4,167	(490)	(2,361)	(1,074)	4,024	(4,266)

2001 Cumulative gap	4,167	3,677	1,316	242	4,266	—
2000 Cumulative gap	(2,370)	(2,656)	(3,565)	2,505	4,933	—

(1)	Non-interest bearing items within Loans and advances to banks and Deposits by banks include items in the course of collection and items in the course of transmission, respectively. These are short-term receipts and payments within the UK retail banking clearing system. The remaining non-interest bearing item within Loans and advances to banks relates to the interest free deposit maintained with the Bank of England.
(2)	Non-interest bearing items within Loans and advances to customers relate to non-accruing lendings after deduction of associated provisions.
(3)	Off-balance sheet items are classified in the table above according to the interest terms contained in the contracts.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

     Negative gaps are liability sensitive and, all other things being equal, would indicate a benefit if interest rates decline. A positive gap is asset sensitive and, all other things being equal, would indicate a benefit if interest rates increase. Gap positions shown within the interest rate repricing table are attributable to the balance sheet management of the Group’s capital, low rate and non-interest bearing liabilities, aimed at reducing income volatility. Fixed rate assets and liabilities are hedged in line with a broadly risk neutral management objective. A notional allocation of liabilities has been made to the trading book for the purposes of the gap table. Such an allocation represents the proportion of general funding supporting the trading book.

     A number of Abbey National non-trading assets and liabilities are subject to more complex repricing than can be reflected in the above table or reprice with reference to indices other than interest rates. The market risk exposure is minimised through the use of matching derivatives. The material product groupings include:

a)	Loans with embedded interest rate caps and floors. These are subject to a predetermined maximum or minimum interest rate for a period of up to seven years. The risk of volatility in earnings from movements in interest rates is hedged with purchased interest rate caps and floors.
b)	Customer accounts where the return of a fixed period is determined by the performance of an equity index. The risk of volatility in earnings from movements in the equity index is hedged using equity swaps.
c)	Contracts with interest rate floor and swaption features. These may be written, for example, in order to hedge fixed rate funding at efficient overall funding rates, while setting a predetermined minimum rate of interest to be payable in future periods.

     The risks associated with such instruments, and their hedges, are reflected in ‘Risk management – Market risk’.

   Foreign exchange risk
     The Group’s main overseas operations are in France, Netherlands, Italy and the US. The Group also has some small operations elsewhere in Europe and Asia. The main operating (or ‘functional’) currencies of its operations are therefore sterling, euro and US dollar. As the Group prepares its consolidated financial statements is Sterling, these will be affected by movements in the euro/sterling and dollar/sterling exchange rates. The structural currency exposures contained in the Group’s consolidated balance sheet is predominantly affected by movements in the exchange rates between the euro and sterling. This structural currency exposure is not the same as structural market risk which arises from a variety of exposures inherent in a product or portfolio. Translation gains and losses arising from these exposures are recognised in the Statement of total recognised gains and losses.

     The Group mitigates the effect of this exposure by financing a significant proportion of its net investments in its overseas operations with borrowings in the currency of the local operation.

     The Group’s structural currency exposures as at 31 December 2001 were as follows:

	Net investments in overseas operations 2001	Borrowings hedging net investments in overseas operations 2001	Net structural currency exposures 2001	Net structural currency exposures 2000

	£m	£m	£m	£m
Euro – Subsidiary	74	(67)	7	1
– Branches	(30)	—	(30)	(25)
Other non-sterling amounts	2	(1)	1	1

Total	46	(68)	(22)	(23)

     The Group also has some transactional currency exposures. Such exposures arise from the activities of the Group where the operating unit undertakes activities in currencies other than the unit’s functional currency. Where such activities show currency mismatches between assets and liabilities, the Group uses a variety of derivative products (e.g. cross currency swaps, forward foreign exchange contracts) to eliminate some or all of the currency risk

NOTES TO THE FINANCIAL STATEMENTS (Continued)

depending on the amount and nature of the transaction. Controls are in place to limit the size of the Group’s open transactional foreign exchange positions.

     The table below shows those transactional (or non-structural) exposures which give rise to the net currency gains and losses recognised in the profit and loss account. Such exposures comprise the monetary assets and monetary liabilities of the Group that are not denominated in the functional currency of the operating unit involved, other than certain non-sterling borrowings treated as hedges of net investments in overseas operations (as shown in the above table). The exposures shown below are stated net of derivatives used to hedge currency risk.

   Transactional currency exposures – Non-trading book

	Net foreign currency monetary assets/(liabilities)

At 31 December 2001 –	Sterling	US Dollar	Euro	Other	Total

Functional currency of Group operation	£m	£m	£m	£m	£m
Sterling	n/a	13	(4)	(5)	4
Euro	88	—	n/a	—	88

Total	88	13	(4)	(5)	92

	Net foreign currency monetary assets/(liabilities)

At 31 December 2000 –	Sterling	US Dollar	Euro	Other	Total

Functional currency of Group operation	£m	£m	£m	£m	£m
Sterling	n/a	17	7	(11)	13
Euro	24	—	n/a	—	24

Total	24	17	7	(11)	37

     The Wholesale Banking and Business to Consumer segments generate a significant proportion of their income in currencies other than the functional currency, and may use forward foreign exchange contracts to fix the functional currency equivalent of their forecast income. The outstanding nominal of such transactions at 31 December 2001 was £161m, all with a maturity of less than one year.

50. Derivatives
     Derivatives financial instruments (‘derivatives’) are contracts or agreements whose value is derived from one or more underlying indices or asset values inherent in the contract or agreement. Derivatives are used for trading and non-trading purposes. These terms are defined in Accounting policies: Derivatives.

   Non-trading derivatives
     The main non-trading derivatives are interest rate and cross-currency swaps, which are used to hedge the Group’s exposures to interest rates and exchange rates inherent in non-trading assets, liabilities and positions, including fixed rate lending and structured savings products within Retail Banking, Business to Business and Business to Consumer segments and medium term note issues, capital issues and fixed rate asset purchases within Wholesale Banking.

     Derivative products which are combinations of more basic derivatives (such as swaps with embedded option features), or which have leverage features, may be used in circumstances where the underlying position being hedged contains the same risk features. In such cases the derivative used will be structured to match the risks of the underlying asset or liability. Exposure to market risk on such contracts is therefore hedged.

     Derivatives used for non-trading activities are accounted for on an accruals basis consistent with the assets, liabilities or positions being hedged.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

     The following table summarises activities undertaken by the Group, the related risks associated with such activities and the types of derivatives used in managing such risks. Such risks may also be managed using on-balance sheet instruments as part of an integrated approach to risk management.

Activity	Risk	Type of Hedge

Management of the return on variable rate assets financed by shareholders’ funds and net non-interest bearing liabilities.	Reduced profitability due to falls in interest rates.	Receive fixed interest rate swaps.Purchase interest rate floors.
Fixed rate lending.	Sensitivity to increases in interest rates.	Pay fixed interest rate swaps. Purchase interest rate caps.
Fixed rate retail and wholesale funding.	Sensitivity to falls in interest rates.	Receive fixed interest rate swaps.
Equity-linked retail funding.	Sensitivity to increases in equity market indices.	Receive equity swaps.
Management of other net interest income on retail activities.	Sensitivity of returns to changes in interest rates.	Interest rate swaps and caps/floors according to the type of risk identified.
Fixed rate asset investments.	Sensitivity to increases in interest rates.	Pay fixed interest rate swaps.
Investment in foreign currency assets.	Sensitivity to strengthening of sterling against other currencies.	Cross-currency and foreign exchange swaps. Foreign currency funding.
Investment in, and issuance of, products with embedded options.	Sensitivity to changes in underlying rate and rate volatility causing option exercise.	Interest rate swaps plus caps/ floors, and other matched options.
Investment in, and issuance of, bonds with put/call features.	Sensitivity to changes in rates causing option exercise.	Interest rate swaps combined with swaptions*.
Firm commitments (e.g. asset purchases, issues arranged).	Sensitivity to changes in rates between arranging a transaction and completion.	Hedges are arranged at the time of commitments if there is exposure to rate movements.

* A swaption is an option on a swap which gives the holder the right but not the obligation to buy or sell a swap.

   Trading derivatives
     Abbey National Financial Products (ANFP) is the principal business within the Abbey National Group actively trading derivative products and is additionally responsible for implementing Group hedging activities involving derivative contracts with the external market. ANFP’s objective is to gain value by marketing derivatives to end-users and hedging the resulting exposures efficiently. Products offered by ANFP include interest rate and cross-currency swaps, caps, floors, swaptions, equity derivatives and credit derivatives. ANFP has established clear guidelines for staff to ensure that end-users are aware of the potential risk of entering into complex derivative transactions. ANFP also use these products, together with exchange traded options and futures, for hedging purposes.

     A comprehensive value at risk (VaR) limit structure has been established for ANFP which includes exposures to interest rates, yield curve shape, volatility surfaces, equity indices and credit spread risks. Additional stress tests covering sensitivity to large changes in the underlying variables have also been established. Substantially no foreign exchange risk is currently run within ANFP, other than that accruing through profits earned in currencies other than sterling. These exposures are monitored and hedged on a daily basis. Direct interest rate exposure is also maintained at low levels, but exact hedges are often not available in the market and this will give rise to a combination of yield curve, volatility and spread risk within the established limits. The overall management and control policy framework at ANFP is consistent with ‘The Derivatives Practices and Principles’ issued by the Group of 30 Global Derivatives Study Group.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

     ANTS additionally uses derivatives as part of trading book activity, hedging interest rate exposures created within asset backed and other bond portfolios.

     Derivatives used in trading activities are stated at fair value.

   Quantitative disclosures
     The table below shows the contract or underlying principal amounts, positive and negative fair values and related book values of non-trading and trading derivatives analyzed by type of contract. Contract or underlying principal amounts indicate the volume of business outstanding at the balance sheet date and do not represent amounts at risk. The fair values represent the amount at which a contract could be exchanged in an arm’s length transaction, calculated at market rates current at the balance sheet date.

2001 – Non-trading derivatives:	Contractor underlying principal	Positive fair values	Related book value	Negative market values	Related book value

	£m	£m	£m	£m	£m
Exchange rate contracts:
Cross-currency swaps	27,307	746	416	1,131	843
Foreign exchange swaps and
forwards	1,952	15	15	10	5
Foreign exchange options	29	3	—	—	—

	29,288	764	431	1,141	848

Interest rate contracts:
Interest rate swaps	102,521	2,411	1,058	2,173	938
Caps, floors and swaptions	9,040	79	127	167	—
Futures (exchange traded)	6,875	—	—	—	—
Forward rate agreements	300	—	—	—	—

	118,736	2,490	1,185	2,340	938

Equity and commodity contracts:
Equity index options	277	25	(5)	—	1
Equity and commodity index swaps	528	18	(2)	43	6

	805	43	(7)	43	7

Total	148,829	3,297	1,609	3,524	1,793

NOTES TO THE FINANCIAL STATEMENTS (Continued)

2000 – Non-trading derivatives:	Contract or underlying principal	Positive fair values	Related book value	Negative market values	Related book value

	£m	£m	£m	£m	£m
Exchange rate contracts:
Cross-currency swaps	18,574	740	425	873	792
Foreign exchange swaps and forwards	2,885	19	21	146	146
Foreign exchange options	29	3	1	—	—

	21,488	762	447	1,019	938

Interest rate contracts:
Interest rate swaps	99,343	2,823	1,670	1,755	740
Caps, floors and swaptions	9,043	97	177	8	(1)
Futures (exchange traded)	2,030	—	—	—	—
Forward rate agreements	1,685	—	—	—	—

	112,101	2,920	1,847	1,763	739

Equity and commodity contracts:
Equity index options	939	1	—	6	—
Equity and commodity index swaps	474	31	(17)	42	7

	1,413	32	(17)	48	7

Total	135,002	3,714	2,277	2,830	1,684

     Included in the above analysis of non-trading derivatives are exchange rate contracts, interest rate contracts and equity and commodity contracts with underlying principal amounts of £4,681m (2000: £2,618m), £63,922m (2000: £61,205m) and £48m (2000: £126m) respectively, which were undertaken for non-trading purposes by Group entities with ANFP, which in turn entered into similar contracts with external counterparties. The total net negative fair value of such contracts amounted to £331m (2000: net positive £433m).

NOTES TO THE FINANCIAL STATEMENTS (Continued)

	Contract or underlying principal 2001	Positive fair values 2001	Negative fair values 2001	Contract or underlying principal 2000	Positive fair values 2000	Negative fair values 2000

	£m	£m	£m	£m	£m	£m
Trading derivatives:
Exchange rate contracts:
Cross-currency swaps	11,267	185	124	8,677	230	211
Foreign exchange swaps and forwards	10,702	102	59	10,785	194	143

	21,969	287	183	19,462	424	354

Interest rate contracts:
Interest rate swaps	267,769	4,482	4,795	191,549	2,848	2,927
Caps, floors and swaptions	68,478	473	698	41,356	260	401
Futures (exchange traded)	30,132	—	—	8,836	—	—
Forward rate agreements	3,574	2	2	2,409	2	2

	369,953	4,957	5,495	244,150	3,110	3,330

Equity and credit contracts:
Equity index options	12,262	357	1,904	7,274	429	1,084
Equity index options (exchange traded)	1,566	—	20	3,407	2	11
Credit derivatives	7,119	45	51	1,710	7	2

	20,947	402	1,975	12,391	438	1,097

Total	412,869	5,646	7,653	276,003	3,972	4,781

Effect of netting		(3,756)	(3,756)		(2,372)	(2,372)
Fair values of contracts between ANFP
and other Group entities		331	—		—	433

Amount included in Other assets/Other
liabilities		2,221	3,897		1,600	2,842

     Included in the negative fair value of equity index options are amounts due under guaranteed retail products, the cash for which was received at inception.

     Net positive fair values of £331m (2000: net negative £433m) on all contracts held by ANFP with other Group entities are included within Other assets/Other liabilities, as shown in the above table. Associated contracts which ANFP has transacted with external counterparties are included in the analysis of trading derivatives.

     Positive fair values arise where gross positive fair values exceed gross negative fair values on a contract by contract basis. This equates to net replacement cost. Negative fair values arise where gross negative fair values exceed gross positive fair values on a contract by contract basis. The totals of positive and negative fair values arising on trading derivatives as at 31 December 2001 have been netted where the Group has a legal right of offset with the relevant counterparty.

     Substantially all of the Group’s derivatives activity is contracted with financial institutions.

     All exchange traded instruments are subject to cash requirements under the standard margin arrangements applied by the individual exchanges. Such instruments are not subject to significant credit risk. Other derivative contracts are not subject to these cash requirements.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

     The following table analyses over-the-counter (OTC) and other non-exchange traded derivatives held for non-trading purposes by remaining maturity:

	Contract or underlying principal amounts 2001	Replacement cost 2001	Contract or underlying principal amounts 2000	Replacement cost 2000

	£m	£m	£m	£m
Non-trading derivatives maturing:
In not more than 1 year	40,821	711	37,546	1,143
In more than 1 year but not more than 5 years	67,792	1,280	67,454	1,395
In more than 5 years	33,341	1,306	27,972	1,176

	141,954	3,297	132,972	3,714

     The following table analyses OTC and other non-exchange traded derivatives held for trading purposes by remaining maturity:

	Contract or underlying principal amounts 2001	Replacement cost 2001	Contract or underlying principal amounts 2000	Replacement cost 2000

	£m	£m	£m	£m
Trading derivatives maturing (before netting):
In not more than 1 year	71,835	669	56,718	835
In more than 1 year but not more than 5 years	188,632	2,495	126,301	1,610
In more than 5 years	120,704	2,482	80,741	1,525

	381,171	5,646	263,760	3,970

   Unrecognised gains and losses on financial assets and financial liabilities resulting from hedge accounting

     Gains and losses on financial instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. Unrecognised gains and losses on instruments used for hedging are as follows:

	Gains	Losses	Total net gains (losses)

	£m	£m	£m
At 31 December 2001
In 1 year or less	694	(537)	157
After 1 year	1,563	(1,763)	(200)

	2,257	(2,300)	(43)

At 31 December 2000
In 1 year or less	664	(533)	131
After 1 year	1,222	(1,062)	160

	1,886	(1,595)	291

     The net gain unrecognised at 31 December 2000 and recognised during the year was £127m (2000: net loss £43m).

NOTES TO THE FINANCIAL STATEMENTS (Continued)

   Deferred gains and losses on financial assets and financial liabilities resulting from hedge accounting

     Deferred balances relating to settled derivatives and other financial transactions previously used as hedges, will be released to the profit and loss account in the same periods as the income and expense flows from the underlying hedged transactions

 The movement in the period is as follows:

	Gains	Losses	Total net gains (losses)

	£m	£m	£m
At 1 January 2001	81	(19)	62
Previous years deferred gains and losses recognized in the year	(17)	10	(7)
Gains and losses deferred in the year	31	(5)	26

At 31 December 2001	95	(14)	81

Gains and losses expected to be recognised:
In 1 year or less	32	(8)	24
After 1 year	63	(6)	57

51. Consolidated cash flow statement

a) Reconciliation of profit before tax to net cash inflow from operating activities

	2001	2000	1999

	£m	£m	£m
Profit on ordinary activities before tax	1,938	1,975	1,783
Decrease (increase) in interest receivable and prepaid expenses	441	(647)	342
Increase (decrease) in interest payable and accrued expenses	337	918	(155)
Provisions for bad and doubtful debts	263	273	303
Provisions for contingent liabilities and commitments	(9)	21	23
Net advances written off	(288)	(308)	(317)
Increase before tax from long term assurance business	(345)	(240)	(196)
Depreciation and amortisation	407	312	171
Income from associated undertakings	(14)	(17)	(12)
Profit on sale of subsidiary and associated undertakings	(67)	(45)	—
Profit on sale of tangible fixed assets and investments	(57)	(104)	(108)
Effect of other deferrals and accruals of cash flows
from operating activities	191	(43)	98

Net cash inflow from trading activities	2,797	2,095	1,932
Net decrease (increase) in loans and advances to banks and customers	4,319	(6,656)	(5,504)
Net decrease (increase) in investment in finance leases	328	164	(100)
Net decrease (increase) in bills and securities	1,054	(4,307)	3,314
Net (decrease) increase in deposits and customer accounts	(4,090)	12,197	445
Net (decrease) increase in debt securities in issue	(3,056)	4,612	8,404
Net increase in other liabilities less assets	362	472	2,243
Exchange movements	26	(2,484)	(207)

Net cash inflow from operating activities	1,740	6,093	10,527

     Exchange movements represent exchange movements on cash balances and investing and financing activities. The movements are not indicative of the Group’s exposure to foreign exchange risk on these items, because foreign currency positions in such balances are substantially hedged by other on-balance sheet and off-balance sheet foreign

NOTES TO THE FINANCIAL STATEMENTS (Continued)

currency amounts. All other exchange movements, including movements on hedges, are included in the relevant captions in the above reconciliation.

b) Analysis of the balances of cash as shown in the balance sheet
Included in the balance sheet are the following amounts of cash:

	Cash and balances with central banks	Loans and advances to other banks repayable on demand	Total

	£m	£m	£m
At 1 January 2001	437	5,539	5,976
Net cash inflow (outflow)	57	(87)	(30)

At 31 December 2001	494	5,452	5,946

At 1 January 2000	701	2,483	3,184
Net cash (outflow) inflow	(264)	3,056	2,792

At 31 December 2000	437	5,539	5,976

At 1 January 1999	329	1,337	1,666
Net cash inflow	372	1,146	1,518

At 31 December 1999	701	2,483	3,184

     The Group is required to maintain balances with the Bank of England which at 31 December 2001 amounted to £124m (2000: £111m, 1999: £98m). These are shown in Loans and advances to banks, and are not included in cash for the purposes of the cash flow statement.

c) Analysis of changes in financing during the year

	Share capital inc. share premium	Reserve capital instruments	Non-equity minority interests	Subordinated liabilities	Total

	£m	£m	£m	£m	£m
At 1 January 2001	2,078	—	664	5,871	8,613
Net cash inflow from financing	325	297	—	686	1,308
Shares issued for a non-cash consideration	104	—	—	—	104
Capitalized on exercise of share options	13	—	—	—	13
Effect of foreign exchange rate changes	—	—	17	33	50

At 31 December 2001	2,520	297	681	6,590	10,088

At 1 January 2000	2,003	—	—	4,642	6,645
Net cash inflow from financing	11	—	620	990	1,621
Shares issued for a non-cash consideration	49	—	—	—	49
Capitalized on exercise of share options	15	—	—	—	15
Effect of foreign exchange rate changes	—	—	44	239	283

At 31 December 2000	2,078	—	664	5,871	8,613

At 1 January 1999	1,960	—	—	3,333	5,293
Net cash inflow from financing	18	—	—	1,330	1,348
Capitalized on exercise of share options	25	—	—	—	25
Effect of foreign exchange rate changes	—	—	—	(21)	(21)

At 31 December 1999	2,003	—	—	4,642	6,645

NOTES TO THE FINANCIAL STATEMENTS (Continued)

d) Acquisitions of subsidiary undertakings and purchase of businesses

	2001	2000	1999

	£m	£m	£m
Net assets acquired:
Loans and advances to banks	1,590	275	—
Loans and advances to customers	15	—	—
Operating lease assets	89	—	—
Tangible fixed assets	1	1,487	36
Other assets	21	58	30
Debt securities	634	—	—
Long term assurance business	271	—	—
Assets of long term assurance funds	9,411	—	—
Customer accounts	(1,507)	—	—
Debt securities in issue	—	(549)	—
Provisions for liabilities and charges	(16)	—	—
Other liabilities	(21)	(299)	—
Liabilities of long term assurance funds	(9,411)	—	—
Goodwill on acquisitions	1,034	54	—

	2,111	1,026	66

Satisfied by:
Cash	498	1,026	30
Deferred cash/loan notes	1,613	—	—
Loan prepayment	—	—	36

	2,111	1,026	66

e) Analysis of the net outflow of cash in respect of acquisitions of subsidiary undertakings and purchase of businesses

	2001	2000	1999

	£m	£m	£m
Cash consideration	498	1,026	30

f) Sale of subsidiary and associated undertakings

	2001	2000	1999

	£m	£m	£m
Net assets disposed of:
Equity shares and other similar interests	1	—	—
Loans and advances to banks	32	—	—
Net investment in finance leases	127	—	—
Other assets	115	16	—
Cash at bank and in hand	12	5	—
Tangible fixed assets	49	—	—
Interests in associated undertakings	4	—	—
Deposits by banks	(113)	—	—
Customer accounts	(16)	—	—
Other liabilities	(108)	(3)	—
Provisions for liabilities and charges	(31)	—	—
Goodwill written back	—	3	—
Profit on disposal	67	42	—

	139	63	—

Satisfied by:
Cash	139	63	—

NOTES TO THE FINANCIAL STATEMENTS (Continued)

g) Analysis of the net inflow of cash in respect of the sale of subsidiary and associated undertakings

	2001	2000	1999

	£m	£m	£m
Cash received as consideration	139	63	—
Cash disposed of	(12)	(5)	—

Net cash inflow in respect of sale of subsidiary and associated
undertakings	127	58	—

52. Retirement benefits
     The Abbey National Amalgamated Pension Fund, Abbey National Group Pension Scheme, Abbey National Associated Bodies Pension Fund, Scottish Mutual Assurance Staff Pension Scheme, Scottish Provident Institutional Staff Pension Fund and National & Provincial Building Society Pension Fund are the principal pension schemes within the Group, covering 86% (2000: 81%) of the Group’s employees, and are all funded defined benefits schemes. The Abbey National Amalgamated and Associated, Scottish Mutual Assurance, Scottish Provident Institutional and National & Provincial pension funds are closed schemes, thus under the projected unit method the current service cost will increase as members of the schemes reach retirement.

     Formal actuarial valuations of the assets and liabilities of the schemes are carried out on a triennial basis by an independent professionally qualified actuary. The latest formal actuarial valuation was made as at 31 March 1999 for the Amalgamated Fund and Group Pension Scheme, 31 December 2000 for the Scottish Provident Institution Staff Pension Fund, 31 December 1999 for the Scottish Mutual Assurance Staff Pension Scheme and 31 March 2000 for the National & Provincial Building Society Pension Fund. In addition, there is an annual review by the appointed actuary. The results of these reviews are included in the financial statements.

The main long term financial assumptions, as stated in absolute terms, used in the 2001 annual review were:

% Nominal per annum

Investment returns	6.5
Pension increases	3.0
General salary increase	4.5
General price inflation	3.0

     As at the latest actuarial review date, the market value of the combined assets was £2,340m and the combined funding level was 103%. All of the pension fund liabilities are valued on an actuarial basis using the projected unit method. In the period ending 31 December 2001, the employer’s contribution rates to the schemes ranged from 12.2% to 23.7%. In consultation with the actuary, the agreed contribution rates for future years range from 8.7% to 23.1%.

     As shown in the table below, the pension cost reflects the regular contribution rate less amounts in respect of the surplus or deficit being recognized over the expected remaining service lives of the members of all the Group’s schemes in accordance with SSAP 24 ‘Accounting for pension costs’. Surpluses or deficits are amortized on the basis of straight line amortization with interest on the reducing balance. The pension cost charged to the profit and loss account for the year was as follows:

	2001	2000

	£m	£m
Regular cost	73	79
Amortization of surpluses arising on pension schemes	(9)	(12)
Amortization of deficits arising on pension schemes	8	1
Amortization of surplus arising from fair value adjustment on acquisition of N&P	2	2

Charged to profit and loss account (note 37)	74	70

NOTES TO THE FINANCIAL STATEMENTS (Continued)

     Balances representing the difference between amounts paid to the respective pension schemes of the Group and any amounts charged to the profit and loss account, in accordance with SSAP 24, are included in the balance sheet. At 31 December 2001, an asset of £30m (2000: £21m) and a liability of £16m (2000: £2m) have been included in the balance sheet accordingly. In addition, included in Other assets as at 31 December 2001 was an amount of £19m (2000: £21m) in respect of the unamortized pension scheme surplus assessed at the date the business of National & Provincial was purchased. This was based on an actuarial assessment of the scheme at that date and is included in the balance sheet in accordance with FRS 7. This balance is being amortized over the average remaining service lives of employees in the scheme as shown above.

   Additional disclosures required under the transition provisions of FRS17:
     In November 2000 the Accounting Standards Board issued FRS17, Retirement benefits, which will replace SSAP 24, Accounting for pension costs. FRS 17 will be fully effective for accounting periods ending on or after 22 June 2003. Certain additional disclosures are required under the transition provisions of FRS 17 for accounting periods ending on or after 22 June 2001. These disclosures are included below.

     The main long term financial assumptions, as stated in absolute terms, under the provisions of FRS 17 are as follows:

% Nominal per annum

Discount rate for scheme liabilities	5.75
Pension and deferred pension increases	2.5
General salary increase	4.0
General price inflation	2.5

     The fair value of the assets held by the pension schemes at 31 December 2001, and the expected rate of return for each class of assets for the current period, is as follows:

	% Expected rate of return	Fair value

		£m
Equities	7.0	1,805
Bonds	5.0	375
Others	4.0	106

		2,286

     Pension fund liabilities are valued on an actuarial basis using the projected unit method and pension assets are stated at their fair value.

     The net pension scheme deficit measured under FRS 17 as at 31 December 2001 comprised the following:

£m
Total market value of assets	2,286
Present value of scheme liabilities	(2,373)

FRS 17 scheme deficit	(87)
Related deferred tax asset	26

Net FRS 17 scheme deficit	(61)

     If the full provisions of FRS 17 were reflected in the financial statements, the Group profit and loss account reserve of £4,464m would be reduced by £74m to £4,390m. This reduction reflects the FRS 17 position shown above and the reversal of the remaining unamortized asset relating to the surplus in the National & Provincial pension fund at acquisition.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

53. Directors’ emoluments and interests
     Further details of directors’ emoluments and interests are included in the Directors, Senior Management and Employees section on pages 97 to 111. These details include, as specified for audit by the UK Listing Authority, an analysis, by director, of salary and other payments and benefits on page 106, an analysis of directors’ share interests and share options on pages 108 to 110 and details of the directors’ conditional rights over the Company’s shares under the Long Term Incentive Plan on page 111, all of which form part of these audited financial statements.

     Ex gratia pensions paid to former directors of Abbey National plc in 2001, which have been provided for previously, amounted to £71,840 (2000: £139,220). In 1992, the Board decided not award any new such ex gratia pensions and accordingly, no charge (2000: nil) to the profit and loss account has been made in respect of them.

     Details of loans, quasi loans and credit transactions entered into or agreed by the Company or its subsidiaries with persons who are or were directors and connected persons and officers of the Company during the year were as follows:

	Number of persons	Aggregate amount outstanding

		£000
Directors
Loans	10	1,369
Quasi loans	4	14
Credit transactions	—	—

	Number of persons	Aggregate amount outstanding

		£000
Officers
Loans	24	3,205
Quasi loans	11	15
Credit transactions	17	306

     No director had a material interest in any contract of significance, other than a service contract, with the Company or any of its subsidiaries at any time during the year. The directors did not have any interests in shares or debentures of subsidiaries. Further disclosures relating to these transactions, as required under FRS 8, ‘Related party disclosures’ are given in note 54.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

54. Related party disclosures
a) Transactions with directors, executive officers and their close family members
     Directors, executive officers and members of their close families have undertaken the following transactions with the Abbey National Group in the course of normal banking and life assurance business.

	No. of directors and executive officers(1) 2001	Amounts in respect of directors, executive officers(1) and their close family members 2001

		£000
Secured loans, unsecured loans and overdrafts
Net movements in the year	13	(170)
Balances outstanding as at 31 December	8	1,413
Deposit, investment, bank and instant access accounts
Net movements in the year	16	937
Balances outstanding as at 31 December	13	4,401
Life assurance policies and investments
Net movements in the year	3	360
Total sum insured/value of investment	2	811

	No. of directors and executive officers(1) 2000	Amounts in respect of directors, executive officers(1) and their close family members 2000

		£000
Secured loans, unsecured loans and overdrafts
Net movements in the year	12	307
Balances outstanding as at 31 December	11	1,583
Deposit, investment, bank and instant access accounts
Net movements in the year	16	(180)
Balances outstanding as at 31 December	15	3,464
Life assurance policies and investments
Net movements in the year	3	280
Total sum insured/value of investment	3	451

(1) Executive officers are defined as those officers who report directly to the Group Chief Executive.

     Two directors have also undertaken sharedealing transactions through an execution only stockbroker subsidiary company of an aggregate net value of £18,903. The transactions were on normal business terms and standard commission rates were payable.

     Secured and unsecured loans are made to directors, executive officers and their close family members on the same terms and conditions as applicable to other employees within the Group.

     Amounts deposited by directors, executive officers and their close family members earn interest at the same rates as those offered to the market or on the same terms and conditions applicable to other employees within the Group.

     Life assurance policies and investments are entered into by directors, executive officers and their close family members on normal market terms and conditions, or on the same terms and conditions as applicable to other employees within the Group.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

b) Transactions with associated undertakings
     Abbey National Independent Consulting Group Ltd (ANICG) held a 49% share in Willis National Holdings Ltd (Willis National), a company offering independent financial advice. Willis National earns a commission on insurance premiums, for which it pays introductory fees. The net income from such fees amounted to nil (2000: nil) for the period ended 31 July 2001. On 31 July 2001 ANICG sold its interests in Willis National for £17m.

     First National Bank plc holds a 50% share in PSA Finance plc (PSA), a subsidiary of Peugeot SA. PSA is a finance organization providing financial services to the Peugeot-Citroen car dealership network. The income receivable from the Group’s interest in PSA amounted to £14m (2000: £16m) in the year.

     Abbey National Jersey International Limited holds 24.5% of the ordinary shares in DAH Holdings Limited (DAH), for a nominal consideration. DAH is the holding company of a private banking organisation, and is registered in Bermuda. The income receivable from the Group’s interest in DAH amounted to nil (2000: £1m) in the year.

     On 2 May 2001 Abbey National plc acquired a 25% interest in EDS Credit Services Ltd, a subsidiary of Electronic Data Systems Ltd (EDS). EDS is a professional services firm specialising in information technology. The income receivable from the Group’s interest in EDS Credit Services Ltd amounted to nil in the period.

     Balances outstanding between the Group and associated companies as at 31 December 2001 are detailed in notes 15 and 31. Further details of the Group’s interests in associated undertakings are shown in note 21.

c) Transactions with long term assurance funds
     The long term assurance funds are related parties for the purposes of this disclosure because the assets and liabilities of the long term assurance funds are included in the balance sheet.

     As at 31 December 2001, Group entities owed £494m (2000: £202m) to, and were owed £410m (2000: £327m) by, the long term assurance funds. Of these respective amounts £485m (2000: £198m) relates to amounts deposited by the long term assurance funds with non life assurance Group entities, and £269m (2000: £271m) relates to amounts owed by the long term assurance funds to non life assurance Group entities. The remaining amounts represent balances between the long term assurance funds and the shareholders’ funds of the life assurance businesses within the Group. In addition, the long term assurance funds have lent £2.057m (2000: £1,121m) of investment assets to a subsidiary of ANTS under stock lending agreements as at 31 December 2001.

     Included in Loans and advances to customers are two contingent loans to the long term assurance funds of Scottish Mutual Assurance and Scottish Provident of £500m and £627m respectively. See note 20 for further details.

     Included in Fees and commissions receivable in the year is an amount of £53m (2000: £48m) receivable from the long term assurance fund of Abbey National Life plc in respect of life assurance products sold through the retail branch network, and an amount of £123m (2000: £20m) receivable from the long term assurance funds of Abbey National Life and Scottish Mutual Assurance in respect of option premiums paid to ANTS.

     During the year Abbey National Financial Investment Services plc (ANFIS) incurred costs amounting to £157m (2000: £98m) on behalf of the long term assurance funds. All such costs were recharged to the long term assurance funds and included within the charge to income from long term assurance business. Included within Fees and commissions receivable are management fees received by ANFIS totalling £148m (2000: £93m) from the long term assurance funds.

     Details of transfers of funds between shareholders’ funds and long term assurance funds are provided in note 20. Included within Assets of long term assurance funds and Liabilities of long term assurance funds are amounts owing between the long term assurance funds of £21m (2000: £1m).

     The value of the funds’ holdings in internally managed unit trusts amounted to £3,635m (2000: £4,281m) at 31 December 2001. The unit trusts are managed by Abbey National Unit Trust Management Ltd, Scottish Mutual International Fund Managers Ltd, Scottish Mutual International Managers Ltd and Abbey National Asset Managers Ltd.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

55. Differences between UK GAAP and US GAAP
     The significant differences applicable to the Group’s financial statements are summarised below.

Goodwill
     UK GAAP Goodwill arising on consolidation as a result of the acquisitions of subsidiary and associated undertakings after 1 January 1998, and goodwill arising on the purchase of businesses after 1 January 1998, is capitalised under the heading, Intangible fixed assets, and amortised over its expected useful economic life. Such goodwill is subject to review for impairment in accordance with FRS 11, ‘Impairment of fixed assets and goodwill’. The useful economic life is calculated using a valuation model which determines the period of time over which returns are expected to exceed the cost of capital, subject to a maximum period of 20 years. Goodwill arising on consolidation as a result of the acquisitions of subsidiary and associated undertakings prior to 1 January 1998, and goodwill which arose on the purchase of businesses prior to 1 January 1998, has previously been taken to Shareholders’ funds as reserves.

     US GAAP Goodwill resulting from acquisitions prior to 1 July 2001 is capitalised and amortised in the consolidated statement of net income over the period in which the benefits are estimated to accrue. In the Group’s case, a period of no longer than 20 years has been used. Such goodwill is written off when judged to be impaired.

     The Group adopted SFAS 141, ‘Business Combinations’, on 1 July 2001, and has therefore not amortised goodwill resulting from acquisitions since this date.

Core deposit intangible
     UK GAAP An asset representing the fair value of retail customer relationships associated with the acquisition of a savings entity is not separately identified and capitalised apart from goodwill.

     US GAAP An intangible asset representing the fair value of retail customer relationships associated with the acquisition of a savings entity is capitalised and amortised in the consolidated statements of income over the estimated average life of the retail customer relationships.

Computer software expenses
     UK GAAP Expenses on the purchase or development of computer software are charged to the profit and loss account as incurred.

     US GAAP Certain costs relating to software developed or obtained for internal use is capitalised and amortised on a straight-line basis over the expected useful life of the software.

Pension costs
     UK GAAP Where pensions are provided by means of a funded defined benefits scheme, annual contributions are based on actuarial advice. The expected cost of providing pensions is recognised on a systematic basis over the expected average remaining service lives of the members of the scheme. Variations from regular cost are spread over the average remaining service lives of current employees on a straight line basis.

     US GAAP SFAS 87, ‘Employers Accounting for Pensions’, prescribes the method of actuarial valuation, which includes differences from certain assumptions used for the UK GAAP actuarial computation. In addition, assets are assessed at fair value and liabilities are assessed at current settlement rates. Certain variations from regular cost are allocated in equal amounts over the average remaining service lives of current employees.

Leasing
     UK GAAP Income from finance leases, including benefits from declining tax rates, is credited to the profit and loss account using the actuarial after tax method to give a constant periodic rate of return on the net cash investment.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

     US GAAP Finance lease income is recognised so as to give a level rate of return on the investment in the lease, but without taking into account tax payments and receipts.

Shareholders’ interest in long term assurance business
     UK GAAP The shareholders’ interest in the long term assurance funds is valued at the present value of the surplus expected to emerge in the future from business currently in force, together with the Group’s interest in the surplus retained within the long term assurance funds.

     US GAAP The net present value of the profits inherent in the long term assurance business is not recognised under US GAAP.

     Contracts for conventional products such as endowment and term assurance policies are accounted for in accordance with SFAS 60, ‘Accounting and Reporting by Insurance Enterprises.’ Premiums are recognised as revenue when due from the policyholders. Costs of claims are recognised when insured events occur. A liability for future policy benefits to be paid to or on behalf of policyholders is established based upon the present value of future benefits less the present value of future net premiums. Acquisition costs are charged to the profit and loss account in proportion to premium revenue recognised.

     Contracts which cover unit-linked products are accounted for in accordance with SFAS 97, ‘Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and Realised Gains and Losses from the Sale of Investments.’ Premiums and front-end load type charges receivable from customers and acquisition costs relating to the acquisition of new contracts are capitalised and amortised in proportion to the present value of estimated gross profits. Estimated gross profits are projected on best estimate assumptions with no provisions for adverse deviation. The liability for policy benefits is set equal to the nominal policyholders’ account balance. Costs of claims are recognised when insured events occur.

Stock-based compensation
     UK GAAP The costs of equity-based instruments, issued to employees under compensation schemes are generally accounted for under the intrinsic value method. If the terms of the schemes result in compensation expense, a charge is recognized through the profit and loss account over the vesting period. For Inland Revenue approved Save As You Earn schemes, equity-based instruments are accounted for within the called-up share capital and share premium accounts on the balance sheet when exercised.

     US GAAP The Group has elected to follow the accounting provisions of APB 25, ‘Accounting for Stock Issued to Employees’, for grants of shares, stock options, and other equity instruments and to adopt the disclosure-only provisions of SFAS 123, ‘Accounting for Stock-based Compensation.’

Investments in securities
     UK GAAP Securities held for investment purposes are stated at cost adjusted for any amortisation of premium or discount. Provision is made for any impairment in value.

     All securities not held for investment purposes are stated at market value and profits and losses arising from this revaluation are taken to the profit and loss account.

     US GAAP Securities are classified as trading securities, available for sale securities, and held to maturity securities in accordance with SFAS No. 115. Held to maturity securities are stated at cost and adjusted for any amortization of premium or discount. Cost is reduced in value for any other than temporary impairment.

     Trading securities are accounted for in the same way as securities not held for investment purposes under UK GAAP. Available for sale securities are reported at market value. Where a security, or proportion of a security, is unhedged, the unrealised gains and losses are excluded from earnings and reported in a separate component of shareholders’ funds. Where a security, or a proportion of a security, is hedged by a fair value hedge, the unrealised gain or loss on both the security and the derivative financial instrument hedging the available for sale security will be

NOTES TO THE FINANCIAL STATEMENTS (Continued)

taken to earnings. A provision for impairment is made where a fall in the value of available for sale securities is other than temporary.

Deferred tax
     UK GAAP Deferred taxation is accounted for only where it is probable that a liability or asset will arise. Provision is calculated at rates expected to be applicable when the liability or asset crystallises. No deferred tax asset is created in respect of general allowances for lending losses which are not deductible in arriving at UK taxable profits.

     US GAAP Provision for deferred tax under the liability method is required in full for all temporary differences. Deferred tax assets are recognised subject to any adjustment for valuation allowances.

Provisions against lending losses
     UK GAAP Specific provisions, determined using statistical techniques or by individual assessment, are made against certain loans and advances, including large groups of small balance homogenous loans, when, as a result of regular appraisals of the assets, it is considered that some of the capital will not be recovered. Statistical techniques are used for large groups of small balance homogenous loans. General provisions are made against loans and advances to cover bad and doubtful debts which have not been separately identified but are known from experience to be present in any portfolio of loans and advances.

     US GAAP For loans within the scope of SFAS No. 114, ‘Accounting by Creditors for Impairment of a Loan’, allowances for lending losses are determined based on the present value of expected future cash flows discounted at the loan’s effective rate, or as a practical expedient, at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent.

Loan origination fees and costs
     UK GAAP Loan origination fees received in respect of services provided are recognised in the profit and loss account as the services are performed. Where loan origination fees or costs are in the nature of interest or income, they are recognised in the profit and loss account over the life of the loan. Loan origination costs are recognised in the profit and loss account over the period of time in which the Group has the right to recover the incentives in the event of early redemption.

     US GAAP To the extent that loan origination fees are not offset by related direct costs, they are deferred and amortised through the profit and loss account over the life of the loan, as an adjustment of yield, in accordance with SFAS 91, ‘Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Losses’.

     Abbey National includes estimates of future prepayments in the calculation of constant yield. These estimates are based on detailed mortgage prepayment models.

Securitised assets
     UK GAAP Under FRS 5, ‘Reporting the substance of transactions’, where assets are financed in such a way that the maximum loss that Abbey National can suffer is limited to a fixed monetary amount and which do not result in any significant changes to the entity’s access to the benefits or risks of holding those assets, then providing certain conditions are met the assets remain on balance sheet and any finance received deducted from the assets. The treatment is referred to as ‘linked presentation’. Special purpose vehicles are treated as quasi-subsidiaries and are consolidated where the risks and rewards from operations are similar to those which would be obtained for a subsidiary.

     US GAAP SFAS 140, ‘Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities’ requires that after a transfer of financial assets, an entity recognises the financial and servicing assets it controls and the liabilities it has incurred, derecognises financial assets when control has been surrendered, and derecognises liabilities when extinguished. The statement contains rules for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. Under this standard Abbey National treats its securitisations

NOTES TO THE FINANCIAL STATEMENTS (Continued)

of mortgage and debt securities portfolios as sales, and, where appropriate, recognises a servicing asset and interest receivable asset, and amortises them over the periods in which the benefits are expected to be received

Unrealised gains (losses) on non-trading derivatives and related financial instruments
     UK GAAP The majority of the Group’s hedging contracts are transacted with an in-house risk management and trading operation, ANFP, in order to manage financial risks with external markets efficiently. ANFP transfers substantially all such risks into external markets on a portfolio basis in order to benefit from economies of scale, managing risk within predetermined limits. In the Group accounts, derivatives held as non-trading instruments are accounted for on an accruals basis.

     US GAAP SFAS 133, ‘Accounting for Derivatives Instruments and Hedging Activities’ requires that derivatives instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivatives designated as part of a hedge transaction and, if it is, the type of hedge transaction. For fair-value hedge transactions which the Group is hedging changes in the fair value of an asset, liability, or firm commitment, changes in the fair value of the derivative will generally be offset in the income statement by changes in the hedged item’s fair value. For cash flow hedge transactions, in which the Group is hedging the variability of cash flows related to a variable-rate asset, liability, or a forecasted transaction, changes in the fair value of the derivative instrument are reported in Other comprehensive income. The gains and losses on the derivative instrument that are reported in Other comprehensive income are reclassified as earnings in the periods in which earnings are impacted by the variability of the cash flows the hedged item. The ineffective portion of all hedges are recognised in current-period earnings.

     The Group adopted SFAS 133 on 1 January 2001. The transitional adjustment at this date has been reported the cumulative effect of an accounting change.

     The majority of the Group’s hedges are undertaken with the Group’s in-house trading operation ANFP. ANFP match internal hedges with third party derivatives on an aggregate rather than individual basis and hedges the net outstanding position where the Group has assets and liabilities, which largely offset the overall risk to the Group These hedges do not qualify under SFAS 133 to be treated as a cash flow, fair value or foreign exchange hedges. For this reason, such contracts are restated at market value for the purposes of the US/UK GAAP reconciliation.

Dividend payable
     UK GAAP Dividends declared are recorded in the period to which they relate.

     US GAAP Dividends are recorded in the period in which they are declared.

Reserve capital instruments
     UK GAAP The terms of the £300 million Step-up callable Perpetual Reserve Capital Instruments (‘‘RCIs described in Note 42 result in their separate classification as a non-equity reserve within Shareholders’ funds.

     US GAAP The terms of the RCIs result in their separate classification outside of equity, between Liabilities and Shareholders’ funds.

56. Future developments
     US GAAP In 2001 the Financial Accounting Standards Board issued SFAS 141, ‘‘Business Combinations’’, SFAS 142, ‘‘Goodwill and Other Intangible Assets’’, SFAS 143, ‘‘Accounting for Asset Retirement Obligations’’ and SFAS 144, ‘‘Accounting for the Impairment or Disposal of Long-Lived Assets’’.

     SFAS 141 requires all business combinations be accounted for by a single method – the purchase method. Accounting for combinations by using the pooling-of-interests method is no longer allowed. In addition, the standard requires that intangible assets be recognized separately from goodwill if they met one of two criteria – the contractual-legal criterion or the separability criterion. The provisions of SFAS 141 apply to all business combinations

NOTES TO THE FINANCIAL STATEMENTS (Continued)

initiated after 30 June, 2001. Transition provisions for business combinations, accounted for using the purchase method, for which the acquisition date was before 1 July 2001 are as follows: acquired intangible assets that do not meet the criteria for separate recognition should be reclassified as goodwill. Intangible assets that meet the recognition criteria should be reclassified and accounted for as an asset separately from goodwill.

     Abbey National has determined that the application of SFAS 141 will have no material impact upon net income and shareholders’ funds under U.S. GAAP.

     SFAS 142 requires that goodwill resulting from acquisitions prior to 1 July 2001 no longer be amortized, but instead tested for impairment at least annually, and that recognized intangible assets with definite useful lives be amortized over their respective estimated useful lives and reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Any recognized intangible asset determined to have an indefinite useful life will not be amortized, but instead tested for impairment in accordance with SFAS 142 until its life is determined to no longer be indefinite.

     As required, the Group will adopt SFAS 142 as of 1 January 2002. Goodwill and intangible assets determined to have an indefinite useful life acquired in business combinations completed before 1 July 2001 have continued to be amortized through the adoption date. SFAS 142 also requires the Group complete a transitional goodwill impairment test as of the date of adoption. The Group is currently assessing, but has not yet determined, the impact of SFAS 142 on its financial position and results of operations.

     SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs will be capitalized as part of the carrying amount of the long-lived asset. As required, the Group will adopt SFAS 143 on 1 January 2003.

     SFAS 144 supersedes SFAS 121, ‘Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of’ and the accounting and reporting provisions of APB Opinion No. 30, ‘Reporting Results of Operations – Reporting the Effects of a Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions’, for the disposal of a segment of a business. SFAS 144 retains most of the provisions of SFAS 121 and addresses various implementation issues related to SFAS 121. In addition, SFAS 144 establishes a single accounting model for the disposal of long-lived assets, where previously APB Opinion No. 30 gave a choice of two models. As required, the Group adopted SFAS 144 on 1 January 2002.

     The Group has determined that the application of SFAS 143 and 144 would have no material impact upon net income and shareholders’ funds as determined under US GAAP if they were currently in force.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

57. US GAAP Reconciliation
     The following table summarises the significant adjustments to consolidated net income and shareholders’ funds which result from the application of US GAAP instead of UK GAAP.

     Where applicable, the adjustments are stated gross of tax with the cumulative tax effect of all adjustments included separately.

	2001		2000		1999

	£m		£m		£m
Income statement
Profit attributable to the shareholders of Abbey National plc – UK GAAP	1,276		1,365		1,261
Dividends on preference shares	(42)		(38)		(38)
Other non-equity interest appropriations	(19)		—		—

	1,215		1,327		1,223
US GAAP adjustments:
Depreciation and amortisation(1)	(136)		(136)		(99)
Pensions cost	(37)		(25)		(39)
Securitisation	144		83		42
Shareholders’ interest in long term insurance business	(324)		(186)		(165)
Loan origination fees and costs	297		(39)		(21)
Other	96		(27)		44
Unrealised gains (losses) on derivative contracts and hedged underlying instruments(2)	(339)		117		(28)
Tax effect on the above adjustments	72		15		50
Deferred tax	62		57		4

Earnings before a change in accounting principle	1,050		1,186		1,011
Cumulative effect of a change in accounting principle(3)	5		—		—

Net income available to ordinary shareholders – US GAAP	1,055		1,186		1,011

Earnings per 10 pence ordinary share (before effect of a change in accounting principle)
– basic	73.4	p	83.5	p	71.3	p
– diluted	73.4	p	83.2	p	70.8	p

Earnings per 10 pence ordinary share (after effect of a change in accounting principle)
– basic	73.7	p	83.5	p	71.3	p
– diluted	73.7	p	83.2	p	70.8	p

Shareholders’ funds
Shareholders’ funds including non-equity interests – UK GAAP	8,051		6,830		6,078
Depreciable and amortisable assets	1,128		1,130		1,012
Pensions cost	(169)		(132)		(107)
Securitisation	273		121		49
Shareholders’ interest in long term insurance business	(1,057)		(730)		(559)
Other	(222)		(224)		(105)
Derivative contracts and hedged underlying instruments	(435)		47		(44)
Loan origination fees and costs	213		(84)		(45)
Dividend payable	478		433		382
Reserve capital instruments	(297)		—		—
Tax effect on the above adjustments	374		255		252
Deferred tax	(32)		(72)		34

Shareholders’ funds – US GAAP	8,305		7,574		6,947

(1)	Includes adjustments for goodwill, core deposit intangible and computer software.
(2)	Following the implementation of FAS 133 on 1 January 2001, the Unrealised surplus on derivatives hedging securities available for sale (see Note 58n)) is now recorded within Unrealised gains (losses) on derivative contracts and hedged underlying instruments.
(3)	Amount represents the transitional adjustment as at 1 January 2001 for the adoption of SFAS 133.

     Certain reclassifications have been made to the 2000 and 1999 balances to be consistent with current year presentation.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

58. Further note disclosures on differences between UK and US GAAP, and certain additional US disclosures
a)  Depreciable and amortisable assets
     The following tables provide analyses of intangible fixed assets and tangible fixed assets included in the balance sheet under US GAAP for the three years ended 31 December 2001, 2000 and 1999.

   Goodwill and intangible fixed assets

	Year ended 31 December

	2001	2000	1999

	£m	£m	£m
Arising on consolidation
At 1 January	1,781	1,543	1,447
Acquisitions of subsidiary undertakings	1,027	234	13
Other movements	6	4	—
Adjustment for deferred tax on core deposit intangible	—	—	83

At 31 December	2,814	1,781	1,543

Amortisation
At 1 January	503	379	277
Charge for the year	116	124	102

At 31 December	619	503	379

Net book value
Total goodwill and intangible assets capitalised per US GAAP	2,195	1,278	1,164
Total goodwill and intangible assets capitalised per UK GAAP	1,243	245	203

US/UK GAAP difference	952	1,033	961
Net assets of businesses acquired	(9)	(19)	(20)

US/UK GAAP adjustments to shareholders’ funds	943	1,014	941

   Tangible fixed assets

	Year ended 31 December

	2001	2000	1999

	£m	£m	£m
Total tangible fixed assets capitalised per US GAAP	3,033	2,468	1,188
Total tangible fixed assets capitalised per UK GAAP	2,878	2,352	1,117

US/UK GAAP adjustment to shareholders’ funds	155	116	71

Total depreciable assets – net book value

Total depreciable assets capitalised per US GAAP	5,219	3,727	2,332
Total depreciable assets capitalised per UK GAAP	4,121	2,597	1,320

US/UK GAAP adjustments to shareholders’ funds	1,098	1,130	1,012

NOTES TO THE FINANCIAL STATEMENTS (Continued)

b) Pension costs
     For the reconciliation above, the Group adopts the provisions of SFAS No. 87, ‘‘Employers Accounting for Pensions’’, as amended by SFAS No. 132, ‘‘Employers’ Disclosures about Pensions and Other Post-retirement Benefits’’, in respect of its principal pension plans, The Abbey National Amalgamated Pension Fund, the Scottish Mutual Assurance plc Staff Pension Scheme, the National and Provincial Pension Fund, the Abbey National Group Pension Scheme, the Scottish Provident Institution Staff Pension Fund and the Abbey National Associated Bodies Pension Fund. The components of the estimated net period pension cost computed under SFAS No. 87 are as follows:

	Year ended 31 December

	2001	2000	1999

	£m	£m	£m
Service cost	132	125	121
Interest cost	131	108	89
Expected return on assets	(149)	(125)	(100)
Amortisation of initial transition gain	(7)	(7)	(8)
Recognised gain	(2)	(4)	—
Recognised prior service cost	2	2	2

Net periodic pension cost	107	99	104

     The following table sets forth a reconciliation of beginning and ending balances of the projected benefit obligation.

	Year ended 31 December

	2001	2000

	£m	£m
Benefit obligation at the beginning of the year	1,958	1,643
Service cost	132	125
Interest cost	131	108
Members’ contributions	17	16
Acquisitions	177	59
Actuarial loss	180	57
Benefits paid	(52)	(50)

Benefit obligation at end of year	2,543	1,958

     The following table sets forth a reconciliation of the fair value of plan assets for the period 1 January to 31 December.

	Year ended 31 December

	2001	2000

	£m	£m
Fair value of plan assets at beginning of year	2,262	1,870
Actual return on plan assets	(273)	280
Acquisitions	211	64
Employer contributions	80	82
Employee contributions	17	16
Benefits paid	(52)	(50)

Fair value of plan assets at end of year	2,245	2,262

NOTES TO THE FINANCIAL STATEMENTS (Continued)

     The following table sets forth the funded status of the plans.

	Year ended 31 December

	2001	2000

	£m	£m
Funded status	(298)	304
Amortisation of unrecognised prior service cost	6	7
Amortisation of unrecognised loss/(gain)	168	(401)
Amortisation of initial transition asset	(18)	(25)

Accrued liabilities	(142)	(115)

     The estimated accumulated benefit obligation at 31 December 2001 amounted to £2,072m (30 September 2000: £1,809m).

     Under SFAS No. 87, the excess of plan assets over the projected benefit obligation at the transition date would be recognised as a reduction to pension expense on a prospective basis over approximately 14 years. The financial assumptions used to calculate the projected benefit obligations for the principal pension plans listed above were as follows:

	Year ended 31 December

	2001	2000

	% pa	% pa
Discount rate	5.75	6.5
Rate of pay escalation	4.0	4.5
Rate of pension increase	2.5	3.0
Rate of return on assets	6.25	7.0

     The assets of the schemes are invested primarily in equities and fixed interest securities.

     The schemes’ retirement benefits are generally based on the final year’s pensionable salary and the number years pensionable service with the Group at retirement.

     The £107m US GAAP pension cost (2000: £99m, 1999: £104m) compares with £70m (2000: £74m, £65m) under UK GAAP. The difference net of UK corporation tax is a decrease to net income of £25m (2000: decrease, 1999: £28m decrease) under US GAAP.

     Abbey National plc operates other pension schemes within the Group. These schemes are insignificant and difference in pension costs under UK and US accounting principles is not material.

c) Leasing
     Under US GAAP, SFAS No. 13 requires the following disclosures relating to finance leases as at 31 December 2001 and 2000.

	2001	2000

	£m	£m
Total minimum lease payments to be received	8,490	9,415
Provision for impairment	(12)	(12)
Amounts representing estimated executory costs	(37)	(43)

Minimum lease payments receivable	8,441	9,360
Unearned income	(3,834)	(4,300)

Net investment in direct financing leases	4,607	5,060

     At 31 December 2001, minimum lease payments for each of the next five years are as follows: £622m in 2002, £507m in 2003, £467m in 2004, £434m in 2005 and £423m in 2006.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

d) Stock-based compensation costs
     Abbey National grants share options to executive officers and employees under the Executive Share Option scheme, Sharesave scheme and the Employee Share Option scheme.

     Options granted under the Executive Share Option scheme are generally exercisable between the third and tenth anniversaries of the grant date, provided that certain performance criteria are met.

     Under the Sharesave scheme, eligible employees can elect to exercise their options either three, five or seven years after the grant date. See note 40 to the financial statements for a description of the options granted under this scheme.

     The number of options authorised to be granted is currently limited to 10% of the total number of shares issued since conversion.

   Proforma net income and earnings per share ratio
     Abbey National has adopted the intrinsic value-based method of APB 25, ‘‘Accounting for Stock Issued to Employees’’, to measure compensation cost, for the purposes of the reconciliation of net income between UK and US GAAP.

     If the compensation cost for the three plans had been determined based on the fair value at the grant dates consistent with the method encouraged by SFAS No. 123, net income and earnings per share would have been as shown on a pro forma basis below:

		2001		2000

		£m		£m
Net income under US GAAP	As reported	1,055		1,186
	Pro forma	1,045		1,181
Earnings per share under US GAAP	As reported	73.7	p	83.5	p
	Pro forma	73.0	p	83.2	p

     The fair value of each option for 2001 has been estimated as at the grant date using the Black-Scholes option pricing model using the following assumptions:

Risk free interest rate	4.5% –8.0%
Dividend growth, based solely upon average growth since 1989	14%
Volatility of underlying shares based upon historical volatility over 5 years	23.4%–36.4%
Expected lives of options granted under:
Employee Sharesave scheme	3, 5 and 7 years*
Executive Share Option scheme	6 years
Employee Share Option scheme	5 years

     The fair value of each option for 2000 has been estimated as at the grant date using the Black-Scholes option pricing model using the following assumptions:

Risk free interest rate	4.5%-8.0%
Dividend growth, based solely upon average growth since 1989	14%
Volatility of underlying shares based upon historical volatility over 5 years	23.4%-34.8%
Expected lives of options granted under:
Employee Sharesave scheme	3, 5 and 7 years*
Executive Share Option scheme	6 years
Employee Share Option scheme	5 years

NOTES TO THE FINANCIAL STATEMENTS (Continued)

     The fair value of each option for 1999 has been estimated as at the grant date using the Black-Scholes option pricing model using the following assumptions:

Risk free interest rate	4.5%-8.0%
Dividend growth, based solely upon average growth since 1989	14%
Volatility of underlying shares based upon historical volatility over 5 years	23.4%-27.9%
Expected lives of options granted under:
Employee Sharesave scheme	3, 5 and 7 years*
Executive Share Option scheme	6 years
Employee Share Option scheme	5 years

* For three, five and seven year schemes respectively.

     The following table summarises the movement in the number of share options between those outstanding at the beginning and end of the year, together with the changes in weighted average exercise price over the same period.

	Executive Share Option scheme		Employee Sharesave scheme		Employee Share Option scheme

	Number of options granted	Weighted average Exercise Price	Number of options granted	Weighted average Exercise Price	Number of options granted	Weighted average Exercise Price

2001
Options outstanding at the beginning of the year	4,975,250	7.87	21,611,647	5.52	4,891,275	9.48
Options granted during the year	1,188,085	11.02	2,304,674	9.29	7,950,875	11.31
Options exercised during the year	(749,693)	5.46	(2,754,262)	4.78	(1,087,872)	5.96
Options forfeited during the year	—	—	(2,242,257)	5.23	(419,175)	4.92
Options expired during the year	(47,464)	11.19	(694)	10.87	—	—
Options outstanding at the end of the year	5,366,178	8.85	18,919,108	6.02	11,335,103	11.04
Options exercisable at the end of the year	2,089,442	8.03	23,512	3.37	687,653	5.91
The weighted-average grant-date fair value of options granted during the year		13.13		11.35		13.97
2000
Options outstanding at the beginning of the year	3,947,077	8.57	16,675,519	6.92	5,391,000	9.39
Options granted during the year	1,693,732	6.46	15,958,683	5.30	—	—
Options exercised during the year	(284,354)	6.49	(3,795,652)	4.44	(219,825)	5.91
Options forfeited during the year	(370,622)	9.55	(7,226,903)	8.84	(279,900)	10.46
Options expired during the year	(10,583)	6.25	—	—	—	—
Options outstanding at the end of the year	4,975,250	7.87	21,611,647	5.52	4,891,275	9.48
Options exercisable at the end of the year	2,098,726	6.17	126,868	4.14	—	—
The weighted-average grant-date fair value of options granted during the year		7.27		7.06		—
1999
Options outstanding at the beginning of the year	4,062,500	7.10	17,546,639	5.61	6,300,600	9.15
Options granted during the year	801,925	12.91	3,752,210	10.06	—	—
Options exercised during the year	(873,642)	5.67	(3,325,681)	3.08	(380,400)	5.93
Options forfeited during the year	(35,829)	8.24	(1,296,610)	8.10	(529,200)	9.03
Options expired during the year	(7,877)	9.69	(1,039)	2.88	—	—
Options outstanding at the end of the year	3,947,077	8.57	16,675,519	6.92	5,391,000	9.39
Options exercisable at the end of the year	1,294,839	5.29	57,150	3.15	—	—
The weighted-average grant-date fair value of options granted during the year		15.10		12.73		—

NOTES TO THE FINANCIAL STATEMENTS (Continued)

The following table summarises information about the options outstanding at 31 December 2001.

Executive Share Option	Options Outstanding			Options Exercisable

Range of Exercise Prices	Number Outstanding at 31/12/2001	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise Prices (£)	Number Exercisable at 31/12/2001	Weighted- Average Exercise Prices (£)

Between £3 and £4	4,000	1.24	3.69	4,000	3.69
Between £4 and £5	121,967	3.02	4.80	121,967	4.80
Between £5 and £6	450,029	3.34	5.73	450,029	5.73
Between £6 and £7	1,367,594	8.16	6.46	—	—
Between £7 and £8	1,011,349	5.55	7.24	916,108	7.22
Between £10 and £12	1,807,462	8.18	11.23	597,338	11.69
Between £13 and £14	603,777	7.16	13.06	—	—

Employee Sharesave	Options Outstanding			Options Exercisable

Range of Exercise Prices	Number Outstanding at 31/12/2001	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise Prices (£)	Number Exercisable at 31/12/2001	Weighted- Average Exercise Prices (£)

Between £3 and £4	23,512	0.24	3.15	23,512	3.15
Between £4 and £5	687,397	1.45	4.44	—	—
Between £5 and £6	12,791,393	3.18	5.29	—	—
Between £6 and £7	2,449,693	1.10	6.07	—	—
Between £9 and £11	2,967,113	3.73	9.48	—	—

     Under the Employee Sharesave scheme, the weighted-average exercise prices of options are less than the market prices of the stock on the relevant grant dates.

Employee share option scheme	Options Outstanding			Options Exercisable

Range of Exercise Prices	Number Outstanding at 31/12/2001	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise Prices (£)	Number Exercisable at 31/12/2001	Weighted- Average Exercise Prices (£)

Between £5 and £6	687,653	4.66	5.91	687,653	5.91
Between £11 and £12	10,647,450	8.73	11.37	—	—

e) Taxes

(i)	No element of the tax expense in each of the three years ended 31 December 2001, 2000 and 1999 is attributable to discontinued operations.
(ii)	The significant components of tax expense attributable to continuing operations are shown in note 10.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

     (iii) A reconciliation of taxes payable at the standard UK corporation tax rate and the Group’s effective tax rate for each of the three years ended 31 December 2001, 2000, and 1999 is shown as follows.

	Year ended 31 December

	2001	2000	1999

	£m	£m	£m
Taxation at standard UK corporation tax rate (2001 and 2000: 30%;1999: 30.25%)	581	593	548
Effect of non-allowable provisions and other non-equalised items	29	(3)	22
Effect of non-UK profits and losses	(12)	(7)	(9)
Adjustment to prior year tax provisions	7	3	(12)
Effect of loss utilisation	(2)	(27)	(19)

Taxes before the effect of exceptional items	603	559	530

Effective tax rate before the effect of exceptional items	31.1%	28.3%	29.3%
Effective tax rate (US GAAP)	28.9%	27.6%	30.8%

     (iv) The tax effects of the principal components of deferred tax liabilities and deferred tax assets under US GAAP at 31 December 2001 and 2000 were as follows:

	2001	2000

	£m	£m
Net current deferred tax assets/(liabilities):
Provisions and short term timing differences	72	63

Net non-current deferred tax assets/(liabilities):
Excess of capital allowances over depreciation	(174)	(142)
Capital allowances on finance lease receivables	(1,226)	(1,249)
Undistributed earnings in overseas subsidiaries	(100)	(83)
Long term assurance business	305	219
Other	48	24

	(1,143)	(1,231)

Total	(1,071)	(1,168)

     Included in the above are total valuation allowances of £59m and £66m in 2001 and 2000 respectively. The valuation allowance decreased in 2001 primarily due to the utilisation of net operating loss carryforwards.

     £38m of the valuation allowance at 31 December 2001 (£38m at 31 December 2000) in respect of the operating loss carryforwards of acquired entities will be allocated to reduce goodwill relating to those acquisitions if the benefit is subsequently realised.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

f) Earnings per share (‘‘EPS’’)

     Under US GAAP, SFAS No. 128 requires certain disclosures relating to earnings per share in addition to the presentation of diluted earnings per share on the face of the income statement. The following tables provide reconciliations of the income and number of shares used in the calculation of basic and diluted EPS for the years ended 31 December 2001, 2000 and 1999.

	Year ended 31 December 2001

	Income	Shares	EPS

	£m	m	pence
Basic EPS
Income available to ordinary shareholders	1,055	1,431	73.7
Effect of dilutive securities:
Share options	—	1	—

Diluted EPS	1,055	1,432	73.7

	Year ended 31 December 2000

	Income	Shares	EPS

	£m	m	pence
Basic EPS
Income available to ordinary shareholders	1,186	1,420	83.5
Effect of dilutive securities:
Share options	—	6	—

Diluted EPS	1,186	1,426	83.2

	Year ended 31 December 1999

	Income	Shares	EPS

	£m	m	pence
Basic EPS
Income available to ordinary shareholders	1,011	1,418	71.3
Effect of dilutive securities:
Share options	—	10	—

Diluted EPS	1,011	1,428	70.8

     Options to purchase 5.6m ordinary shares (2000: 5.6m; 1999: 8.0m) at prices ranging from £9.88 to £13.06 (2000: £9.88 to £13.06; 1999: £9.88 to £13.06) were outstanding throughout the year ended 31 December 2001 but were not included in the computation of diluted EPS because the options’ assumed proceeds were greater than the average market price of the common shares. These options expire at various dates ranging from March 2002 to August 2009.

     EPS, assuming full dilution, is computed based on the average number of common shares outstanding during the period, plus the dilutive effect of stock options. The dilutive effect of stock options is computed using the average market price of the company’s stock for the period.

g) Securities and investments
     (i) Under US GAAP, SFAS No. 115 requires certain disclosures relating to securities and investments as at 31 December 2001 and 2000. The following table provides an analysis of the relevant balance sheet totals under both US and UK GAAP.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

	As at 31 December

	2001		2000

	UK GAAP	US GAAP	UK GAAP	US GAAP

	£m	£m	£m	£m
Trading securities	19,932	19,932	20,488	20,488
Available for sale securities (ii)	48,721	48,788	49,065	49,086
Securities held to maturity (iii)	20	20	20	20

	68,673	68,740	69,573	69,594

     Further disclosures required by SFAS No. 115 are as follows:

     (ii) Available for sale securities

	Amortised cost	Gross unrealised gains	Gross unrealised losses	Fair value

	£m	£m	£m	£m
As at 31 December 2001
Equity securities	812	72	(66)	818
Debt securities issued or backed by US Treasury and other US government corporations and agencies	1,318	11	(38)	1,291
Debt securities issued or backed by foreign governments	3,211	138	(62)	3,287
Asset-backed and corporate debt securities	37,465	413	(364)	37,514
Mortgage backed securities other than those issued or backed by US government agencies	5,149	11	(47)	5,113
Other debt securities	766	4	(5)	765

	48,721	649	(582)	48,788

As at 31 December 2000
Equity securities	567	84	(3)	648
Debt securities issued or backed by US Treasury and other US government corporations and agencies	2,039	11	(10)	2,040
Debt securities issued or backed by foreign governments	4,284	158	(8)	4,434
Asset-backed and corporate debt securities	33,239	107	(309)	33,037
Mortgage backed securities other than those issued or backed by US government agencies	8,431	10	(6)	8,435
Other debt securities	505	—	(13)	492

	49,065	370	(349)	49,086

The majority of Corporate debt securities are guaranteed by banks or other financial institutions.

Maturity analysis	Not more than 1 year	In more than 1 year but not more than 5 years	In more than 5 years but not more than 10 years	In more than 10 years	Total

	£m	£m	£m	£m	£m
As at 31 December 2001
Book value	3,466	15,077	13,890	16,288	48,721
Fair value	3,131	15,679	13,771	16,207	48,788
As at 31 December 2000
Book value	2,252	16,021	11,770	19,022	49,065
Fair value	2,275	16,189	11,786	18,836	49,086

NOTES TO THE FINANCIAL STATEMENTS (Continued)

     (iii) Held to maturity securities

	Amortised cost	Gross unrealised gains	Gross unrealised losses	Fair value

	£m	£m	£m	£m
Corporate debt securities
As at 31 December 2001	20	—	—	20
As at 31 December 2000	20	—	—	20

Maturity analysis	Not more than 1 year	In more than 1 year but not more than 5 years	In more than 5 years but not more than 10 years	In more than 10 years	Total

	£m	£m	£m	£m	£m
As at 31 December 2001
Book value	—	20	—	—	20
Fair value	—	20	—	—	20
As at 31 December 2000
Book value	—	20	—	—	20
Fair value	—	20	—	—	20

     (iv) Sales of available for sale securities during the year to 31 December 2001 and 2000.

	2001	2000

	£m	£m
Gross proceeds from sales	3,282	4,673
Gross realised losses on sales	30	1
Gross realised gains on sales	(60)	(34)

Amortised cost of sales	3,252	4,640

     The cost of available for sale securities is determined by using the weighted average cost basis, with premium/ discount arising on purchase being amortised to profit and loss over the expected life of the security.

     (v) Redemptions and purchases of held to maturity securities during the year ended 31 December:

	2001	2000

	£m	£m
Amortised cost b/f	20	20
Acquisitions – cost	—	—
Redemptions at maturity	—	—
Exchange adjustments	—	—

Amortised cost c/f	20	20

NOTES TO THE FINANCIAL STATEMENTS (Continued)

     (vi) Unrealised gains and losses on transfers from available for sale securities during the year ended 31 December:

	2001	2000

	£m	£m
Gross unrealised gains	—	—

Gross unrealised losses	—	—
	—	—

     (vii) The net change in unrealised holding gains (losses) on trading securities, before the effect of associated hedges, included in income for the year to 31 December 2000 is a gain of £37m (2000: gain of £74m).

h) Securitisations
     In accordance with SFAS 140, ‘‘Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities’’, the assets which have been transferred to special purpose entities (securitised) and meet the criteria required under SFAS 140 for a sale are no longer retained on-balance sheet. Details in relation to the mortgage asset securitisations are included in note 16 of the Consolidated Financial Statements.

     The assets were transferred to special purpose entities at book value, which was considered to be their fair value at the time of transfer. As a result, no gain or loss on this transfer has been recognised.

     Additionally, as required by SFAS 140, an interest only strip (‘‘IO’’) asset has been recognised which represents Abbey National plc’s retained interest in the securitised assets. The fair value of the IO strip is represented by the present value of the future income streams expected to be received from the Group’s retained interest in the securitised assets. Abbey National plc determines the present value of future income streams by discounting projected future income. Details in relation to the Group’s rights and obligations under the securitisations are detailed in note 16 of the Consolidated Financial Statements. In compliance with SFAS 140, the receivable is treated as an available for sale security that is revalued at the end of each reporting period. Increases and decreases in value are taken to the Statement of comprehensive income.

   Mortgage asset securitisations

	2001	2000

	£m	£m
Value of interest only strip at inception (1)	267	123
Increase/(decrease) in value of interest only strip	8	(2)

Value of interest only strip at 31 December (1)	275	121

(1)	The valuation of the interest only strip asset is based on the following key assumptions:
	–	Early repayments are based on actual experience at the valuation date. This was 25% at 31 December 2001 (2000: 15%)
	–	A discount rate of 8.5% (2000: 7.5%)

NOTES TO THE FINANCIAL STATEMENTS (Continued)

     Summarised cash flows between the special purpose securitisation companies and Abbey National plc are set out below:

	Holmes Financing (No. 1 to No. 5) plc	Holmes Funding Limited	Holmes Trustees Limited

	£m	£m	£m
Inter-company receipts	347	7,868	—
Inter-company payments	(7,363)	(347)	(505)

	(7,016)	7,521	(505)

Other cash flows from (to) Abbey National plc:
Purchase of mortgages	—	(7,313)	—
Loan	—	30	—
Interest received	—	6	7
Revenue payments	—	—	(183)
Capital payments	—	—	(2,235)
Other payments	—	—	(45)
Asset transfers	—	—	—

	—	(7,277)	(2,456)

Net cash flows	(7,016)	244	(2,961)

     The principal amount of loans held by the above special purpose securitisation companies 90 days or more past due at 31 December 2001 was £52m (2000: £12m). Net credit losses were £0.1m in the period ended 31 December 2001 (2000: nil).

   Sensitivity analysis
     The impact of adverse changes in the rate of repayments and the discount rate on the value of interest only strip assets at 31 December 2001 (£275m) is shown below:

£m

10% adverse change in repayment rate	(5)
20% adverse change in repayment rate	(7)
10% adverse change in discount rate	(8)
20% adverse change in discount rate	(17)

     These sensitivities are hypothetical and should be used with caution. Changes in fair value based on a variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in the above table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another which might magnify or counteract the sensitivities.

Actual and projected credit losses as of:

	Mortgages securitised in
	2001	2000	1999

	%	%	%
31 December 2001	0.03	0.06	0.70
31 December 2000	—	0.06	0.69
31 December 1999	—	—	0.70

NOTES TO THE FINANCIAL STATEMENTS (Continued)

i) Consolidated cash flow statement

     Under SFAS No. 95, ‘‘Statement of Cash Flows’’, the Group experienced an outflow of cash and cash equivalents of £5,748m during the year ended 31 December 2001. Under FRS 1(Revised), the Group experienced an outflow of cash of £30m over the same period.

     Cash equivalents are defined as short term, highly liquid investments which are readily convertible into known amounts of cash without notice and which were within three months of maturity when acquired.

     The following table summarises the movement and composition of cash and cash equivalents for the years ended 31 December 2001, 2000 and 1999.

	2001	2000	1999

	£m	£m	£m
Cash and cash equivalents at 1 January	25,806	23,763	17,204
Net cash (outflow)/inflow	(5,748)	2,043	6,559

Cash and cash equivalents at 31 December	20,058	25,806	23,763

Consisting of:
Cash and balances with central banks	494	437	701
Treasury and other eligible bills	1,755	1,113	1,054
Loans and advances to banks	7,818	10,671	10,984
Other advances	—	—	70
Debt securities	9,991	13,585	10,954

	20,058	25,806	23,763

     Other principal differences between FRS 1 and SFAS No. 95 relate to the classification of cash flow transactions and are as follows:

	Classification under FRS 1	Classification under SFAS No. 95

Dividends received	Returns on investment and servicing of finance	Operating activities
Taxation paid	Taxation paid	Operating activities
Preference dividends paid	Returns on investment and servicing of finance	Financing activities
Equity dividends paid	Equity dividends paid	Financing activities
Purchases/proceeds from disposal of investment securities and fixed assets	Capital expenditure and financial investment	Investing activities
Purchases/proceeds from disposal of	Acquisitions and disposals	Investing activities
subsidiary and associated
undertakings
Net change in loans and advances	Operating activities	Investing activities
Net change in finance lease receivables	Operating activities	Investing activities
Net change in deposits	Operating activities	Financing activities
Net change in debt securities in issue	Operating activities	Financing activities

     Under FRS 1, transactions designated as hedges are reported under the same heading as the related assets or liabilities.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

j) Presentation of the consolidated profit and loss account
     The presentation of the profit and loss accounts for the years ended 31 December 2001, 2000 and 1999 as shown on page F-3, would be no different under US GAAP except provisions would be shown as a component of total operating income.

k) Exceptional items
     US GAAP does not recognise the classification of items as ‘‘exceptional’’. References to exceptional items relate to items that fall within the scope of exceptional items under UK GAAP and are not interchangeable with extraordinary items as defined under US GAAP.

l) Stock borrowing and lending against non-cash collateral
     Abbey National enters into transactions under which it lends and borrows stock using other stock as collateral, and these are accounted for off balance sheet under UK GAAP.

     Under SFAS 140, these transactions are grossed up on the balance sheet. As at 31 December 2001, Abbey National would record assets of £22,221m as collateral received and liabilities of £22,221m as an obligation to return collateral received.

m) Collateralised loans and secured borrowings
     Abbey National enters into purchase and resale agreements (reverse repos), stock borrows and similar transactions which are accounted for as collateralised loans under UK GAAP. Upon entering into such transactions the Group receives collateral equal to 100% – 105% of the loan amount. The level of collateral held is monitored daily and, if required, further calls are made to ensure the market value of collateral remains at least equal to the loan balance. Net assets of such transactions totalling £7,358m (2000: £9,896m) and £4,212m (2000: £6,875m) are included in Loans and advances to banks and Loans and advances to customers respectively.

     Under reverse repos and stock borrows, the Group is permitted to sell or repledge the collateral held. At 31 December 2001, the fair value of such collateral was £10,636m (2000: £16,771m) of which £9,089m (2000: £15,556m) related to collateral that was sold or repledged.

     Abbey National enters into sale and repurchase (repo) agreements, stock loans and similar transactions which are accounted for as secured borrowings under UK GAAP. Upon entering into such transactions the Group pledges collateral equal to 100% – 105% of the borrowed amount. Net liabilities under repos, stock loans and similar transactions of £15,177m (2000: £23,630m) and £7,956m (2000: £7,287m) are included in Deposits by banks and Customer accounts respectively.

     Under repos and stock loans, the Group sells or pledges collateral to counterparties. Under SFAS 140, where the counterparty has the right to sell or repledge the collateral, any such collateral would be reclassified within the Group’s balance sheet from securities to securities pledged. As at 31 December 2001, the application of SFAS 140 would result in £15,975m (2000: £19,946m) of debt securities and £1,725m (2000: £1,105m) of treasury and eligible bills being reported as securities pledged. In addition, as at 31 December 2001, Abbey National has pledged £1,507m of debt securities as collateral under certain structured transactions. Under these transactions the counterparty does not have the right to sell or repledge the collateral, therefore the assets would not be reclassified as securities pledged under SFAS 140.

     Abbey National also enters into outright equity sales and purchases in combination with total return swaps which are accounted for as in substance reverse repos and repos under UK GAAP. These transactions are treated effectively as outright asset purchases and sales and separate derivative contracts under US GAAP. Under SFAS 140, Loans and advances to customers would be reduced by £934m (2000: £2,066m) and this amount would be reported within Equity shares, representing the equity purchase. Customer accounts would be reduced by £2,370m (2000: £3,081m) and this amount would be reported within Other liabilities, representing the short equity sale. The related total return swaps would be marked to market. Any relevant value is paid or received as margin call. The

NOTES TO THE FINANCIAL STATEMENTS (Continued)

£3,304m (2000: £5,147m) of nominal value of the total return swaps would be included within the trading derivative disclosures.

n) Unrealised gains and losses on derivative contracts and hedged underlying instruments
     Abbey National has designated certain of its cross-currency and interest rate swaps as fair value hedges of the interest and exchange rate risk arising from certain debt securities, debt securities in issue and subordinated liabilities including convertible debt. There were no gains or losses recognised in the period in respect of hedge ineffectiveness, components of derivative instruments excluded from hedge effectiveness or hedged firm commitments no longer qualifying as a fair value hedge.

     Abbey National has other non-trading derivatives which are not designated as either a fair value hedge, cash flow hedge or hedge of the net investment in a foreign operation in accordance with the criteria of SFAS 133. These represent derivatives undertaken with the Group’s in-house trading operation, ANFP. ANFP matches internal hedges with third party derivatives on an aggregate, rather than individual, basis and hedges the net outstanding position where the Group has assets and liabilities, which largely offset the overall risk to the Group.

o) Business acquisitions
     Scottish Provident Institution (‘Scottish Provident’) was acquired on 1 August 2001 for purposes of diversifying the Group’s profits from business other than mortgages and savings. The acquisition of Scottish Provident was a complex transaction, requiring a comprehensive review of the fair values of acquired assets and liabilities. No further adjustment to the fair values of the acquired assets and liabilities in accordance with UK GAAP are anticipated as a result of these reviews, however, these amounts will continue to be reviewed during 2002, and any adjustments will be made as necessary in accordance with FRS 7.

     In accordance with US GAAP, the final determination of the fair values for certain identifiable intangible assets, including the Scottish Provident trade name and the value of insurance in force at the date of acquisition, has not been completed. The Group is in the process of valuing these identifiable intangible assets. Under US GAAP, an estimate of the value of insurance in force has been included in the preliminary allocation of the purchase price based on the fair value of the long term assurance business at 1 August 2001, as determined under UK GAAP (see note 23). Nevertheless, the final allocation of the purchase price in accordance with US GAAP is subject to refinement.

p) Statement of comprehensive income

	2001	2000	1999

	£m	£m	£m
Consolidated net income of Abbey National plc – US GAAP	1,055	1,186	1,011
Consolidated other comprehensive income of Abbey National plc:
Unrealised deficit on securities available for sale	(62)	(47)	(216)
Unrealised surplus on derivatives hedging securities available for sale(1)	63	21	305
Deferred tax	18	7	28
Other comprehensive income	5	4	(55)
Translation differences on foreign currency net investment	—	—	(1)

Total comprehensive income before a change in accounting principle	1,079	1,171	1,072
Cumulative effect of a change in accounting principle(2)	(106)	—	—

Total comprehensive income – US GAAP	973	1,171	1,072

(1)	Following the implementation of SFAS 133 on 1 January 2001, the Unrealised surplus on derivatives hedging securities available for sale is now recorded within Unrealised gains (losses) on derivative contracts and hedged underlying instruments (see Note 57).
(2)	Amount represents the transitional adjustment at 1 January 2001 for the adoption of SFAS 133.

Cumulative foreign currency translation adjustment
     SFAS No. 52, ‘‘Foreign Currency Translation,’’ requires disclosure of the cumulative foreign currency translation adjustment taken directly to reserves, on the consolidation of the Group’s foreign undertakings and the translation of

NOTES TO THE FINANCIAL STATEMENTS (Continued)

the Group’s US dollar preference shares. These cumulative adjustments were £(28)m, £(28)m and £(28)m at 31 December 2001, 2000 and 1999 respectively.

Cumulative revaluation adjustment
     The cumulative revaluation adjustment taken directly to reserves was £nil, £11m and £3m at 31 December 2001, 2000 and 1999 respectively.

59. Significant group concentrations of credit risk
     Under SFAS No. 105 group concentrations of credit risk exist if a number of counterparties are engaged in similar activities and have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.

     The Group’s significant exposures to credit risk arise mainly in the residential mortgage portfolio and unsecured lending of UK Retail Banking, First National Group’s predominantly unsecured lending, and in the wholesale lending and investment activities of Wholesale Banking.

     Residential mortgages represented 32% (2000: 34%) of total assets at 31 December 2001; 97% (2000: 98%) of the residential mortgage asset is located in the UK. In Retail Banking a national mortgage lending policy is applied, supported by a number of processes, including credit scoring, which enhance the ability to manage and monitor the credit risk quality of mortgage assets, manage arrears and collections and optimise the values raised from properties in possession.

     First National Group’s £8.8 billion portfolio is diversified between: Consumer Finance (37%), split between: unsecured (13%) and secured (24%); Motor Finance (32%); Business Finance (15%); and Retail Finance (15%).

     Although the Group’s Wholesale Banking operations are based mainly in the UK, it has built up exposures to various entities around the world.

     38% of ANTS credit exposures were to counterparties from the United States, and 27% were to counterparties from the UK. The remaining exposures were mainly to counterparties from Europe. Less than 3% of ANTS’ exposures were to countries that are not members of the Organization for Economic Co-operation and Development. More than 90% of ANTS assets were rated AA- or better, with approximately 45% of exposures being to banks, financial institutions, supranationals and sovereigns.

     See ‘Risk management – Credit risk’ elsewhere in this Annual Report for further discussion of controls over credit risk.

60. Fair values of financial instruments
     The following disclosures are made in accordance with SFAS No. 107 ‘‘Disclosures about Fair Value of Financial Instruments’’.

     The fair values have been estimated using quoted market prices where available. Where no ready markets exist and hence quoted market prices are not available, appropriate techniques are used to estimate fair values which typically take account of the characteristics of the instruments, including the future cash flows, market interest rates and prices available for similar instruments. Unless otherwise specified, fair values of financial instruments have been estimated by discounting anticipated future cash flows using market interest rates offered at 31 December 2001 for similar instruments.

     By its nature, the estimation of fair values is highly subjective and the results will depend largely upon the assumptions made. Considerable caution should therefore be used in interpreting the fair values and particularly if comparing with fair values presented by other financial institutions.

     The Group attaches great value to its branch network, to its profile in the UK personal financial services market and to its relationships with its customers. However, such intangible assets are not recognised for the purposes of SFAS No. 107. Furthermore, the concept of fair values assumes that the financial instruments will be realised by way of sale. However, with the exception of certain securities, the Group intends to realise its assets through collection

NOTES TO THE FINANCIAL STATEMENTS (Continued)

over time. Consequently, the directors believe that the fair values significantly understate the true value of the group as a going concern.

     SFAS No. 107 does not apply to non financial assets and liabilities. Accordingly, tangible fixed assets and balances relating to long term assurance business are excluded.

The carrying values and estimated fair values of financial instruments are as follows:

	2001 Carrying amount	2001 Fair value(1)	2001 Surplus/ (deficit)	2000 Carrying amount	2000 Fair value(1)	2000 Surplus/ (deficit)

	£m	£m	£m	£m	£m	£m
Non-Trading Assets
Cash and balances at central banks	494	494	—	437	437	—
Loans and advances to banks	2,516	2,523	7	2,272	2,279	7
Related derivatives	3	(12)	(15)	—	(1)	(1)
Loans and advances to customers	80,363	81,018	655	78,175	78,549	374
Related derivatives	95	(528)	(623)	186	(122)	(308)
Debt securities	47,929	47,990	61	48,518	48,458	(60)
Related derivatives	(66)	(555)	(489)	(124)	(461)	(337)
Equity shares and other variable
yield securities	812	818	6	567	648	81

Non-Trading Liabilities
Deposits by banks	(10,547)	(10,558)	(11)	(12,086)	(12,086)	—
Related derivatives	14	16	2	(74)	(71)	3
Customer accounts	(65,781)	(65,894)	(113)	(59,383)	(59,484)	(101)
Related derivatives	10	135	125	(18)	97	115
Debt securities in issue	(54,413)	(54,869)	(456)	(57,078)	(57,373)	(295)
Related derivatives	(728)	(258)	470	(498)	(134)	364
Short positions in debt securities and equity shares	(52)	(49)	3	—	—	—
Subordinated liabilities including
convertible debt	(6,590)	(7,357)	(767)	(5,871)	(6,491)	(620)
Related derivatives	68	478	410	85	459	374
Other non-trading derivatives(2)	45	122	77	31	112	81

Trading Assets/Liabilities
Treasury bills & other eligible bills	2,489	2,489	—	1,159	1,159	—
Loans and advances to banks	7,358	7,358	—	9,896	9,896	—
Loans and advances to customers	4,218	4,218	—	6,875	6,875	—
Debt securities	19,929	19,929	—	20,454	20,454	—
Equity shares and other variable
yield securities	3	3	—	34	34	—
Deposits by banks	(14,398)	(14,398)	—	(22,910)	(22,910)	—
Customer accounts	(8,478)	(8,478)	—	(7,412)	(7,412)	—
Short positions in debt securities
and equity shares	(2,209)	(2,209)	—	(2,300)	(2,300)	—
Derivative contracts with third
parties	(2,007)	(2,007)	—	(809)	(809)	—
Derivative contracts with ANFP	331	331	—	(433)	(433)	—
(1)	Where quoted market prices are not available, fair values of on-balance sheet financial instruments incorporate the discounted value of the principal amounts, whereas, for associated hedges of the underlying interest flows, fair values of derivatives do not reflect principal amounts. Consequently, movements in the fair values of on-balance sheet financial instruments are not necessarily matched by equal and opposite movements in the fair values of related derivatives.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

(2)	Other non-trading derivatives hedge finance lease receivables, non-equity minority interests and reserve capital instruments. SFAS No. 107 does not require disclosure of the fair value of finance lease receivables. They are therefore excluded from the table. Non-equity minority interests and reserve capital instruments are not classified as liabilities under UK GAAP and have been excluded from the table.

     Certain reclassifications have been made to the 2000 balances to be consistent with current year presentations.

     Fair values include the fair values of derivatives undertaken by Group entities for non-trading purposes with ANFP. Techniques used to estimate fair values of on and off balance sheet financial instruments for which quoted prices are not available have been further refined in 2001. As part of an integrated approach to risk management, the Group uses both off- and on-balance sheet instruments to manage risk. On-balance sheet instruments which are used as hedges of other on-balance sheet instruments are shown in the relevant standard balance sheet headings on the fair value table, and are not offset.

     Other assets, Prepayments and accrued income, Dividend proposed, Other liabilities, Accruals and deferred income and Provisions for liabilities and charges may contain financial instruments which fall within the scope of SFAS No. 107. Unless specifically included, these financial instruments have been excluded from the above analysis as their fair values approximate to carrying values.

     The surplus (deficit) in the table above represents the surplus (deficit) of fair value compared to carrying amount of those financial instruments for which fair values have been estimated under SFAS No. 107.

The approach to specific categories of financial instruments is described below.

   Assets
Debt securities and equity shares and other variable yield securities

     Where available, securities and investments have been valued using quoted market prices. Where market prices are not available, a valuation based on discounted cash flows, market prices of comparable securities and other appropriate valuation techniques has been used.

Loans and advances to customers
     Loans and advances to personal customers are made both at variable and at fixed rates. As there is no active secondary market in the UK for such loans and advances, there is no reliable market value available for such a significant portfolio. However, if a market value could be ascertained, the directors believe it would reflect the expectation of a long term and continuing relationship with a majority of the customers. Although substantial, this value is intangible and it cannot therefore be included in the fair value under SFAS No. 107. Consequently the directors believe that, for the purposes of SFAS No. 107, the carrying value of the variable rate loans may be assumed to be their fair value.

     Certain of the loans secured on residential properties are at a fixed rate for a limited period, typically two to five years from their commencement. At the end of this period these loans revert to the relevant variable rate. The excess of fair value over carrying value of each of these loans has been estimated by reference to the market rates available at 31 December 2001 for similar loans of maturity equal to the remaining fixed period. The fixed element of such loans is substantially hedged such that any movement in the value of the loan as a result of market interest rate changes will be offset by an equivalent movement in the value of the instrument used as a hedge.

   Liabilities
Deposits by banks and customers
     SFAS No. 107 states that the fair value of deposit liabilities payable on demand is equal to the carrying value. However, given the long term and continuing nature of the relationships with the Group’s customers, the directors believe there is significant value to the Group in this source of funds.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

Debt securities in issue and subordinated liabilities
     Where available the fair value of debt securities in issue and subordinated liabilities has been calculated using quoted market prices where reliable prices are available. In other cases, market values have been determined using in-house pricing models, or stated at amortised cost.

   Financial commitments and contingent liabilities
     The directors believe that, given the lack of an established market, the diversity of fee structures and the estimation required to separate the value of the instruments from the value of the overall transaction, it is generally difficult to estimate the fair value of financial commitments and contingent liabilities. These are therefore excluded from the above table. However, since the majority of these are at floating rates the book value may be a reasonable approximation to fair value. The book values of these instruments are disclosed in notes 45, 46 and 47.

Off-balance sheet derivative financial instruments
     The group uses various market-related off-balance sheet financial instruments, as explained in note 49 above. The fair value of these instruments is measured as the sum of positive and negative fair values at the balance sheet date, which is estimated using market prices where available or pricing models consistent with standard market practice.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

61. Summary operating results of Abbey National Treasury Services plc
     The following selected information of Abbey National Treasury Services plc (‘‘ANTS’’) has been compiled using UK GAAP.

   Summary of profit and loss account data

	For the year ended 31 December

	2001	2001	2000	2000	1999

	$m	£m	$m	£m	£m
Total interest income	8,182	5,643	9,634	6,442	4,843
Total interest expense	(7,479)	(5,158)	(9,025)	(6,035)	(4,487)

Net interest income	703	485	609	407	356
Other operating income	947	653	647	433	183
Operating expenses	(492)	(339)	(387)	(259)	(125)
Amounts written off fixed asset investments	(371)	(256)	(51)	(34)	(26)

Income before taxes	787	543	818	547	388
Taxes	(310)	(214)	(269)	(180)	(130)

Net income	477	329	549	367	258

   Summary of balance sheet data

	As at 31 December

	2001	2001	2000	2000

	$m	£m	$m	£m
Total assets	163,653	112,864	180,556	120,733
including:
Loans to banks and customers	49,668	34,254	62,696	41,923
Net investment in finance leases	6,409	4,420	7,313	4,890
Securities and investments	92,384	63,713	97,178	64,980
Total liabilities excluding shareholders’ equity	159,486	109,990	177,348	118,588
including:
Deposits by banks and customers	67,686	46,680	81,977	54,816
Debt securities in issue	71,543	49,340	75,071	50,198
Subordinated liabilities	4,069	2,086	4,120	2,755
Shareholders’ equity	4,167	2,874	3,208	2,145

     The above summary information has been extracted from the consolidated financial statements of ANTS. This information differs from that disclosed for the Wholesale Banking segment in note 1 as a result of the inclusion of certain intra-group transactions in ANTS’ consolidated financial statements, and the inclusion of the results of Abbey National North America Corporation in the Wholesale Banking segment.

     Abbey National plc has fully and unconditionally guaranteed the obligations of ANTS that have been, or will be incurred before July 31, 2004.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

Group Financial Summary
    Profit and loss accounts

	Total 2001		Total 2000		Total 1999		Total 1998		Total 1997

	£m		£m		£m		£m		£m
Net interest income	2,711		2,680		2,661		2,241		1,905
Commissions, fees and other income	1,843		1,614		1,141		890		716
Operating expenses excluding operating lease depreciation	(1,850)		(1,815)		(1,615)		(1,346)		(1,194)
Depreciation on operating lease assets	(256)		(178)		(52)		(20)		(8)
Provisions for bad and doubtful debts	(263)		(273)		(303)		(201)		(121)
Provisions for contingent liabilities and commitments	9		(21)		(23)		(16)		(16)
Amounts written off fixed asset investments	(256)		(32)		(26)		(28)		(3)

Operating profit and profit on ordinary activities
before tax	1,938		1,975		1,783		1,520		1,279
Tax on profit on ordinary activities	(603)		(559)		(522)		(462)		(326)

Profit on ordinary activities after tax	1,335		1,416		1,261		1,058		953
Minority interests – equity	—		—		—		—		1
Minority interests – non-equity	(59)		(51)		—		—		—

Profit for the financial year attributable to the
shareholders of Abbey National plc	1,276		1,365		1,261		1,058		954
Transfer to non-distributable reserve	(167)		(156)		(13)		(125)		(78)
Dividends including amounts attributable to non-equity interests	(762)		(687)		(610)		(535)		(469)
Other non-equity interest appropriations	(19)		—		—		—		—

Retained profit for the financial year	328		522		638		398		407

Earnings per ordinary share (pence)
– basic	84.9	p	93.4	p	86.2	p	72.4	p	65.2	p
– diluted	84.3	p	92.8	p	85.5	p	71.7	p	64.7	p
Dividends per ordinary share (pence)
Net	50.00	p	45.50	p	40.25	p	35.30	p	30.70	p
Gross equivalent	55.56	p	50.56	p	44.72	p	40.85	p	38.38	p
Dividend cover (times)	1.70		2.00		2.10		2.00		2.10

     The Group financial summary is based on the audited consolidated financial statements of the Abbey National Group for the five years ended 31 December 2001, and has been derived from the consolidated financial statements for each of the relevant years.

     Exceptional items in 1999, 1998 and 1997 include Year 2000 and EMU costs of £29m, £74m and £28m respectively. In addition tax changes introduced in 1997 resulted in a £133m reduction in net interest income and a £12m provision against the embedded value profits for the Life Insurance businesses (included within Commissions, fees and other income), with credits of equivalent amount to the tax charge.

     The calculation of the gross equivalent dividend per ordinary share applies a tax rate of 20% for grossing-up purposes for dividends up to and including the interim dividend for 1998. Thereafter the rate of 10% has been applied.

Balance sheets

	2001 £m	2000 £m	1999 £m	1998 £m	1997 £m

Assets
Cash, treasury bills and other eligible bills	2,983	1,596	1,815	2,386	1,957
Loans and advances to banks	9,874	12,168	11,472	7,428	8,271
Loans and advances to customers	78,650	81,752	75,221	72,257	66,878
Loans and advances subject to securitisation	18,883	7,927	1,930	217	—
less: non-returnable finance	(12,952)	(4,629)	(1,379)	(213)	—
Loans and advances to customers afternon-returnable
finance	84,581	85,050	75,772	72,261	66,878
Net investment in finance leases	4,738	5,192	5,441	5,326	4,655
Securities and investments	68,673	69,573	59,740	54,326	46,537
Long term assurance business	2,015	1,538	1,042	760	649
Intangible fixed assets	1,243	245	203	201	—
Tangible fixed assets excluding operating lease assets	356	389	759	731	698
Operating lease assets	2,522	1,963	358	223	67
Tangible fixed assets	2,878	2,352	1,117	954	765
Other assets	7,363	7,594	6,703	5,728	4,317
Assets of long term assurance funds	30,558	19,083	17,439	13,383	10,101

Total assets	214,906	204,391	180,744	162,753	144,130

Liabilities
Deposits by banks	24,945	34,996	29,824	35,610	23,814
Customer accounts	74,259	66,795	59,911	52,924	55,719
Debt securities in issue	54,413	57,078	51,407	42,989	40,201
Other liabilities	15,409	13,074	11,444	9,107	6,954
Subordinated liabilities including convertible debt	6,590	5,871	4,641	3,333	2,463
Liabilities of long term assurance funds	30,558	19,083	17,439	13,383	10,101

	206,174	196,897	174,666	157,346	139,252
Minority interests – non-equity	681	664	—	—	—
Non-equity shareholders’funds	1,045	450	450	450	450
Equity shareholders’ funds	7,006	6,380	5,628	4,957	4,428

Total liabilities, minority interests and
shareholders’ funds	214,906	204,391	180,744	162,753	144,130

SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

     ABBEY NATIONAL plc

     By

     /s/MARK PAIN

     Mark Pain, Director

     Date: 22 March 2002

EXHIBIT INDEX

Exhibits

1.1*	Memorandum and Articles of Association of Abbey National.
1.2	Documents concerning Abbey National referred to within this document may be inspected at Abbey House, Baker Street, London NW1 6XL, the principal executive offices of the company.
1.3**	Consent of Deloitte & Touche
*	Incorporated by reference to the Registration Statement on Form F-1 (No. 333-11320).
**	Incorporated by reference to the Registration Statement on Form F-3 (No. 333-13146).